   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 18, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                                  ORIUS CORP.
             (Exact name of registrant as specified in its charter)

            FLORIDA                           1623                          65-0894212
(State or other jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer Identification
 incorporation or organization     Classification Code Number)                 No.)

           1401 FORUM WAY, SUITE 400, WEST PALM BEACH, FLORIDA 33401
                                 (561) 687-8300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------
                              WILLIAM J. MERCURIO
                            CHIEF EXECUTIVE OFFICER
                                  ORIUS CORP.
           1401 FORUM WAY, SUITE 400, WEST PALM BEACH, FLORIDA 33401
                                 (561) 687-8300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

    Copies of all communications, including communications sent to agent for service, should be sent to:

                DENNIS M. MYERS                                   MARK C. SMITH
               KIRKLAND & ELLIS                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
            200 EAST RANDOLPH DRIVE                              4 TIMES SQUARE
            CHICAGO, ILLINOIS 60601                         NEW YORK, NEW YORK 10036
                (312) 861-2000                                   (212) 735-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
       TITLE OF EACH CLASS OF SECURITIES           PROPOSED MAXIMUM AGGREGATE
               TO BE REGISTERED                       OFFERING PRICE(1)(2)         AMOUNT OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share.........           $250,000,000                       $66,000
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1) Includes shares of Common Stock that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 18, 2000

                                            Shares

                                  (ORIUS LOGO)

                                  ORIUS CORP.

                                  Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be
between $     and $     per share. We have applied to list our common stock on
The Nasdaq Stock Market's National Market under the symbol "ORIS."

     The underwriters have an option to purchase a maximum of additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6.

                                                                  UNDERWRITING
                                                       PRICE TO   DISCOUNTS AND   PROCEEDS TO
                                                        PUBLIC     COMMISSIONS    ORIUS CORP.
                                                       --------   -------------   -----------
Per Share............................................  $            $              $
Total................................................  $            $              $

     Delivery of the shares of common stock will be made on or about           ,
2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON                             DEUTSCHE BANC ALEX. BROWN

                            FIRST UNION SECURITIES, INC.

                                                   SUNTRUST EQUITABLE SECURITIES

               The date of this prospectus is             , 2000.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
PROSPECTUS SUMMARY...................      1
RISK FACTORS.........................      6
CAUTIONARY NOTE REGARDING
  FORWARD-LOOKING STATEMENTS.........     14
USE OF PROCEEDS......................     15
THE RECLASSIFICATION.................     16
CAPITALIZATION.......................     17
DIVIDEND POLICY......................     18
DILUTION.............................     18
UNAUDITED PRO FORMA CONSOLIDATED
  FINANCIAL STATEMENTS...............     19
SELECTED HISTORICAL FINANCIAL DATA...     33
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS......................     34
BUSINESS.............................     43
MANAGEMENT...........................     57

                                       PAGE
                                       ----
PRINCIPAL SHAREHOLDERS...............     66
CERTAIN RELATIONSHIPS AND RELATED
  PARTY TRANSACTIONS.................     68
DESCRIPTION OF CAPITAL STOCK.........     71
DESCRIPTION OF INDEBTEDNESS..........     74
SHARES ELIGIBLE FOR FUTURE SALE......     78
MATERIAL UNITED STATES TAX
  CONSIDERATIONS FOR NON-UNITED
  STATES HOLDERS.....................     80
UNDERWRITING.........................     83
NOTICE TO CANADIAN RESIDENTS.........     86
LEGAL MATTERS........................     87
EXPERTS..............................     87
WHERE YOU CAN FIND MORE
  INFORMATION........................     88
SUPPLEMENTAL UNAUDITED PRO FORMA
  FINANCIAL DATA.....................     89
INDEX TO FINANCIAL STATEMENTS........    F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                      (This Page Intentionally Left Blank)

                               PROSPECTUS SUMMARY

     This summary highlights the material information about our company and this offering. This summary does not contain all of the information that may be important to you in deciding to invest in our common stock. You should read the entire prospectus, including the financial data and related notes, carefully before making an investment decision. Unless otherwise indicated, pro forma revenue data presented in this prospectus gives effect to the acquisitions we completed in 1999 and 2000, as if each of these transactions had occurred at the beginning of the period presented.

                                  ORIUS CORP.

     Orius is a leading nationwide provider of technical expertise and comprehensive network services to the telecom industry, which includes the telecommunications and broadband industries. With operations in 48 states, we offer a full spectrum of network services, including the design, engineering, deployment and maintenance of our customers' fiber optic, coaxial and copper cable networks. We provide both internal network services, primarily within the central offices of our customers, and external network services in the field. We believe that we are the largest independent provider of central office services in the U.S. We believe our comprehensive range of capabilities and mix of internal and external network services are unique and position us to realize multiple cross-selling opportunities and to satisfy all of our customers' network infrastructure needs.

     In 1999, we provided services to more than 300 customers and completed more than 10,000 individual projects. We have developed strong and long-standing relationships with many established and emerging telecommunications and broadband service providers by providing high quality, responsive and reliable service. Through our operating divisions, we have enjoyed business relationships with many of our larger customers for more than 20 years. Our telecommunications customers include Ameritech, AT&T, DTI, MCI Worldcom, Qwest, SBC Communications, Verizon, Williams Communications and Universal Access. Our broadband customers include Adelphia, AT&T Broadband & Internet Services, Charter Communications, Clearsource, Comcast, Cox Communications and Digital Access. We provide integrated premise services for commercial, governmental and institutional customers such as Compaq, Dell, EDS and the World Bank. Additionally, we install equipment from leading manufacturers such as NEC, Lucent Technologies, Nortel Networks and Siemens. For the six months ended June 30, 2000, over 85% of our pro forma revenue was generated from repeat customers. Our pro forma revenue has increased 47.2% to $369.5 million in the first six months of 2000 from $251.1 million in the comparable 1999 period.

     In our customers' competitive environment where speed to market is essential, our comprehensive range of capabilities provides the critical, often scarce, resources that our customers need. With more than 250 engineers and significant technical expertise, we have the ability to design, engineer, deploy and maintain networks more quickly and cost effectively than many of our customers could themselves. We believe that our existing and new customers will increasingly use our services as a result of our comprehensive range of technical capabilities, mix of internal and external network services, ability to provide high quality, responsive service on a consistent basis and our broad geographic coverage.

     We offer the following services:

     - Internal Network Services. We design, engineer, deploy and maintain a broad range of network solutions within the central offices of our telecommunications customers, including broadband digital cross connect systems, digital subscriber lines, or DSLs, and platforms. We refer to this as "central office services." We also provide interior wiring services to commercial, governmental and institutional entities, which we refer to as "integrated premise services." Our internal network services are characterized by strong growth, low capital requirements and fragmented competition. In addition, our maintenance services, which include the daily maintenance and upgrades of systems to restore network integrity and increase network capacity, provide steady, recurring revenues. Our internal network services revenue increased on a pro forma basis 51.4% to $154.4 million for the six months ended June 30, 2000 from $102.0 million for the six months ended June 30, 1999.

     - External Network Services. We design, engineer, deploy and maintain entire communications networks located outside our customers' central offices, including fiber optic, coaxial and copper cable networks, as well as other Internet infrastructure. We provide end-to-end solutions for our customers, from planning and designing to deploying and maintaining our customers' networks. These services complement our internal network capabilities and enhance our ability to increase market share within our customer base. Additionally, by providing on-going maintenance and network upgrades, our external services generate steady, recurring revenues. Our external network services revenue increased on a pro forma basis 44.3% to $215.1 million for the six months ended June 30, 2000 from $149.0 million for the six months ended June 30, 1999.

     We believe the overall market for our services in 1999 was approximately $61 billion. Industry sources expect this market to grow 19% per annum to $103 billion by 2002. Included in this total market in 1999 is the approximately $7 billion central office services market, which industry sources expect to grow at 41% per annum to $20 billion by 2002.

     We believe that we have significant growth opportunities for the following reasons:

     - Our customers are making large capital investments as they build and expand their networks to accommodate the increased voice, video and data traffic on their networks and as they race to enter new markets in response to the Telecommunications Act of 1996.

     - Our customers increasingly outsource the services we provide so that they can focus on their core businesses.

     - Our customers are beginning to simplify their vendor management and rely on fewer preferred network infrastructure service providers. Our comprehensive range of technical capabilities, mix of internal and external network services, ability to provide high quality, responsive service on a consistent basis and our broad geographic coverage position us to fulfill an increasing percentage of our customers' network service requirements.

     - We are technology and vendor independent. This independence allows us to provide service across nearly all competing network infrastructure technologies and minimizes our risk of technological obsolescence.

     Our objective is to exploit the rapid growth within the telecom industry and enhance our position as a leading nationwide provider of technical expertise and comprehensive network services in the U.S. The key elements of our strategy are to:

     - Focus on the growth prospects of our existing operations, and specifically:

               -- Create new revenue streams by expanding our service offerings and focusing on establishing new customers in both the wireline and wireless markets,

               -- Increase our market share within our existing customer base by focusing on providing high quality, responsive service and on realizing cross-selling opportunities between our internal and external network services,

               -- Continue to increase profitability by streamlining our
                  operations and gaining operating efficiencies through more effective utilization of resources, and

               -- Continue to enhance our national service capabilities through ongoing expansion into new geographic markets.

      - Pursue selected acquisitions that expand our service capabilities, provide access to new customers and broaden our geographic presence.

      - Attract, motivate and retain a highly qualified workforce that is capable of consistently delivering innovative customer solutions and high quality service.

                              RECENT DEVELOPMENTS

     In July 2000, we entered into a non-binding letter of intent to acquire a northeastern provider of central office services for approximately $20 million. This central office service provider generated approximately $15 million of revenue in 1999. Completion of this acquisition is conditioned upon satisfactory completion of due diligence and negotiation of a definitive agreement. If we complete this acquisition, we would expect the closing to occur in the fourth quarter of 2000.

                             ADDITIONAL INFORMATION

     Orius Corp. was incorporated under the laws of Florida in January 1999. Our principal executive office is located at 1401 Forum Way, Suite 400, West Palm Beach, Florida 33401, and our telephone number is (561) 687-8300.

                                  THE OFFERING

Common stock offered.......            shares

Common stock to be
outstanding after this
  offering.................            shares

Use of proceeds............  We intend to use the net proceeds of this offering:

                             - to repay a portion of the indebtedness outstanding under our senior credit facility;

                             - to repay a portion of our outstanding senior subordinated notes and pay prepayment premiums and interest accrued on those notes;

                             - to repay a portion of our outstanding junior subordinated notes and interest accrued on those notes; and

                             -       for general corporate purposes.

Proposed Nasdaq National
  Market symbol............  ORIS

     Unless otherwise indicated, the share numbers used in this prospectus are
based on the number of shares of common stock outstanding as of September   ,
2000 and give effect to the automatic conversion of all of our series C preferred stock into common stock immediately prior to this offering. See "The Reclassification." Unless otherwise indicated, the share numbers exclude:

     - shares of common stock that may be issued to cover over-allotments of shares;

     - shares of common stock issuable upon exercise of outstanding stock options; and

     -       approximately           additional shares of common stock expected
             to be reserved for future grants, awards or sale under our stock incentive plans. See "Management."

                                  RISK FACTORS

     Investing in our common stock involves substantial risks. See the "Risk Factors" section of this prospectus for a description of some of the risks you should carefully consider before investing in our common stock.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

     Set forth below is summary unaudited pro forma financial data for Orius. The summary unaudited pro forma financial data has been derived by the application of pro forma adjustments to our historical consolidated financial statements and to each of the companies acquired by us in 1999 and 2000. The summary unaudited pro forma financial data presented below is intended to give you a better understanding of what the results of operations of all of our businesses might have looked like had they been combined as of the beginning of the periods presented and what our combined financial position might have looked like at June 30, 2000. You should read the summary unaudited pro forma financial data in conjunction with the information contained in "Unaudited Pro Forma Financial Statements," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Supplemental Unaudited Pro Forma Financial Data" and the financial statements and the related notes appearing elsewhere in this prospectus.

                                                                                   SIX MONTHS ENDED
                                                               YEAR ENDED              JUNE 30,
                                                              DECEMBER 31,     -------------------------
                                                                  1999            1999          2000
                                                             ---------------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues................................................      $587,179        $251,051      $369,501
  Expenses:
     Direct costs.........................................       422,223         181,885       263,334
     General and administrative...........................        60,344          24,810        41,846
     Depreciation and amortization........................        26,795          13,397        14,522
                                                                --------        --------      --------
          Total operating expenses........................       509,362         220,092       319,702
  Income from operations..................................        77,817          30,959        49,799
  Other expense (income):
     Interest expense, net................................        41,679          20,841        20,841
     Other expense (income)...............................           142            (210)         (105)
                                                                --------        --------      --------
  Income before income tax provision......................        35,996          10,328        29,063
  Provision for income taxes..............................        21,798           6,103        15,352
                                                                --------        --------      --------
  Net income before extraordinary charges.................      $ 14,198        $  4,225      $ 13,710
  Earnings per share:
     Basic................................................      $               $             $
     Diluted..............................................      $               $             $
  Weighted average shares:
     Basic................................................
     Diluted..............................................
OTHER DATA:
  Gross profit(1).........................................      $164,956        $ 69,166      $106,167
  Gross margin percentage.................................          28.1%           27.6%         28.7%
  Depreciation expense....................................         9,857           4,928         6,053
  Amortization expense....................................        16,938           8,469         8,469

                                                              AT JUNE 30,
                                                                 2000
                                                              -----------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................   $  9,623
  Working capital...........................................    134,911
  Goodwill..................................................    418,713
  Total assets..............................................    714,872
  Total debt................................................    377,890
  Total shareholders' equity................................    242,887

----------------

(1) Gross profit is computed as revenues less direct costs.

                                  RISK FACTORS

     You should carefully consider the following factors in addition to the other information set forth in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also inadvertently impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations will likely suffer. This could cause the trading price of our common stock to fall, and you may lose all or part of the money you paid to buy our common stock.

RISKS RELATED TO OUR COMPANY AND OUR BUSINESS

WE HAVE EXPERIENCED RAPID GROWTH WITHIN THE PAST THREE YEARS, HAVING ACQUIRED 18 BUSINESSES AND HAVING EXPERIENCED SIGNIFICANT ORGANIC GROWTH. IF WE ARE UNABLE TO MANAGE THIS GROWTH, OUR PROFITABILITY WILL BE REDUCED, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

     The growth of our business through acquisitions and organic growth at our existing operations within the past three years has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. As part of our growth strategy, we expect to pursue additional acquisitions in the future. If we are unable to manage our growth, our profitability will be reduced. To manage any future growth, we must continue to implement and improve our operational and financial systems, and must expand, train and manage our expanded employee base. For example, we had 5,610 employees at June 30, 2000, as compared to 4,422 employees at December 31, 1999. We may encounter unexpected difficulties in managing the expansion of our operations, and our systems, products and controls may be inadequate to support our expanded operations. Any inability to manage growth effectively could reduce our profitability.

IF WE ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES, OR IF A SHORTAGE OF LABOR INCREASES OUR LABOR COSTS SUBSTANTIALLY, OUR PROFITABILITY WILL BE REDUCED, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

     Our ability to provide high-quality services on a timely basis requires that we employ an adequate number of skilled engineers, installation technicians, equipment operators, linemen, foremen, cable and fiber splicers and project managers. As projects are completed, we typically experience a high turn-over rate among these employees. If we are unable to attract and retain qualified employees, our profitability will be reduced. We, like many of our competitors, are currently experiencing shortages of qualified personnel. We may not be able to maintain the skilled labor force necessary to operate efficiently and to support our growth strategy. In addition, our labor expenses could increase as a result of a shortage in the supply of skilled personnel. To the extent we cannot hire employees on a full-time basis, we are often required to hire independent contractors at rates higher than those we would pay to our own employees for comparable work. As of June 30, 2000, we had approximately 1,800 subcontracted workers. A substantial increase in our labor costs would also reduce our profitability.

IF WE ARE UNABLE TO ENHANCE OUR SERVICE OFFERINGS TO KEEP PACE WITH TECHNOLOGICAL CHANGES, INCLUDING THE INCREASED DEMAND FOR WIRELESS TECHNOLOGY, DEMAND FOR OUR SERVICES WOULD BE REDUCED.

     New technologies could reduce the need for installation, repair and replacement of wireline services, which could reduce the demand for our services. The telecom industry is subject to rapid changes in technology. Wireline systems used for the transmission of video, voice and data are subject to potential displacement by various technologies, including wireless technologies. We do not currently design, install or repair wireless networks, although we intend to expand our service offerings to include these services in the future. We may not be successful in developing or marketing our services to wireless network operators. If we do not successfully respond to the technological advances and competitively address the needs of a changing marketplace, the demand for our services will be reduced. In addition, our customers may develop new technologies that allow users to receive enhanced services without a significant upgrade of their existing telecommunications and broadband networks.

WE EXPECT OUR QUARTERLY RESULTS TO FLUCTUATE. IF WE FAIL TO MEET REVENUE AND EARNINGS ESTIMATES, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE.

     Quarterly variations in our revenues and net income result from many factors, including:

     - variations in the margins of projects performed during any particular quarter;

     -       the timing and magnitude of acquisitions;

     -       the timing and volume of work under new agreements;

     -       the spending patterns of customers;

     -       the termination of existing agreements;

     -       costs we incur to support growth internally or otherwise;

     -       the change in mix of our customers, contracts and business;

     -       fluctuations in construction and design costs; and

     -       regional and general economic conditions.

     Due to these factors, quarterly revenues, expenses and results of operations could vary significantly in the future. You should take these factors into account when evaluating past periods, and, because of the potential variability due to these factors, you should not rely upon results of past periods as an indication of our future performance. In addition, the long-term viability of our business could be negatively impacted if there were a downward trend in these factors. Because our operating results may vary significantly from quarter to quarter based upon the factors described above, results may not meet the expectations of securities analysts and investors, and this could cause the price of our common stock to decline significantly.

OUR BUSINESS IS SEASONAL, EXPOSING US TO REDUCED REVENUE IN THE FIRST AND FOURTH QUARTERS OF EACH YEAR, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

     Our revenue and net income in the first quarter and the fourth quarter have in the past been, and may in the future be, reduced by adverse holiday season shutdowns, weather conditions and the year-end budgetary spending patterns of our customers. We believe these variations are partly due to the fact that the budgetary years of our customers end in December and their new budgets may not be in place until well into the first quarter. We believe our customers sometimes delay their work orders until their budgets are in place. The onset of winter also affects our ability to render certain network services that must be performed outdoors. The quarterly variations in our revenues and income could negatively impact the trading price of our stock.

     For example, our pro forma revenue for each of the four quarters of 1999 and the first and second quarters of 2000 were:

                                                      PRO FORMA REVENUE
                      QUARTER                           (IN MILLIONS)
---------------------------------------------------   -----------------
1999
          First quarter............................         $111
          Second quarter...........................          140
          Third quarter............................          166
          Fourth quarter...........................          170
2000
          First quarter............................          171
          Second quarter...........................          199

Although our revenue did not decrease during the fourth quarter of 1999 and the first quarter of 2000, our revenues remained relatively flat despite comparatively large increases during the first three quarters of 1999 and the second quarter of 2000. Because our operating results may vary significantly from quarter to quarter based upon the factors described above, results may not meet the expectations of securities analysts and investors, and this could cause the price of our common stock to decline significantly.

IF WE WERE TO LOSE VERIZON AS A CUSTOMER, OUR REVENUE WOULD DECREASE SUBSTANTIALLY, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

     Our revenue from Verizon represented approximately 25% for the six months ended June 30, 2000 and 20% of our pro forma revenue for 1999. In recent months, our revenue from Verizon has increased in both absolute terms and as a percentage of our revenue and this trend may continue for the foreseeable future. The loss of Verizon as a customer or a significant decline in its demand for our services would substantially reduce our revenue. Many of our contracts with Verizon do not guarantee us a particular amount of work, therefore, despite the long-term nature of some of these contracts, they do not provide us with the security that a typical long-term contract might.

ALL OF OUR CUSTOMER CONTRACTS CAN BE CANCELED ON SHORT NOTICE. IF OUR CUSTOMER CONTRACTS WERE CANCELED, OUR REVENUE WOULD DECREASE, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

     All of our customer contracts are cancelable upon 90 days' notice or less without penalty, except, in some cases, for the recovery of our actual committed costs and profit on work performed up to the date of cancellation. Accordingly, our future revenues may not approximate our historical performance. In addition, because all of our customer contracts are cancelable, our backlog, which was approximately $663 million as of June 30, 2000, is not necessarily indicative of our future revenue. If any canceled contracts are not replaced with contracts from other customers, or if we do not receive orders under our master service agreements, our revenue would decrease.

IF WE ARE UNABLE TO CONTINUE TO SUCCESSFULLY INTEGRATE THE COMPANIES WE HAVE ACQUIRED AND TO MANAGE THE RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY, OUR BUSINESS WILL NOT OPERATE EFFICIENTLY AND OUR RESULTS OF OPERATIONS WILL BE NEGATIVELY AFFECTED, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

     If we are unable to integrate or successfully manage the companies we have acquired or the businesses that we may acquire in the future, we may not realize anticipated cost savings and revenue growth, which may result in reduced profitability or operating losses.

     Acquisitions involve a number of special risks including:

     - failure of the acquired businesses to achieve the results we expect;

     -       diversion of our management's attention from operational matters;

     -       our inability to retain key personnel of the acquired businesses;

     -       risks associated with unanticipated events or liabilities;

     -       the potential disruption of our business; and

     - customer dissatisfaction or performance problems at the acquired businesses.

     The realization of all or any of the risks described above could materially and adversely affect the reputation of our company and reduce our revenues.

IF WE ARE UNABLE TO IDENTIFY AND ATTRACT ACQUISITION CANDIDATES AND TO OBTAIN FINANCING FOR FUTURE ACQUISITIONS, IT WOULD DISRUPT OUR GROWTH STRATEGY, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

     Our recent growth has been due in part to acquisitions, and our growth strategy includes making additional acquisitions. Increased competition for acquisition candidates has raised prices for these targets and lengthened the time period required to recoup our investment. Our acquisition strategy incorporates the risks inherent in:

     - assessing the value, strengths and weaknesses of growth opportunities and

     - evaluating the costs and uncertain returns of expanding our operations.

     We may not be able to continue to identify and acquire appropriate businesses on favorable terms or at all or to obtain financing for acquisitions on favorable terms, if at all. Financing our future acquisitions could also result in:

     - a likely issuance of additional shares of our capital stock, which could dilute our existing shareholders,

     - a likely increase in our indebtedness to finance the acquisitions, which could require us to agree to restrictive covenants that might limit our operational and financial flexibility,

     - using our cash, which would reduce the funds we have available for other corporate purposes or

     - increased amortization expense from goodwill and other intangibles related to acquisitions, which would decrease our net income.

     In addition, we are required to obtain the consent of our senior lenders for acquisitions that exceed minimum levels of cash consideration and the aggregate amount we can borrow under the senior credit facilities to finance acquisitions is limited. Our senior lenders may not permit us to complete future acquisitions.

A DECLINE IN THE WORK ASSIGNED TO US UNDER OUR CONTRACTS WOULD REDUCE OUR REVENUE AND MAKE IT DIFFICULT TO OFFSET EXPENDITURES FOR EQUIPMENT.

     A significant decline in work assigned to us under our contracts could reduce our revenue and make it difficult to offset expenditures for equipment. Under our master service agreements, our customers have no obligation to undertake any installation projects or other work with us. In addition, our customers may use their own regularly employed personnel instead of us, which would reduce our revenue. Therefore, despite the long-term nature of these master service agreements, they do not give us the security that typical long-term contracts may provide. Similarly, under our other maintenance agreements, our customers do not generally guarantee us a particular amount of work.

BECAUSE SOME OF OUR COMPETITORS HAVE GREATER RESOURCES THAN WE DO AND BECAUSE THERE ARE FEW BARRIERS TO ENTRY IN OUR INDUSTRY, WE MAY NOT BE ABLE TO MAINTAIN AND ENHANCE OUR COMPETITIVE POSITION. IF WE ARE

UNABLE TO DO SO, OUR BUSINESS WILL NOT BE SUCCESSFUL, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

     The industries in which we operate are highly competitive and we compete with other companies in all of the markets in which we operate. We may also face competition from existing or prospective customers who employ in-house personnel to perform some of the same types of services as we provide. Our revenues would decrease if these customers increased the amount of services performed by their in-house organizations. There are relatively few significant barriers to entry into the markets in which we operate, and as a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors.

     We believe that the principal competitive factors in our market include quality and responsiveness of service, industry experience, reputation, the ability to deliver results on time and competitive pricing. In addition, expertise in new and evolving technologies has become increasingly important. We may not be able to compete effectively on these or other bases, and, as a result, our revenues or income may decline. Some of our competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, they may be able to develop and expand their customer base more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services than we can. Other competitors may have lower overhead cost structures and may, therefore, be able to provide their services at lower rates than we can.

BECAUSE OUR SENIOR MANAGEMENT TEAM HAS AN AVERAGE OF OVER 20 YEARS OF EXPERIENCE IN OUR INDUSTRY AND SIGNIFICANT ACQUISITION EXPERIENCE, THEY WOULD BE DIFFICULT TO REPLACE. THE DEPARTURE OF THESE KEY PERSONNEL COULD DISRUPT OUR BUSINESS AND REDUCE OUR PROFITABILITY, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

     We depend upon the continued services and experience of our senior management team, including William J. Mercurio, our President and Chief Executive Officer, and of the managers of businesses we acquire. Our executive management and the senior management of our operating divisions have an average of over 20 years of experience in the network infrastructure services industry. Our executive management team also has significant acquisition experience. Because it would be difficult to replace these key employees, the loss of the services of any of them could disrupt our business plan and growth strategy and reduce our profitability.

IF THE CONTINUED TREND TOWARD OUTSOURCING NETWORK SERVICES DOES NOT CONTINUE, OUR REVENUES MAY DECLINE, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

     Our success is dependent on the continued trend by telecom service providers to outsource their network design, engineering, deployment and maintenance needs. If these companies elect to perform more of these network services themselves, our revenues may decline.

IF THE CURRENT GROWTH IN THE DEPLOYMENT OF NETWORKS SYSTEMS DOES NOT CONTINUE, OUR REVENUES MAY DECLINE, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

     The telecom industry has experienced a dramatic rate of growth. If the rate of growth slows and our customers reduce their capital investments in network infrastructure or technology or fail to expand into new geographic areas, our revenues may decline.

IF OUR CUSTOMERS DO NOT RECEIVE SUFFICIENT FINANCING, THE DEPLOYMENT OF NEW NETWORKS WILL BE DELAYED AND OUR REVENUES MAY DECLINE, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

     A significant portion of our revenue is generated from telecom service providers seeking to deploy and expand their networks. Some of these customers and other potential customers are new companies with limited or no operating histories and limited financial resources. These customers must obtain significant financing to fund operations and deploy their networks. If these companies fail to receive adequate financing, particularly after we have begun working with them, our revenue and income may decline.

OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED IF WE INCREASE OUR PERSONNEL IN ANTICIPATION OF A PROJECT AND UNDERUTILIZE OUR PERSONNEL BECAUSE THE PROJECT IS DELAYED, REDUCED OR TERMINATED.

     If we increase our personnel in anticipation of a project and the project is delayed, reduced or terminated, we may underutilize this additional personnel, which would increase our general and administrative expenses and could negatively affect our results of operations.

CONSOLIDATION WITHIN THE TELECOM INDUSTRY COULD IMPACT OUR BUSINESS BY CREATING COMPETITIVE PRESSURES THAT COULD REDUCE OUR REVENUES, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

     Recently, the telecom industry has been characterized by significant consolidation activity. This consolidation may lead to a greater ability among telecommunications and broadband service providers to provide a broad range of network services, and could simplify integration and installation, which may lead to a reduction in demand for our services. Moreover, the consolidation of telecommunications and broadband service providers could have the effect of reducing the number of our current or potential customers, which could result in these customers having increased bargaining power. This potential increase in bargaining power could create competitive pressures whereby a particular customer may request our exclusivity with them in a particular market. Accordingly, we may not be able to represent those customers who wish to retain our services on an exclusive basis.

ENVIRONMENTAL AND SAFETY REQUIREMENTS COULD CAUSE US TO INCUR MATERIAL COSTS IN THE FUTURE.

     We are subject to the requirements of federal, state and local environmental and occupational health and safety laws and regulations. It is possible that these requirements may change in the future. These requirements are complex, constantly changing and have tended to become more stringent over time. It is possible that we have not been and will not be at all times in complete compliance with all of these requirements and that we could incur material costs or liabilities in the future as a result of our noncompliance.

INCREASED REGULATION OF THE TELECOM INDUSTRY COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     Regulation of the telecom industry is changing rapidly, with ongoing effects on our opportunities, competition and other aspects of our business. Some of our customers are subject to extensive regulation, which could adversely effect the benefits of our arrangements with them. We cannot assure you that future regulatory, judicial or legislative activities will not have a material adverse effect on us.

OUR EXECUTIVE OFFICERS AND DIRECTORS AND THEIR AFFILIATES WILL CONTROL   % OF
OUR COMMON STOCK AFTER THIS OFFERING AND, AS A RESULT, WILL BE ABLE TO EXERCISE CONTROL OVER ALL MATTERS REQUIRING SHAREHOLDER APPROVAL.

     On completion of this offering, our executive officers and directors and
their affiliates will beneficially own, in the aggregate, approximately   % of
our outstanding common stock. In particular, Willis Stein & Partners will
beneficially own, in the aggregate, approximately   % of our outstanding common
stock. As a result, these shareholders will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us. These transactions may include those that other shareholders deem to be in their best interests and in which those other shareholders might otherwise receive a premium for their shares over their current prices. For additional information regarding our stock ownership, see "Principal Shareholders."

OUR STOCK PRICE MAY BE PARTICULARLY VOLATILE BECAUSE OF THE INDUSTRY WE ARE IN.

     The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology and telecom companies have been extremely volatile, and have experienced fluctuations that have often been unrelated to or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the price of our common stock.

OUR BUSINESS MAY BE ADVERSELY IMPACTED AS A RESULT OF OUR SUBSTANTIAL LEVERAGE, WHICH REQUIRES THE USE OF A SUBSTANTIAL PORTION OF OUR EXCESS CASH FLOW AND MAY LIMIT OUR ACCESS TO ADDITIONAL CAPITAL.

     After the offering, we will continue to have a significant amount of indebtedness, and we have the right to incur additional indebtedness. Our substantial indebtedness could have important consequences to you. For example, our indebtedness could:

     - prevent us from satisfying our obligations with respect to our outstanding indebtedness, which could lead to an event of default and an acceleration of that indebtedness;

     - increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for and reacting to changes in our business and industry;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund working capital, capital expenditures and for other general corporate purposes;

     - limit our ability to make strategic acquisitions or take other corporate action;

     - place us at a competitive disadvantage compared to our competitors that have proportionately less debt; and

     - limit our ability to borrow additional funds and increase the cost of funds that we can borrow.

IF WE WERE REQUIRED TO WRITE OFF A SIGNIFICANT AMOUNT OF OUR GOODWILL OR TO SIGNIFICANTLY REDUCE THE PERIOD OVER WHICH WE AMORTIZE GOODWILL, IT WOULD REDUCE OUR EARNINGS AND NET WORTH, WHICH COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE AND COULD CAUSE ALL OF OUR INDEBTEDNESS TO BE ACCELERATED.

     We have a significant amount of goodwill. As of June 30, 2000, we had unamortized goodwill of $418.7 million, which is currently being amortized over a 25-year period. If we were to determine that this goodwill had become impaired, meaning that the value of our business had declined, we would be required to write-off a portion of this goodwill, which would reduce our earnings and our net worth. Similarly, if we were required, due to a change in accounting policy or otherwise, to significantly reduce the period over which we amortize our goodwill, we might violate the net worth covenant in the new senior credit facility. A reduction in the amortization period would result in an increase in our amortization expense, which in turn would reduce our earnings and net worth and could negatively impact the trading price of our common stock.

PROVISIONS OF OUR CHARTER DOCUMENTS COULD DISCOURAGE POTENTIAL ACQUISITION PROPOSALS AND COULD DELAY, DETER OR PREVENT A CHANGE IN CONTROL.

     Provisions of our restated articles of incorporation and by-laws may inhibit changes in control of our company not approved by our board of directors and would limit the circumstances in which a premium may be paid for the common stock in proposed transactions, or a proxy contest for control of the board may be initiated. These provisions provide for:

     -       creating a classified board of directors;

     - the authority of our board of directors to issue, without shareholder approval, preferred stock with terms as determined by our board of directors;

     -       a prohibition on shareholder action through written consents;

     - a requirement that special meetings of shareholders be called only by our chief executive officer or a majority of our board of directors; and

     - advance notice requirements for shareholder proposals and nominations.

     We are also subject to certain provisions of Florida law which prevent us from entering into an affiliated transaction, including Section 607.901 of the Florida Business Corporation Act, which prohibits a Florida corporation from engaging in an affiliated transaction with an interested shareholder unless certain conditions are met. See "Description of Capital Stock."

IN MAKING A DECISION WHETHER TO PURCHASE OUR COMMON STOCK, INVESTORS SHOULD REALIZE THAT, DUE TO THE SIGNIFICANT NUMBER OF ACQUISITIONS THAT WE HAVE COMPLETED WITHIN THE PAST THREE YEARS, OUR HISTORICAL FINANCIAL STATEMENTS ARE GENERALLY NOT REFLECTIVE OF OUR ONGOING OPERATIONS.

     Since March 1998, we have acquired 18 companies. All of these acquisitions were accounted for using the purchase method of accounting. As a result, our historical financial statements do not include the results of operations of acquisitions prior to the date they were acquired. Due to the significant number of acquisitions that we have completed over the last two years, our historical financial statements are not reflective of our ongoing operations. In addition, prior to their acquisition by us, many of the acquired companies were operated with different strategic and financial objectives. Some of the former owners of the businesses we acquired sought to maximize cash flow and shareholder distributions, rather than reinvest earnings in future growth. In addition, our acquired businesses operated under varying tax structures, which influenced the historical level of owners' compensation. As a result, the historical financial statements of these acquired businesses are generally not representative of their operations following their acquisition.

RISKS RELATED TO THIS OFFERING

YOU WILL EXPERIENCE AN IMMEDIATE AND SIGNIFICANT DILUTION IN THE BOOK VALUE OF YOUR INVESTMENT.

     Because the initial public offering price is substantially higher than the book value per share of common stock, purchasers of the common stock in this
offering will be subject to immediate and substantial dilution of $     per
share. In addition, the total amount of our capital will be less than what it would have been had you and all of our existing shareholders and option holders paid the same amount per share as you will pay in this offering. See "Dilution."

FUTURE SALES BY OUR EXISTING SHAREHOLDERS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE.

     Future sales of the shares of common stock held by existing shareholders could significantly reduce the market price of our common stock. Upon completion of this offering, we expect that:

     -       shares of common stock, or     shares if the underwriters'
             over-allotment option is exercised in full, sold in this offering will be freely tradeable without restriction under the Securities Act, except for any shares which that are acquired by an "affiliate" of our company; and

     - shares of common stock held by our existing shareholders will be eligible for sale into the public market, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act, beginning 180 days after the date of this prospectus.

     Beginning 180 days after the completion of this offering, Willis Stein & Partners will have the right to require us to register its shares of common stock under the Securities Act at our expense. Willis Stein & Partners has agreed not to exercise its registration rights until 180 days following the date of this prospectus without the consent of Credit Suisse First Boston Corporation. In addition, substantially all holders have agreed they will not sell our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of the prospectus. See "Shares Eligible For Future Sale -- Registration Rights."

THERE MAY NOT BE AN ACTIVE MARKET FOR OUR COMMON STOCK, MAKING IT DIFFICULT TO SELL THE STOCK YOU PURCHASE.

     Prior to this offering, there has been no public market for our common stock. An active trading market for our common stock may not develop or may not be sustained after the offering. The initial public offering price for our common stock will be determined by negotiations between the underwriters and us. The initial public offering price may not correspond to the price at which our common stock will trade in the public market following the offering and the price of our common stock available in the public market may not reflect our actual financial performance.

OUR STOCK PRICE COULD BE VOLATILE AND COULD DROP UNEXPECTEDLY FOLLOWING THIS OFFERING.

     Historically, stock prices and trading volumes for newly public companies fluctuate widely for a number of reasons, including some reasons that may be unrelated to their businesses or results of operations. This type of market volatility could depress the price of our common stock without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts or investors. If this were to occur, the market price of our common stock could decrease, perhaps significantly.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     All statements other than statements of present or historical facts, and our opinions and beliefs relating to these statements, included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or other variations of this terminology or similar terminology. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus, including, among others:

     -       our ability to attract and retain qualified key employees;

     -       changes in technology that could reduce demand for our services;

     -       changes in our relationships with our major customers;

     -       our ability to successfully integrate acquired businesses;

     -       the competitive nature of the network infrastructure industry; and

     -       changes in the laws and regulations governing the telecom industry.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of     shares of common
stock in this offering will be approximately $     million. The following table
sets forth our intended uses of these proceeds:

USE OF PROCEEDS
---------------
Repay senior credit facility in part........................   $
Prepay senior subordinated notes in part....................
Prepay junior subordinated notes in part....................
General corporate purposes..................................
Fees and expenses related to the foregoing..................
                                                               --------
          Total.............................................
                                                               ========

Pending these uses, we will invest the proceeds in short-term, interest-bearing, investment-grade securities.

     We entered into our senior credit facility in December 1999 and used the proceeds of the tranche A and the tranche B term loans to finance the acquisition of LISN Holdings, Inc., or "LISN." We used the proceeds of the tranche C term loan to repay our revolving term loan facility, which was used to finance, in part, our acquisitions of Midwest Splicing and Hattech in the second quarter of 2000, and for working capital and general corporate purposes. As of September 1, 2000, the balance of each loan and the interest rate applicable to each was as follows:

     -       $5.0 million revolving credit facility -- 9.8%;

     -       $72.0 million tranche A term loan -- 9.8%;

     -       $156.6 million tranche B term loan -- 10.3%; and

     -       $60.0 million tranche C term loan -- 10.6%.

     The tranche A term loan has a final maturity of December 15, 2004, the tranche B term loan has a final maturity of December 15, 2006 and the tranche C term loan has a final maturity of December 15, 2007. The tranche A and tranche B term loans are payable quarterly in arrears beginning March 31, 2000. The tranche C term loan is payable quarterly in arrears beginning September 30, 2000. Under the terms of the credit facility, we have the ability to prepay any outstanding amounts in full. Voluntary prepayments for the tranche B and tranche C term loans must be prepaid at 101%.

     Our senior subordinated notes due 2010 in the aggregate outstanding principal amount of $150.0 million bear interest at the rate of 12 3/4% per annum. Under the terms of the indenture governing the senior subordinated notes, we are permitted to use the net proceeds of this offering to redeem up to $52.5 million of the aggregate outstanding principal amount of the senior subordinated notes at a redemption price of 112.75%, or $59.2 million, plus accrued and unpaid interest to the redemption date. We used the proceeds from the sale of our senior subordinated notes to repay a senior subordinated term loan incurred in connection with the acquisition of LISN, plus accrued interest on that loan, and to repay a portion of the tranche B term loan of our senior credit facility.

     As of June 30, 2000, there was $150.7 million in aggregated principal amount of our junior subordinated notes outstanding. The junior subordinated notes bear interest at 12.0% per annum and are due and payable on the later of December 15, 2009 and the first anniversary of the date on which the senior subordinated notes are repaid. We issued the junior subordinated notes to our shareholders and the former shareholders of LISN in connection with the acquisition of LISN as partial consideration for the exchange of a portion of their existing equity interests.

     Concurrently with the completion of this offering, we intend to refinance the borrowings under our senior credit facility and enter into a new credit facility to meet our working capital and general corporate needs. Affiliates of certain of the underwriters are lenders under our existing senior credit facility and are expected to be lenders under our new senior credit facility. See "Underwriting."

                              THE RECLASSIFICATION

     We currently have two outstanding classes of capital stock, series C preferred stock and common stock. Immediately prior to this offering all of our outstanding series C preferred stock will be converted into shares of our common stock. Each share of series C preferred stock will be converted into (1) shares of common stock plus (2) a number of shares of common stock equal to the liquidation value of the series C preferred stock, which is $1,000, plus all accrued and unpaid dividends on the preferred stock, divided by the initial public offering price. The number of shares of common stock into which each share of series C preferred stock is convertible is therefore dependent upon both the date on which this offering occurs and the initial public offering price. The share numbers in this prospectus assume a conversion date of
          , 2000 and an initial public offering price of $     per share.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:

     -       on an actual basis;

     - on a pro forma as adjusted basis, giving effect to: (1) $60.0 million of additional borrowings under the tranche C term loan of our senior credit facility, which was incurred in July 2000 and was used to repay borrowings under our revolving credit facility; (2) the conversion of our series C preferred stock into common stock;
             (3) the sale of     shares of common stock in this offering and the
             application of the net proceeds from this offering; and (4) the refinancing of our existing bank indebtedness under the new senior credit facility.

     This information should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                        AS OF
                                                                    JUNE 30, 2000
                                                              -------------------------
                                                                             PRO FORMA
                                                                ACTUAL      AS ADJUSTED
                                                              (UNAUDITED)   (UNAUDITED)
                                                              -----------   -----------
Cash and cash equivalents...................................   $      --     $   9,623
                                                               =========     =========
Long-term debt, including current portion:
  New senior credit facility(1).............................          --       185,000
  Existing senior credit facility...........................     285,573            --
  Equipment debt, leases and other..........................       4,683         4,683
  Senior subordinated notes.................................     150,000        97,500
  Junior subordinated notes.................................     150,710        90,707
                                                               ---------     ---------
          Total long-term debt..............................     590,966       377,890
                                                               ---------     ---------
Series C participating, redeemable preferred stock, par
  value $.01 per share, 200,000,000 shares authorized and
  205,740 shares issued and outstanding at June 30, 2000,
  actual (200,000,000 shares authorized and no shares
  authorized and issued, pro forma as adjusted).............     241,246            --
Shareholders' equity (deficit):
  Preferred stock, $.01 par value, no shares authorized and
     no shares issued and outstanding at June 30, 2000,
     actual and pro forma (10,000,000 shares authorized and
     no shares issued and outstanding, pro forma as
     adjusted)..............................................          --            --
  Common stock, $.01 par value, and paid in capital,
     200,000,000 shares authorized and 25,887,559 shares
     issued and outstanding at June 30, 2000, actual
     (200,000,000 shares authorized and           shares
     issued and outstanding, pro forma as adjusted).........      34,647       510,992
  Note due from shareholder.................................        (253)         (253)
  Retained deficit..........................................    (250,002)     (267,852)
                                                               ---------     ---------
Total shareholders' equity (deficit)........................    (215,608)      242,887
                                                               ---------     ---------
          Total capitalization..............................   $ 616,604     $ 620,777
                                                               =========     =========

---------------

(1) We anticipate that our new senior credit facility will provide for a $135 million tranche A loan, a $50 million tranche B loan and a $100 million revolving credit facility. We expect that our revolving credit facility will provide for up to $100 million of borrowings to be used for permitted acquisitions and working capital purposes, with sublimits of $75 million for acquisition loans and $50 million for working capital loans. See "Description of Indebtedness -- New Senior Credit Facility."

                                DIVIDEND POLICY

     The payment of dividends by us to holders of our common stock is currently prohibited by our senior credit facility and is restricted by our indenture relating to the senior subordinated notes. After this offering, we plan to enter into a new senior credit facility that will restrict our ability to pay dividends. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. While our predecessor was an S corporation, it made cash distributions to its shareholders of approximately $1.2 million in 1998 and $6.1 million in 1999.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted by the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities at June 30, 2000, divided by the pro forma number of shares of common stock outstanding at June 30, 2000. The pro forma number of shares of common stock gives effect to the conversion of all of our outstanding shares of series C preferred stock into common stock immediately prior to this offering.

     Our pro forma net tangible book value at June 30, 2000 was approximately
$     million, or $     per share of common stock. After giving effect to our
sale of common stock in this offering and our receipt of the estimated net
proceeds from the sale, our pro forma net tangible book value as of           ,
2000 would have been approximately $     million, or $     per share. This
represents an immediate increase in pro forma net tangible book value of $
per share to existing shareholders and an immediate dilution of $     per share
to new investors. The following table illustrates this per share dilution:

                                                                   PER SHARE
                                                              -------------------
Assumed initial public offering price per share.............             $
  Pro forma net tangible book value per share at June 30,
     2000...................................................  $
  Increase per share attributable to new investors..........
                                                              --------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                         --------
Dilution per share to new investors.........................             $
                                                                         ========

     The following table summarizes, on a pro forma basis, as of June 30, 2000, the number of shares purchased, the total consideration paid and the average price per share paid by the existing shareholders and by the purchasers of common stock in this offering, after adjustment for:

     -       the conversion of our series C preferred stock into common stock;

     -       our sale of     shares of common stock at an assumed offering price
             of $     per share, before deducting estimated underwriting
             discounts and commissions.

                                              SHARES PURCHASED
                                                OR CONVERTED      TOTAL CONSIDERATION
                                             ------------------   --------------------   AVERAGE PRICE
                                              NUMBER    PERCENT    AMOUNT     PERCENT      PER SHARE
                                             --------   -------   ---------   --------   -------------
                                                                   (IN MILLIONS)
Existing shareholders......................                  %    $                 %      $
New investors..............................
                                             --------    -----    --------     -----
          Total............................             100.0%    $            100.0%
                                             ========    =====    ========     =====

     The discussion above assumes no exercise of stock options outstanding as of June 30, 2000. As of June 30, 2000, there were options outstanding to purchase a total of 2,646,219 shares of common stock, with a weighted average exercise price of $6.39 per share. If holders exercise these outstanding options, there will be further dilution. An additional shares of common stock are reserved for grants, awards or sale under our stock incentive plans.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     Set forth below are unaudited pro forma financial statements for Orius. The unaudited pro forma financial statements have been prepared by the application of pro forma adjustments to our historical financial statements and to each of the companies acquired by us in 1999 and 2000 (the "Acquired Companies").

     The unaudited pro forma financial statements presented below are intended to give you a better understanding of what the results of operations of all of our businesses might have been had they been combined as of the beginning of the periods presented and what our combined financial position might have been at June 30, 2000. We prepared the unaudited pro forma statements of operations data by (1) combining our historical results with those of the acquired companies as if we had acquired each of the companies at the beginning of the period presented and applying those adjustments set forth in "Supplemental Unaudited Pro Forma Data" and (2) further adjusting those combined historical results to reflect:

          (a) the refinancing of our existing bank indebtedness under the new senior credit facility;

          (b) the conversion of our series C preferred stock into common stock in connection with this offering; and

          (c) the issuance of     shares of common stock in this offering and
              the application of the proceeds from this offering.

     The application of purchase accounting to the businesses acquired by Orius resulted in certain fair value adjustments to property, plant and equipment and these are reflected in the "Supplemental Unaudited Pro Forma Financial Data."

     We prepared the unaudited pro forma balance sheet data of Orius by adjusting the historical balance sheet to reflect items (a), (b) and (c) described above. Orius and the acquired companies may have performed differently if they had been combined as of or on the dates presented. You should not rely on these unaudited pro forma financial statements as being indicative of the historical results that we would have had or the future results that we will experience.

     You should read these unaudited pro forma financial statements in conjunction with the information contained in "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Supplemental Unaudited Pro Forma Financial Data" and the financial statements and the related notes appearing elsewhere in this prospectus.

                          ORIUS CORP. AND SUBSIDIARIES

                    UNAUDITED PRO FORMA STATEMENT OF INCOME

                         SIX MONTHS ENDED JUNE 30, 2000
                  (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                         ACQUIRED       OFFERING
                                           ORIUS(1)    COMPANIES(2)    ADJUSTMENTS      PRO FORMA
                                           ---------   -------------   -----------      ---------
Revenues................................   $349,868       $19,633      $        --      $369,501
Expenses:
  Direct costs..........................    250,682        12,652               --       263,334
  General and administrative............     37,029         4,817               --        41,846
  Depreciation and amortization.........     13,760           762               --        14,522
                                           --------       -------      -----------      --------
          Total operating expenses......    301,471        18,231               --       319,702
Income from operations..................     48,397         1,402               --        49,799
Other expense (income):
  Interest expense, net.................     30,904         1,670          (11,733)(3)    20,841
  Other expense (income)................        (96)           (8)                          (104)
                                           --------       -------      -----------      --------
  Income (loss) before income tax
     provision..........................     17,589          (260)          11,733        29,062
  Provision for income taxes............     10,298           361            4,693(3)     15,352
                                           --------       -------      -----------      --------
  Net income (loss) before extraordinary
     charges............................      7,291          (621)           7,040        13,710
  Accretion and dividends on series C
     participating redeemable preferred
     stock..............................    (31,479)           --           31,479            --
                                           --------       -------      -----------      --------
  Net income (loss) applicable to common
     shareholders.......................   $(24,188)      $  (621)     $    38,519      $ 13,710
                                           ========       =======      ===========      ========
Weighted average shares outstanding:(4)
  Basic.................................     25,573
                                           ========                                     ========
  Diluted...............................     25,573
                                           ========                                     ========
Earnings (loss) per share:
  Basic.................................   $  (0.95)                                    $
                                           ========                                     ========
  Diluted...............................   $  (0.95)                                    $
                                           ========                                     ========

---------------

(1) Results for the six months ended June 30, 2000 represent the actual historical consolidated results of Orius, including the results for the Acquired Companies from their date of acquisition.

(2) Represents the results of the Acquired Companies in the related period prior to the date of acquisition and related acquisition adjustments. See "Supplemental Unaudited Pro Forma Financial Data" for further detail and discussion.

(3) Reflects the decrease in interest expense at our borrowing rate under our new senior credit facility on the indebtedness remaining after using the proceeds from the initial public offering to repay a portion of our indebtedness and related tax effects. The decrease in pro forma interest expense resulting from initial public offering consists of the following:

Revolving credit facility(i)................................   $     --
Tranche A term loan(ii).....................................      5,927
Tranche B term loan(iii)....................................      2,383
Senior subordinated notes(iv)...............................      6,216
Junior subordinated notes(v)................................      5,442
Commitment fee(vi)..........................................        250
Capital leases and equipment loans..........................        131
Amortization of deferred financing costs(vii)...............        492
                                                               --------
Total pro forma interest expense............................     20,841
Elimination of historical interest expense(viii)............    (32,574)
                                                               --------
          Net decrease in interest expense..................   $(11,733)
                                                               ========

---------------

     (i) On a pro forma basis as a result of the initial public offering, there was no outstanding balance on the revolving credit facility.

     (ii) Represents interest on the new $135.0 million tranche A term loan using an assumed interest rate of 8.78% (LIBOR at September 13, 2000 plus margin of 2.00%).

     (iii) Represents interest on the new $50.0 million tranche B term loan using an assumed interest rate of 9.53% (LIBOR at September 13, 2000 plus margin of 2.75%).

     (iv) Represents interest on the $97.5 million senior subordinated notes at an interest rate of 12.75% following the repayment of $52.5 million (35%) with proceeds from the initial public offering.

     (v) Represents interest on the $90.7 million junior subordinated notes at an interest rate of 12.00% following the repayment of $60.0 million with proceeds from the initial public offering.

     (vi) Represents 0.50% commitment fee on the unused portion of the revolving credit facility.

     (vii) Represents amortization of deferred financing costs of $5.9 million over an average life of six years.

     (viii) Represents the elimination of historical interest expense prior to the initial public offering.

(4) Pro forma weighted average shares outstanding gives effect to the offering and the conversion of our series C preferred stock in connection with this offering.

                          ORIUS CORP. AND SUBSIDIARIES

                    UNAUDITED PRO FORMA STATEMENT OF INCOME

                         SIX MONTHS ENDED JUNE 30, 1999
                  (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                 HISTORICAL     ACQUIRED      OFFERING
                                                 AMOUNTS(1)   COMPANIES(2)   ADJUSTMENT   PRO FORMA
                                                 ----------   ------------   ----------   ---------
Revenues.......................................   $188,783      $62,268       $     --    $251,051
Expenses:
  Direct costs.................................    137,347       44,538             --     181,885
  General and administrative...................     17,889        6,921             --      24,810
  Depreciation and amortization................     11,300        2,097             --      13,397
                                                  --------      -------       --------    --------
          Total operating expenses.............    166,536       53,556             --     220,092
Income from operations.........................     22,247        8,712             --      30,959
Other expense (income):
  Interest expense, net........................     32,304        2,785        (14,248)(3)   20,841
  Other expense (income).......................       (198)         (13)            --        (210)
                                                  --------      -------       --------    --------
Income (loss) before income tax provision......     (9,859)       5,940         14,248      10,329
Provision for income taxes.....................     (2,733)       3,214          5,622       6,103
                                                  --------      -------       --------    --------
Net income (loss) before extraordinary
  charges......................................   $ (7,126)     $ 2,726       $  8,626    $  4,226
                                                  ========      =======       ========    ========
Weighted average shares outstanding, basic and
  diluted(4)...................................      9,198
                                                  ========                                ========
Earnings per share, basic and diluted..........   $   0.67                                $
                                                  ========                                ========

                          ORIUS CORP. AND SUBSIDIARIES

                NOTES TO UNAUDITED PRO FORMA STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1999
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) Amounts for the six months ended June 30, 1999 represent the historical results of LISN and Orius and the adjustments necessary to give effect to the LISN acquisition as if it had occurred at the beginning of the period presented. Because LISN's former shareholders acquired control of Orius in connection with the LISN acquisition, LISN has been treated as the acquiring corporation for accounting purposes even though it became a subsidiary of Orius in the acquisition.

                                                                   LISN
                                                                ACQUISITION
                                            LISN      ORIUS     ADJUSTMENTS      TOTAL
                                           -------   --------   -----------     --------
Revenues.................................  $60,198   $128,585    $     --       $188,783
Expenses:
  Direct costs...........................   40,202     98,645      (1,500)(i)    137,347
  General and administrative.............   11,718     11,346      (5,175)(i)     17,889
  Depreciation and amortization..........      174      4,990       6,136(ii)     11,300
                                           -------   --------    --------       --------
          Total operating expenses.......   52,094    114,981        (539)       166,536
                                           -------   --------    --------       --------
          Income from operations.........    8,104     13,604         539         22,247
Other expense (income):
  Interest expense, net..................    1,372      5,262      25,670(iii)    32,304
  Other income...........................      (96)      (102)         --           (198)
                                           -------   --------    --------       --------
Income before provision from income
  taxes..................................    6,828      8,444     (25,131)        (9,859)
Provision for income taxes...............      651      3,524      (6,908)(iv)    (2,733)
                                           -------   --------    --------       --------
Net income before extraordinary
  charges................................  $ 6,177   $  4,920    $(18,223)      $ (7,126)
                                           =======   ========    ========       ========
  Weighted average shares outstanding,
     basic and diluted...................    9,198
                                           =======
  Earnings per share, basic and
     diluted.............................  $  0.67
                                           =======

---------------

(i) Reflects the decrease resulting from differentials between the compensation levels of the former owners of LISN and the terms of their employment agreements entered into with Orius. After the acquisition of LISN, the duties and responsibilities of the owners who remained employed with LISN have not and will not change and additional costs have not and are not expected to be incurred related to their efforts.

(ii) The calculation of pro forma depreciation reflecting fixed asset basis adjustments from the application of purchase accounting is included in
      Note 3 to the Supplemental Unaudited Pro Forma Financial Data for the Acquired Companies. While these basis adjustments reflect the purchase accounting at the time of Orius' acquisition of these businesses, given the nature of the fixed assets and the proximity of the acquisitions, book value approximated fair value at the time of the acquisition. Pro forma amortization of goodwill generated from the LISN acquisition and the acquisition of the Acquired Companies based on a 25-year goodwill life is calculated as follows:

Amortization of pro forma goodwill of $423,452 based on a
  25 year life............................................   $ 8,469
Elimination of historical goodwill amortization...........    (2,333)
                                                             -------
Net increase in goodwill amortization.....................   $ 6,136
                                                             =======

                          ORIUS CORP. AND SUBSIDIARIES

(iii) The increase in pro forma interest expense resulting from the LISN acquisition and the issuance of the senior subordinated notes consists of the following:

Revolving credit facility(a)................................   $    --
Tranche A term loan(b)......................................     3,379
Tranche B term loan(c)......................................     7,435
Senior subordinated notes(d)................................     9,563
Junior subordinated notes(e)................................     8,262
Commitment fee(f)...........................................       250
Capital leases and equipment loans..........................       130
Amortization of deferred financing costs(g).................     1,108
Acquisition related interest(h).............................     2,177
                                                               -------
Total pro forma interest expense............................    32,304
Elimination of historical interest expense(i)...............    (6,634)
                                                               -------
Net increase in interest expense............................   $25,670
                                                               =======

---------------

      (a) On a pro forma basis as a result of the offering of the senior subordinated notes, there was no amount drawn on the revolving credit facility.

      (b) Represents interest on the $75.0 million tranche A term loan using an assumed interest rate of 9.01%. (LIBOR at December 15, 1999 plus margin of 3.00%)

      (c) Represents interest on the remaining $156.4 million tranche B term loan following the repayment of $43.6 million of the tranche B term loan with the proceeds from the sale of the outstanding notes, using an assumed interest rate of 9.51%. (LIBOR at December 15, 1999 plus margin of 3.5%)

      (d) Represents interest on the senior subordinated notes at an interest rate of 12.75%.

      (e) Represents interest on the $137.7 million junior subordinated notes at an interest rate of 12%.

      (f) Represents 0.50% commitment fee on the unused portion of the revolving credit facility.

      (g) Represents amortization of deferred financing costs of $13,290 over an average life of six years.

      (h) Represents interest on the $42.0 million used to fund the Fenix and Hattech acquisitions at an assumed interest rate of 9.08% and interest on the junior subordinated notes issued in connection with the Irwin, Fenix, Midwest and Hattech acquisitions.

      (i) Represents the elimination of historical interest expense prior to the LISN acquisition and offering of the outstanding senior subordinated notes.

(iv) Reflects the income tax rate that would have been in effect if the Acquired Companies, LISN acquisition and the initial public offering had occurred as of the beginning of the year using a Federal statutory rate of 35% plus applicable state taxes at statutory rates.

(2) Represents the results of the Acquired Companies in the related period prior to the date of acquisition and related acquisition adjustments. See "Supplemental Unaudited Pro Forma Financial Data" for further detail and discussion.

(3) Reflects the decrease in interest expense at our borrowing rate under our new senior credit facility on the indebtedness remaining after using the proceeds from the initial public offering to repay a portion

                          ORIUS CORP. AND SUBSIDIARIES
     of our indebtedness. The decrease in pro forma interest expense resulting from the initial public offering consists of the following:

Revolving credit facility(i)................................  $     --
Tranche A term loan(ii).....................................     5,927
Tranche B term loan(iii)....................................     2,383
Senior subordinated notes(iv)...............................     6,216
Junior subordinated notes(v)................................     5,442
Commitment fee(vi)..........................................       250
Capital leases and equipment loans..........................       131
Amortization of deferred financing costs(vii)...............       492
                                                              --------
Total pro forma interest expense............................    20,841
Elimination of interest expense(viii).......................   (35,089)
                                                              --------
Net decrease in interest expense............................  $(14,248)
                                                              ========

----------------

     (i) On a pro forma basis as a result of the initial public offering, there was no outstanding balance on the revolving credit facility.

     (ii) Represents interest on the new $135.0 million tranche A term loan using an assumed interest rate of 8.78%.(LIBOR at September 13, 2000 plus margin of 2.00%)

     (iii) Represents interest on the new $50.0 million tranche B term loan using an assumed interest rate of 9.53%. (LIBOR at September 13, 2000 plus margin of 2.75%)

     (iv) Represents interest on the $97.5 million senior subordinated notes at an interest rate of 12.75% following the repayment of $52.5 million (35%) with proceeds from the initial public offering.

     (v) Represents interest on the $90.7 million junior subordinated notes at an interest rate of 12.00% following the repayment of $60.0 million with proceeds from the initial public offering.

     (vi) Represents 0.50% commitment fee on the unused portion of the revolving credit facility.

     (vii) Represents amortization of deferred financing costs of $5.9 million over an average life of six years.

     (viii) Represents the elimination of interest expense prior to the initial public offering.

(4) Historical weighted average shares represent the weighted average shares of LISN as it was our predecessor for accounting purposes. Pro forma weighted average shares outstanding gives effect to the offering and the conversion of our series C preferred stock in connection with this offering. There were no other common stock equivalents outstanding during the period and, accordingly, the weighted average shares outstanding for basic and diluted are the same.

                          ORIUS CORP. AND SUBSIDIARIES

                    UNAUDITED PRO FORMA STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1999
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                AMOUNTS
                                                 FROM        ACQUIRED      OFFERING
                                               NOTE 1(1)   COMPANIES(2)   ADJUSTMENTS     PRO FORMA
                                               ---------   ------------   -----------     ---------
Revenues....................................   $481,839      $105,340      $     --       $587,179
Expenses:
  Direct costs..............................    354,691        67,532            --        422,223
  General and administrative................     43,061        17,283            --         60,344
  Depreciation and amortization.............     24,666         2,129            --         26,795
                                               --------      --------      --------       --------
          Total operating expenses..........    422,418        86,944            --        509,362
Income from operations......................     59,421        18,396            --         77,817
Other expense (income):
  Interest expense, net.....................     64,611         4,662       (27,594)(3)     41,679
  Other expense (income)....................        188           (46)           --            142
                                               --------      --------      --------       --------
Income (loss) before income tax provision...     (5,378)       13,780        27,594         35,996
Provision for income taxes..................      5,481         5,508        10,809(4)      21,798
                                               --------      --------      --------       --------
Net income (loss) before extraordinary
  charges...................................    (10,859)        8,272        16,785         14,198
Accretion and dividends on series C
  participating redeemable preferred
  stock.....................................    (79,812)           --        79,812             --
                                               --------      --------      --------       --------
Net income (loss) applicable to common
  shareholders..............................   $(90,671)     $  8,272      $ 96,597       $ 14,198
                                               ========      ========      ========       ========
Weighted average shares outstanding:(5)
  Basic.....................................      6,443
                                               ========                                   ========
  Diluted...................................      6,443
                                               ========                                   ========
Earnings (loss) per share:
  Basic.....................................   $ (10.82)                                  $
                                               ========                                   ========
  Diluted...................................   $ (10.82)                                  $
                                               ========                                   ========

                          ORIUS CORP. AND SUBSIDIARIES

                NOTES TO UNAUDITED PRO FORMA STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1999
                  (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

(1) Amounts for the year ended December 31, 1999 represent the historical results of LISN and Orius and the adjustments necessary to give effect to the LISN acquisition as if it had occurred at the beginning of the period presented. Because LISN's former shareholders acquired control of Orius in connection with the LISN acquisition, LISN has been treated as the acquiring corporation for accounting purposes even though it became a subsidiary of Orius in the acquisition.

                                                                          LISN
                                                                       ACQUISITION
                                                   LISN      ORIUS     ADJUSTMENTS       TOTAL
                                                 --------   --------   -----------      --------
Revenues.......................................  $167,018   $314,821    $     --        $481,839
Expenses:
  Direct costs.................................   118,539    237,652      (1,500)(i)     354,691
  General and administrative...................    20,577     39,721      (5,175)(i)      43,061
                                                                         (12,062)(ii)
  Depreciation and amortization................     1,358     10,293      13,015(iii)     24,666
                                                 --------   --------    --------        --------
          Total operating expenses.............   140,474    287,666      (5,722)        422,418
                                                 --------   --------    --------        --------
          Income from operations...............    26,544     27,155       5,722          59,421
Other expense (income):
  Interest expense, net........................    11,149     14,007      39,455(iv)      64,611
  Other expense (income).......................       362       (174)         --             188
                                                 --------   --------    --------        --------
Income before provision from income taxes......    15,033     13,322     (33,733)         (5,378)
Provision for income taxes.....................     4,937      6,134      (5,590)(v)       5,481
                                                 --------   --------    --------        --------
Net income (loss) before extraordinary
  charges......................................  $ 10,096   $  7,188    $(28,143)       $(10,859)
Accretion and dividends on series C
  participating redeemable preferred stock.....   (79,812)        --          --         (79,812)
                                                 --------   --------    --------        --------
Net income (loss) applicable to common
  shareholders.................................  $(69,716)  $  7,188    $(28,143)       $(90,671)
                                                 ========   ========    ========        ========
Weighted average shares outstanding:
  Basic........................................     6,443
                                                 ========
  Diluted......................................     6,443
                                                 ========
Earnings (loss) per share:
  Basic........................................  $ (10.82)
                                                 ========
  Diluted......................................  $ (10.82)
                                                 ========

---------------

(i) Reflects the decrease resulting from differentials between the compensation levels of the former owners of LISN and the terms of their employment agreements entered into with Orius. After the acquisition of LISN, the duties and responsibilities of the owners who remained employed with LISN have not and will not change and additional costs have not and are not expected to be incurred related to their efforts.

(ii) Reflects the elimination of one-time expenses associated with the LISN acquisition included in Orius' historical statement of operations. As the acquired company for accounting purposes, Orius reflected these costs as expenses in the period incurred. Included in this adjustment are professional fees totaling $6,248 for advisors, lawyers and accountants, and compensation expense of $5,814

                          ORIUS CORP. AND SUBSIDIARIES
      associated with the accelerated vesting of options under Orius' stock option plan at the time of the LISN acquisition.

(iii) The calculation of pro forma depreciation reflecting fixed asset basis adjustments from the application of purchase accounting is included in
      Note 3 to the Supplemental Unaudited Pro Forma Financial Data for the Acquired Companies. While these basis adjustments reflect the purchase accounting at the time of Orius' acquisition of these businesses, given the nature of the fixed assets and the proximity of the acquisitions, book value approximated fair value at the time of the acquisition. Pro forma amortization of goodwill generated from the LISN acquisition and the acquisition of the Acquired Companies based on a 25-year goodwill life is calculated as follows:

Amortization of pro forma goodwill of $423,452 based on a 25 year life.................................................  $16,938
Elimination of historical goodwill amortization.............   (3,923)
                                                              -------
Net increase in goodwill amortization.......................  $13,015
                                                              =======

(iv) The increase in pro forma interest expense resulting from the LISN acquisition and the issuance of the senior subordinated notes consists of the following:

Revolving credit facility(a)................................  $     --
Tranche A term loan(b)......................................     6,758
Tranche B term loan(c)......................................    14,874
Senior subordinated notes(d)................................    19,125
Junior subordinated notes(e)................................    16,524
Commitment fee(f)...........................................       500
Capital leases and equipment loans..........................       261
Amortization of deferred financing costs(g).................     2,215
Acquisition related interest(h).............................     4,354
                                                              --------
Total pro forma interest expense............................    64,611
Elimination of historical interest expense (i)..............   (25,156)
                                                              --------
Net increase in interest expense............................  $ 39,455
                                                              ========

---------------

      (a) On a pro forma basis as a result of the offering of the senior subordinated notes, there was no amount drawn on the revolving credit facility.

      (b) Represents interest on the $75.0 million tranche A term loan using an assumed interest rate of 9.01%. (LIBOR at December 15, 1999 plus margin of 3.00%)

      (c) Represents interest on the remaining $156.4 million tranche B term loan following the repayment of $43.6 million of the tranche B term loan with the proceeds from the sale of the outstanding notes, using an assumed interest rate of 9.51%. (LIBOR at December 15, 1999 plus margin of 3.50%)

      (d) Represents interest on the senior subordinated notes at an interest rate of 12.75%.

      (e) Represents interest on the $137.7 million junior subordinated notes at an interest rate of 12.00%.

      (f) Represents 0.50% commitment fee on the unused portion of the revolving credit facility.

      (g) Represents amortization of deferred financing costs of $13,290 over an average life of six years.

      (h) Represents interest on the $42.0 million used to fund the Fenix and Hattech acquisitions at an assumed interest rate of 9.08% and interest on the junior subordinated notes issued in connection with the Irwin, Fenix, Midwest and Hattech acquisitions.

                          ORIUS CORP. AND SUBSIDIARIES

      (i) Represents the elimination of historical interest expense prior to the LISN acquisition and offering of the outstanding senior subordinated notes.

(v) Reflects the income tax rate that would have been in effect if the Acquired Companies, LISN acquisition and the initial public offering had occurred as of the beginning of the year using a Federal statutory rate of 35% plus applicable state taxes at statutory rates.

(2) Represents the results of the Acquired Companies in the related period prior to the date of acquisition and related acquisition adjustments. See "Supplemental Unaudited Pro Forma Financial Data" for further detail and discussion.

(3) Reflects the decrease in interest expense at our borrowing rate under our new senior credit facility on the indebtedness remaining after using the proceeds from the initial public offering to repay a portion of our indebtedness. The decrease in pro forma interest expense resulting from the initial public offering consists of the following:

Revolving credit facility(i)................................   $     --
Tranche A term loan(ii).....................................     11.853
Tranche B term loan(iii)....................................      4,765
Senior subordinated notes(iv)...............................     12,431
Junior subordinated notes(v)................................     10,886
Commitment fee(vi)..........................................        500
Capital leases and equipment loans..........................        261
Amortization of deferred financing costs(vii)...............        983
                                                               --------
Total pro forma interest expense............................     41,679
Elimination of interest expense(viii).......................    (69,273)
                                                               --------
Net decrease in interest expense............................   $(27,594)
                                                               ========

---------------

     (i) On a pro forma basis as a result of the initial public offering, there was no outstanding balance on the revolving credit facility.

     (ii) Represents interest on the new $135.0 million tranche A term loan using an assumed interest rate of 8.78%. (LIBOR at September 13, 2000 plus margin of 2.00%)

     (iii) Represents interest on the new $50.0 million tranche B term loan following the repayment using an assumed interest rate of 9.53%. (LIBOR at September 13, 2000 plus margin of 2.75%)

     (iv) Represents interest on the $97.5 million senior subordinated notes at an interest rate of 12.75% following the repayment of $52.5 million (35%) with proceeds from the initial public offering.

     (v) Represents interest on the $90.7 million junior subordinated notes at an interest rate of 12.00% following the repayment of $60.0 million with proceeds from the initial public offering.

     (vi) Represents 0.50% commitment fee on the unused portion of the revolving credit facility.

     (vii) Represents amortization of deferred financing costs of $5.9 million over an average life of six years.

     (viii) Represents the elimination of interest expense prior to the initial public offering.

(4) Reflects the income tax rate that would have been in effect if the Acquired Companies, LISN acquisition and the initial public offering had occurred as of the beginning of the year using a Federal statutory rate of 35% plus applicable state taxes at statutory rates.

                          ORIUS CORP. AND SUBSIDIARIES

(5) Historical weighted average shares outstanding represent the shares of LISN as it was our predecessor for accounting purposes. Pro forma weighted average shares outstanding gives effect to the offering, the conversion of our series C preferred stock in connection with this offering, and, for purposes of calculating diluted, our stock options.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                              AS OF JUNE 30, 2000
                             (AMOUNTS IN THOUSANDS)

                                                         JUNE 30,     OFFERING
                                                           2000      ADJUSTMENTS      PRO FORMA
                                                         ---------   -----------      ---------
ASSETS
Current assets:
  Cash and cash equivalents............................  $      --    $   3,000(1)    $   9,623
                                                                          6,623(5)
  Accounts receivable..................................    158,428                      158,428
  Costs and estimated earnings in excess of billings...     29,907                       29,907
  Inventories..........................................     26,354                       26,354
  Other current assets.................................        882                          882
                                                         ---------    ---------       ---------
          Total current assets.........................    215,571        9,623         225,194
Property and equipment, net............................     58,221                       58,221
Goodwill, net..........................................    418,713                      418,713
Other assets...........................................     18,195      (11,351)(4)      12,744
                                                                          5,900(5)
                                                         ---------    ---------       ---------
          Total assets.................................  $ 710,700    $   4,172       $ 714,872
                                                         =========    =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Borrowing under credit facility......................  $  57,000    $ (57,000)(1)   $      --
  Current portion of debt and leases...................     12,031      (10,199)(3)       1,832
  Accounts payable -- trade............................     34,808                       34,808
  Accrued liabilities..................................     40,775                       40,775
  Other current liabilities............................     12,868                       12,868
                                                         ---------    ---------       ---------
          Total current liabilities....................    157,482      (67,199)         90,283
Long-term debt and leases..............................    218,377       60,000(1)
                                                                       (100,000)(3)
                                                                       (178,377)(5)          --
Tranche A term loan....................................         --      135,000(5)      135,000
Tranche B term loan....................................                  50,000(5)       50,000
Senior subordinated notes..............................    150,000      (52,500)(3)      97,500
Junior subordinated notes..............................    150,707      (60,000)(3)      90,707
Capital leases and equipment debt......................      2,851                        2,851
Deferred tax liability.................................      5,644                        5,644
                                                         ---------    ---------       ---------
                                                           685,061     (213,076)        417,985
                                                         ---------    ---------       ---------
Commitments and contingencies..........................         --                           --
Series C participating, redeemable preferred stock.....    241,246     (241,246)(2)          --
Shareholders' equity (net capital deficiency):
  Common stock and paid in capital.....................     34,647      241,246(2)      510,992
                                                                        235,099(3)
  Note due from shareholder............................       (253)                        (253)
  Retained (deficit) earnings..........................   (250,001)     (11,351)(4)    (267,852)
                                                                         (6,500)(3)
                                                         ---------    ---------       ---------
          Total shareholders' equity (net capital
            deficiency)................................   (215,607)     458,494         242,887
                                                         ---------    ---------       ---------
          Total liabilities and shareholders' equity
            (net capital deficiency)...................  $ 710,700    $   4,172       $ 714,872
                                                         =========    =========       =========

---------------

(1) Reflects the July 2000 proceeds from the tranche C term loan and repayment of amounts outstanding under the revolving credit facility.

(2) Reflects the conversion of our series C preferred stock into common stock in connection with this offering.

(3) Reflects the issuance of our common stock in conjunction with this offering and the use of proceeds as follows (in millions):

Gross Proceeds..............................................   $250.0
Uses:
  Senior credit facility(a).................................    105.0
  Senior subordinated notes.................................     52.5
  Junior subordinated notes.................................     60.0
  Associated fees and expenses..............................     32.5
                                                               ------
          Total.............................................   $250.0

----------------

     (a) Includes $5.0 million of indebtedness incurred after June 30, 2000 that will be repaid using the proceeds of the offering.

(4) Reflects the write-off of deferred debt issue costs associated with repayment of amounts outstanding.

(5) Reflects the capitalization of deferred financing fees incurred for the new credit facilities estimated at $5.9 million.

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected historical data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1999, are derived from our consolidated financial statements. The audited consolidated financial statements as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999 and the related reports are included elsewhere in this prospectus. The selected consolidated financial data as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 are derived from our unaudited consolidated financial statements. Our unaudited consolidated financial statements are included elsewhere in this prospectus and, in our management's opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. Historical results are not necessarily indicative of future results.

     In connection with our acquisition of LISN in December 1999, LISN's former shareholders acquired control of Orius. As a result, LISN has been treated as the acquiring corporation for accounting purposes even though it became our subsidiary in the acquisition. Therefore, LISN is our corporate predecessor for accounting purposes and its historical financial statements are deemed to be our historical financial statements. The selected historical financial data should be read in conjunction with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes of Orius Corp. (formerly known as LISN Holdings, Inc.) and Orius Corp. (prior to the LISN acquisition), each included elsewhere in this prospectus.

                                                                                                     SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                     JUNE 30,
                                                 ------------------------------------------------   ------------------
                                                  1995      1996      1997      1998       1999      1999       2000
                                                 -------   -------   -------   -------   --------   -------   --------
                                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues.....................................  $13,876   $20,512   $40,226   $76,371   $167,018   $60,198   $349,868
  Expenses:
    Direct costs...............................   10,468    15,425    29,691    52,659    118,539    40,202    250,682
    General and administrative.................    3,121     3,688     6,063    10,627     20,577    11,718     37,029
    Depreciation and amortization..............      148       145       179       383      1,358       174     13,760
                                                 -------   -------   -------   -------   --------   -------   --------
        Total operating expenses...............   13,737    19,258    35,933    63,669    140,474    52,094    301,471
  Income from operations.......................      139     1,254     4,293    12,702     26,544     8,104     48,397
  Other expense (income):
    Interest expense, net......................      108       139       178       450     11,149     1,372     30,904
    Other expense (income).....................        7         8       (53)      (14)       362       (96)       (96)
                                                 -------   -------   -------   -------   --------   -------   --------
  Income before provision for income taxes.....       24     1,107     4,168    12,266     15,033     6,828     17,589
  Provision for income taxes...................       --        --        --        --      4,937       651     10,298
                                                 -------   -------   -------   -------   --------   -------   --------
  Net income before extraordinary charge.......  $    24   $ 1,107   $ 4,168   $12,266   $ 10,096   $ 6,177   $  7,291
                                                 =======   =======   =======   =======   ========   =======   ========
  Net income (loss) applicable to common
    shareholders...............................  $    24   $ 1,107   $ 4,168   $12,266   $(69,716)  $ 6,177   $(24,188)
                                                 =======   =======   =======   =======   ========   =======   ========
  Net income (loss) per share..................
    Basic......................................       --   $  0.10   $  0.38   $  1.12   $ (10.82)  $  0.67   $  (0.95)
    Diluted....................................       --   $  0.10   $  0.38   $  1.12   $ (10.82)  $  0.67   $  (0.95)
  Weighted average common shares outstanding...
    Basic......................................   11,000    11,000    11,000    11,000      6,443     9,198     25,573
    Diluted....................................   11,000    11,000    11,000    11,000      6,443     9,198     25,573
OTHER DATA:
  Gross profit(1)..............................  $ 3,408   $ 5,087   $10,535   $23,712   $ 48,479   $19,996   $ 99,186
  Gross margin percentage......................     24.6%     24.8%     26.2%     31.0%      29.0%     33.2%      28.3%
  Capital expenditures.........................       82       189     1,039     1,924      4,015     1,325     13,165

                                                               AT DECEMBER 31,                        AT JUNE 30,
                                               ------------------------------------------------   --------------------
                                                1995      1996      1997      1998       1999       1999        2000
                                               -------   -------   -------   -------   --------   ---------   --------
                                                                                                      (UNAUDITED)
BALANCE SHEET DATA:
  Working capital............................  $ 1,468   $ 2,404   $ 5,137   $15,905   $112,117   $  19,728   $ 58,089
  Goodwill, net..............................       --        --        --        --    359,882          --    418,713
  Total assets...............................    4,367     7,175    16,043    28,599    621,978      46,132    710,700
  Total debt.................................    1,546     1,678     3,071     1,182    466,866     133,100    590,966
  Preferred stock............................       --        --        --        --    199,019          --    241,246
  Total shareholders' equity (net capital
    deficit).................................    1,855        11     7,141    18,248   (186,851)   (110,269)  (215,607)

----------------

(1) Gross profit is computed as revenues less direct costs.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     Our pro forma revenue for the six months ended June 30, 2000 was $369.5 million. Of this revenue, approximately 41% was derived from internal network services and 59% was derived from external network services. Our customers are primarily large, established telecommunications and broadband service providers. Of our pro forma revenues for the six months ended June 30, 2000, 60% was from network services provided to telecommunications services providers, 33% was from network services provided to broadband services providers and 7% was from services provided to our commercial, governmental and other customers.

     Many of our contracts are awarded on the basis of competitive bids, the final terms and pricing of which are frequently negotiated with the customer. However, many of our contracts that are with customers with whom we enjoy a long-standing business relationship are renegotiated prior to expiration without competing bids. Our internal network services contracts are provided on a project-by-project basis, with revenue recognized on a percentage-of-completion basis. Under this method, revenue is recognized on a cost-to-cost method based on total cost incurred to date as a percentage of total estimated cost to complete the contract. These projects generally require two weeks to three months to complete, with an average revenue of $20,000. For the Regional Bell Operating Companies for which we are their "preferred vendor," we perform these projects under agreements referred to as turf contracts. Under our turf contracts, we provide all specified services within a defined geographic region typically for a two to three year period. We also provide our integrated premise services under maintenance agreements, under which we agree to furnish a specified unit of service for a specified price and bill our customers based on the services performed.

     Our external network services contracts generally provide that we will furnish a specified unit of service for a specified unit price. For example, we contract to install cable for a specified rate per foot. We recognize revenue as the related work is performed. Production reports are inspected and approved by both our on-site quality control manager and the customer's on-site project manager. We also provide external network services under master service agreements, under which we provide all specified services under a specified dollar amount within a defined geographic area, and turnkey agreements, under which we provide comprehensive design, engineering, deployment and maintenance services.

     Project-specific agreements are billed on either a unit basis, as work is completed, or a deferred unit or milestone basis, when work on a specified segment of an entire project is completed. Unbilled revenues consist of work-in-process on contracts based on work performed, but not yet billed. All costs associated with unbilled revenues are recorded as expenses in the same period as the unbilled revenue. Customers are generally billed weekly. This process is intended to keep disputed billings to a minimum, improve receivable collections and reduce our risk on deferred billing projects. Master service agreements are billed on a unit basis with bills delivered upon completion of a unit of work. Turnkey agreements are billed both on a unit and deferred unit or milestone basis. We generally bill our internal network services customers upon job completion, with a lag of approximately two weeks between job completion and billing.

     Direct costs include all direct costs of providing services to our customers, other than depreciation on fixed assets that we own or use under capital leases. We utilize subcontracted labor when the volume of our work exceeds the capacity of our regularly employed labor force. By utilizing an established pool of experienced subcontractors, we are able to capture additional business which we would otherwise be unable to perform utilizing only our in-house labor force. The benefit of the additional revenue generated through the use of subcontracted labor is partially offset by the relatively higher labor costs as compared to the cost of our internal work force. Materials are typically provided by our external network services customers, other than in connection with turnkey agreements, for which we supply materials. As part of our internal network services, we supply accessory equipment, such as shelves, racks and cable for use in the installation of central office equipment.

     General and administrative costs include all costs of our management personnel and the management of our operating divisions, rent, utilities, travel and centralized costs such as insurance administration, professional costs and clerical and administrative overhead. The senior management of our operating divisions and, with respect to national accounts, our executive management, handle all sales and marketing functions as part or their regular duties and, therefore, we do not incur material selling expenses beyond that included under general and administrative expenses.

ACQUISITIONS

     In 1998, we acquired Cablemasters Corp., Channel Communications, Inc., Excel Cable Construction, Inc., Mich-Com Cable Services, Incorporated, U.S. Cable, Inc., CATV Subscriber Services, Inc., Burn-Techs, Inc. and State Wide CATV, Inc. In 1999, we acquired DAS-CO of Idaho, Inc., Schatz Underground Cable, Inc., Copenhagen Utilities & Construction, Inc., Network Cabling Services, Inc., Texel Corporation and LISN. In 2000, we acquired Irwin Utilities of Texas, Inc. and three related entities, Fenix Communications, Inc. and Fenix Limited Partnership, which we collectively refer to as "Fenix," Midwest Splicing & Activation, Inc. and Hattech, Inc.

     Prior to their acquisition by us, many of our acquired companies were operated with different strategic and financial objectives. Some of the former owners of the businesses we acquired sought to maximize cash flow and shareholder distributions, rather than reinvest earnings in future growth. In addition, our acquired businesses operated under varying tax structures, which influenced the historical level of owners' compensation. As a result of the foregoing, direct costs and general and administrative expenses as a percentage of revenue may not be comparable among the acquired businesses on a historical basis.

     All of our acquisitions were accounted for using the purchase method of accounting. The excess of the fair value of the consideration paid or to be paid for the acquisitions of $423.5 million over the fair value of the net assets so purchased has been recorded as goodwill. The majority of this goodwill is being amortized over its estimated useful life of 25 years as a non-cash charge to operating income. The effect on our net income of these amortization expenses, a majority of which are not deductible for tax purposes, is expected to be approximately $16.9 million per year.

RESULTS OF OPERATIONS

PRO FORMA RESULTS OF OPERATIONS

     The following table, and the period-to-period comparisons which follow, set forth unaudited pro forma financial data for the periods indicated. This financial data gives pro forma effect to those transactions described under the heading "Unaudited Pro Forma Financial Statements," as if those transactions had occurred at the beginning of the periods presented. See "Unaudited Pro Forma Financial Statements." For purposes of the discussion below, we have included unaudited pro forma financial data because we believe it provides a more meaningful basis for period-to-period comparisons than the actual historical financial data. Due to the significant number of acquisitions that we have completed within the last three years, our historical financial statements are not reflective of our ongoing operations. To improve the comparability of the periods set forth below, and to assist you in better understanding the changes in our operations over these periods, we have provided this pro forma information for informational purposes only. This pro forma financial data should not be viewed as a substitute for our results of operations calculated in accordance with generally accepted accounting principles. In addition, the following pro forma financial data does not purport to represent our results of operations had these transactions occurred at the beginning of the periods presented, nor does it purport to be indicative of future results of operations.

                                   YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                               -------------------------------   -------------------------------
                                    1998             1999             1999             2000
                               --------------   --------------   --------------   --------------
                                 $        %       $        %       $        %       $        %
                               ------   -----   ------   -----   ------   -----   ------   -----
STATEMENT OF OPERATIONS DATA:
  Revenue....................  $390.6   100.0%  $587.2   100.0%  $251.1   100.0%  $369.5   100.0%
  Direct costs...............   279.5    71.6%   422.2    71.9%   181.9    72.4%   263.3    71.3%
  General and administrative
     expenses................    45.8    11.7%    60.3    10.3%    24.8     9.9%    41.9    11.3%
  Depreciation...............     9.9     2.5%     9.9     1.7%     4.9     2.0%     6.1     1.6%
  Amortization...............    16.9     4.3%    16.9     2.9%     8.5     3.4%     8.5     2.3%
  Income from operations.....    38.5     9.9%    77.8    13.3%    31.0    12.4%    49.8    13.5%
  Interest expense, net......    41.7    10.7%    41.7     7.1%    20.8     8.3%    20.8     5.6%
  Provision for income
     taxes...................    19.6     5.0%    21.8     3.7%     6.1     2.4%    15.4     4.2%

  Pro Forma Six Months Ended June 30, 2000 Compared to Pro Forma Six Months Ended June 30, 1999

     Revenue. Revenue increased 47.2%, or $118.5 million, from $251.1 million for the six months ended June 30, 1999 to $369.5 million for the six months ended June 30, 2000. This growth was attributable in part to a 44.3% increase in revenue from our external network services customers, which accounted for $66.0 million or 55.7% of the total increase. A milder than expected winter and improved pricing arrangements on certain jobs contributed to the increase in external network services revenue. Revenue from our internal network services customers increased 51.4%, which accounted for $52.4 million, or 44.3% of the total increase. Included in that amount was a $52.3 million increase in revenue from central office services, which increased 70.3% due primarily to an increase in services provided to Verizon.

     Direct Costs. Direct costs increased 44.7%, or $81.4 million, from $181.9 million for the six months ended June 30, 1999 to $263.3 million for the six months ended June 30, 2000. The increase was the result of our increased level of business activity. As a percent of revenue, direct costs decreased from 72.4% for the six months ended June 30, 1999 to 71.3% for the six months ended June 30, 2000. Direct costs as a percent of revenue decreased most significantly with respect to those broadband customers for whom we provide external network services. In the first half of 1999, several of our operating divisions recorded significant expenses relating to project accounting and accounts receivable. Similar expenses did not need to be recorded during the first half of 2000, as we have put in place more effective quality control procedures relating to collections and lingering project costs. Improved pricing on certain projects for our broadband customers contributed to the decrease in direct costs as a percent of revenue.

     General and Administrative Expenses. General and administrative expenses increased 69.0%, or $17.1 million, from $24.8 million for the six months ended June 30, 1999 to $41.9 million for the six months ended June 30, 2000. The increase was due to increased payroll and other expenses resulting from our growth. As a percent of revenue, the level of general and administrative expenses increased from 9.9% for the six months ended June 30, 1999 to 11.3% for the six months ended June 30, 2000. Management expects to be able to maintain this level of general and administrative expenses as a percent of revenue throughout 2000.

     Depreciation and Amortization Expense. Depreciation and amortization expense was $13.4 million for the six months ended June 30, 1999 and $14.6 million for the six months ended June 30, 2000.

     Interest Expense. Interest expense net, was $20.8 million for the six months ended June 30, 1999 and $20.8 million for the six months ended June 30, 2000.

     Provision for Income Taxes. Provision for income taxes increased $9.3 million to $15.4 million for the six months ended June 30, 2000. Our effective tax rate is affected by the non-deductibility of $8.5 million of goodwill attributable to acquisitions, which will cause us to experience a significantly higher effective tax rate than statutory levels for the foreseeable future.

  Pro Forma Year Ended December 31, 1999 Compared to Pro Forma Year Ended December 31, 1998

     Revenue. Revenue increased 50.3%, or $196.6 million, from $390.6 million for the year ended December 31, 1998 to $587.2 million for the year ended December 31, 1999. This growth was attributable in part to a 45% increase in revenue from our external network services customers, which accounted for $107.2 million, or 54.5%, of the total increase. Favorable weather conditions at key external project sites and a general increase in demand for our external network services contributed to this increase. Revenue from our internal network services customers increased 57%, which accounted for $89.4 million, or 45.5%, of the total increase. Included in that amount was a $69.0 million increase in revenue for central office services, primarily performed for Verizon, which accounted for 38% of the total increase. Revenue from integrated premise services grew 10% over the comparable period, or $5.5 million, due to a general increase in demand for our integrated premise services.

     Direct Costs. Direct costs increased 51.1%, or $142.7 million, from $279.5 million for the year ended December 31, 1998 to $422.2 million for the year ended December 31, 1999. The increase was the result of an increase in our level of activity. As a percentage of revenue, direct costs remained flat from the year ended December 31, 1998 to the year ended December 31, 1999.

     General and Administrative Expenses. General and administrative expenses increased 31.7%, or $14.5 million, from $45.8 million for the year ended December 31, 1998 to $60.3 million for the year ended December 31, 1999. The increase in general and administrative expenses was due to increased payroll and other expenses required to service our increased level of activity. These amounts represent a 1.4% decrease in general and administrative expenses as a percentage of revenue from 11.7% for the year ended December 31, 1998 to 10.3% for the year ended December 31, 1999. This decrease resulted from leveraging these expenses over an increased revenue base. We expect to be able to maintain this level of general and administrative expenses as a percentage of revenue for the year ending December 31, 2000.

     Depreciation and Amortization Expense. Depreciation and amortization expense was $26.8 million for the year ended December 31, 1998 and $26.8 million for the year ended December 31, 1999.

     Interest Expense. Interest expense was $41.7 million for the years ended December 31, 1998 and 1999.

     Provision for Income Taxes. The provision for income taxes and our effective tax rate is affected by the non-deductibility of $16.9 million of goodwill in each period attributable to acquisitions, which will cause us to experience a significantly higher effective tax rate than statutory levels for the foreseeable future.

  HISTORICAL RESULTS OF OPERATIONS

     In connection with the LISN acquisition, LISN's former shareholders acquired control of Orius. As a result, LISN has been treated as the acquiring corporation for accounting purposes even though it became our subsidiary in the LISN acquisition. Therefore, LISN is our corporate predecessor for accounting purposes and its historical financial statements are deemed to be our historical financial statements. You should read the following discussion in connection with the "Selected Historical Financial Data" section of this prospectus and the consolidated financial statements of Orius Corp. (formerly known as LISN Holdings, Inc.) included elsewhere in this prospectus.

  Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

     Revenue. Revenue increased 481.2% or $289.7 million, from $60.2 million for the six months ended June 30, 1999 to $349.9 million for the six months ended June 30, 2000. This increase in revenue was the result of our acquisition by LISN in December 1999. LISN's revenue, excluding the revenues attributable to Orius, increased $52.1 million or 86.5%. The increase in LISN's revenue was primarily due to increased revenue from central office services performed for Verizon, AT&T and Ameritech in both new and existing geographic markets.

     Direct Costs. Direct costs increased 523.6% or $210.5 million, from $40.2 million for the six months ended June 30, 1999 to $250.7 million for the six months ended June 30, 2000. Excluding the direct costs attributable to Orius, LISN's direct costs increased $36.6 million, or 91.1%, and remained constant as a percent of revenue. This increase was primarily due to additions to LISN's labor force in response to an increased level of activity.

     General and Administrative Expenses. General and administrative expenses increased 216.2%, or $25.3 million, from $11.7 million for six months ended June 30, 1999 to $37.0 million for the six months ended June 30, 2000. Excluding the general and administrative expenses attributable to Orius, LISN's general and administrative expenses increased $0.7 million or 5.0%. Excluding Orius, these amounts represent a 8.9% decrease in general and administrative expenses as a percentage of revenue from 19.5% in 1999 to 10.6% in 2000. The increase in general and administrative expenses was primarily due to the increase in administrative staff and salaries resulting from LISN's increased activity.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased $13.6 million, from $0.2 million for the six months ended June 30, 1999 to $13.8 million for the six months ended June 30, 2000. This increase in depreciation and amortization expense is the result of the inclusion of Orius in the results for the six months ended June 30, 2000 and the inclusion of amortization of goodwill from the LISN acquisition in our operating results.

     Interest Expense. Interest expense increased $29.5 million, from $1.4 million for the six months ended June 30, 1999 to $30.9 million for the six months ended June 30, 2000. This increase was due to higher levels of debt incurred under our senior credit facilities in connection with the LISN acquisition.

     Provision for Income Taxes. The provision for income taxes increased $9.6 million from $0.7 million for the six months ended June 30, 1999 to $10.3 million for the six months ended June 30, 2000, reflecting an increase in the effective tax rate of 58.5% for federal, state and local taxes for six months ended June 30, 2000. This increase is the result of the change in LISN's status from an S corporation to a C corporation in connection with the recapitalization of LISN in May 1999. As an S corporation, LISN was generally not subject to federal income tax at the corporate level.

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Revenue. Revenue increased 118.6% or $90.6 million, from $76.4 million for the year ended December 31, 1998 to $167.0 million for the year ended December 31, 1999. This increase was due primarily from increased revenue from central office services performed for Verizon in both existing and new geographic markets.

     Direct Costs. Direct costs increased 124.9%, or $65.8 million, from $52.7 million for the year ended December 31, 1998 to $118.5 million for the year ended December 31, 1999. The increase was the result of an increase in our labor force due to our increased level of activity, and represents a 2% increase in direct costs as a percentage of revenue from 69% for the year ended December 31, 1998 to 71% for the year ended December 31, 1999. This increase is attributable to an increased use of subcontractors necessary to achieve revenue growth and a one-time bonus of $1.5 million paid to installers and engineers in connection with the recapitalization of LISN in May 1999.

     General and Administrative Expenses. General and administrative expenses increased 94.3%, or $10.0 million, from $10.6 million for the year ended December 31, 1998 to $20.6 million for the year ended December 31, 1999. The increase in general and administrative expenses was due primarily to a one-time bonus of $5.0 million paid to LISN's administrative employees in connection with the recapitalization of LISN in May 1999. These amounts represent a 1.6% decrease in general and administrative expenses as a percentage of revenue from 13.9% for the year ended December 31, 1998 to 12.3% for the year ended December 31, 1999. This decrease resulted from leveraging these expenses over an increased revenue base.

     Depreciation and Amortization Expense. Depreciation and amortization expense was $0.4 million for the year ended December 31, 1998 and $1.4 million for the year ended December 31, 1999. This increase was primarily due to the amortization of $0.2 million of finance costs in connection with the recapitalization of LISN in May 1999 and the amortization of $0.7 million in goodwill in connection with the LISN acquisition.

     Interest Expense. Interest expense was $0.5 million for the year ended December 31, 1998 and $11.1 million for the year ended December 31, 1999. This increase was due to higher levels of debt incurred in connection with the recapitalization of LISN in May 1999.

     Provision for Income Taxes. The provision for income taxes was $0.0 for the year ended December 31, 1998 and $4.9 million for the year ended December 31, 1999, reflecting an effective tax rate of 32.8% for federal, state and local taxes for the year ended December 31, 1999. This increase is the result of the change in LISN's status from an S corporation to a C corporation in connection with the recapitalization of LISN in May 1999. As an S corporation, LISN was generally not subject to federal income tax at the corporate level.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Revenue. Revenue increased 90.0%, or $36.2 million, from $40.2 million for the year ended December 31, 1997 to $76.4 million for the year ended December 31, 1998. This increase was primarily due to increased revenue from central office services performed for Verizon, AT&T and Ameritech in existing and new geographic markets.

     Direct Costs. Direct costs increased 77.4%, or $23.0 million, from $29.7 million for the year ended December 31, 1997 to $52.7 million for the year ended December 31, 1998. The increase was the result of an increase in LISN's labor force due to an increased level of activity, and represents a 4.8% decrease in direct costs as a percentage of revenue from 73.8% for the year ended December 31, 1997 to 69.0% for the year ended December 31, 1998. This decrease was attributable to the improved productivity of LISN's labor force.

     General and Administrative Expenses. General and administrative expenses increased 73.8%, or $4.5 million, from $6.1 million for the year ended December 31, 1997 to $10.6 million for the year ended December 31, 1998. These amounts represent a 1.2% decrease in general and administrative expenses as a percentage of revenue from 15.1% for the year ended December 31, 1997 to 13.9% for the year ended December 31, 1998. The increase in general and administrative expenses was primarily due to increases in administrative staff and salaries, and accounted for $3.0 million of the $4.5 million increase.

     Depreciation and Amortization Expense. Depreciation and amortization expense was $179,000 for the year ended December 31, 1997 and $383,000 for the year ended December 31, 1998.

     Interest Expense. Interest was $178,000 for the year ended December 31, 1997 and $450,000 for the year ended December 31, 1998.

QUARTERLY OPERATING RESULTS

     The following table presents our unaudited pro forma quarterly results, in dollars and as a percentage of revenues, for the six quarters ended June 30, 2000. The information for each of these quarters has been prepared on the same basis as our unaudited pro forma financial statements appearing elsewhere in this prospectus. We have included unaudited pro forma financial data because we believe it provides a more meaningful basis for period-to-period comparisons than our actual historical financial data.

                                                                FISCAL YEAR
                                            ---------------------------------------------------
                                                          1999                       2000
                                            ---------------------------------   ---------------
                                              Q1       Q2       Q3       Q4       Q1       Q2
                                            ------   ------   ------   ------   ------   ------
Revenue...................................  $111.4   $139.6   $166.5   $169.6   $171.1   $198.5
Gross profit..............................    30.7     41.6     48.5     44.2     49.3     56.9
Gross margin percentage...................    27.5%    29.8%    29.1%    26.1%    28.8%    28.6%
EBITDA....................................  $ 16.7   $ 26.4   $ 33.0   $ 28.6   $ 23.7   $ 35.6
EBITDA margin.............................    15.0%    18.9%    19.8%    16.8%    16.8%    17.9%

SEASONALITY; FLUCTUATIONS OF QUARTERLY RESULTS

     Our operations are seasonal, generally resulting in reduced revenues and profits during the first and fourth quarters relative to other quarters. Factors affecting the seasonality of our business are holiday season shut-downs, adverse weather conditions and year-end budgetary spending patterns of our customers. Accordingly, our operating results in any particular quarter may not be indicative of the results that can be expected for any other quarter or for the entire year. See "Risk Factors -- Our external network services business is seasonal" and " -- We expect our quarterly results to fluctuate."

LIQUIDITY AND CAPITAL RESOURCES

     We primarily finance our operations from cash flow generated from operations and from borrowings. As of June 30, 2000, we had working capital of $58.1 million, short-term debt of $69.0 million, and long-term debt, net of current maturities of $521.9 million.

     During the six months ended June 30, 2000, operating activities provided $1.8 million of net cash primarily due to growth in our revenue, offset by the working capital requirements related to this growth. We used $72.7 million in cash in investing activities, which included $13.2 million for capital expenditures and $59.5 million for acquisitions. Financing activities provided cash of $42.2 million, resulting primarily from proceeds from the issuance of our 12 3/4% senior subordinated notes and from borrowings under our senior credit facility.

     Our capital expenditures for the six months ended June 30, 2000 were approximately $13.2 million, which were used primarily to purchase additional vehicles and equipment. We anticipate that our capital expenditures for the full year 2000 will be approximately $21.0 million.

     During the year ended December 31, 1999, operating activities provided $13.8 million. We used net cash in investing activities of $170.2 million, including $166.1 million relating to the LISN acquisition. Financing activities provided a net cash flow of $182.3 million, resulting primarily from borrowings under the senior credit facilities.

     Our capital expenditures for 1999 were approximately $13.0 million. Our capital expenditures for 1999 included an upgrade to our management information system and for additions to vehicles and equipment of approximately $8.9 million and a $1.2 million expansion of LISN's Amherst, Ohio corporate offices, including a $420,000 land purchase.

     The majority of our working capital requirements are attributable to accounts receivable. As of June 30, 2000, on a pro forma basis, our days sales outstanding were 87 days. We believe our days sales outstanding are generally in-line with the industry average and reflect the payment policies of telecom services providers.

     As of June 30, 2000, there was $288.6 million of outstanding indebtedness under the senior credit facility (excluding $5.7 million of letters of credit and $7.2 million of standby letters of credit), $50.0 million available under the revolving credit facility for working capital and other corporate purposes and $75.0 million available for acquisitions, although no more than $100.0 million in the aggregate may be borrowed under the revolving credit facility. As of June 30, 2000, rates on borrowings under the senior credit facility ranged from 9.6% to 10.3%.

     In February 2000, we completed the sale of $150.0 million in aggregate principal amount of 12 3/4% senior subordinated notes due 2010. We used approximately $43.2 million of the proceeds from this sale to repay $42.6 million in aggregate principal amount of the tranche B term loan at 101% of its outstanding principal amount. We used approximately $102.0 million of the proceeds from this sale to repay a $100.0 million senior subordinated term loan, plus accrued interest, that was used to fund a portion of the acquisition of LISN.

     Our senior credit facility and the indenture governing the notes contain numerous restrictive covenants, including, among other things, covenants that limit our ability to borrow money, make capital expenditures, use assets as security in other transactions, pay dividends, incur contingent obligations, sell assets and enter into leases and transactions with affiliates.

     If this offering is consummated, we expect to receive approximately $
million in net proceeds, $     million of which we will use to reduce borrowings
under our senior credit facility, $     million of which we plan to repay a
portion of our senior subordinated notes, and $     million of which we will use
to repay a portion of our junior subordinated notes. The remaining net proceeds will be used to pay the fees and expenses of this offering and for working capital and general corporate purposes. See "Use of Proceeds." In connection with this offering, we also intend to enter into a new senior credit facility, a portion of which will be used to repay the balance of our existing senior credit facility. See "Description of Indebtedness -- New Senior Credit Facility" for a discussion of the terms of the anticipated new senior credit facility.

     Following the offering, we expect that our principal sources of liquidity will be from cash flow generated from operations and borrowings under our new senior credit facility. We believe that these funds will be sufficient to meet our needs for the next twelve months. Our principal uses of liquidity will be to meet our debt service obligations, provide working capital availability, finance our capital expenditures and partially fund future acquisitions.

     The estimates for the periods for which we expect the net proceeds from this offering and our available cash balances to be sufficient to meet our capital requirements are forward-looking statements that involve risks and uncertainties as set forth under "Cautionary Statement Regarding Forward-Looking Statements." Our capital requirements will depend on a number of factors, including the timing of payments from customers, our ability to accelerate billings to customers for completed and uncompleted projects and possible future acquisitions. We cannot predict the timing, size or success of any prospective acquisitions and the related capital commitments. To the extent that we seek to grow by acquisitions that involve consideration other than our securities, our capital requirements may increase. We expect to fund future acquisitions primarily with issuances of additional securities, borrowings under our new senior credit facility and cash flow from operations.

MARKET RISK

     Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. Although we are not subject to material foreign currency exchange risk, we are exposed to changes in interest rates. All of our debt, other than the notes, is variable rate debt. Interest rate changes generally do not affect the fair market value of variable rate debt but do impact future earnings and cash flows, assuming other factors are held constant. Conversely, for fixed rate debt, interest changes do not impact future cash flow and earnings, but do impact the fair market value of fixed rate debt, assuming other factors are held constant. At June 30, 2000, we had variable rate debt of approximately $285.8 million and fixed rate debt of approximately $150.0 million. Holding other variables constant (such as debt levels) a one percentage point increase in interest rates would have had an estimated impact on pre-tax earnings and cash flows for next year of approximately $2.6 million. In order to manage our interest rate risk, we have entered into interest rate cap agreements and swaps with a notional amount of $118.0 million as of June 30, 2000. These agreements limit, but do not eliminate, our exposure in the event LIBOR exceeds 7.0%.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for our 2001 financial statements. This Statement requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Due to the complexity of this Statement, we are still evaluating the impact, if any, on our financial statements.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition" (SAB 101), which affects the recognition and disclosures about revenues. SAB 101 is applicable for our fourth quarter 2000 financial statements. We do not expect the adoption of SAB 101 to have a significant impact on our financial statements.

                                    BUSINESS

INTRODUCTION

     We are a leading, nationwide provider of technical expertise and comprehensive network services to the telecom industry. With operations in 48 states, we offer a comprehensive range of network services, including the design, engineering, deployment and maintenance of our customers' fiber optic, coaxial and cooper cable networks. We provide both internal network services, primarily within the central offices of our customers, and external network services in the field. Additionally, our business is characterized by steady, recurring revenues associated with our maintenance services. We believe that both our existing and new customers will increasingly use our services as a result of our comprehensive capabilities, mix of internal and external network services, ability to provide high quality, responsive service on a consistent basis and our broad geographic coverage.

     In 1999, we provided service to more than 300 customers and completed more than 10,000 individual projects. We have developed strong and long-standing relationships with many established and emerging telecommunications and broadband service providers by providing high quality, responsive and reliable service. Our telecommunications customers include Ameritech, AT&T, DTI, MCI Worldcom, Qwest, SBC Communications, Verizon, Williams Communications and Universal Access. Our broadband customers include Adelphia, AT&T Broadband & Internet Services, Charter Communications, Clearsource, Comcast, Cox Communications and Digital Access. We provide integrated premise services for commercial, governmental and institutional customers such as Compaq, Dell, EDS and the World Bank. Additionally, we install equipment from leading manufacturers such as NEC, Lucent Technologies, Nortel Networks and Siemens.

INDUSTRY OVERVIEW

     Market data used throughout this prospectus are based on our internal estimates and from industry publications, including reports generated by the Multimedia Telecommunications Association, World Information Technologies, Inc. and Dataquest. Neither we nor any of our affiliates requested that these reports be prepared, nor have we independently verified these reports. These organizations have not consented to the inclusion of data from their reports in our prospectus, nor have we sought their consent. Similarly, our internal estimates, while we believe them to be reliable, have not been verified by an independent source.

     We estimate that the market for network infrastructure services was approximately $61 billion in 1999 and that the market possesses positive growth dynamics. The MultiMedia Telecommunications Association estimates that telecommunications and broadband services providers spent over $21 billion on network infrastructure services in 1999 and projects expenditures will grow at a compound annual rate of approximately 15% through 2003. According to World Information Technologies, Inc., expenditures for central office services accounted for approximately $7 billion of the total network infrastructure services expenditures by telecommunications and broadband services providers in 1999, and are projected to grow at a compound annual rate of approximately 41% through 2002. Expenditures for integrated premise services by commercial, governmental and institutional entities are estimated by Dataquest to have exceeded $30 billion in 1999 and are estimated by Dataquest to grow at a compound annual rate of approximately 17% through 2002.

     We believe that our industry presents substantial growth opportunities for large companies like us with a comprehensive range of technical capabilities, the ability to provide high quality, responsive service on a consistent basis, broad geographic coverage and significant capital resources. Growth in our industry has been driven by the following trends:

     - Increased Voice, Video and Data Traffic on Telecom Networks. Growth in demand for Internet services, telecommunications voice and data traffic, electronic commerce, delivery of information and entertainment services, and the growth, use and reliance on personal computers has accelerated the need for greater bandwidth. Bandwidth refers to both the speed and breadth of voice, video and data communications. Bandwidth is limited by the size and the physical and technological characteristics of the cable, equipment or other facilities through which communications flow. Because of the physical limitations of existing network facilities, telecom services providers are upgrading facilities with new and innovative technology, expanding and, in many cases, replacing existing network infrastructure to allow for increased bandwidth in order to offer a faster and greater volume of communications flow.

     - Telecom Deregulation. The Telecommunications Act of 1996 substantially revised prior law by preempting state and local government control over access to the telecommunications and broadband markets. The Telecommunications Act eliminated regulatory barriers to competition such as the antitrust consent decree that had restricted the Regional Bell Operating Companies from offering long distance telephone service, many federal pricing regulations that had affected cable television providers and FCC restrictions that had prevented telephone companies from offering cable television services. In response to these changes, existing and newly created companies have raced to install new networks and upgrade existing networks to enter new markets to maintain or gain market share. The Telecommunications Act also required that competitive local exchange carriers be granted access to existing central offices of incumbent local exchange carriers, a practice known as co-location, which requires rewiring of the switches and has significantly increased demand for central office services. We believe the elimination of these entry barriers has increased and will continue to increase competition among telecom services providers and drive additional investment in network infrastructure. In addition, many state regulatory commissions have eliminated pricing regulations for telecom providers, thus requiring these providers to become efficient in installing and maintaining their telecom and cable television networks so as to be price competitive. As a result, providers are entering new markets, offering services that once were reserved for incumbent providers, and expanding and improving their existing networks.

     - Increased Outsourcing. The level of outsourcing by telecom services providers is expected to continue to increase due to the need of these service providers to upgrade and expand their networks as a result of increased competition. The outsourcing trend has largely been driven by the efforts of telecom services providers to expedite the expansion, maintenance, replacement and enhancement of their networks, to reduce costs and to focus on their core competencies. Companies that specialize in providing network infrastructure services to the telecom industry are generally able to provide these services on a lower cost basis. In addition, we believe that telecom services providers are seeking to reduce the number of their network infrastructure services providers, and thereby the administrative expense and managerial burden of managing their services providers, by establishing preferred relationships with a select number of services providers that are able to consistently offer comprehensive solutions to their network needs across a broad geographic area.

     - Customer Consolidation. While deregulation has created new market participants, consolidation in the telecom industry has created geographically diverse and in some cases integrated providers. The expansion of the geographic markets served by telecom services providers has increased the requirement for network infrastructure services providers to have broad geographic coverage capabilities. As the size and scope of telecom services providers have expanded, they are increasingly requiring network infrastructure services providers to provide design, engineering, deployment and maintenance services simultaneously over multiple geographic regions. Many of the smaller regional and local companies in our industry do not have the financial resources or personnel necessary to provide a comprehensive range of network services over a broad geographic area or the ability to manage multiple projects.

     - Emergence of Preferred Service Providers. We believe that telecom services providers increasingly prefer to simplify vendor management through the use of network infrastructure service providers with significant capital resources, broad geographic coverage, a comprehensive range of technical capabilities and the ability to provide responsive, quality service on a consistent basis. Network infrastructure service providers must be able to rapidly mobilize their capital equipment, financial assets and personnel resources to effectively respond to the increasing scale and time constraints of customer demands. As telecom services providers expand their geographic market, we believe they often desire to extend existing relationships with their existing network infrastructure service providers to these new markets and are increasing the use of turnkey and master service agreements. Turnkey agreements typically require the network infrastructure service provider to design, engineer, deploy and often maintain a comprehensive network for a specific project. Master service agreements typically require the network infrastructure service provider to design, engineer, deploy and maintain systems and equipment for a variety of projects over a three to five year period in a specified geographic area. Network infrastructure services providers must be able to support the substantial initial working capital and equipment commitments required for these turnkey and master service agreements. This trend favors large services providers like us with significant capital resources over smaller industry competitors.

COMPETITIVE STRENGTHS

     We believe that we possess a number of competitive strengths that position us as a leading provider of network infrastructure services and provide us with the ability to meet the increased demand for these services and to take advantage of the strong technology-driven growth occurring in the telecom industry, including:

     - Comprehensive Service Capabilities. We believe that we are one of the few service providers with the capability to offer our customers integrated and comprehensive network infrastructure services, including design, engineering, deployment and maintenance services. This capability is important to our customers, who increasingly prefer to simplify their vendor management through the use of fewer preferred service providers who can offer comprehensive solutions to their network infrastructure needs.

     - Technology and Vendor Independence. We are technology and vendor independent. This independence allows us to provide services across nearly all competing network infrastructure technologies and minimizes our risk of technological obsolescence.

     - Broad Geographic Coverage. We have significantly broadened our geographic presence within the past three years through internal growth and strategic acquisitions, and currently have operations in 48 states. Consolidation in the telecom industry has created geographically diverse services providers who require network infrastructure services providers with similarly broad geographical capabilities. The network infrastructure services industry is highly fragmented, with the eight largest public companies, including us, accounting for less than 6% of estimated total industry revenues in 1999, and includes hundreds of significantly smaller local and regional companies that can only offer their services over a limited geographic area. We believe that our ability to provide our services to customers on a nationwide basis positions us to be a preferred service provider to our customers and provides us with a competitive advantage over local and regional companies in our industry.

     - Strong Customer Relationships. More than 85% of our pro forma revenue for the six months ended June 30, 2000 and more than 80% of our 1999 pro forma revenue was derived from repeat customers. Through our operating divisions, we have enjoyed business relationships with many of our larger customers for more than 20 years. In addition, we are a preferred service provider to a number of these customers. As a result of our strong customer relationships, we are well positioned to capitalize on the increasing trend of service providers towards greater outsourcing of their network infrastructure needs.

     - Reputation and Commitment to Quality. We believe that we have a reputation in our industry for responsive, high quality service, as evidenced by our receipt of customer service awards, including Siemens' "1998 Contractor of the Year" and GTE's "Supplier Recognition

             Award" in 1997. This is further supported by a Quality Assurance Director at our corporate level who coordinates quality control procedures throughout our operation. Our commitment to quality is further evidenced by the achievement in September 1998 and continued renewal of ISO 9002 certification at our LISN operating division.

     - Decentralized Operating Strategy. We manage our operations on a decentralized basis while maintaining overall operating and financial controls and strategic planning at our corporate headquarters. Our operating divisions have been in business for an average of more than 20 years and retain responsibility for the operations, profitability and growth of their individual businesses. We believe that our decentralized operating structure retains the entrepreneurial spirit of each of the businesses we acquire and permits us to capitalize on the acquired businesses' customer relationships, local and regional market knowledge, local brand name recognition and specialized skills. At the same time, our management team coordinates overall marketing strategies to maximize the utilization of our resources and reviews operations at our subsidiaries to identify those practices that can be implemented successfully throughout our operations.

     - Experienced Management. Our executive management and the senior management of our operating divisions have an average of over 20 years of experience in the network infrastructure services industry and our chief executive officer, William J. Mercurio, has more than 25 years of experience in this industry. Our executive management team also has substantial acquisition experience, having completed multiple acquisitions since 1998. In addition, we have generally retained key personnel from the companies we acquire, which has enabled us to strengthen our management team. After the offering, our senior management will own common stock and options
             representing   % of our outstanding common stock on a fully diluted
             basis.

BUSINESS STRATEGY

     Our objective is to enhance what we believe is our position as one of the largest independent providers of comprehensive network infrastructure services in the U.S. We seek to utilize our competitive strengths to take advantage of substantial growth opportunities in the telecom industry that favor large companies like us with significant capital resources. Key elements of our growth and operating strategies include the following:

     - Continue to Grow our Existing Operations. We believe we can achieve further growth at our existing operations by focusing on providing high quality, responsive service and by:

              Expanding Our Service Offerings. We believe that opportunities exist to grow internally by expanding the services we offer. We are targeting new services that are complementary to the services we currently offer, such as installing telecommunications software, installing and maintaining wireless networks and providing testing, turn-up, monitoring and dispatch repair and maintenance services. We believe that opportunities also exist in the internal network services market to generate additional revenue by providing our current services for a broader set of manufacturers' products. In addition, we are expanding our design and engineering services, which are in particularly high demand by telecom services providers. The expansion of our design and engineering services can provide us with both an increased revenue stream and the opportunity to exert greater control over project flow and specifications, which in turn can provide us with a competitive advantage in bidding for the related installation and maintenance work.

              Focusing on Cross-Selling Opportunities. Our comprehensive service offerings and broad geographic coverage provide us with the opportunity to expand our service offerings across existing and new customer bases. For example, we believe that our strong relationships with our external network services customers located in the Southwestern and Western regions of the U.S. provide us with the opportunity to expand our internal network services in these regions. Similarly, our strong relationships with our internal network services customers in the Northeastern and Mid-Atlantic regions of the U.S. provide us with the opportunity to expand our external network services in these regions. In addition, we anticipate cross-selling our services to the wireless customer base. We will identify opportunities with our existing wireline customers and their wireless operating divisions and develop new customer relationships.

              Maximizing Performance of Existing Operations. We have been able to increase our organic growth by enhancing the performance of the businesses we have acquired through the integration of their resources with our existing operations. Although our operating divisions retain responsibility for the operations, profitability and growth of their individual divisions, our executive management team has responsibility for overall operations, financing, capital expenditures, corporate strategy, acquisitions and the coordination of overall marketing and bidding strategies to maximize the utilization of our resources. By combining overlapping operations of the businesses we have acquired, we have achieved, and believe we can continue to achieve, more efficient asset and personnel utilization and reductions in incremental overhead and general and administrative expenses. As we grow internally and acquire additional businesses, we will seek to realize additional cost savings and other benefits through shared purchasing, bidding, scheduling and the establishment of best practices.

              Continuing to Enhance National Service Capabilities. To meet our customers' increasing preference for service providers who can provide network infrastructure services on a nationwide basis, we have expanded our business to include operations in 48 states. Continued expansion into markets in which we do not currently have a significant presence is fundamental to our strategy of enhancing what we believe is our position as one of the largest providers of comprehensive network infrastructure services in the U.S. Part of this strategy involves securing large, long-term contracts in new geographic markets that provide us with the local presence necessary to capture business from other potential customers in these markets.

     - Selectively Pursuing Strategic Acquisitions. We plan to continue to pursue strategic acquisitions in the fragmented network infrastructure services industry. We have made numerous acquisitions since March 1998 and have gained significant experience in identifying, purchasing and integrating network infrastructure businesses.

     - Attract, Train and Retain Highly Qualified Personnel. We focus on attracting and retaining a highly trained and motivated workforce in order to consistently deliver innovative customer solutions and high-quality service. Our strategy is to become the employer of choice in each of the markets in which we operate by offering our employees comprehensive ongoing internal technical and managerial training programs throughout their careers, competitive compensation and employee benefits, career development opportunities, geographic mobility and equity participation in our success.

NETWORK INFRASTRUCTURE SERVICES

INTERNAL NETWORK SERVICES

Central Office Services

     Design and Engineering. We design and engineer configurations for a broad range of equipment installations, ranging from low-end frame relays, which serve as an interface between the user and the network equipment, to advanced broadband digital cross-connect systems and digital subscriber lines, or DSLs, and platforms, which enable high speed data and video transmission. Our engineers create computer-generated schematic drawings that are tailored to each specific installation project. All drawings are verified for accuracy with the central office records through site surveys or on-line database checks. Our engineers develop creative solutions to installation and upgrade projects for central office switching, transmission and power systems. Our engineers work closely with customers' engineers to develop detailed installation instructions and drawings to ensure that the installation process is performed efficiently and correctly.

     Deployment and Maintenance. Our team of over 2,000 installation technicians has extensive experience installing and maintaining a full range of central office equipment, including asynchronous and synchronous optical network multiplexers, T1 repeaters, digital loop carrier systems, data bridges, network monitoring devices, alarming systems, routers, power equipment, DSL and other equipment. The responsibilities of the installation team include taking inventory of equipment, mounting, cabling and wiring to schematics, performing functional equipment tests, integrating new equipment with the existing exchange, and updating all specifications and drawings. Prior to beginning installation, the installation technician reviews engineering drawings and checks job site materials against specifications. The technician also confirms that we have provided the appropriate accessory equipment, such as shelves, racks and cable for use in the installation of central office equipment. Our equipment furnishing service ensures an availability of supplies and enables us to meet accelerated installation timetables. After the network is prewired and installed at the job site, the installation team then tests the system prior to reporting a completed package to engineering in order to ensure that the equipment functions properly. Our experienced technicians combined with our furnishing operations provides us with a significant competitive advantage as we are able to install a full range of equipment and provide all the materials necessary for the job on a just-in-time and lower cost basis.

Integrated Premise Services

     We provide a variety of interior wiring services which include the design, engineering, deployment and maintenance of communications networks in commercial, institutional and governmental facilities. These services generally include the establishment and maintenance of computer operations, telephone systems, local area networks and wide area networks, Internet access and systems for monitoring environmental controls or security procedures.

EXTERNAL NETWORK SERVICES

     Design and Engineering. We offer a variety of design and engineering capabilities as part of our external network services. We design aerial, buried and underground fiber optic, coaxial and copper cable systems for all segments of our customers' network infrastructure. Our engineering services include the design of service area concept boxes, terminals, buried and aerial drops and the proper administration of feeder and distribution cable pairs. For competitive access providers, we design building entrance laterals, fiber rings and conduit systems. We provide installation management and inspection personnel in conjunction with engineering services or on a stand-alone basis and, when necessary, obtain rights of way and permits in support of engineering activities. In addition, for broadband services providers we perform make ready studies, strand mapping, field walk out, computer-aided radio frequency design and drafting, and fiber optic cable routing and design.

     Deployment and Maintenance. We provide a full range of deployment and maintenance services to our external network services customers. The services we provide include the splicing and placing of cable, excavation of trenches in which to place the cable, placement of related structures such as poles, anchors, conduits, manholes, cabinets and closures, placement of drop cable from the main distribution lines to the customer's home and businesses, and maintenance and removal of these facilities. We have the capacity to directionally bore the placement of cables, a highly specialized and increasingly necessary method of placing buried cable networks in congested urban and suburban markets where trenching is highly impractical due to the disruptive effect of trenching on the surrounding area. We also employ a licensed rail plow device which enables us to bury cable on railway easements expeditiously at a low cost.

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

ACQUISITION PROGRAM

     We believe that we are regarded by acquisition candidates as an attractive acquirer because of the following factors:

     - our strategy for creating a nationwide comprehensive and professionally managed business servicing the telecom industry,

     - opportunities to participate in a larger organization with greater access to capital resources,

     - our decentralized operating strategy which retains the entrepreneurial spirit of the acquired businesses by allowing acquired companies to retain responsibility for their own individual operations, profitability and growth,

     - our potential for increased profitability due to centralized administrative functions, enhanced management information systems and economies of scale, and

     - the potential for owners of the businesses being acquired to realize some liquidity, while continuing to participate in our planned growth through continued equity ownership in our company.

     We have developed a set of financial, geographic and management criteria designed to assist our management in the evaluation of acquisition candidates. We seek out acquisition candidates that have strong historical and projected financial performance and experienced management teams that will be compatible with our corporate culture and operating philosophy. In addition, we look for acquisition candidates that satisfy one or all of the following criteria:

     - whether the acquisition will add additional and/or complementary technical capabilities,

     - whether the acquisition will augment our market share or increase our range of services,

     -       composition and size of the candidate's customer base,

     - whether the geographic location of the candidate will enhance or expand our market area or ability to attract other acquisition candidates, and

     - potential synergies gained by combining the acquisition candidate with our existing operations.

     We anticipate that acquisition candidates will typically have annual revenues ranging from $10 million to $40 million, although we would consider acquiring a company with revenues outside this range. All acquisitions are subject to initial evaluation and approval by our management before being recommended to our board of directors. The evaluation by management includes comprehensive financial, accounting and legal due diligence of the acquisition candidate. We expect the management of our acquired companies to continue to play an instrumental role in identifying and assisting in the completion of future acquisitions.

     Following an acquisition, we work quickly to integrate the acquired company's operations. Although our operating divisions retain responsibility for their operations and profitability, we believe our operating divisions' efficiency is increased and overall administrative costs are reduced due to the centralization of certain business functions. For example, we maintain overall operating and financial control at our corporate headquarters and, following an acquisition, quickly integrate the acquired company's information systems to our centralized system network. In addition, our management team coordinates overall marketing strategies to maximize the utilization of our resources. Our operating divisions also benefit from our centralized purchasing, risk management, treasury and human resource departments.

     Since March of 1998, we have acquired 18 network infrastructure services providers. For a list of the businesses we have acquired, see "Management's Discussion and Analysis of Financial Condition and Results of
Operation -- Acquisitions."

     We believe that the success of our acquisition program is demonstrated by the ongoing growth and profitability of our acquired operations. For example, revenues for the first four acquisitions grew at a compound annual growth rate of 56% from 1997 to 1999. We believe that we can continue to improve the utilization of our resources and increase our profitability by continuing to pursue our strategy of growth through selective acquisitions.

     We expect to use our equity or debt securities for all or a portion of the consideration for future acquisitions. We may also be required to utilize our cash resources to pursue our acquisition program, whether through additional borrowings under our senior credit facilities, cash on hand or otherwise.

BIDDING AND CONTRACTS

     Our senior management team coordinates overall bidding strategies to maximize the utilization of our resources, with all bids over $1.0 million being approved by our senior management. Bids are prepared utilizing the local expertise of our operating divisions. When appropriate, our operating divisions work together in bidding for, winning and executing new contracts by pooling their available resources, technical expertise and coverage in different geographic areas.

EXTERNAL NETWORK SERVICES

     Our three primary types of external network services contracts include:

     -       installation contracts for specific projects,

     - master service agreements for all specified services within a defined geographic territory, and

     - turnkey agreements for comprehensive installation, design, engineering and maintenance services.

     Project-Specific Contracts. We refer to contracts covering bids for particular services at specified prices as project-specific contracts. Generally, these contracts cover most installation projects with a duration of one year or longer. The majority of these contracts provide that we will furnish a specified unit of service for a specified price. For example, we contract to install cable for a specified rate per foot. Pro forma revenue for project-specific contracts was approximately $156 million in 1997, $194 million in 1998, $269 million in 1999 and $166 million for the six months ended June 30, 2000.

     Master Service Agreements. We refer to contracts with telecom services providers to perform all work within a specific geographic area as master service agreements. Under master service agreements, project services are provided upon the execution of work orders, which will describe the work to be undertaken. Each master service agreement contemplates hundreds of individual installation and maintenance projects, generally resulting in less than $50,000 in revenue per project. These agreements generally have a term ranging from three to five years and often contain price adjustment provisions based on inflation. Under our master service agreements, our customers generally reserve the right to use their own regularly employed personnel to perform services. In addition, our customers generally retain the right to solicit competitive bids with respect to projects that exceed a specified dollar amount, generally $50,000. Pro forma revenue for master service agreements was approximately $41 million in 1997, $41 million in 1998, $40 million in 1999 and $31 million for the six months ended June 30, 2000.

     Turnkey Agreements. We refer to contracts covering a comprehensive spectrum of services, including the design, engineering, deployment and maintenance of telecommunications and broadband networks on a fixed unit-priced basis, as turnkey agreements. As we continue to grow and expand the scope of services we provide, we are able to enter into an increasing number of contracts to provide turnkey services. Even though these are generally long-term agreements, the pricing for our services is not necessarily fixed because these agreements often contain price adjustment provisions that are favorable to us, as well as performance and completion incentives. Because turnkey contracts are invoiced based on units of work completed at specified milestones per the contracts' terms, these agreements require substantial initial working capital and equipment, which historically have been partially funded by customer prepayments. Pro forma revenue for turnkey agreements was approximately $0 in 1997, $5 million in 1998, $38 million in 1999 and $23 million for the six months ended June 30, 2000.
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

     Our contracts for external network services are awarded on a competitive basis, a negotiated basis, or a combination of the two depending on the nature of the contract and the customer. Upon receipt of a request for proposal, we develop a detailed bid which meets the unique specifications and requirements of each project. This process often entails strategic business analysis, resource planning, network design, cost and engineering studies and, in some cases, development of financing alternatives for the project. Bids may be structured as fixed price or cost plus, depending on the requirements of the request for proposal, and are typically quoted on a per unit basis. In either case, we believe that we enjoy a favorable competitive position due to our ability to provide a full range of high quality design, engineering, deployment and maintenance services nationwide. Although master service agreements have historically been awarded in a competitive bidding process, recent trends have been toward securing or extending these contracts on negotiated terms. With the rapid expansion of telecommunications and broadband networks, we believe that more master service agreements will be awarded on the basis of negotiated terms to the telecommunications or broadband services providers' preferred providers, as opposed to the competitive bidding process. All of our external network services contracts are generally terminable upon 90 days' notice or less.

INTERNAL NETWORK SERVICES

     Central Office Services Contracts. We generally provide central office services on a project-by-project basis. Each of these projects generates average revenue of approximately $20,000 and requires from two weeks to three months to complete, with the majority completed in less than a month. We completed approximately 5,000 individual central office services projects in 1998, approximately 8,000 additional projects in 1999 and approximately 6,000 projects during the six months ended June 30, 2000. Pro forma revenue for central office services contracts was $21 million in 1996, $40 million in 1997, $76 million in 1998, $145 million in 1999 and $127 million for the six months ended June 30, 2000.

     Regional Bell Operating Companies are our primary customers for central office services. We typically secure two or three-year, fixed price agreements with the Regional Bell Operating Companies, who generally establish non-binding contracts with only "preferred" vendors. We refer to these contracts as turf contracts, under which a majority of the work performed is for specified services within a defined geographic region and typically relate to the maintenance and upgrade of systems. We have achieved preferred status with many of our customers, including Verizon, Ameritech, U.S. West and SBC Communications. These non-binding contracts outline the payment terms and pricing parameters for various types of projects. Although these contracts do not stipulate a minimum amount of work to be designated to a vendor during the term of the contract, preferred provider status does act as a barrier to entry, allowing preferred providers to perform their services at their maximum service capacity. Regional Bell Operating Companies such as Verizon typically limit their number of preferred vendors to between three and six vendors per region.

     We calculate the pricing of our projects for other customers based on the type of equipment to be installed and the complexity of the engineering and installation services required. We generally recognize revenue from central office services contracts on our books as a percentage of project completion, with completion being measured by comparing actual costs incurred to estimated project costs, and bill our customers at job completion. Because our central office projects are generally short in duration (two weeks to three months, but generally less than one month) and are for less than $20,000, this method of revenue recognition does not present any material risk of misstating revenues. The lag between completion and billing is approximately two weeks and payments are due within 45 days from the billing date (net 30 terms). Progress billing is only allowed in the Verizon contract and on a job-by-job negotiated basis with other customers.

     Integrated Premise Services Contracts. We generally provide our integrated premise services on a project-by-project basis for a fixed fee and recognize revenue on a percentage of completion basis as our costs are incurred. Each of these projects generates average revenue of approximately $15,000 and generally requires one week to 30 days to complete. These contracts are generally billed upon project completion. We also provide our integrated premise services under maintenance agreements, under which
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

we agree to furnish a specified unit of service for a specified price and bill our customers based on the services performed.

CUSTOMERS

     We regularly serve a diverse group of more than 300 customers, which can be categorized in three broad market segments:

     - telecommunications services providers, such as Regional Bell Operating Companies, incumbent local exchange carriers, competitive local exchange carriers, long-distance service providers and independent telephone companies, which accounted for approximately 60% of our pro forma revenue for the six months ended June 30, 2000;

     - broadband services providers, such as Media One and Time Warner, which accounted for approximately 33% of our pro forma revenue for the six months ended June 30, 2000; and

     - commercial entities, such as Dell and Compaq, governmental entities such as the FDIC, and institutional entities, such as utility providers and public school districts, which together accounted for approximately 7% of our pro forma revenue for the six months ended June 30, 2000.

     The following table sets forth our top ten customers, which accounted for approximately 69.7% of our pro forma revenue for the six months ended June 30, 2000:

                                                                                    % OF REVENUE FOR THE
                                                                                      SIX MONTHS ENDED
NAME                                         MARKET SEGMENT     SERVICES PROVIDED      JUNE 30, 2000
----                                         --------------     -----------------   --------------------
Verizon..................................  Telecommunications       Internal                25.2
AT&T Broadband...........................      Broadband            External                12.4
MetroMedia Fiber.........................  Telecommunications       External                 5.5
Charter Communications...................      Broadband            External                 4.8
Time Warner..............................      Broadband            External                 4.6
AT&T.....................................  Telecommunications       Internal                 4.3
Williams Communications..................  Telecommunications       External                 4.0
U.S. West................................  Telecommunications       External                 3.4
DTI......................................  Telecommunications       External                 3.3
Adelphia.................................      Broadband            External                 2.2

     In recent months, our revenue from Verizon has increased in both absolute terms and as a percentage of our revenue and this trend may continue for the foreseeable future. Because our business relationship with Verizon is governed by 13 separate relationships with individual Verizon operating units that are each independently responsible for issuance of work orders to us within their operating regions, customer diversification effectively exists within the Verizon relationship, since a change in our relationship with one unit will not necessarily affect our relationship with the other units.

INFORMATION SYSTEMS

     We utilize a fully integrated enterprise software system that allows ongoing reporting and tracking of all of our operating divisions at the corporate level. This system enables management to monitor all projects on either a daily or weekly basis and provides a detailed analysis of costing data and billings. Output is regularly reviewed by both the local and division controllers, as well as by our division managers and our senior management in order to monitor job profitability. Our system is managed by an information technology staff of 18 professionals.

     Following each acquisition, we quickly integrate the acquired company's information system to our computer system and network. Next, an established team of consultants led by one of our information technology directors carefully evaluates the acquired company's current project costing and billing system needs and establishes a standardized chart of accounts. During the implementation of our system, we will upload accounting and project data from the acquisition for the past two years. Typically, after our assessment of the acquired company's systems, we complete system implementation within 45 to 120 days. We believe that our ability to rapidly, and successfully, integrate the information systems of an acquisition company with our own is one of our competitive strengths.

SALES AND MARKETING

     Our sales and marketing efforts are focused on increasing the value of comprehensive services provided to existing customers, actively cross-marketing additional services to our existing customer base and developing new customer relationships. These efforts are primarily the responsibility of regional management, supplemented by our executive management team with respect to national accounts. Regional management at each of our operating divisions has been responsible for developing and maintaining successful long-term relationships with customers, which helps facilitate our repeat business and generate cross-marketing opportunities.

     We currently have a sales and marketing integration team, comprised of our executive management and senior management of our subsidiaries working to maximize our sales and marketing opportunities. This team is actively identifying logical cross-selling opportunities, developing procedures for joint-bidding and developing procedures for delivering sales opportunities to the business unit best positioned to respond to the customer's requirements.

     Many of our customers or prospective customers have a qualification procedure for becoming an approved vendor based upon the satisfaction of particular performance and safety standards set by the customer. These customers often maintain a list of vendors meeting their standards and award contracts for individual jobs only to vendors which meet their standards. This customer approval process has been expedited by LISN's achievement in September 1998 of ISO 9002 certification. We strive to maintain our status as a preferred and qualified vendor to these customers.

BACKLOG

     We define our backlog as the uncompleted portion of services to be performed under project specific contracts and the estimated value of future services that we expect to provide under master service agreements and other contracts. As of June 30, 2000, our backlog was approximately $663 million. Of that amount, approximately $303 million was for work scheduled to be performed in 2000 and approximately $318 million is for work scheduled to be performed in 2001, with the remainder to be performed in 2002. All our backlog can be canceled at any time upon the notice provided in these agreements without penalty except, in some cases, for the recovery of our actual committed costs and profit on work performed up to the date of cancellation. However, we have not historically had any significant cancellations. We are unable to provide comparable backlog information for periods prior to the fiscal year end of 1999 since our subsidiaries did not maintain any consistent information on contract backlog prior to their acquisition by us.

     Under our master service agreements and certain of our maintenance contracts, our customers do not commit to the volume of services to be purchased. Rather, these contractual provisions commit us to perform these services if requested by the customer and commit the customer to obtain these services from us if they are not performed internally. Many of the contracts are multi-year contracts and we include revenues from all the services projected to be performed over the life of the contract in our backlog based upon our historical relationships with our customers and experience in these types of contracts.

QUALITY ASSURANCE, SAFETY AND RISK MANAGEMENT

     We have a quality control program that includes defined objectives, goal setting and performance monitoring on a regular basis. We also have in place a process to independently review customer satisfaction and take action to resolve any deficiencies on a timely basis. Our Director of Quality
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

Assurance is based at our corporate headquarters and is fully responsible for our quality assurance program. We consider quality to be an essential attribute of our company.

     We are also committed to ensuring that our employees perform their work in a safe environment. We regularly communicate with our employees to promote safety and to instill safe work habits through our company-wide employee training and educational programs. We have dedicated risk managers at each of our operating divisions who review all accidents and claims, examine trends and implement changes in procedures or communications to address any safety issues. We also have a dedicated risk manager at our corporate headquarters who monitors the risk management programs at our subsidiaries and establishes overall corporate risk management objectives and standards.

EMPLOYEES

     As of June 30, 2000, we had approximately 5,610 employees, approximately 15% of whom were salaried, approximately 80% of whom were paid on an hourly basis and approximately 5% of whom were paid on a production basis. Our hourly employees have an average hourly wage of $15 per hour. Our employees are generally non-union, although we do provide union labor when required, as in certain markets such as New York City. As of June 30, 2000, approximately 20% of our employees were affiliated with unions. We maintain a core of technical and managerial personnel from which we draw to supervise all projects. As the need arises, we also subcontract with independent contractors to supply additional manpower to complete specific projects. As of June 30, 2000, we had approximately 1,800 subcontracted workers. We consider relations with our employees to be good.

     We employ more than 750 qualified technicians with skill levels that meet or exceed Bellcore GR-1275-CORE section 23, an industry-wide quality standard. Technicians go through a two-week formal training period and an estimated 12 to 18 more months on the job before they are fully trained. Most of the technicians have a trade school/high school education or have prior experience in the telecom sector. Recruiting, training and retaining technicians is a key focus area for us.

EQUIPMENT AND FACILITIES

     We operate a fleet of owned and leased trucks and trailers, support vehicles and specialty installation equipment, such as backhoes, excavators, trenchers, generators, boring machines, cranes, wire pullers and tensioners. The total size of the equipment fleet is approximately 2,200 units. We believe that these vehicles generally are well-maintained and adequate for our present operations. We believe that in the future, we will be able to lease or purchase this equipment at favorable prices due to our larger size and the volume of our leasing and purchasing activity.

     Our corporate headquarters are located in a leased space in West Palm Beach, Florida. The total leased area for our corporate headquarters and our operating divisions' headquarters is approximately 283,611 square feet and the total annual base rent for these facilities is approximately $2.0 million. The leases for these facilities have terms ranging from month-to-month to five years. None of the individual leases is material to our operations.

     The following is a list of our facilities, each of which is leased, with the exception of the headquarters for Schatz Underground Cable in Villa Ridge, which includes the training, warehouse and distribution facility, the Schatz Underground Cable regional office in Kansas City, Missouri, the LISN headquarters in Amherst, Ohio and LISN's training and regional office in Lorain, Ohio, which we own. In addition to those facilities listed, our operating divisions also lease various district field offices, equipment yards, shop facilities and temporary storage locations. We also lease other smaller properties as necessary to enable us to efficiently perform our obligations under master service agreements and other contracts. We believe that our facilities are generally adequate for our needs. We do not anticipate difficulty in replacing any facilities or securing additional facilities, if needed. All of our owned properties and our leases are pledged to secure repayment of the senior credit facilities.

FACILITY                                                            LOCATION
--------                                                       -------------------
Orius headquarters..........................................   West Palm Beach, FL
Texel headquarters..........................................   Reston, VA
Copenhagen Utilities headquarters...........................   Clackamas, OR
Network Cabling Services headquarters.......................   Houston, TX
Schatz Underground Cable headquarters.......................   Villa Ridge, MO
Schatz Underground Cable regional facility..................   Kansas City, MO
DAS-CO of Idaho headquarters................................   Nampa, ID
State Wide CATV headquarters................................   Tampa, FL
CATV Subscriber Services headquarters.......................   Greensboro, NC
U.S. Cable headquarters.....................................   O'Fallon, MO
Channel Communications headquarters.........................   Sheboygan, WI
Cablemaster headquarters....................................   Fairview, PA
Mich-Com Cable headquarters.................................   Stuart, FL
Excel Cable headquarters....................................   Jacksonville, FL
LISN headquarters...........................................   Amherst, OH
LISN regional office facility...............................   Beltsville, MD
LISN regional office facility...............................   E. Rutherford, NJ
LISN regional office facility...............................   Dallas, TX
LISN regional office facility...............................   Green Bay, WI
LISN regional office facility...............................   Elkhorn, WI
LISN regional office facility...............................   Washington, DC
LISN regional office facility...............................   Hunt Valley, MD
LISN engineering facility...................................   Westborough, MA
LISN regional office facility...............................   Chicago, IL
LISN training and regional office facility..................   Lorain, OH
LISN regional office facility...............................   Denver, CO
LISN regional office facility...............................   King of Prussia, PA
LISN regional office facility...............................   Atlanta, GA
LISN regional office facility...............................   Livermore, CA
LISN regional office facility...............................   Pittsburgh, PA
Fenix headquarters..........................................   Green Bay, WI
Midwest Splicing headquarters...............................   Arden Hills, MN
Irwin headquarters..........................................   Dallas, TX
Hattech headquarters........................................   Chantilly, VA
Hattech regional office facility............................   Keiser, OR

COMPETITION

     The network infrastructure services industry is highly fragmented. We believe that the eight largest public companies in the industry, including Orius, accounted for less than 6% of total estimated industry revenues in 1999, with Orius accounting for approximately 1%. The industry consists of a small number of large companies with a national presence and hundreds of smaller local and regional companies that generally have more limited service capabilities and geographic coverage. The network infrastructure industry is highly competitive, requiring substantial capital resources and skilled and experienced personnel. We compete with other companies in all of the markets in which we operate, some of the larger of which may have greater financial, technical and marketing resources than we do. Although there are relatively few barriers to entry into the markets in which we operate, our combination of capital resources, access to technical expertise and customer relationships are a competitive advantage for us. We may also face competition from the in-house service organizations of our existing or prospective customers which often employ personnel who perform some of the same types of services as those provided by us. Although a significant portion of these services is currently outsourced, we cannot assure you that our existing or prospective customers will continue to outsource service requirements for installation, design, engineering and maintenance services in the future.

     We believe that the principal competitive factors in the network infrastructure industry include quality of service, technical expertise, reputation, availability of skilled technical personnel, price, geographic presence, breadth of service offerings, adherence to industry standards and financial stability. We believe that we compete favorably within our industry on the basis of these factors.

LEGAL PROCEEDINGS

     We occasionally are a party to legal proceedings incidental to our ordinary business operations. At present, we are not a party to any pending legal proceedings that we believe could have a material adverse effect on our business, financial condition or results of operations.

ENVIRONMENTAL MATTERS

     Our facilities and operations are subject to federal, state and local environmental and occupational health and safety requirements, including those relating to discharges of substances to the air, water and land, the handling, storage and disposal of wastes and the cleanup of properties affected by pollutants. We do not currently anticipate any material adverse effect on our business or financial condition as a result of our efforts to comply with such requirements.

     In the future, federal, state, local or foreign governments could enact new or more stringent laws or issue new or more stringent regulations concerning environmental and worker health and safety matters that could effect our operations. Also, in the future, contamination may be found to exist at our facilities or off-site locations where we have sent wastes. We could be held liable for any newly-discovered contamination. It is possible that changes in environmental and worker health and safety requirements or liabilities from newly-discovered contamination could have a material effect on our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information concerning our executive officers and directors:

NAME                                    AGE                  POSITION
----                                    ---                  --------
William J. Mercurio...................  59    President, Chief Executive Officer and
                                               Chairman of the Board of Directors
Robert E. Agres.......................  40    Vice President and Chief Financial
                                              Officer
Joseph P. Powers......................  54    Vice President and Chief Operating
                                              Officer
Martin Kobs...........................  49    President -- Telecommunications
                                              Services Group
Donald J. Vanke.......................  57    President and CEO -- LISN and Director
John J. Leonbruno.....................  41    President -- Central Office Services
E. Scott Kasprowicz...................  47    President -- Integrated Premise
                                              Services
Catherine Caudell.....................  51    Vice President -- Human Resources
Robert E. Beardsley...................  45    Vice President -- Information Systems
Gregory M. Barr.......................  34    Director
Robert C. Froetscher..................  42    Director
Jack E. Reich.........................  49    Director
Avy H. Stein..........................  45    Director

     We intend to add two additional independent directors shortly after the completion of this offering.

     William J. Mercurio has been our President, Chief Executive Officer and Chairman of our board of directors since our formation in August 1997. Mr. Mercurio has more than 25 years of experience in our industry. From 1995 to 1997, Mr. Mercurio served as President and Chief Executive Officer of Able Telcom Holding Corp., a publicly-traded telecom installation, design, engineering and maintenance services company. From 1986 to 1995, Mr. Mercurio, who is a certified public accountant, owned a consulting and accounting firm. From 1971 to 1986, Mr. Mercurio held various positions with Burnup & Sims, Inc., a then publicly-traded network infrastructure service provider, including Senior Vice President, Chief Financial Officer and was a member of the board of directors. While at Burnup & Sims, Mr. Mercurio participated in over 30 acquisitions and was responsible for all financing and accounting matters.

     Robert E. Agres has been our Chief Financial Officer since June 1998. From 1993 to 1997, Mr. Agres served as Senior Vice President and Chief Financial Officer of Triarc Beverage Group, where he was primarily responsible for Triarc's subsidiary, Royal Crown Company, Inc. From 1997 to 1998, Mr. Agres was a private financial consultant. Mr. Agres, who is a certified public accountant, has more than 15 years of experience in accounting and financial reporting including work at two public companies and public accounting at KMG prior to joining Orius.

     Joseph P. Powers has been our Vice President and Chief Operating Officer since our formation in August 1997. Mr. Powers has more than 32 years of experience in the network infrastructure services industry. From 1995 to 1997, he served as President of Able Communication Services, Inc., a wholly-owned subsidiary of Able Telcom. From 1990 to 1995, he was Director of Operations for Voltelcon, the telecom installation, design, engineering and maintenance services division of Volt Information Sciences.

     Martin Kobs was appointed President -- Telecommunications Services Group in October 1999. Prior to that position, Mr. Kobs served as Director -- Operations from July 1998 to October 1999. Mr. Kobs has over 26 years of experience in the telecom industry. From 1996 to 1998, Mr. Kobs served as President of Able Integrated Systems, a subsidiary of Able Telcom. From 1993 to 1996, Mr. Kobs was Director of Operations for Volt Information Sciences. From 1986 to 1993, he served as Operations Manager of Burnup & Sims Communications Services.

     Donald J. Vanke has served as a Director since the LISN acquisition in December 1999. Mr. Vanke has been President and CEO of LISN since 1998 and, prior to that time, was Vice President of LISN. As Vice President, Mr. Vanke was responsible for quality, purchasing, finance and information systems. Prior to joining LISN, he was President and CEO of DCM, a manufacturer of direct current motors, from 1978 until 1984. Prior to that Mr. Vanke was Vice President of Tenna, a manufacturer of electric antennae and mirrors, from 1972 until 1978. From 1964 until 1972, Mr. Vanke was a Manager at Ernst & Young.

     John J. Leonbruno was appointed President -- Central Office Services in September 2000. Prior to that position, Mr. Leonbruno served as Senior Vice President of Sales and Marketing at LISN from March 2000 to September 2000. Mr. Leonbruno has over 16 years of experience in the telecommunications industry. From 1996 to 2000, Mr. Leonbruno served as Vice President of Global Sales and Service with MCI Worldcom. From 1994 to 1996, Mr. Leonbruno served as General Manager of Custom Business with Ameritech.

     E. Scott Kasprowicz was appointed President -- Integrated Premise Services in September 2000. Mr. Kasprowicz is the founder of Texel Corporation, one of our operating divisions, which we acquired from Mr. Kasprowicz in 1999. Mr. Kasprowicz has been the President of Texel since 1983 and has over 20 years of experience in the telecom industry. Texel is a provider of voice and data cable installation, and system design and engineering services.

     Catherine Caudell joined Orius as Vice President -- Human Resources in August 2000. Ms. Caudell has over 20 years of experience in the field of human resource management and performance technology. Prior to joining Orius, Ms. Caudell was Executive Vice President of Human Resources for Service Intelligence, a multi-state call center and customer service organization, from 1995 until 2000. From 1987 to 1995, Ms. Caudell was Vice President of Human Resources for Telstar Communications, where she was involved in taking the organization from 800 to over 25,000 employees.

     Robert E. Beardsley has served as Vice President -- Information Systems since June 2000. Prior to joining Orius, Mr. Beardsley was employed as a principal consultant with PricewaterhouseCoopers, LLP in its Management Consulting Services group from 1998 to 2000. From 1996 to 1998, Mr. Beardsley acted as Internal Project Manager for Harris Publishing. From 1994 to 1996, Mr. Beardsley was a principal at Practical Systems, which sold and deployed Solomon financial software. Mr. Beardsley is a certified public accountant.

     Gregory M. Barr has served as a Director since the LISN acquisition in December 1999. Mr. Barr is a principal at Navis Partners, a subsidiary of Fleet Financial Group, Inc. that focuses on private equity investing. Prior to joining Fleet in 1994, Mr. Barr was with McKinsey & Company where he worked as a management consultant in a variety of industries and at Goldman, Sachs & Company as a financial analyst in the Investment Banking Division. Mr. Barr serves on the board of directors of Simonds Industries Inc. and several other privately-held companies.

     Robert C. Froetscher has served as a Director since the LISN acquisition in December 1999. Mr. Froetscher is a Managing Director of Willis Stein & Partners, a private equity investment firm. Prior to joining Willis Stein & Partners in 1998, Mr. Froetscher was Senior Vice President and General Manager of APAC Teleservices, Inc., with responsibility for running two of APAC's divisions from 1996 to 1997. From 1994 to 1996, he was Vice President, Sales and Service for Ameritech's Consumer Division, during which he directed 5,300 employees and had responsibility for a business unit that generated $4.5 billion in revenue in 1996. Previously, Mr. Froetscher spent almost nine years with MCI in a variety of executive positions in marketing, sales, service and operations.

     Jack E. Reich has served as a Director since the LISN acquisition in December 1999. Mr. Reich has spent 25 years in the communications industry and held various positions in the local, long distance, data, equipment manufacturing and Internet segments of this industry. Currently, Mr. Reich is President of KJE, Inc., a management and investment consulting firm. From December 1996 through November 1998, Mr. Reich served as President and Chief Executive Officer of e.spire Communications, Inc., a publicly-traded competitive local exchange carrier. Prior to joining e.spire, Mr. Reich served as President of

Custom Business Service with Ameritech, Inc. Mr. Reich joined Ameritech from MCI where he held various positions from April 1986 to April 1994. Mr. Reich departed MCI as their President of the Multi-National Accounts Division responsible for marketing and operations to that company's largest customers. Mr. Reich currently serves on the board of directors of Digex, Inc., a publicly-traded web-hosting company.

     Avy H. Stein has served as a Director since the LISN acquisition in December 1999. Mr. Stein is a Managing Director of Willis Stein & Partners. Prior to the formation of Willis Stein & Partners in 1994, Mr. Stein was a Managing Director of Continental Illinois Venture Corporation from 1989 through 1994. Previously, Mr. Stein served as a consultant to the CEO of NL Industries, Inc. From 1985 to 1988, he was founder/CEO of Regent Corporation. From 1984 to 1985, Mr. Stein was President of Cook Energy Corporation and Vice President of Corporate Planning and Legal Affairs at Cook International, Inc. From 1980 through 1983, Mr. Stein was an attorney with Kirkland & Ellis. He also serves as a director of Racing Champions Corporation, CTN Media Group, Inc., Tremont Corporation and Aavid Thermal Technologies, Inc. as well as a number of private companies.

     At present, all directors are elected and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. All members of our board of directors were elected pursuant to a investor rights agreement. See "Certain Relationships and Related Party Transactions -- Investor Rights Agreement." There are no family relationships between any of our directors or executive officers. Our executive officers are elected by, and serve at the discretion of, the board of directors.

     Prior to the completion of this offering, our board will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of shareholders. At each annual meeting of our shareholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.

DIRECTOR COMPENSATION

     We do not currently pay any fees to our directors. However, all directors are reimbursed for out-of-pocket expenses incurred in connection with the rendering of services as a director. Following this offering, our independent directors will receive compensation that is commensurate with arrangements offered to directors of companies that are similar to our company. Compensation arrangements for independent directors established by our board could be in the form of cash payments and/or option grants.

COMMITTEES OF THE BOARD OF DIRECTORS

     Upon the closing of this offering, the board of directors will have an audit committee and a compensation committee. The audit committee will report to the board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls. Upon the completion of the offering, the audit committee will consist of a minimum of three directors and be comprised of independent directors only. The compensation committee of the board of directors will review and make recommendations to the board regarding our compensation policies and all forms of compensation to be provided to our executive officers. In addition, the compensation committee will review bonus and stock compensation arrangements for all of our other employees. Upon the completion of the offering, the compensation committee will consist of at least two nonemployee directors, as defined in Rule 16b-3 under the Exchange Act, and we expect to appoint at least one additional independent director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our compensation committee currently consists of Messrs. Mercurio, Froetscher and Reich. Mr. Mercurio is an executive officer of Orius and both Mr. Froetscher and Mr. Reich are members of our board of directors.

     Mr. Reich receives consulting payments from us in an amount of $15,000 per month. In exchange, Mr. Reich provides consulting services for five days per month, in such areas as identifying and consummating acquisitions, sales and marketing and human resources. We compensate Mr. Reich for consulting in excess of five days per month at a rate of $3,000 per day. Our agreement with Mr. Reich expires on November 30, 2000. Mr. Reich received options to purchase shares of LISN common stock at the time this agreement was entered into, which were converted into options to purchase 93,949.9 shares of our common stock and
634.92 shares of our series C preferred stock. Following the offering, Mr. Reich
will hold      shares of our common stock and options to purchase
shares of our common stock.

EXECUTIVE COMPENSATION

     The following table sets forth information for the fiscal years ended December 31, 1999 and 1998 concerning compensation we paid to our chief executive officer and the four other executive officers who were our most highly compensated officers during those years who were compensated over $100,000 during that year. Other annual compensation primarily represents amounts paid for auto allowances.

                           SUMMARY COMPENSATION TABLE

                                                        ANNUAL COMPENSATION
                                                    ----------------------------   OTHER ANNUAL
NAME AND PRINCIPAL POSITION                         YEAR    SALARY       BONUS     COMPENSATION
---------------------------                         ----   --------     --------   ------------
William J. Mercurio...............................  1999   $373,750(1)  $100,000      $9,000
  President and Chief Executive Officer             1998    135,375      100,000       6,750
Robert E. Agres...................................  1999    155,833       25,000           0
  Vice President and Chief Financial Officer
Joseph P. Powers..................................  1999    191,667       60,000       6,000
  Vice President and Chief Operating Officer        1998    101,250       60,000       4,500
William G. Mullen(2)..............................  1999    157,693       40,000       1,014
  President -- Broadband Services Group
Donald J. Vanke...................................  1999    300,000      505,770           0
  President and CEO -- LISN

---------------

(1) In connection with certain of our 1999 acquisitions, we paid Mercurio and Associates, P.A., an affiliate of Mr. Mercurio, a consulting fee of $550,000 for assistance in identification of, and due diligence with respect to, acquisition candidates.

(2) Due to his recent death, Mr. Mullen no longer serves as President -- Broadband Services Group.

OPTION GRANT TABLE

     No stock options were granted to the named executive officers during the year ended December 31, 1999. Our former stock option plan was terminated in connection with the LISN acquisition. Each of the outstanding options was terminated in exchange for an amount equal to the difference between (1) the per share price paid to the holders of our common stock who received cash for their shares of common stock in connection with the LISN acquisition, less (2) the exercise price of each option. In connection with the LISN acquisition, Mr. Agres received $132,949 in exchange for his options to purchase our common stock.

OPTION EXERCISES AND YEAR-END VALUE TABLE

     The following table shows aggregate exercises of options in the year ended December 31, 1999 by the named executive officers and the aggregate value of unexercised options held by each named executive officer as of December 31, 1999.

                   AGGREGATE OPTION EXERCISES IN LAST FISCAL
                        YEAR AND YEAR-END OPTION VALUES

                                                                         YEAR END (#)    YEAR END ($)
                                              SHARES                     -------------   -------------
                                             ACQUIRED        VALUE       EXERCISABLE/    EXERCISABLE/
NAME                                        ON EXERCISE   REALIZED ($)   UNEXERCISABLE   UNEXERCISABLE
----                                        -----------   ------------   -------------   -------------
William J. Mercurio.......................        --             --               --                --
Robert E. Agres(1)........................    15,541        132,949               --                --
Joseph P. Powers..........................        --             --               --                --
William G. Mullen.........................        --             --               --                --
Donald J. Vanke(2)........................        --             --        0/252,226     $0/$1,664,166

---------------

(1) Mr. Agres' options became vested and were exercised in connection with the LISN acquisition.

(2) At the time of the LISN acquisition, Mr. Vanke held options to purchase
    679.66 shares of LISN common stock. In connection with the LISN acquisition, these options were converted into the right to purchase 250,533.2 shares of our common stock (as adjusted for our March 2000 10-for-1 stock split) and 1,693.12 shares of our series C preferred stock. The calculated value of these options is based on the values per share at the time of the LISN acquisition.

EXECUTIVE EMPLOYMENT AGREEMENTS

     Mr. Mercurio. In connection with the LISN acquisition, we entered into a senior management agreement with Mr. Mercurio. The agreement provides that Mr. Mercurio shall serve as president, chief executive officer and chairman of our board and shall devote his full business time and attention to our affairs. The agreement is for a term ending on February 28, 2003. Mr. Mercurio is entitled under the agreement to a base salary equal to $470,000 per year, which may be increased by the board in its discretion and will be subject to yearly increases based on the Consumer Price Index. In addition to his base salary, Mr. Mercurio is entitled to receive an annual bonus based upon our financial performance, as measured by its EBITDA. Mr. Mercurio will not receive a bonus unless our EBITDA is greater than 1.125 times its prior year's EBITDA. If EBITDA exceeds this amount, Mr. Mercurio is entitled to receive a bonus ranging from 50% to 100% of his base salary.

     We and Mr. Mercurio may each terminate the agreement at any time, with or without cause, provided that, if we terminate Mr. Mercurio without "cause," or if he terminates his employment with "good reason," we must continue to pay him his base salary for two years and must pay him a pro rata portion of his bonus for the year of his termination. "Cause" includes the commission of a felony or a crime involving moral turpitude; an act or omission with respect to the company involving dishonesty or fraud that has resulted in or is likely to result in material harm to the company; chronic drug or alcohol use; the repeated failure to perform his duties as directed by the board; negligent or willful misconduct with respect to the company; or the material breach of the terms of his management agreement. "Good reason" means the relocation of our executive offices outside of West Palm Beach, Florida; a material breach by us of the terms of the management agreement; or the assignment to Mr. Mercurio of duties inconsistent with his position.

     If we terminate Mr. Mercurio for cause or if he terminates his employment without good reason, he would be entitled to receive only his base salary through the date of termination. If Mr. Mercurio is terminated for disability, he is entitled to receive his base salary for six months. In the event the agreement is terminated according to its terms in February 2003, we may, at our option, continue to pay

Mr. Mercurio his base salary for one year as a severance payment. Mr. Mercurio has agreed not to compete with us until the later of (1) the second anniversary of the termination of the management agreement if Mr. Mercurio resigns without good reason or is terminated with cause or (2) the time as we cease making any severance payments to him under the management agreement.

     Under the management agreement, we agreed to sell to Mr. Mercurio shares of common stock equal to .75% of our outstanding common stock for a price per share equal to the price at which shares were purchased by all investors in the LISN acquisition. Mr. Mercurio purchased these shares on January 16, 2000 by issuance of a promissory note in the amount of $252,633, which is secured by a pledge of the 188,810 shares purchased. The note bears interest at a rate of 5.88% per annum. Fifty percent of these shares will vest over four years. The remaining 50% vest on the fifth anniversary of the closing of the LISN acquisition, provided that vesting will be accelerated with respect to 25% of this 50% in each year that we achieve our EBITDA target. All of Mr. Mercurio's shares will become immediately vested upon the occurrence of the following events: (1) Willis Stein & Partners ceases to own 50% of the shares owned by it as of the closing of the LISN acquisition, (2) if prior to this offering, a person or group of persons who were not shareholders immediately after the LISN acquisition acquire a number of shares necessary to elect a majority of the board or (3) a change of control occurs. A "change of control" means (1) any person who was not a shareholder immediately following the LISN acquisition owns the greater of (a) 25% of our voting stock or (b) the greatest combined voting power of any person who was a shareholder immediately following the LISN acquisition; (2) during any two year period, persons who constituted the board at the beginning of the period cease to constitute a majority of the board; (3) if we consummate a merger and shareholders who were shareholders prior to the merger cease to own 80% of the surviving company's equity; (4) a sale of all or substantially all of our assets; or (5) any person commences a tender offer or receives an option to acquire 25% or more of our voting stock, unless the board makes a good faith determination that this action would not constitute a material change in the control of the company.

     If Mr. Mercurio ceases to be employed by us for any reason, we will have the option to repurchase his unvested shares at their original cost. We will be able to purchase his vested shares only if he fails to repay the promissory note issued to purchase the shares within 60 days following his termination. Mr. Mercurio's shares will be subject to the restrictions on transfer contained in the investor rights agreement, described under the heading "Certain Relationships and Related Party Transactions -- Investor Rights Agreement."

     Messrs. Agres and Powers. We also entered into employment agreements with Mr. Agres and Mr. Powers. Mr. Agres' agreement provides that he will be employed as Chief Financial Officer for a term ending December 14, 2001 and will receive a base salary of $195,000 per year. Mr. Powers agreement provides that he will be employed as a Vice President for a term ending February 28, 2003 and will receive a base salary of $230,000 per year. We may terminate Messrs. Agres' and Powers' employment at any time for "cause," which includes (1) a material breach of the terms of the executive's agreement, (2) willful misconduct in the performance of the executive's duties; (3) an act of fraud intended to result in the executive's enrichment at our expense, (4) conviction of a felony or fraud,
(5) entry of an order preventing the executive from performing activities that are essential to the performance of the executive's agreement, or (6) willful or deliberate conduct intended to materially damage our business. If either of Messrs. Agres or Powers is terminated for cause or voluntarily terminates his employment, he would be entitled to receive his base salary through the date of termination. If either Messrs. Agres or Powers is terminated due to disability, he would be entitled to receive his base salary for one year following termination. If either is terminated without cause, he would be entitled to receive his base salary for the remainder of his employment term. Mr. Agres has agreed not to compete with us for a period ending the later of (1) December 14, 2001 and (2) one year after the termination of his employment. Mr. Powers has agreed not to compete with us for a period ending the later of (1) February 28, 2003 or (2) one year after the termination of his employment.

     Mr. Vanke. Mr. Vanke has an employment agreement with LISN, dated May 28, 1999, which expires on May 27, 2001. Mr. Vanke's employment agreement provides that he will serve as President and

Chief Executive Officer of LISN and will receive a base salary of $300,000. In addition, Mr. Vanke receives a bonus equal to 100% of his base salary based on the achievement of certain EBITDA targets by LISN, as determined by Mr. Vanke and LISN's board of directors prior to the start of each fiscal year. If LISN terminates Mr. Vanke without cause or if he terminates his employment for good reason prior to May 2001, LISN must pay Mr. Vanke his base salary through the later of six months following his termination or through May 2001. If Mr. Vanke's employment is terminated for cause or if he terminates his employment without good reason, he will be entitled to only his base salary through the date of termination. "Cause" includes (1) the commission of a felony or fraud,
(2) chronic drug or alcohol abuse or conduct causing LISN substantial public disgrace, (3) substantial and repeated failure to perform his duties as directed by LISN's board of directors, (4) gross negligence or willful misconduct or (5) any other material breach of his employment agreement. "Good Reason" includes the relocation of LISN's offices outside of the Cleveland, Ohio area or our breach of the terms of the employment agreement. Mr. Vanke has agreed not to compete with LISN during his employment and for two years thereafter.

     Mr. Mullen. Pursuant to Mr. Mullen's employment agreement with us, we will pay his estate an amount equal to his base salary of $225,000 through August 2001.

2000 LONG-TERM EQUITY INCENTIVE PLAN

     Prior to the closing of the offering, we will adopt the Orius Corp. Long-Term Equity Incentive Plan. The equity incentive plan provides for grants of stock options, stock appreciation rights, restricted stock and performance awards. Directors, officers and other employees of Orius and its subsidiaries and persons who engage in services for us are eligible for grants under the plan. The purpose of the equity incentive plan is to provide these individuals with incentives to maximize shareholder value and otherwise contribute to the success of the Company and to enable us to attract, retain and reward the best available persons for positions of responsibility.

     A total of      shares of our common stock, representing   % of our
currently outstanding common stock, will be available for issuance under the equity incentive plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure of Orius or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the equity incentive plan or covered by grants previously made under the plan. The shares available for issuance under the equity incentive plan may be, in whole or in part, authorized and unissued or held as treasury shares.

     The compensation committee of our board of directors will administer the equity incentive plan. Our board also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan.

     The following is a summary of the material terms of the equity incentive plan, but does not include all of the provisions of the plan. For further information about the plan, we refer you to the equity incentive plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

     Stock Options. Under the equity incentive plan, the compensation committee or the board may award grants of incentive stock options conforming to the provisions of Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and other, non-qualified stock options. The compensation committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 5% of the total number of shares authorized under the plan, and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000, determined at the time of grant.

     The compensation committee has the power to determine the terms of the options granted, including the exercise price of any option, the number of shares subject to each option, the exercisability of the option, and the form of consideration payable upon exercise. In addition, our board of directors has the

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

authority to amend, suspend pr term the equity incentive plan, provided that no action may affect any shares of common stock previously issued and sold or any option previously granted under the equity incentive plan.

     Restricted Stock. Under the equity incentive plan, the compensation committee may award restricted stock subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Unless the compensation committee determines otherwise, all restrictions on a grantee's restricted stock will lapse when the grantee ceases to be a director, officer or employee of, or to otherwise perform services for, Orius and its subsidiaries.

     Vesting and Transferability of All Awards. The terms and conditions of each award made under the equity incentive plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee. Except in limited circumstances, no award under the equity incentive plan may vest and become exercisable within six months of the date of grant, unless the compensation committee determines otherwise.

     Unless the compensation committee determines otherwise, no award made under the equity incentive plan will be transferable other than by will or the laws of descent and distribution or to a grantee's family member by gift or a qualified domestic relations order, and each award may be exercised only by the grantee, his or her qualified family member transferee, or any of their respective or his or her executors, administrators, guardians, or legal representatives.

     Amendment and Termination of the Equity Incentive Plan. The board may amend or terminate the equity incentive plan in its discretion, except that no amendment will become effective without prior approval of Orius' shareholders if such approval is necessary for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code or any stock exchange listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the equity incentive plan without the affected participant's consent. If not previously terminated by the board, the equity incentive plan will terminate on the tenth anniversary of its adoption.

EMPLOYEE STOCK PURCHASE PLAN

     The 2000 Employee Stock Purchase Plan, or the "Stock Purchase Plan," will be adopted by our board of directors and our shareholders prior to the completion of this offering. The Stock Purchase Plan will be established to give employees desiring to do so a convenient means of purchasing shares of common stock through payroll deductions or lump sum cash payments. The Stock Purchase Plan provides an incentive to participate by permitting purchases at a discounted price. We believe that ownership of stock by employees will foster greater employee interest in the success, growth and development of Orius.

     A total of     shares of our common stock will be reserved for issuance
under the Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code. The Stock Purchase Plan will be implemented through a series of overlapping periods of 24 months in duration, with new offering periods (other than the first offering period) commencing on April 1, July 1, October 1 and January 1 of each year. Each offering period will consist of eight consecutive purchase periods of three months duration. The initial offering period, however, is expected to commence on the date of this offering and end on October 31, 2002, and the initial purchase period is expected to end on January 31, 2000. The Stock Purchase Plan will be administered by our board of directors or by a committee appointed by the board.

     Our employees, including officers and employee directors, and the employees of any majority-owned subsidiary designated by our board of directors, are eligible to participate in the Stock Purchase Plan if they are employed by us or any such subsidiary for at least 20 hours per week and more than five months per year. The Stock Purchase Plan permits eligible employees to purchase shares of our common stock through payroll deductions or lump sum cash payments, which may not exceed 15% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of our common stock at the

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

beginning of each offering period or at the end of the applicable purchase period. In circumstances described in the Stock Purchase Plan, the purchase price may be adjusted during an offering period to avoid having to incur adverse accounting charges. Employees may end their participation in the offering at any time during the offering period, and participation in the Stock Purchase Plan ends automatically upon termination of employment with us. Unless terminated earlier by our board of directors, the Stock Purchase Plan will have a term of ten years.

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

                             PRINCIPAL SHAREHOLDERS

     The following table contains information about the beneficial ownership of our common stock before and after our initial public offering for:

          (1) each person who beneficially owns more than five percent of our common stock;

          (2) each of our directors;

          (3) named executive officers; and

          (4) all directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership prior to the offering is based on 25,887,559.27 shares of common stock and 205,739.77 shares of series C preferred stock outstanding as of June 30, 2000. After the offering, the percentage of beneficial ownership is adjusted to reflect the conversion of all outstanding shares of series C preferred stock into common stock immediately
prior to this offering and the issuance of        shares of common stock in
connection with the offering. Fractional shares have been rounded to the nearest whole number. The table assumes no exercise of the underwriters' over-allotment option.

                                                             PRIOR TO THE OFFERING                 AFTER THE OFFERING
                                                 ---------------------------------------------    --------------------
                                                  SERIES C PREFERRED         COMMON STOCK             COMMON STOCK
                                                 --------------------    ---------------------    --------------------
                                                 NUMBER OF   PERCENT     NUMBER OF    PERCENT     NUMBER OF   PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNERS             SHARES     OF CLASS      SHARES     OF CLASS     SHARES     OF CLASS
-------------------------------------            ---------   --------    ----------   --------    ---------   --------
Willis Stein & Partners(1).....................  84,896.6      41.3%     10,730,017     41.5%
  227 West Monroe Street, Suite 4300
  Chicago, IL 60606
Navis Partners(2)..............................  12.073.9       5.9      1,526,009       5.9
  50 Kennedy Plaza
  Providence, RI 02903
Goldman, Sachs & Co.(3)........................  10,643.8       5.2      1,345,258       5.2
  One New York Plaza, 40th Floor
  New York, NY 10004
Abu Dhabi Investment Authority(4)..............  10,643.8       5.2      1,345,258       5.2
  P.O. Box 7106 Corniche Street
  Abu Dhabi, United Arab Emirates
William J. Mercurio(5).........................   4,187.6       2.0        727,396       2.8
Robert E. Agres................................     147.6         *         18,650         *
Joseph P. Powers(6)............................   1,042.6         *        131,775         *
Donald J. Vanke................................   2,106.6       1.0        266,252       1.0
Gregory M. Barr(2).............................        --        --             --        --
Robert C. Froetscher(1)........................        --        --             --        --
Jack E. Reich..................................     423.3         *         62,633         *
Avy H. Stein(1)................................        --        --             --        --
All Directors and Officers as a group (9
  persons).....................................  108,546.6     52.8      13,926,383     53.8

---------------

 *  Less than one percent.

(1) Includes shares held by Willis Stein & Partners II, L.P. and shares held by Willis Stein & Partners Dutch, L.P. (the "Willis Stein entities"). John R. Willis and Avy H. Stein, as managers of Willis Stein & Partners Management II, L.L.C., which is the general partner of Willis Stein & Partners Management II, L.P., which is the general partner of the Willis Stein entities, may each be deemed to beneficially own the shares held of record by the Willis Stein entities. Each of these persons disclaims beneficial ownership of these shares. Mr. Froetscher is a Managing Director of Willis Stein & Partners. Mr. Froetscher disclaims beneficial ownership of the shares held of record by the Willis Stein entities.

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

(2) Includes shares held by Chisholm Partners III, L.P., shares held by Kennedy Plaza Partners, shares held by Fleet Venture Resources, Inc. and shares held by Fleet Equity Partners VI, L.P. These entities are affiliates of Navis Partners (formerly known as Fleet Equity Partners), of which Mr. Barr is a principal. Mr. Barr disclaims beneficial ownership of the shares held by these entities.

(3) Includes shares held by GS Private Equity Partners III, L.P., shares held by GS Equity Partners II, L.P., shares held by GS Private Equity Partners II Offshore, shares held by GS Private Equity Partners II Direct Fund, shares held by GS Private Equity Partners III Offshore and shares held by GS Private Equity Partners Connecticut, which are private equity investment funds affiliated with Goldman, Sachs & Co.

(4) The Abu Dhabi Investment Authority is an instrumentality of the government of the Emirate of Abu Dhabi and is wholly owned and controlled by that government.

(5) Includes shares held by various trusts in which Mr. Mercurio's wife serves as trustee.

(6) Includes shares held of record by Mr. Powers' wife.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

GENERAL

     We have, from time to time, entered into various transactions with certain of our officers, directors and principal shareholders and entities in which these parties have an interest. We believe that these transactions have been on terms no less favorable to us than could be obtained in a transaction with an independent third party.

TRANSACTIONS IN CONNECTION WITH THE LISN ACQUISITION

General

     In connection with the LISN acquisition, Messrs. Mercurio, Agres, Powers and Mullen received the following in exchange for their prior equity interests in Orius and Mr. Vanke received the following in exchange for his equity interest in LISN:

                                                                            SERIES C       JUNIOR
                                                                  COMMON    PREFERRED   SUBORDINATED
NAMED EXECUTIVE OFFICER                                CASH      STOCK(1)     STOCK        NOTES
-----------------------                             ----------   --------   ---------   ------------
William J. Mercurio(2)............................  $8,007,183   538,590      4,261      $2,945,133
Robert E. Agres(3)................................     410,213    18,650        148         101,981
Joseph P. Powers(4)...............................   1,959,105   131,780      1,043         720,581
William G. Mullen.................................   3,415,154   229,710      1,818       1,256,132
Donald J. Vanke(5)................................          --   266,250      2,107       1,455,934

---------------

(1) As adjusted for our March 2000 10-for-1 stock split.

(2) Includes amounts received by trusts in which Mr. Mercurio's wife serves as trustee.

(3) Includes $132,949 received by Mr. Agres in exchange for his options to purchase our common stock.

(4) Includes amounts received by Mr. Powers' wife.

(5) Includes amounts received by Mr. Vanke in exchange for his additional investment of $900,000 at the time of the LISN acquisition.

Investor Rights Agreement

     In connection with the LISN acquisition, we and each of our shareholders entered into an investor rights agreement. This agreement provides that our board of directors will be established at seven directors or any higher number designated by Willis Stein & Partners. The agreement provides that the board will consist of:

     -       our chief executive officer, who will initially be Mr. Mercurio;

     - one person designated by our shareholders prior to the LISN acquisition, provided that the designee is one of our or our subsidiaries' senior executives and the designee is reasonably acceptable to Willis Stein & Partners;

     - one person designated by Willis Stein & Partners, provided that the designee is one of our or our subsidiaries' senior executives and the designee is reasonably acceptable to our chief executive officer, and who will initially be Mr. Vanke; and

     - the remainder shall be designated by Willis Stein & Partners, and initially will be Mr. Stein, Mr. Froetscher, Mr. Barr and Mr. Reich.

     The investor agreement generally restricts the transfer of any shares of our stock or junior subordinated notes held by the parties to the investor agreement by requiring that Willis Stein & Partners approve any transfers of these securities, with some limited exceptions. The parties to the investor agreement have granted us a right of first refusal with respect to its stock and junior subordinated notes, which, if not exercised by us, may be exercised by Willis Stein & Partners and some of its other shareholders. Each party to the investor agreement has the right to participate in any transfer of shares by any other party to the agreement, with some limited exceptions. In addition, we have agreed not to issue any equity securities to Willis Stein & Partners or its affiliates unless the parties to the investor agreement are given the opportunity to purchase their pro rata share on substantially the same terms. Each party to the investor agreement has agreed to consent to a sale of our company if Willis Stein & Partners votes to approve the sale.

     The investor agreement also provides that Willis Stein & Partners may request, at any time, that all or any portion of its common stock be registered with the SEC. In the event that Willis Stein & Partners makes a request for registration, the other parties to the investor agreement who hold common stock will be entitled to participate in the registration. We have also granted the parties to the investor agreement piggyback registration rights with respect to registrations by and we have agreed to pay all expenses relating to the piggyback registrations.

Consulting Agreement with Mr. Reich

     Mr. Reich receives consulting payments from us in an amount of $15,000 per month. In exchange, Mr. Reich provides consulting services for five days per month, in such areas as identifying and consummating acquisitions, sales and marketing and human resources. We compensate Mr. Reich for consulting in excess of five days per month at a rate of $3,000 per day. Our agreement with Mr. Reich expires on November 30, 2000. Mr. Reich received options to purchase shares of LISN common stock at the time this agreement was entered into, which were converted into options to purchase 9,394.99 shares of our common stock and
634.92 shares of our series C preferred stock in connection with the LISN acquisition.

RELATED PARTY LEASES

     We are a party to two leases with entities controlled by Mr. Ebersole, a former director of Orius, for the lease of Channel's headquarters and office space. The combined monthly rent for both leases is approximately $12,100. These leases expire in April 2000 and April 2001, respectively. The lease expiring in April 2000 has been on a year-to-year basis since 1995.

     U.S. Cable, Inc., one of our subsidiaries, is a party to a lease agreement with WMC Properties, a general partnership that was 25% owned by William Mullen, a former director of Orius, at the time the lease was entered into. The lease is for U.S. Cable's headquarters and office space located in O'Fallon, Missouri at a current rate of $61,800 per year, subject to an increase of 3% per annum. The lease expires July 2003.

     Texel Corporation, one of our subsidiaries, is a party to a lease agreement with Trison, LLC, an affiliate of Mr. Kasprowicz, one of our executive officers. The lease is for Texel's headquarters in Reston, Virginia at a base rate of $406,042 per year, subject to an increase of 3% per annum. The lease expires June 30, 2005, and contains a renewal option for an additional five-year term.

1999 ACQUISITIONS

     In February 1999, we acquired Schatz, DAS-CO, Copenhagen and Network Cabling Services in a transaction that was designed to give tax-free treatment to the issuance of stock to the former shareholders of the acquired companies. To complete these acquisitions all of the existing shareholders of these companies exchanged their interests in the respective companies for new interests in Orius. HIG Capital, LLC, one of our former principal shareholders, acquired 7,546.38 shares of our series B preferred stock for $7.6 million, which was redeemed in connection with the LISN acquisition for an aggregate of $44.0 million in cash. We also sold 1,066,219 shares of our common stock to our then existing shareholders and employees for $2.4 million. The following officers, directors and former principal shareholders, and their immediate family members and affiliated entities, purchased the number of shares indicated at $2.34 per share in cash: Mr. Mercurio-132,319, Mr. Agres-41,444, and Mr. Mullen-106,717.

In connection with the 1999 acquisitions, we paid (1) Mercurio and Associates, PA., an affiliate of Mr. Mercurio, a consulting fee of $550,000 for assistance in identification of, and due diligence with respect to, acquisition candidates and (2) HIG $267,000 for fees and expenses.

     In May 1999, we acquired the stock of Texel Corporation from Mr. Kasprowicz, one of our executive officers, for $26.3 million in cash plus the issuance of 1,030,335 shares of our common stock. In September 2000, we paid Mr. Kasprowicz approximately $3.0 million (including interest) in settlement of litigation brought by Mr. Kasprowicz, alleging that amounts were owed to him as a purchase price adjustment in connection with that purchase. In return for this payment, Mr. Kasprowicz has released all claims against Orius relating to this matter.

RECAPITALIZATION OF LISN

     LISN was recapitalized in May 1999 by an investor group led by Willis Stein & Partners, certain co-investors and members of LISN's management. Willis Stein & Partners and its co-investors contributed approximately $70.3 million in capital. Willis Stein & Partners and its co-investors received $49.2 million in junior subordinated notes, $10.6 million in preferred stock and $10.5 million in common stock. Members of management retained approximately 15% of LISN's equity.

     In connection with the recapitalization, LISN agreed to make a cash payment to three of its former shareholders based on LISN's results of operations for the year ended December 31, 1999, including Mr. Vanke. Based on LISN's results of operations, LISN paid these shareholders an aggregate of $4.0 million, $0.5 million of which was paid to a trust formed for the benefit of Mr. Vanke.

FAMILY RELATIONSHIPS

     Rosemarie Mulholland, the daughter of Mr. Mercurio, is our Secretary and Treasurer. Ms. Mulholland, a certified public accountant, received total compensation of $90,967 from us in 1999, including a salary of $80,467 and an accrued bonus of $10,500. Ms. Mulholland also received options to purchase 9,325 shares of our common stock, which were repurchased in connection with the LISN acquisition for $77,701 in cash.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

     Upon completion of this offering, the total amount of our authorized capital stock will consist of 200 million shares of common stock and 10 million shares of preferred stock. As of June 30, 2000, we had outstanding 205,316.49 shares of series C preferred stock and 25,824,926.53 shares of common stock. Prior to the effectiveness of the registration statement, we will convert all of
the outstanding shares of our series C preferred stock into      shares of
common stock. See "The Reclassification." Upon completion of this offering, we
will have      shares of common stock and no shares of any series of preferred stock outstanding. As of June 30, 2000, we had approximately 115 shareholders of record with respect to our series C preferred stock and our common stock.

     The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our restated articles of incorporation and our amended and restated by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

     Our restated articles of incorporation and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors.

COMMON STOCK

     The issued and outstanding shares of common stock are, and the shares of common stock to be issued by us in connection with the offering will be, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any series of preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts determined by our board of directors from time to time. See "Dividend Policy." The shares of common stock are not convertible and the holders of common stock have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting. Except as otherwise required by law or our restated articles of incorporation, the holders of common stock vote together as a single class on all matters submitted to a vote of shareholders.

     We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "ORIS."

PREFERRED STOCK

     Our board of directors may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in a series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. The issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present intention to issue any shares of preferred stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF FLORIDA LAW AND OUR RESTATED ARTICLES OF INCORPORATION AND BYLAWS

     Some provisions of Florida law and our restated articles of incorporation and bylaws, which are summarized in the following paragraphs, may have an antitakeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

     Authorized but Unissued Shares of Preferred Stock. Our restated articles of incorporation authorizes our board of directors to issue one or more series of preferred stock and to establish the powers, preferences and rights of those shares without any further vote or action by our shareholders. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or discourage an attempt to obtain control of Orius by means of a proxy contest, tender offer or other extraordinary transaction. Any issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. The existence of authorized but unissued shares of preferred stock will also enable our board of directors, without shareholder approval, to adopt a "poison pill" takeover defense mechanism. We have no present plans to issue any shares of preferred stock.

     Shareholders Action; Special Meeting of Shareholders. Our restated articles of incorporation provides that, subject to the rights of any holders of preferred stock, shareholder action can be taken only at an annual or special meeting of shareholders, and may not be taken by written consent in lieu of a meeting. Our restated articles of incorporation further provides that special meetings of our shareholders may only be called by a majority of the board of directors or by our chief executive officer. Shareholders are not permitted to call a special meeting of shareholders or to require the board to call a special meeting. Our restated articles of incorporation and by-laws also provide that the affirmative vote of holders of at least 66 2/3% of the total votes entitled to be cast in the election of directors is required to amend, alter, change or repeal certain of their respective provisions. The requirement of a super-majority vote to approve amendments to the articles of incorporation or by-laws could enable a minority of our shareholder's to exercise veto power over an amendment.

     Number of Directors; Removal; Filling of Vacancies. Our restated articles of incorporation provides that, subject to any rights of holders of preferred stock, the number of directors will be fixed by resolution of the board of directors adopted by a majority of the whole board. In addition, our restated articles of incorporation and bylaws provide that, subject to any rights of holders of preferred stock, and unless the board of directors otherwise determines, any vacancies, or newly created directorships, may only be filled by the affirmative vote of a majority of the remaining directors, though it may be less than a quorum. Accordingly, shareholders will not be able to increase the size of the board and fill the newly created directorships with shareholder nominees. These provisions could prevent shareholders, including parties who want to take over or acquire Orius, from removing incumbent directors and filling the resulting vacancies with their own nominees.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our by-laws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the board. Shareholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a shareholder who was shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of such shareholder's intention to bring that business before the meeting. Although the by-laws do not give the board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

     Affiliated Transactions; Control Share Acquisitions. Florida has enacted legislation that may deter or frustrate a takeover of a Florida corporation. We are subject to the "Affiliated Transactions" provisions of the Florida Business Corporation Act. In general, such provisions prohibit a publicly held Florida corporation from engaging in various "affiliated transactions" with any "interested shareholder" unless:

     - the transaction is approved by a majority of the disinterested directors;

     - the "interested shareholder" owns 90% or more of the corporation's outstanding voting shares, or has owned 80% or more for five years; or

     - the consideration paid in connection with the "affiliated transaction" satisfies the statutory "fair price" formula and meets certain other requirements.

     An "affiliated transaction" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a shareholder. In general, an "interested shareholder" is a person who, together with affiliates and associates, owns 10% or more of the corporation's voting shares.

     We are also subject to the "Control Share Acquisition" provisions of the Florida Business Corporation Act. In general, under such provisions, "control shares" of a publicly held Florida corporation acquired in a "control share acquisition," with certain exceptions, have no voting rights unless such rights are granted pursuant to a vote of the holders of a majority of the corporation's voting securities excluding all "interested shares." "Control shares" are shares that, when added to all other shares which a person owns or has the power to vote, would give that person any of the following grants of voting power: (i) one-fifth or more but less than one-third of the voting power; (ii) one-third or more but less than a majority of the voting power; and (iii) more than a majority of the voting power. A "control share acquisition" is the acquisition of ownership of, or the power to vote, outstanding control shares. "Interested shares" include shares held by the person attempting to effect the control share acquisition, and shares held by employee-directors or officers of the corporation. A corporation may elect not to be subject to the "Control Share Acquisition" provisions by amendment to its articles or by-laws.

     The provisions described above are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors. The provisions are also meant to discourage transactions that may involve a change of control of Orius. These provisions are intended to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our restated articles of incorporation limits the liability of directors to the fullest extent permitted by the Florida Business Corporation Act. In addition, our restated articles of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of the offering and expect to enter into a similar agreement with any new directors or executive officers.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

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

                          DESCRIPTION OF INDEBTEDNESS

NEW SENIOR CREDIT FACILITY

     General. In connection with the closing of this offering, we intend to enter into a new senior credit facility with certain of our existing lenders and new lenders, a portion of the proceeds of which will be used to repay the amounts outstanding under our existing senior credit facility. Bankers Trust Company has issued to us a commitment letter wherein it agreed, subject to the conditions set forth therein, to provide us with a new senior credit facility providing for aggregate borrowings of approximately $285.0 million. The senior credit facilities will consist of the following:

     - $135.0 million tranche A term loan,

     - $50.0 million tranche B term loan, and

     - $100.0 million revolving credit facility to be used for permitted acquisition loans and for working capital purposes, with sublimits of $75.0 million for acquisition loans and $50.0 million for working capital loans and a maximum of $100.0 million in borrowings at any one time.

     Interest. Amounts outstanding under the senior credit facilities bear interest, at our option, at a rate per annum equal to either (1) the base rate or (2) the eurodollar rate, as determined by Bankers Trust Company, in each case plus an additional margin. The base rate is the higher of (x) the rate announced from time to time by Bankers Trust Company as its prime lending rate, and (y) the overnight federal funds rate plus 0.5%. The additional margin for each loan is as follows:

                                         REVOLVING LOAN   A TERM LOAN   B TERM LOAN
                                         --------------   -----------   -----------
Base Rate Margin.......................       1.00%          1.00%         1.75%
Eurodollar Margin......................       2.00%          2.00%         2.75%

     The additional margin on the A term loan and revolving loans will be subject to step-downs (beginning six months after the closing date) based on us meeting certain leverage ratios.

     Maturity. Borrowings under the revolving credit facility will be due five years after the closing date and may be borrowed, repaid and reborrowed prior to maturity. Borrowings under the tranche A term loan will be due five years after the closing date and borrowings under the tranche B term loan will be due six years after the closing date. Borrowings under the tranche A and tranche B term loans may not be reborrowed after the closing date. The tranche A and tranche B term loans will be repaid pursuant to the following annual amortization schedule:

                                     AMORTIZATION
                       -----------------------------------------
YEAR                   TRANCHE A TERM LOAN   TRANCHE B TERM LOAN
----                   -------------------   -------------------
1....................      $13,500,000           $ 1,250,000
2....................       20,250,000              2,500,00
3....................       27,000,000             5,000,000
4....................       33,750,000             7,500,000
5....................       40,500,000            10,000,000
6....................               --            23,750,000

     Security and Guarantees. Our new senior credit facility will be secured by a first priority security interest in substantially all of our existing and after-acquired tangible and intangible assets, including, without limitation, receivables, contract rights, securities, intellectual property, inventory, equipment, real estate and all stock and promissory notes, with the exception that no more than 65% of the voting stock of any of our foreign subsidiaries shall be pledged. All of our obligations under the senior credit facility will be fully and unconditionally guaranteed by all of our present and future domestic subsidiaries and by Orius Corp.

     Covenants. Our new senior credit facility will require us to meet certain financial tests, including, without limitation, minimum net worth, maximum leverage ratio, minimum interest coverage ratio and maximum capital expenditure tests. In addition, borrowings under the acquisition facility are subject to additional debt incurrence tests. The new senior credit facility will contain certain covenants, including the following:

        - restrictions on indebtedness;

        - restrictions on mergers, consolidations and some types of acquisitions and asset sales;

        - restrictions on dividends and stock repurchases; and

        - restrictions on the types of businesses in which we can engage.

     Events of Default. The new senior credit facility will contain customary events of default, including, without limitation:

        - payment defaults;

        - breaches of representations and warranties;

        - covenant defaults;

        - cross-defaults to certain other indebtedness, including the Notes;

        - certain events of bankruptcy and insolvency;

        - the failure of any guaranty or security document supporting the senior credit facilities to be in full force and effect; and

        - a change of control of Orius Corp.

SENIOR SUBORDINATED NOTES

     The senior subordinated notes were issued pursuant to an indenture, dated as of February 9, 2000, by and among NATG Holdings, LLC and Orius Capital Corp., as issuers, each of our other subsidiaries, as guarantors, Orius Corp., as the parent guarantor, and United States Trust Company of New York, as trustee. The senior subordinated notes are limited in aggregate principal amount to $300.0 million and will mature on February 1, 2010. There is an aggregate of $150.0 million of senior subordinated notes outstanding. Interest on the senior subordinated notes accrues at the rate of 12% per annum and is payable semiannually in cash. The senior subordinated notes are not entitled to the benefit of any mandatory sinking fund. The senior subordinated notes are general obligations of the issuers and are subordinated in right of payment to all of the issuers' current and future senior debt. The subordinated notes rank pari passu in right of payment with all other senior unsecured obligations of the issuers.

     The senior subordinated notes are redeemable, at our option, in whole at any time or in part from time to time, on and after February 1, 2005 at the following redemption prices, expressed as percentages of the principal amount of the notes, if redeemed during the twelve-month period beginning on February 1 of the year set forth below, plus, in each case, accrued interest to the date of redemption:

YEAR                                                        PERCENTAGE
----                                                        ----------
2005.....................................................    106.375%
2006.....................................................    104.250%
2007.....................................................    102.125%
2008 and thereafter......................................    100.000%

     At any time, or from time to time, on or prior to February 3, 2003, we may, at our option, use the net cash proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of the senior subordinated notes at a redemption price equal to 112.75% of the principal amount of the notes plus accrued and unpaid interest on the notes, if any, to the date of redemption, provided that at least $97.5 million aggregate principal amount of senior subordinated notes remains outstanding immediately after the redemption.

     The indenture provides that, upon the occurrence of a change of control, each holder will have the right to require that we purchase all or a portion of the senior subordinated notes, at a purchase price equal to 101% of the principal amount of the notes plus accrued interest on the notes to the date of purchase. After this offering, a "change of control" will be deemed to occur upon:

     - any sale, lease or transfer of all or substantially all of the assets of NATG Holdings, LLC and its subsidiaries, taken as a whole, to any person or group, as that term is used in Section 13(d)(3) of the Exchange Act;

     - the liquidation or dissolution of Orius Corp. or of either of the issuers;

     - any person or group, as that term is used in Section 13(d)(3) of the Exchange Act, other than Willis Stein & Partners and its affiliates becomes the owner, directly or indirectly, of shares representing more than 35% of our outstanding voting securities if the percentage of voting securities beneficially owned by Willis Stein and its affiliates is less than the percentage owned or acquired by that person or group;

     - the replacement of a majority of the directors on our board over a two-year period from the directors who constituted our board of directors at the beginning of that period, if the replacement has not been approved by a vote of at least a majority of our board of directors then still in office who either were members of the board of directors at the beginning of that period or whose election as a member of the board of directors was previously so approved; or

     - Orius Corp. ceases to beneficially own and have the exclusive power to vote with respect to all of the issued and outstanding capital stock of NATG Holdings, LLC free and clear of all liens other than liens arising under our senior credit facility.

     The following events are defined in the indenture as "events of default":

     - the failure to pay interest on any senior subordinated notes if the default continues for a period of 30 days;

     -       the failure to pay the principal on any senior subordinated notes;

     - a default in the observance or performance of any other covenant or agreement contained in the indenture which default continues for a period of 30 days after we receive written notice specifying the default;

     - the failure to pay at final stated maturity the principal amount of any of our indebtedness or any restricted subsidiary of ours if the failure continues for a period of 20 days or more, if the aggregate principal amount of the indebtedness, together with the principal amount of any other indebtedness that is in default for failure to pay principal at final maturity or that has been accelerated, aggregates $10.0 million or more at any time;

     - one or more judgments in an aggregate amount in excess of $10.0 million have been rendered against NATG Holdings or any of its significant subsidiaries and these judgments remain undischarged, unpaid or unstayed for a period of 60 days after the judgment or judgments become final and non-appealable;

     - except as permitted by the indenture, our guarantee of the notes or the guarantee of any of our significant subsidiaries is held in any judicial proceeding to be unenforceable, invalid or ceases for any reason to be in full force and effect or if we or any of the subsidiary guarantors denies or disaffirms its obligations under its guarantee of the notes; and

     - events of bankruptcy affecting us or any of our significant subsidiaries.

     The indenture contains covenants for the benefit of the holders of the senior subordinated notes that, among other things, limit the ability of the issuers and any of their restricted subsidiaries to:

     -       enter into transactions with affiliates;

     -       pay dividends or make other restricted payments;

     -       consummate asset sales;

     - incur indebtedness that is senior in right of payment to the senior subordinated notes;

     -       incur liens;

     - impose restrictions on the ability of a subsidiary to pay dividends or make payments to us and our subsidiaries;

     -       merge or consolidate with any other person; or

     - sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

     The foregoing summary of the material provisions of our senior credit facility and the indenture is qualified in its entirety by reference to all of the provisions of the senior credit facility and the indenture, respectively, previously filed with the SEC. See "Where You Can Find More Information."

JUNIOR SUBORDINATED NOTES

     As of June 30, 2000, there was an aggregate of $150.7 million of our junior subordinated notes outstanding. The LISN acquisition resulted in each of our shareholders owning common stock, series C preferred stock and junior subordinated notes with fair values representing approximately 9%-54%-37%, respectively, of the aggregate fair market value of those securities at that time. Our obligations under the junior subordinated notes are subordinated to all of our senior debt, including our guarantee in respect of our senior credit facilities and the senior subordinated notes.

     The junior subordinated notes bear interest at a rate of 12.0% per annum. The junior subordinated notes currently provide that a maximum of 40% of this interest is payable in cash beginning on January 15, 2001 and that the remainder of this interest is deferred and accrues as additional principal. Following the completion of this offering, the junior subordinated notes will be amended to provide that we may pay up to 100% of the interest on the notes in cash, at our option. In addition, after December 15, 2004, if at the end of any interest accrual period the amount of accrued and unpaid original issue discount exceeds an amount equal to the product of the issue price and the yield to maturity (the "Maximum Amount"), then interest will be paid so as to reduce the unpaid original issue discount to an amount less than the Maximum Amount. Cash interest can be paid by us only to the extent we have available funds and only so long as the payments are permitted under the terms of, among other things, our senior credit facility and the senior subordinated notes.

     The junior subordinated notes become due and payable on the later of (1) December 15, 2009 and (2) the first anniversary of the date on which the senior subordinated notes are repaid.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that these sales may occur, could adversely affect prevailing market prices.

SALE OF RESTRICTED SHARES

     Upon completion of this offering, we will have     shares of common stock
outstanding. In addition, upon the completion of this offering, shares of common stock are issuable upon the exercise of currently exercisable outstanding stock options. Of the shares outstanding after the offering, shares of common stock,
or     shares if the underwriters' over-allotment is exercised in full, are freely tradeable without restriction under the Securities Act, except for (1) any shares that may be held or acquired by an "affiliate" of our company, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below, and (2) shares that are subject to the restrictions on transfer contained in the lock-up agreements described in "Underwriting." An
aggregate of     shares of common stock held by our existing shareholders upon completion of the offering will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from registration, including among others, the exemptions provided by Rule 144 under the Securities Act.

     Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from us or the date they were acquired from an affiliate, then the holder of the restricted securities, including an affiliate, is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of:

     -       1% of the then outstanding shares of the common stock; or

     - the average weekly reported volume of trading of the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

The holder may only sell the shares through "brokers' transactions" or in transactions directly with a "market maker," as these terms are defined in Rule
144. Sales under Rule 144 are also subject to requirements regarding providing notice of the sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities in accordance with the volume limitations and other requirements but do not need to comply without the one-year holding period.

     Rule 144(k). Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from us or the date they were acquired from an affiliate, as applicable, a holder of the restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares in the public market without regard to the volume limitations and other restrictions described above.

     Rule 701. Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of options granted under our stock plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by shareholders other than our affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

OPTIONS

     We intend to file registration statements on Form S-8 under the Securities
Act to register approximately           million shares of common stock issuable
under our stock plans. These registration statements are expected to be filed within six months of the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described in "Underwriting."

REGISTRATION RIGHTS

     In connection with the LISN acquisition, we and each of our shareholders entered into an investor rights agreement which provides that Willis Stein & Partners may request, at any time, that all or any portion of its common stock
be registered with the SEC. Willis Stein & Partners will hold     shares of
common stock following this offering. In the event that Willis Stein & Partners makes a request for registration, the other parties to the investor agreement who hold common stock will be entitled to participate in the registration. We have also granted the parties to the investor agreement piggyback registration rights with respect to registrations by and we have agreed to pay all expenses relating to the piggyback registrations. The parties to the investor agreement
will hold an aggregate of     shares following the offering. Willis Stein &
Partners has agreed not to exercise its registration rights until 180 days following the date of this prospectus without the consent of Credit Suisse First Boston Corporation.

                   MATERIAL UNITED STATES TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock applicable to non-United States holders of our common stock. A "non-United States holder" is any holder that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term "United States person" means: (1) a citizen or resident of the United States for United States federal income tax purposes; (2) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States; (3) an estate the income of which is included in gross income for United States federal income tax purposes regardless of its source; or (4) a trust if its administration is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust. In the case of a partnership that holds our common stock, any partner described in any of (i) through (iv) above is also a United States person.

     This discussion is limited to non-United States holders who hold shares of common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code. Moreover, this discussion does not address all aspects of United States federal income and estate taxation that may be relevant in light of a non-United States holder's particular facts and circumstances, including being a U.S. expatriate, the tax consequences applicable to shareholders or beneficiaries of a non-United States holder, special tax rules that may apply to some non-United States holders, including banks, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting or special tax rules that may apply to a non-United States holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction," and, further, does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code, applicable Treasury regulations and administrative and judicial interpretations of the Internal Revenue Code, all as in effect as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect.

     We have not and will not seek a ruling from the Internal Revenue Service with respect to the United States federal income and estate tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth in this discussion.

DIVIDENDS

     We have never paid, and do not anticipate that we will pay, cash dividends on our common stock. If, however, we ever pay a cash dividend, any such dividend paid to a non-United States holder of common stock generally would be subject to United States withholding tax at the then-effective U.S. withholding tax rate, which is currently 30% of the gross amount of the dividend, or a lower rate as may be specified by an applicable tax treaty. To claim the benefit of a lower rate under an income tax treaty, a non-United States holder of common stock must properly file with the relevant paying agent payer an IRS Form W-8BEN, or other applicable form, claiming an exemption from or reduction in withholding under such tax treaty. Dividends received by a non-United States holder that (1) are effectively connected with a United States trade or business conducted by that non-United States holder, or (2) if a tax treaty applies, attributable to a permanent establishment or in the case of an individual, a "fixed base" in the United States, as provided in that treaty, which we refer to as U.S. trade or business income, would be exempt from the withholding tax, provided that such non-United States holder complies with applicable certification and disclosure requirements. However, any U.S. trade or business income, net of related deductions and credits would be taxed at the same graduated rates that apply to United States persons. Any U.S. trade or business income received by a non-United States holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as specified by an applicable income tax treaty.

  Information Reporting and Backup Withholding

     Dividends may be subject to backup withholding at the rate of 31% unless the non-United States holder certifies to required information as specified in United States Treasury Regulations applicable to withholding and information reporting. Currently, backup withholding does not apply to dividends paid to a non-United States holder at an address outside the United States. However, under final regulations regarding withholding and information reporting, which will generally be effective for payments made after December 31, 2000, dividends paid to a non-United States holder at an address outside of the United States may be subject to backup withholding unless such non-United States holder satisfies applicable certification requirements, or documentary evidence procedures, if applicable. Backup withholding, if applied, is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

     Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Under tax treaties or other agreements, the IRS may make those reports available to tax authorities in the recipient's country of residence.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-United States holder generally will not be subject to United States federal income tax on any gain recognized upon the sale or other disposition of its common stock unless: (1) that gain is U.S. trade or business income, (2) the non-United States holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met, or (3) we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or that non-United States holder's holding period of its common stock, as discussed below. An individual non-United States holder who falls under clause
(1) above will, unless an applicable treaty provides otherwise, be taxed on his or her net gain derived from the sale under same graduated U.S. federal income tax rates that apply to individuals who are U.S. citizens or residents. An individual non-United States holder who falls under clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses. A non-United States holder that is a foreign corporation falling under clause (1) above will be taxed on its gain under same corporate U.S. federal income tax rates that apply to U.S. corporations and may be subject to an additional branch profits tax at the rate of 30% or lower treaty rate, if applicable.

     We have determined that we are not and do not believe that we are likely to become a United States real property holding corporation for United States federal income tax purposes. However, no assurance can be provided that we will not become a United States real property holding corporation. If we were to become a United States real property holding corporation, gains realized by a non-United States holder which did not directly or indirectly own more than 5% of our common stock at any time during the shorter of a five-year period preceding the disposition or that holder's holding period generally would not be subject to United States federal income tax as a result of the status of our company as a United States real property holding corporation, provided that our common stock was regularly traded on an established securities market. Non-United States holders should consult their tax advisors concerning any U.S. tax consequences that may arise if we were to become a United States real property holding corporation.

  Information Reporting and Backup Withholding

     The payment of the proceeds of a sale of common stock to or through the United States office of a broker is currently subject to both information reporting and backup withholding at the rate of 31% unless the non-United States holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of proceeds of a disposition by a non-United States holder of common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding or information reporting. However, those payments will be subject to information reporting but not backup withholding if the broker is, for U.S. federal income tax purposes: (1) a United States person; (2) a "controlled foreign corporation" (3) a foreign person 50% or more of whose gross income for certain periods is effectively connected with a United States trade or business or (4) with respect to payments made after December 31, 2000, a foreign partnership, if at any time during its taxable year, one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its taxable year, the foreign partnership is engaged in a United States trade or business, unless the non-United States holder establishes an exemption as specified in the current or final United States Treasury Regulations regarding backup withholding and information reporting, as applicable. Backup withholding, if applied, is not an additional tax. Rather the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

     The final regulations regarding withholding and information reporting unify current certification procedures and forms and clarify reliance standards. Except as noted above with respect to foreign brokers that are partnerships, the final regulations generally do not significantly alter the substantive withholding and information reporting requirements but do alter the procedures for claiming the benefits of an income tax treaty and change the certification procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-United States holders should consult their own tax advisors regarding the effect, if any, of the final regulations on their particular situations.

ESTATE TAX

     Common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States for federal estate tax purposes will be included in that individual's estate for United States federal tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore, may be subject to United States federal estate tax.

     THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON STOCK BY NON-UNITED STATES HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement, dated September   , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Deutsche Bank Securities, Inc., First Union Securities, Inc. and SunTrust Equitable Securities Corporation are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities, Inc. .............................
First Union Securities, Inc. ...............................
SunTrust Equitable Securities Corporation...................
                                                              --------
     Total..................................................
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $          per share.
The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay:

                                                    PER SHARE                           TOTAL
                                         -------------------------------   -------------------------------
                                            WITHOUT            WITH           WITHOUT            WITH
                                         OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                         --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  paid by us...........................     $                $                $                $
Expenses payable by us.................     $                $                $                $

     We intend to use more than 10% of the net proceeds of the sale of our common stock to repay indebtedness under our existing senior credit facilities owed by us to banking affiliates of certain of the underwriters. Accordingly, the offering is being made in compliance with the requirements of Rule 2701(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of our common stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the stock may not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Credit Suisse First Boston Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. Credit Suisse First Boston Corporation will be paid a fee of $10,000 for its services as qualified independent underwriter. The initial public offering price of shares of our common stock is no higher than the price recommended by Credit Suisse First Boston Corporation.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date hereof, stock option grants or stock sales under existing equity incentive plans or the issuance by us of shares of common stock as consideration for the purchase by us of any business or assets to parties that agree to be bound by the restrictions described in the next paragraph.

     Our officers and directors and substantially all of the holders of our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any of these transactions, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     The underwriters have reserved for sale, at the initial public offering
price up to           shares of common stock for employees, directors and other
persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "ORIS."

     Prior to this offering, there has been no public market for our common stock. The initial public offering price for the common stock will be negotiated among us and the representatives. Among the principal factors to be considered in determining the initial public offering price will be:

     -       market conditions for initial public offerings;

     -       the history of and prospects for our business;

     -       our past and present operations;

     -       our past and present earnings and current financial position;

     -       an assessment of our management;

     - the market of securities of companies in businesses similar to ours; and

     -       the general condition of the securities markets.

     There can be no assurance that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market will develop and continue after the offering.

     Credit Suisse First Boston Corporation, Deutsche Bank Securities, Inc., First Union Securities, Inc. and Sun Trust Equitable Securities Corporation and their respective affiliates have performed and expect to continue to perform financial advisory and investment and commercial banking services for us for which they have received and will receive customary compensation. In addition, Deutsche Bank Securities, Inc. was one of the initial purchasers in the offering of our senior subordinated notes and DB Capital Investors

L.P., an affiliate of Deutsche Bank Securities, Inc., owns 4,656.6 shares of our series C preferred stock and 588,550 shares of our common stock.

     Concurrently with the completion of this offering, we intend to refinance the borrowings under our senior credit facility and enter into a new credit facility to meet our working capital and general corporate needs. Affiliates of certain of the underwriters are lenders under our existing senior credit facility and are expected to be lenders under our new senior credit facility.

     We are currently in compliance with the terms of our existing senior credit facilities. The decision of underwriters to distribute our common stock was made independent of the banking affiliates of certain of the underwriters who are lenders under our existing senior credit facilities and DB Capital Investors L.P. that owns shares of our common stock, which entities had no involvement in determining whether or when to distribute our common stock under this offering or the terms of this offering. The underwriters will not receive any benefit from this offering other than their respective portion of the underwriting fee as paid by us.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option -- a naked short position -- that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic form will be available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, the purchaser is purchasing as principal and not as agent, and

     -       the purchaser has reviewed the text above under "Resale
             Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors for the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Akerman, Senterfitt & Eidson, P.A., Fort Lauderdale, Florida and Kirkland & Ellis, a partnership that includes professional corporations, Chicago, Illinois, will pass upon certain other legal matters for us. Some partners of Kirkland & Ellis, through an investment company, have a limited partnership interest in Willis Stein & Partners II, L.P. These partners do not have the power to vote or dispose of the shares owned by Willis Stein & Partners. Kirkland & Ellis has from time to time represented, and may continue to represent Willis Stein & Partners and some of its affiliates, including our company, in connection with various legal matters. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will pass upon certain legal matters for the underwriters.

                                    EXPERTS

     The consolidated financial statements of Orius Corp. and subsidiaries (formerly LISN Holdings, Inc.) as of December 31, 1999 and 1998 and for each of the three years ended December 31, 1999 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Orius Corp. and subsidiaries (formerly NATG Holdings Inc.) as of December 14, 1999 and December 31, 1998 and for the period ended December 14, 1999 and the year ended December 31, 1998 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Channel Communications, Inc., f/k/a Kenya Corp., as of December 31, 1997 and for the year then ended included in this prospectus have been included in reliance on the report of Williams Young, LLC, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of U.S. Cable, Inc. as of September 30, 1997 and June 30, 1998 and for the year ended September 30, 1997 and the nine months ended June 30, 1998 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of CATV Subscriber Services, Inc. and its subsidiary as of December 31, 1997 and August 31, 1998 and for the year ended December 31, 1997 and the eight months ended August 31, 1998 included in this prospectus have been included in reliance of the report of PricewaterhouseCoopers LLP, independent accountants, given the authority of said firm as experts in auditing and accounting.

     The financial statements of DAS-CO of Idaho, Inc. as of February 26, 1999 and for the period ended February 26, 1999 included in this prospectus have been included in reliance of the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of DAS-CO of Idaho, Inc. as of December 31, 1998 and for each of two years in the period ended December 31, 1998 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Schatz Underground Cable, Inc. as of December 31, 1998 and for each of the two years in the period ended December 31, 1998 included in this prospectus have been included in reliance on the report of Milhouse, Martz & Neal, L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Texel Corporation as of May 24, 1999 and for the period ended May 24, 1999 included in this prospectus have been included in reliance of the report of PricewaterhouseCoopers LLP, independent accountants, given the authority of said firm as experts in auditing and accounting.

     The financial statements of Texel Corporation as of December 31, 1997 and 1998 and for each of two years in the period ended December 31, 1998 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Hattech, Inc. as of December 31, 1999, December 31, 1998 and for each of the three years ended December 31, 1999 included in this prospectus have been included in reliance on the report of Offutt Childers & Putman, P.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Copenhagen Utilities & Construction Inc. as of December 31, 1997 and 1998 and February 26, 1999 and for the period January 1, 1999 through February 26, 1999, and for each of two years in the period ended December 31, 1998, included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are currently subject to the informational requirements of the Exchange Act, and in accordance therewith we are required to file periodic reports and other information with the SEC. The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

     We have filed with the SEC a registration statement on Form S-1 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) under the Securities Act, and the rules and regulations promulgated under the Securities Act, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement, parts of which are permitted to be omitted under the rules and regulations of the SEC. For further information with respect to us and the common stock offered by this prospectus, reference is made to the Registration Statement. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. For further information, please call the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this site is http://www.sec.gov.

     We intend to furnish our shareholders with annual reports containing financial statements audited by an independent accounting firm, and to make available quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                SUPPLEMENTAL UNAUDITED PRO FORMA FINANCIAL DATA

     Set forth below is supplemental unaudited pro forma financial data for the Acquired Companies. The supplemental unaudited pro forma financial data has been derived by the application of pro forma adjustments to the historical financial statements of each of the Acquired Companies. Orius acquired eight businesses in 1998, six in 1999 and completed the acquisition of Irwin in January 2000, the acquisitions of Fenix and Midwest Splicing in April 2000 and the acquisition of Hattech in May 2000.

     The supplemental unaudited pro forma financial data presented below is intended to give you additional information as to how the amounts set forth in the unaudited pro forma statement of income under the column "Acquired Companies" in the Unaudited Pro Forma Financial Statements were calculated. We obtained the pro forma statements of operations data by (1) combining the historical results of each of the Acquired Companies from the beginning of the period until their acquisition by Orius and (2) adjusting the combined historical results to reflect (a) the application of purchase accounting to the acquisitions, (b) the elimination of certain non-recurring expenses and adjustments reflecting different depreciation and amortization policies and (c) the financing transactions associated with the acquisitions. The Acquired Companies may have performed differently if they had been combined as of or on the dates presented. You should not rely on the supplemental unaudited pro forma data as being indicative of the historical results that we would have had or the future results that we will experience.

     You should read this supplemental unaudited pro forma financial data in conjunction with the information contained in "Unaudited Pro Forma Financial Statements," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes appearing elsewhere in this prospectus.

               SUPPLEMENTAL UNAUDITED PRO FORMA FINANCIAL DATA(1)

                         SIX MONTHS ENDED JUNE 30, 2000
                             (DOLLARS IN THOUSANDS)

                                     IRWIN    FENIX    MIDWEST   HATTECH   ADJUSTMENTS    PRO FORMA
                                     -----    -----    -------   -------   -----------    ---------
Revenues...........................  $1,475   $3,849   $3,070    $11,239     $    --       $19,633
Expenses:
  Direct costs.....................   1,092    2,447    1,903      7,423        (213)(2)    12,652
  General and administrative.......     195      411      555      3,798        (142)(3)     4,817
  Depreciation and amortization....      58       87       76        152         389(4)        762
                                     ------   ------   ------    -------     -------       -------
Total expenses.....................   1,345    2,945    2,534     11,373          34        18,231
Income from operations.............     130      904      536       (134)        (34)        1,402
Other (income) expense:
  Interest expense, net............       3        2       (9)       175       1,499(5)      1,670
  Other (income) expense...........      (8)      --       --         --          --            (8)
                                     ------   ------   ------    -------     -------       -------
Income before income tax
  provision........................     135      902      545       (309)     (1,533)         (260)
Provision for income taxes.........     361       --       --                     --           361
                                     ------   ------   ------    -------     -------       -------
Income (loss)......................  $ (226)  $  902   $  545    $  (309)    $(1,533)      $  (621)
                                     ======   ======   ======    =======     =======       =======

            NOTES TO SUPPLEMENTAL UNAUDITED PRO FORMA FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

(1) Results for the six months ended June 30, 2000 represent the results of the Acquired Companies purchased in the related period prior to their date of acquisition.

(2) The acquisition adjustments to direct costs reflect a one-time bonus paid by Midwest Splicing in connection with the sale of the business.

(3) The acquisition adjustments to general and administrative expenses consist of the following:

                                                                   SIX MONTHS ENDED
                                                                    JUNE 30, 2000
                                                                   ----------------
    Owner's compensation(i).....................................        $(157)
    Rent expense(ii)............................................           15
                                                                        -----
                                                                        $(142)
                                                                        =====

     (i) Reflects the decrease resulting from differentials between the compensation levels of former owners of the Acquired Companies and the terms of their employment agreements with Orius. After the acquisition of the Acquired Companies, the duties and responsibilities of the owners who remained employed with Orius have not and will not change, and additional costs have not and are not expected to be incurred related to their efforts. Also reflects the elimination of compensation expense associated with the distribution of excess cash balances to the former owners of the Acquired Companies immediately prior to their dates of acquisition.

    (ii) Reflects the rent expense resulting from our current lease terms as compared to lease terms entered into by former owners. In addition, reflects the increase in rent expense and the corresponding decrease in real estate tax expense resulting from our leasing rather than owning certain related facilities which were not, and in the case of Irwin will not be, purchased from the former owners of the Acquired Companies.

(4) Depreciation has been derived utilizing the property, plant and equipment values of each of the Acquired Companies at the time of their acquisition, rather than utilizing values of property, plant and equipment actually held by each of the Acquired Companies in the period presented. Reflects the impact on depreciation resulting from (1) the application of Orius' depreciation policy rather than those of the former owners of the Acquired Companies and (2) any decrease in depreciation resulting from leasing rather than owning certain related facilities.

    The acquisition adjustments to depreciation and amortization expense consist of the following:

                                                              SIX MONTHS ENDED
                                                               JUNE 30, 2000
                                                              ----------------
Depreciation resulting from change in depreciable lives:
  Pro forma depreciation using Orius depreciation
    policies(i).............................................         204
  Less historical depreciation of acquired companies(ii)....        (373)
                                                                    ----
                                                                    (169)
Depreciation resulting from write up of fixed assets(iii)...          45
Amortization of goodwill(iv)................................         513
                                                                    ----
                                                                     389
                                                                    ====

                                                                                       (II)
                                                                      (I)         ELIMINATION OF
                                                                   PRO FORMA        HISTORICAL
                               ENTITY                             DEPRECIATION     DEPRECIATION     ADJUSTMENT
                               ------                             ------------    --------------    ----------
    Irwin.......................................................       34               (58)            (24)
    Fenix.......................................................       57               (87)            (30)
    Midwest.....................................................       30               (76)            (46)
    Hattech.....................................................       83              (152)            (69)
                                                                      ---              ----            ----
                                                                      204              (373)           (169)

                                                                                           (III)
                                                                                   PRO FORMA AMORTIZATION
                                                                                   BASED ON 5 YR AVERAGE
                               ENTITY                             PP&E WRITE UP       LIFE OF WRITE UP
                               ------                             -------------    ----------------------
    Fenix.......................................................       900                   45

                                                                                  (IV)
                                                                  PRO FORMA    PRO FORMA
                               ENTITY                             GOODWILL     ADJUSTMENT
                               ------                             ---------    ----------
    Irwin.......................................................   12,250          41
    Fenix.......................................................   14,164         142
    Midwest.....................................................    8,105          95
    Hattech.....................................................   23,514         235
                                                                                  ---
                                                                                  513

(5) Represents interest of $1,355 on amounts drawn on the revolving credit facility to fund the Fenix and Hattech acquisitions using an assumed interest rate of 9.08% and interest of $144 on the junior subordinated notes issued in connection with the acquisitions of Irwin, Fenix, Midwest and Hattech using an assumed interest rate of 12%.

                          ORIUS CORP. AND SUBSIDIARIES

               SUPPLEMENTAL UNAUDITED PRO FORMA FINANCIAL DATA(1)
                         SIX MONTHS ENDED JUNE 30, 1999
                             (DOLLARS IN THOUSANDS)

                                                         NETWORK
                          DAS-CO   SCHATZ   COPENHAGEN   CABLING     TEXEL     IRWIN    FENIX    MIDWEST   HATTECH   ADJUSTMENTS
                          ------   ------   ----------   --------   -------   -------   ------   -------   -------   -----------
Revenues................  $3,660   $5,127     $3,877      $3,520    $10,363   $10,492   $6,511   $4,504    $14,214     $    --
Expenses
 Direct costs...........  1,910    3,847       2,783       2,851      7,462     8,273    5,654    2,358     9,400           --
 General and
   administrative.......    369    1,006         330         313        635     1,489      578    1,322     3,832       (2,953)(2)
 Depreciation and
   amortization.........    121      317         160          48         72       260       28      220       158          713(3)
                          ------   ------     ------      ------    -------   -------   ------   ------    -------     -------
       Total expenses...  2,400    5,170       3,273       3,212      8,169    10,022    6,260    3,900    13,390       (2,240)
Income from
 operations.............  1,260      (43)        604         308      2,194       470      251      604       824        2,240
Other (income) expense
 Interest expense,
   net..................     (2)      (4)        (10)         31        (43)       50       32       41       601        2,089(4)
 Other (income)
   expense..............     (1)      --          --           1        (18)       13       (4)      (4)       --           --
                          ------   ------     ------      ------    -------   -------   ------   ------    -------     -------
Income before income
 tax provision and
 extraordinary charge...  1,263      (39)        614         276      2,255       407      223      567       223          151
Provision for income
 taxes..................     17       --          --         172         61                         382        54        2,528(5)
                          ------   ------     ------      ------    -------   -------   ------   ------    -------     -------
Income before
 extraordinary charge...  $1,246   $ (39)     $  614      $  104    $ 2,194   $   407   $  223   $  185    $  169      $(2,377)
                          ======   ======     ======      ======    =======   =======   ======   ======    =======     =======


                          PRO FORMA
                          ---------
Revenues................   $62,268
Expenses
 Direct costs...........    44,538
 General and
   administrative.......     6,921
 Depreciation and
   amortization.........     2,097
                           -------
       Total expenses...    53,556
Income from
 operations.............     8,712
Other (income) expense
 Interest expense,
   net..................     2,785
 Other (income)
   expense..............       (13)
                           -------
Income before income
 tax provision and
 extraordinary charge...     5,940
Provision for income
 taxes..................     3,214
                           -------
Income before
 extraordinary charge...   $ 2,726
                           =======

                          ORIUS CORP. AND SUBSIDIARIES

            NOTES TO UNAUDITED PRO FORMA SUPPLEMENTAL FINANCIAL DATA
                         SIX MONTHS ENDED JUNE 30, 1999
                             (AMOUNTS IN THOUSANDS)

(1) Results for the six months ended June 30, 1999 represent the results of the Acquired Companies purchased in the related period prior to their date of acquisition.

(2) The acquisition adjustments to general and administrative expenses consist of the following:

                                                               SIX MONTHS
                                                                  ENDED
                                                              JUNE 30, 1999
                                                              -------------
Owner's Compensation(i).....................................     $(2,959)
Rent Expense(ii)............................................           6
                                                                 -------
                                                                 $(2,953)
                                                                 =======

---------------

     (i) Reflects the decrease resulting from differentials between the compensation levels of former owners of the Acquired Companies and the terms of their employment agreements with Orius. After the acquisition of the Acquired Companies, the duties and responsibilities of the owners who remained employed with Orius have not and will not change, and additional costs have not and are not expected to be incurred related to their efforts. Also reflects the elimination of compensation expense associated with the distribution of excess cash balances to the former owners of the Acquired Companies immediately prior to their dates of acquisition.

     (ii) Reflects the rent expense resulting from our current lease terms as compared to lease terms entered into by former owners. In addition, reflects the increase in rent expense and the corresponding decrease in real estate tax expense resulting from our leasing rather than owning certain related facilities which were not, and in the case of Irwin will not be, purchased from the former owners of the Acquired Companies.

(3) Depreciation has been derived utilizing the property, plant and equipment values of each of the Acquired Companies at the time of their acquisition, rather than utilizing values of property, plant and equipment actually held by each of the acquired companies in the period presented. Reflects the impact on depreciation resulting from (1) the application of Orius' depreciation policy rather than those of the former owners of the Acquired Companies and (2) any decrease in depreciation resulting from leasing rather than owning certain related facilities.

(4) Represents interest of $1,907 on amounts drawn on the revolving credit facility to fund the Fenix and Hattech acquisitions using an assumed interest rate of 9.08% and interest of $162 on the junior subordinated notes issued in connection with the acquisitions of Fenix, Midwest and Hattech using an assumed interest rate of 12%.

(5) Reflects the income tax rate that would have been in effect if the Acquired Companies had been combined and subject to a federal statutory rate of 35% and the applicable state statutory rate for each of the acquired businesses throughout the period presented.

                          ORIUS CORP. AND SUBSIDIARIES

               SUPPLEMENTAL UNAUDITED PRO FORMA FINANCIAL DATA(1)

                          YEAR ENDED DECEMBER 31, 1999
                             (DOLLARS IN THOUSANDS)

                                                              NETWORK
                               DAS-CO   SCHATZ   COPENHAGEN   CABLING    TEXEL     IRWIN     FENIX    MIDWEST   HATTECH
                               ------   ------   ----------   -------    -----     -----     -----    -------   -------
Revenues.....................  $3,660   $5,127     $3,877     $3,520    $10,363   $19,180   $15,426   $12,340   $31,847
Expenses:
 Direct costs................  1,910    3,847       2,783      2,851      7,462    13,096     9,272    6,285    20,026
 General and
   administrative............    369    1,006         330        313        635     3,874     4,402    1,724    10,622
 Depreciation and
   amortization..............    121      317         160         48         72       628       245      274       275
                               ------   ------     ------     ------    -------   -------   -------   -------   -------
Total expenses...............  2,400    5,170       3,273      3,212      8,169    17,598    13,919    8,283    30,923
Income from operations.......  1,260      (43)        604        308      2,194     1,582     1,507    4,057       924
Other (income) expense:
 Interest expense, net.......     (2)      (4)        (10)        31        (43)       34        75       41       186
 Other (income) expense......     (1)      --          --          1        (18)                (12)      (6)      (10)
                               ------   ------     ------     ------    -------   -------   -------   -------   -------
Income before income tax
 provision...................  1,263      (39)        614        276      2,255     1,548     1,444    4,022       748
Provision for income taxes...     17       --          --        172         61       (34)      100      185
                               ------   ------     ------     ------    -------   -------   -------   -------   -------
Net income (loss)............  $1,246   $ (39)     $  614     $  104    $ 2,194   $ 1,582   $ 1,344   $3,837    $  748
                               ======   ======     ======     ======    =======   =======   =======   =======   =======


                               ADJUSTMENTS   PRO FORMA
                               -----------   ---------
Revenues.....................    $    --     $105,340
Expenses:
 Direct costs................         --       67,532
 General and
   administrative............     (5,992)(2)   17,283
 Depreciation and
   amortization..............        (11)(3)    2,129
                                 -------     --------
Total expenses...............     (6,003)      86,944
Income from operations.......      6,003       18,396
Other (income) expense:
 Interest expense, net.......      4,354(4)     4,662
 Other (income) expense......         --          (46)
                                 -------     --------
Income before income tax
 provision...................      1,649       13,780
Provision for income taxes...      5,007(5)     5,508
                                 -------     --------
Net income (loss)............    $(3,358)    $  8,272
                                 =======     ========

            NOTES TO SUPPLEMENTAL UNAUDITED PRO FORMA FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

(1) Results for the year ended December 31, 1999 represent the results of the Acquired Companies purchased in the related period prior to their date of acquisition.

(2) The acquisition adjustments to general and administrative expenses consist of the following:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       1999
                                                                   ------------
    Owner's compensation(i).....................................     $(6,174)
    Rent expense(ii)............................................         182
                                                                     -------
                                                                     $(5,992)
                                                                     =======

     (i) Reflects the decrease resulting from differentials between the compensation levels of former owners of the Acquired Companies and the terms of their employment agreements with Orius. After the acquisition of the Acquired Companies, the duties and responsibilities of the owners who remained employed with Orius have not and will not change, and additional costs have not and are not expected to be incurred related to their efforts. Also reflects the elimination of compensation expense associated with the distribution of excess cash balances to the former owners of the Acquired Companies immediately prior to their dates of acquisition.

    (ii) Reflects the rent expense resulting from our current lease terms as compared to lease terms entered into by former owners. In addition, reflects the increase in rent expense and the corresponding decrease in real estate tax expense resulting from our leasing rather than owning certain related facilities which were not, and in the case of Irwin will not be, purchased from the former owners of the Acquired Companies.

(3) Depreciation has been derived utilizing the property, plant and equipment values of each of the Acquired Companies at the time of their acquisition, rather than utilizing values of property, plant and equipment actually held by each of the Acquired Companies in the period presented. Reflects the impact on depreciation resulting from (1) the application of Orius' depreciation policy rather than those of the former owners of the Acquired Companies and (2) any decrease in depreciation resulting from leasing rather than owning certain related facilities. In addition, reflects the change in depreciation resulting from the write-up of property, plant and equipment to fair value arising from purchase accounting.

    The acquisition adjustments to depreciation expense consist of the following:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1999
                                                                    ------------
    Depreciation resulting from change in depreciable lives:
      Pro forma depreciation using Orius depreciation
        policies(i).............................................      $ 1,603
      Less historical depreciation of acquired companies(ii)....       (2,096)
                                                                      -------
                                                                         (493)
    Depreciation resulting from write up of fixed assets(iii)...          482
                                                                      -------
                                                                      $   (11)
                                                                      =======

                                                                                       (II)
                                                                      (I)         ELIMINATION OF
                                                                   PRO FORMA        HISTORICAL
                               ENTITY                             DEPRECIATION     DEPRECIATION     ADJUSTMENT
                               ------                             ------------    --------------    ----------
    NCS.........................................................        14               (48)           (34)
    Schatz......................................................       228              (317)           (89)
    Copenhagen..................................................       206              (160)            46
    DAS-CO......................................................       161              (121)            40
    Texel.......................................................        40               (72)           (32)
    Irwin.......................................................       413              (628)          (215)
    Fenix.......................................................       200              (245)           (45)
    Midwest.....................................................       136              (230)           (94)
    Hattech.....................................................       205              (275)           (70)
                                                                     -----            ------           ----
                                                                     1,603            (2,096)          (493)

                                                                          (III)
                                                                  PRO FORMA AMORTIZATION
                                                                  BASED ON 5 YR AVERAGE
                               ENTITY                                LIFE OF WRITE UP
                               ------                             ----------------------
    Schatz......................................................            36
    Copenhagen..................................................           144
    DAS-CO......................................................            62
    Fenix.......................................................           240
                                                                           ---
                                                                           482

(4) Represents interest of $3,814 on amounts drawn on the revolving credit facility to fund the Fenix and Hattech acquisitions using an assumed interest rate of 9.08% and interest of $540 on the junior subordinated notes issued in connection with the acquisitions of Irwin, Fenix and Midwest using an assumed interest rate of 12%.

(5) Reflects the income tax rate that would have been in effect if the Acquired Companies had been combined and subject to a federal statutory rate of 35% and the applicable state statutory rate for each of the acquired businesses throughout the period presented.

                         INDEX TO FINANCIAL STATEMENTS

ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)
  Interim Financial Statements -- June 30, 2000 and 1999
  Consolidated Balance Sheets...............................    F-3
  Consolidated Statements of Income.........................    F-4
  Consolidated Statements of Cash Flow......................    F-5
  Notes to Consolidated Financial Statements................    F-6

ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)
  Financial Statements -- December 31, 1999, 1998 and 1997
  Report of Independent Accountants.........................   F-11
  Consolidated Balance Sheets...............................   F-12
  Consolidated Statements of Income.........................   F-13
  Consolidated Statements of Cash Flows.....................   F-14
  Consolidated Statements of Changes in Stockholders'
     Equity.................................................   F-16
  Notes to Consolidated Financial Statements................   F-17

ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)
  Financial Statements -- December 14, 1999, December 31,
     1998 and December 31, 1997
  Report of Independent Accountants.........................   F-31
  Consolidated Balance Sheets...............................   F-33
  Consolidated Statements of Income.........................   F-34
  Consolidated Statements of Cash Flows.....................   F-35
  Consolidated Statements of Changes in Stockholders'
     Equity.................................................   F-36
  Notes to Consolidated Financial Statements................   F-37

U.S. CABLE, INC.
  Financial Statements -- September 30, 1997 and June 30,
     1998
  Report of Independent Accountants.........................   F-50
  Balance Sheets............................................   F-51
  Statements of Operations..................................   F-52
  Statements of Cash Flows..................................   F-53
  Statements of Changes in Shareholders' Equity.............   F-54
  Notes to Financial Statements.............................   F-55

DAS-CO OF IDAHO, INC.
  Financial Statements -- December 31, 1997 and 1998 and
     February 26, 1999
  Report of Independent Accountants.........................   F-60
  Balance Sheet.............................................   F-62
  Statements of Income......................................   F-63
  Statements of Changes in Stockholders' Equity.............   F-64
  Statements of Cash Flows..................................   F-65
  Notes to Financial Statements.............................   F-66

SCHATZ UNDERGROUND CABLE, INC.
  Financial Statements -- December 31, 1998 and 1997
  Independent Auditor's Report..............................   F-69
  Balance Sheet.............................................   F-70
  Statement of Income and Retained Earnings.................   F-71
  Statement of Cash Flows...................................   F-72
  Notes to Financial Statements.............................   F-73

CATV SUBSCRIBER SERVICES, INC. AND ITS SUBSIDIARY
  Financial Statements -- December 31, 1997 and August 31,
     1998
  Report of Independent Accountants.........................   F-77
  Balance Sheets............................................   F-78
  Statements of Operations..................................   F-79
  Statements of Cash Flows..................................   F-80
  Statements of Changes in Shareholders' Equity.............   F-81
  Notes to Financial Statements.............................   F-82

TEXEL CORPORATION
  Financial Statements -- December 31, 1997 and 1998 and May
     24, 1999 and March 31, 1998 and 1999 unaudited
  Report of Independent Accountants.........................   F-87
  Balance Sheets............................................   F-89
  Statements of Operations..................................   F-90
  Statements of Cash Flows..................................   F-91
  Statements of Changes in Shareholders' Equity.............   F-92
  Notes to Financial Statements.............................   F-93

HATTECH, INC.
  Financial Statements -- December 31, 1999, 1998 and 1997
  Report of Independent Accountants.........................   F-97
  Balance Sheets............................................   F-98
  Statements of Income and Retained Earnings................   F-99
  Statements of Cash Flows..................................  F-100
  Notes to Financial Statements.............................  F-101

COPENHAGEN UTILITIES & CONSTRUCTION INC.
  Financial Statements -- December 31, 1997 and 1998 and
     February 26, 1999
  Report of Independent Accountants.........................  F-110
  Balance Sheets............................................  F-112
  Consolidated Statements of Operations.....................  F-113
  Statements of Cash Flows..................................  F-114
  Notes to Financial Statements.............................  F-115

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

                          CONSOLIDATED BALANCE SHEETS

                      JUNE 30, 2000 AND DECEMBER 31, 1999

                                                                  2000             1999
                                                              -------------    -------------
                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $          --    $  28,664,199
  Accounts receivable.......................................    158,427,789      128,780,860
  Costs and estimated earnings in excess of billings........     29,907,675       24,675,434
  Inventories...............................................     26,353,743       16,453,878
  Other current assets......................................        881,957        4,728,028
                                                              -------------    -------------
          Total current assets..............................    215,571,164      203,302,399
                                                              -------------    -------------
Property and equipment, net.................................     58,220,756       44,399,631
Goodwill, net...............................................    418,713,182      359,881,615
Other assets................................................     18,194,921       14,394,187
                                                              -------------    -------------
          Total assets......................................  $ 710,700,023    $ 621,977,832
                                                              =============    =============

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Borrowing under credit facility...........................  $  57,000,000    $          --
  Current portion of debt and leases........................     12,031,243        8,796,941
  Accounts payable -- trade.................................     34,808,300       29,640,803
  Accrued liabilities.......................................     40,775,106       34,050,765
  Payable to shareholder....................................             --       11,454,413
  Other current liabilities.................................     12,867,692        7,240,943
                                                              -------------    -------------
          Total current liabilities.........................    157,482,341       91,183,865
                                                              -------------    -------------
Long-term debt and leases...................................    521,934,804      458,069,425
Deferred tax liability......................................      5,643,962        5,609,352
                                                              -------------    -------------
                                                                685,061,107      554,862,642
                                                              -------------    -------------
Commitments and contingencies
Securities subject to put and call arrangements.............             --       54,946,000
Series C participating, redeemable preferred stock,
  200,000,000 authorized, 205,317 and 194,371 issued and
  outstanding at June 30, 2000 and December 31, 1999,
  respectively..............................................    241,246,473      199,019,074
Stockholders' equity (net capital deficiency):
  Common stock $.01 par value, 200,000,000 shares
     authorized.............................................        258,250          250,254
  Paid in capital...........................................     34,388,640       33,365,746
  Note due from stockholder.................................       (252,633)              --
  Retained deficit..........................................   (250,001,814)    (220,465,884)
                                                              -------------    -------------
          Total stockholders' equity (net capital
            deficiency).....................................   (215,607,557)    (186,849,884)
                                                              -------------    -------------
          Total liabilities and stockholders' equity (net
            capital deficiency).............................  $ 710,700,023    $ 621,977,832
                                                              =============    =============

  The accompanying notes are an integral part of these consolidated financial statements.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

                       CONSOLIDATED STATEMENTS OF INCOME

       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2000 AND 1999 (UNAUDITED)

                                                                  2000           1999
                                                              ------------    -----------
Revenues....................................................  $349,868,233    $60,197,910
Expenses:
  Direct costs..............................................   250,681,695     40,202,186
  General and administrative................................    37,028,933     11,717,592
  Depreciation and amortization.............................    13,760,478        174,374
                                                              ------------    -----------
          Total operating expenses..........................   301,471,106     52,094,152
                                                              ------------    -----------
Income from operations......................................    48,397,127      8,103,758
                                                              ------------    -----------
Other expense (income):
  Interest expense, net.....................................    30,903,961      1,372,246
  Other expense (income)....................................       (95,783)       (95,751)
                                                              ------------    -----------
          Total other expenses..............................    30,808,178      1,276,495
                                                              ------------    -----------
Income before provision for income taxes....................    17,588,949      6,827,263
                                                              ------------    -----------
  Provision for income taxes................................    10,297,878        651,268
                                                              ------------    -----------
Net income..................................................  $  7,291,071    $ 6,175,995
                                                              ============    ===========
Net income applicable to common shareholders:
  Net income as reported....................................  $  7,291,071    $ 6,175,995
  Accretion and dividends on Series C participating
     redeemable preferred stock.............................   (31,479,452)            --
                                                              ------------    -----------
Net (loss) income applicable to common shareholders.........  $(24,188,381)   $ 6,175,995
                                                              ============    ===========
Pro forma net income data:
  Net income as reported....................................  $  7,291,071    $ 6,175,995
  Pro forma adjustment to provision for income taxes........            --             --
                                                              ------------    -----------
  Pro forma net income......................................  $  7,291,071    $ 6,175,995
                                                              ============    ===========
  Earnings per share
     Basic and diluted......................................
  Net (loss) income available to common shareholders........  $      (0.95)   $      0.67

  The accompanying notes are an integral part of these consolidated financial statements.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

          FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999 (UNAUDITED)

                                                                  2000             1999
                                                              -------------    -------------
Operating activities:
Net income..................................................  $   7,291,071    $   6,175,995
Adjustments to reconcile net cash provided by (used in)
  operating activities:
  Depreciation and amortization.............................     13,760,478          174,374
  Changes in assets and liabilities
     Accounts receivable....................................    (25,315,688)     (11,897,049)
     Inventories............................................     (7,260,264)      (1,351,780)
     Other assets...........................................        417,416          (93,564)
     Accounts payable and accrued liabilities...............      8,846,591       (1,276,016)
     Other liabilities......................................      4,053,623               --
                                                              -------------    -------------
          Net cash provided by (used in) operating
            activities......................................      1,793,227       (5,716,008)
                                                              -------------    -------------
Investing activities:
  Capital expenditures......................................    (13,165,801)      (1,325,874)
  Acquisitions..............................................    (59,522,642)              --
                                                              -------------    -------------
          Net cash used in investing activities.............    (72,688,443)      (1,325,874)
                                                              -------------    -------------
Financing activities:
  Borrowings on debt facilities.............................    108,533,287               --
  Proceeds from issuance of long-term debt..................    150,000,000       75,000,000
  Distributions paid to stockholders........................    (11,454,413)      (6,141,864)
  Repayment of long-term debt...............................   (151,639,902)      (1,182,200)
  Amounts paid for deferred financing costs.................     (4,626,719)      (2,269,238)
  Retirement of Common Stock................................             --     (125,718,555)
  Issuance of Common Stock..................................    (48,581,236)      67,731,151
  Redemption of securities subject to put and call
     arrangements...........................................                              --
                                                              -------------    -------------
          Net cash provided by financing activities.........     42,231,017        7,419,294
                                                              -------------    -------------
Net decrease in cash and cash equivalents...................    (28,664,199)         377,412
Cash and cash equivalents at beginning of period............     28,664,199        2,788,838
                                                              -------------    -------------
Cash and cash equivalents at end of period..................  $          --    $   3,166,250
                                                              =============    =============

  The accompanying notes are an integral part of these consolidated financial statements.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION

OVERVIEW

     The interim consolidated financial statements of Orius Corp. ("Orius"), the successor to LISN Holdings, Inc. ("LISN"), and its subsidiaries (the "Company") as of June 30, 2000 and December 31, 1999 and for the period ended June 30, 2000 and 1999 include the accounts of Orius and its subsidiaries and in the opinion of management, includes all necessary adjustments, consisting of only normal recurring adjustments, to present fairly the consolidated financial position and results of operations of the Company for the periods presented. The accompanying unaudited consolidated financial statements have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes that the disclosures made are adequate to make the information presented not misleading. Accordingly, these unaudited consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and notes thereto included in this prospectus. Reported interim results of operations are based in part on estimates, and are not necessarily indicative of those expected for the year.

     The financial information as of and for the period ended June 30, 1999 represents the information of LISN, which was deemed the accounting acquirer in the December 15, 1999 business combination.

ORIUS/LISN TRANSACTION

     On December 15, 1999, Orius and LISN entered into a business combination in which the former stockholders of LISN acquired control of Orius and its subsidiaries. Accordingly, LISN is considered the acquiring corporation and corporate predecessor for accounting purposes. Also in connection with the transaction, the Company entered into a $275.0 loan and credit facility and a $100.0 million bridge loan that were utilized to pay off all the outstanding debt of the Company and LISN as of December 14, 1999 (the valuation date). The bridge loan and a portion of the loan and credit facility have been retired with the proceeds of a private placement of Senior Subordinated Debt in February 2000.

2. STOCK SPLIT

     On March 9, 2000, the Orius Board of Directors authorized a 10 for 1 stock split. All share amounts presented in these financial statements have been restated to reflect the split.

3. ORIUS/LISN TRANSACTION

     On December 15, 1999, LISN's former shareholders acquired control of Orius and its wholly-owned subsidiary, NATG, through the following steps:

     - Former LISN shareholders, members of management and certain co-investors invested an aggregate cash amount of $112.2 million in LISN immediately prior to the transaction. In exchange for this investment, a "strip" of Orius securities were issued comprised of $41.3 million of junior subordinated notes, $60.8 million of Series C redeemable preferred stock and $10.1 million of common stock.

     - Former LISN shareholders exchanged LISN common stock, preferred stock and junior subordinated notes for a similar strip of securities issued by Orius.

     - NATG borrowed $328.5 million under the new multi-tranche senior credit facilities and the senior subordinated term loan, and repaid approximately $256.1 million of LISN and Orius indebtedness.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

     - Convertible preferred stock, junior subordinated notes, warrants and a portion of the common stock of Orius were redeemed. This redemption included put and call arrangements with certain Orius security holders which will require payment of approximately $54.9 million and the issuance of additional strips of Orius securities in the first half of 2000.

     - Orius management rolled over approximately one-half of the value of their equity interests in Orius for a strip of securities comprised of $30.4 million in aggregate principal amount of Orius junior subordinated notes, $44.7 in preferred stock and $8.3 million in common stock. Although LISN is the acquiring corporation for accounting purposes, the transaction resulted in LISN becoming a wholly-owned subsidiary of NATG which is a wholly-owned subsidiary of Orius.

     As the accounting predecessor, LISN's historical financial statements are the historical financial statements of Orius.

     The total purchase consideration of $165.5 million in cash and $83.5 million in Orius rollover value (excluding amounts payable under put/call arrangements) plus transaction related expenses of $6.3 million exceeded the fair value of the tangible net assets acquired by $360.5 million, which is being amortized on a straight-line basis over 25 years.

4. ACCOUNTS RECEIVABLE

     The allowance for doubtful accounts was $974,581 and $916,601 at June 30, 2000 and December 31, 1999, respectively. Included in accounts receivable at June 30, 2000 are unbilled receivables of $13,545,667 and retainage of $12,475,593.

     The balances billed but not paid by customers pursuant to retainage provisions in customer contracts will be due upon completion of the contracts, substantially all of the retention balances at March 31, 2000 are expected to be collected within the next twelve months. Unbilled accounts receivable relate to the Company's unit based contracts and represent revenue the Company is entitled to based upon the units delivered as of the balance sheet date.

5. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     Costs and estimated earnings, and related billings on uncompleted projects at June 30, 2000 and December 31, 1999.

                                                               2000            1999
                                                           ------------    ------------
Costs and estimated earnings on uncompleted contracts....  $114,826,073    $107,039,766
Billings to date.........................................    84,918,298      82,364,332
                                                           ------------    ------------
Net costs and earnings in excess of billings.............  $ 29,907,775    $ 24,675,434
                                                           ============    ============
Costs and estimated earnings in excess of billings.......  $ 30,107,379    $ 27,098,079
Billings in excess of costs and estimated earnings.......      (199,064)     (2,422,645)
                                                           ------------    ------------
Net costs and earnings in excess of billings.............  $ 29,907,775    $ 24,675,434
                                                           ============    ============

6. ACQUISITIONS

     On January 25, 2000, the Company acquired Irwin Utilities of Texas Inc. (Irwin). Irwin is a provider of external telecom services to broadband customers throughout the southern and central regions of the U.S. The total purchase consideration of $16.0 million, consisting of $12.0 million in cash and $4.0 million in common stock, preferred stock and junior subordinated debt, exceeded the fair value of the tangible net assets acquired by $12.3 million, which is being amortized on a straight-line basis over 25 years. Results for Irwin have been included in the consolidated results of the Company from the date of acquisition.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

     In April 2000, the Company acquired Fenix Communications, Inc. (Fenix) and Midwest Splicing and Activation, Inc. (Midwest). Fenix and Midwest provide external telecom services to broadband service providers. In May 2000, the Company acquired Hattech, Inc. (Hattech). Hattech provides a wide range of network integration services. The total purchase consideration of $57.2 million consisting of $48.7 million cash (excluding of $2.2 million of transaction related expenses) and $8.5 million in common stock, preferred stock and junior subordinated debt exceeded the fair value of the tangible net assets acquired by $45.3 million which is being amortized on a straight-line basis over 25 years. Results of Fenix, Midwest and Hattech have been included in the consolidated results of the Company from the date of acquisition.

     Total purchase consideration for these acquisitions is as follows:

                                            COMMON              PREFERRED          JUNIOR
                                      -------------------   -----------------   SUBORDINATED
                             CASH       SHARES     VALUE     SHARES    VALUE       NOTES        TOTAL
                             ----       ------     -----     ------    -----    ------------    -----
                                           (NUMBERS IN THOUSANDS, EXCEPT SHARE NUMBERS)
Irwin.....................  $12,000   269,052.30   $  361   2,128.76   $2,152      $1,471      $15,984
Fenix.....................   15,675   114,347.21      758     904.72      993         625       18,051
Midwest...................    7,750    16,313.09      108     932.21    1,023         736        9,617
Hattech...................   25,252    33,685.08      262   2,086.85    2,324       1,670       29,508
                            -------   ----------   ------   --------   ------      ------      -------
                            $60,677                $1,489              $6,492      $4,502      $73,160
                            =======                ======              ======      ======      =======

     Shares issued in connection with these transactions were valued using valuation models that take into account earnings multiples of comparable companies.

     The following unaudited pro forma financial information represents the unaudited pro forma results of operations as if the aforementioned acquisitions were completed on January 1, 1999. These pro forma results give effect to increased interest expense for acquisition-related debt and amortization of related goodwill. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of operations which would have been achieved had these acquisitions been completed on January 1, 1999, nor are the results indicative of the Company's future results of operations.

                                                              SIX-MONTH PERIOD
                                                               ENDED JUNE 30,
                                                              -----------------
                                                               2000      1999
                                                              -------   -------
                                                                 IN MILLIONS
Revenues....................................................  $369.5    $251.1
Net Income..................................................     6.7      (3.9)

7. LONG-TERM DEBT AND CAPITAL LEASES

     In December 1999 NATG entered into a new credit agreement with Deutsche Bank Securities Inc., Bankers Trust and a syndication of banks. The new credit agreement includes a revolving credit facility, in an aggregate amount not to exceed $100 million at any time, maturing on December 12, 2004, and a $275 million senior secured term loan credit facility. The term loan facility was allocated among a $75 million Term Loan A with a letter of credit facility, maturing on December 15, 2004; and a $200 million Term Loan B facility, maturing December 15, 2006.

     During the first quarter of 2000, the company completed a private offering of $150 million of 12.75% Senior Subordinated Notes due in 2010. A portion of the proceeds from this offering was used to pay down the principal amount outstanding on Term Loan B.

     Amounts under the revolving credit facility and Term Loan A facility bear interest, at NATG's choice, of either the Federal Funds Rate plus 0.50% or the Eurodollar rate, in each case plus an applicable margin of 0.75% to 2.00% and 1.75% to 3.00%, respectively, determined on the most recent total debt to

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

EBITDA ratio. Amounts under Term Loan B facility bear interest, at the Company's choice, of either Bankers Trust Prime Rate or the Federal Funds Rate plus 0.50%, in either case plus a margin of 2.50%. Loans made under the revolving credit facility and the Term Loan A facility are collateralized by a pledge of all the assets of the Company and its subsidiaries. The credit facility also contains affirmative and negative covenants relating to the Company's operations. The Company was in compliance with these covenants at June 30, 2000.

     As of June 30, 2000 and December 31, 1999, long-term debt and capital lease obligations consisted of the following:

     Bank Credit Facilities:

                                                                  2000            1999
                                                              ------------    ------------
Revolving credit facility, maturing on December 15, 2004;
  interest rate of prime or Federal Funds Rate plus 0.50% or
  Eurodollar Rate, plus a margin of 0.75% to 2.0% or 1.75%
  to 3.0%, respectively, determined based on the most recent
  total debt to EBITDA ratio................................  $ 57,000,000    $         --
Term Loan A, amortizing with final payment due December 15,
  2004; interest rate of prime or Federal Funds Rate plus
  0.50% or Eurodollar Rate, plus margin of 0.75% to 2.0% or
  1.75% to 3.0%, respectively, determined based on most
  recent total debt to EBITDA ratio.........................    72,000,000      28,531,511
Term Loan B, amortizing with final payment due December 15,
  2006; interest rate of prime or Federal Funds Rate plus
  0.50%, in either case plus a margin of 2.5%...............   156,572,528     200,000,000
Senior Subordinated Notes, interest paid semiannually with
  maturity on February 1, 2010; interest rate of 12.75%.....   150,000,000              --
Senior Subordinated bridge loan maturing December 15, 2007;
  interest rate of LIBOR plus 6.5%..........................            --     100,000,000
Junior Subordinated Notes including accrued interest of
  $9,095,879 and $671,505 at June 30, 2000 and December 31,
  1999, respectively, maturing on the later of December 15,
  2009 or the first anniversary of the date on which any
  debt in a high yield offering is repaid; interest rate of
  12%.......................................................   150,710,184     134,972,505
Other debt and capital lease obligations....................     4,683,335       3,362,350
                                                              ------------    ------------
          Total debt and capital lease obligations..........   590,966,047     466,866,366
Less current portion........................................   (69,031,243)     (8,796,941)
                                                              ------------    ------------
          Long-term debt....................................  $521,934,804    $458,069,425
                                                              ============    ============

8. SECURITIES SUBJECT TO PUT AND CALL ARRANGEMENTS

     At June 30, 2000 and December 31, 1999, securities subject to put and call arrangements are as follows:

                                                                2000           1999
                                                             -----------    -----------
Securities subject to put and call arrangements:
  Series B preferred stock.................................  $        --    $39,420,000
  Redeemable common stock..................................           --     15,526,000
                                                             -----------    -----------
                                                             $        --    $54,946,000
                                                             ===========    ===========

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

     As discussed in the footnotes to the December 31, 1999 audited financial statements certain of the Orius securities were subject to put and call arrangements whereby Orius Corp. had a call and the security holders had a put. In March 2000, the Series B preferred stock and $3,610,964 of the redeemable common stock were redeemed by Orius Corp. In connection with those redemptions, NATG borrowed $41.1 million from its credit facilities. The remainder of the redeemable common stock was redeemed by the Company in the second quarter through borrowings from its credit facilities and the issuance of junior subordinated debt and preferred stock.

9. SERIES C PARTICIPATING PREFERRED STOCK

     The Orius Series C participating preferred stock accrues dividends daily at a rate of 12% per annum based on a liquidation value $1,000 per share and participates in any dividends paid to holders of the common stock. The Series C participating preferred stock will be redeemed on December 31, 2019 at its purchase price, plus accrued dividends and the liquidation value of the common stock into which it is convertible.

     At June 30, 2000 and December 31, 1999, the total recorded value of the Series C preferred stock has been determined based upon purchase price of $1,000 per share, accrued and unpaid dividends of $11,852,610 and $995,918, respectively, and a value per common share of $7.77 and $1.34 (adjusted for the stock split discussed in Note 2), respectively. The purchase price of $1,000 per share and the value per common share of $1.34 were based upon the values of the preferred and common stock purchased in connection with the Orius/LISN transaction. Subsequent value per common share is adjusted quarterly based upon the Company's performance, recent transactions and comparable trading multiples.

     For the period ended December 31, 1999, the amount attributable to the accretion of the Series C preferred stock of $78,816,000, reflects the adjustment to the preferred stock held by the former LISN shareholders. For the six months ended June 30, 2000 the resulting accretion is $19,626,842. Accretion is recorded as an increase in the retained deficit and a reduction of the income available to common shareholders.

10. NOTE DUE FROM STOCKHOLDER

     In January 2000, pursuant to an employment agreement, the Company issued 188,810 shares of restricted common stock with a 5-year vesting period to its chairman and chief executive officer. These shares were purchased at fair value as determined by the LISN transaction in return for a full recourse promissory note with a term of 5 years and a stated interest rate of 6.46%. At June 30, 2000, the balance due of $252,633 is shown as a reduction in stockholders' equity.

11. SUBSEQUENT EVENTS

     In July 2000 the Company entered into additional borrowings of $60 million under Term Loan C of the senior credit facility which were primarily used to pay down amounts due under the revolving credit facility. Amounts under the Term Loan C due September 30, 2007 facility bear interest, at the Company's option, of either the higher of the Prime Rate or the overnight Federal Funds Rate plus 0.50% and a margin of 2.75%, or the Eurodollar rate and a margin of 3.75%.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of Orius Corp.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity (net capital deficiency) and of cash flows present fairly, in all material respects, the financial position of Orius Corp. and Subsidiaries (formerly LISN Holdings, Inc., the Company) as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
March 31, 2000

           ORIUS CORP AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998

                                                                  1999           1998
                                                              -------------   -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  28,664,199   $ 2,788,838
  Accounts receivable.......................................    128,780,860    13,260,102
  Costs and estimated earnings in excess of billings........     24,675,434     6,632,421
  Inventories...............................................     16,453,878     2,405,224
  Other current assets......................................      4,728,028        70,825
                                                              -------------   -----------
          Total current assets..............................    203,302,399    25,157,410
Property and equipment, net.................................     44,399,631     3,386,839
Goodwill, net...............................................    359,881,615            --
Other assets................................................     14,394,187        54,520
                                                              -------------   -----------
          Total assets......................................  $ 621,977,832   $28,598,769
                                                              =============   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of debt and leases........................  $   5,505,387   $    82,933
  Accounts payable -- trade.................................     29,640,803     3,294,811
  Accrued liabilities.......................................     34,050,765     5,874,098
  Payable to shareholder....................................     11,454,413            --
  Deferred tax liability....................................      5,948,752            --
  Other current liabilities.................................      1,292,191            --
                                                              -------------   -----------
          Total current liabilities.........................     87,892,311     9,251,842
                                                              -------------   -----------
Long-term debt and leases...................................    461,360,979     1,099,267
Deferred tax liability......................................      5,609,352            --
                                                              -------------   -----------
                                                                466,970,331     1,099,267
                                                              -------------   -----------
Commitments and contingencies
Securities subject to put and call arrangements.............     54,946,000            --
Series C participating, redeemable preferred stock,
  200,000,000 authorized; 194,372 issued and outstanding....    199,019,074            --
Stockholders' equity (net capital deficiency):
  Common stock, no par value, 200,000 shares authorized.....             --        11,000
  Common stock $.01 par value, 200,000,000 shares
     authorized.............................................         25,025            --
  Paid in capital...........................................     33,590,975            --
  Retained (deficit) earnings...............................   (220,465,884)   18,236,660
                                                              -------------   -----------
          Total stockholders' equity (net capital
            deficiency).....................................   (186,849,884)   18,247,660
                                                              -------------   -----------
          Total liabilities and stockholders' equity (net
            capital deficiency).............................  $ 621,977,832   $28,598,769
                                                              =============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

                       CONSOLIDATED STATEMENTS OF INCOME

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1999

                                                           1999          1998          1997
                                                       ------------   -----------   -----------
Revenues.............................................  $167,018,298   $76,371,641   $40,226,291
Expenses:
  Direct costs.......................................   118,539,189    52,659,507    29,690,823
  General and administrative.........................    20,576,668    10,626,753     6,062,985
  Depreciation and amortization......................     1,357,765       383,469       179,247
                                                       ------------   -----------   -----------
          Total operating expenses...................   140,473,622    63,669,729    35,933,055
                                                       ------------   -----------   -----------
          Income from operations.....................    26,544,676    12,701,912     4,293,236
Other expense (income):
  Interest expense, net..............................    11,148,761       450,595       177,822
  Miscellaneous......................................       362,105       (14,913)      (52,600)
                                                       ------------   -----------   -----------
          Total other expenses.......................    11,510,866       435,682       125,222
                                                       ------------   -----------   -----------
          Income before provision from income taxes
            and extraordinary charge.................    15,033,810    12,266,230     4,168,014
Provision for income taxes...........................     4,936,866            --            --
                                                       ------------   -----------   -----------
Income before extraordinary charge...................    10,096,944    12,266,230     4,168,014
Extraordinary charge for debt retirement, net of tax
  benefit of $897,000................................     1,372,239            --            --
                                                       ------------   -----------   -----------
Net income...........................................  $  8,724,705   $12,266,230   $ 4,168,014
                                                       ============   ===========   ===========
Pro forma net income data:
  Net income as reported.............................  $  8,724,705   $12,266,230   $ 4,168,014
  Pro forma adjustment to provision for income
     taxes...........................................     1,199,320     4,293,180     1,417,125
                                                       ------------   -----------   -----------
  Pro forma net income...............................  $  7,525,385   $ 7,973,050   $ 2,750,889
                                                       ============   ===========   ===========
Net income applicable to common shareholders:
  Net income as reported.............................  $  8,724,705   $12,266,230   $ 4,168,014
  Accretion and dividends on Series C participating
     redeemable preferred stock......................   (79,811,918)           --            --
                                                       ------------   -----------   -----------
  Net (loss) income applicable to common
     shareholders....................................  $(71,087,213)  $12,266,230   $ 4,168,014
                                                       ============   ===========   ===========
Earnings per share
  Basic and diluted
(Loss) income applicable to common shareholders
  before extraordinary item..........................  $     (10.82)  $      1.12   $      0.38
  Extraordinary item.................................  $      (0.21)           --            --
  Net (loss) income applicable to common
     shareholders....................................  $     (11.03)  $      1.12   $      0.38

  The accompanying notes are an integral part of these consolidated financial statements.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1999

                                                          1999           1998          1997
                                                      -------------   -----------   -----------
Cash flows from operating activities:
  Net income........................................  $   8,724,705   $12,266,230   $ 4,168,014
Adjustments to reconcile net income to net cash used
  for operating activities:
  Depreciation and amortization.....................      1,357,765       383,469       179,247
  Extraordinary charge..............................      1,372,239            --            --
  Deferred taxes....................................         64,100            --            --
  Change in assets and liabilities:
     Accounts receivable............................     (4,705,053)   (6,190,981)   (5,601,655)
     Costs and estimated earnings in excess of
       billings.....................................     (8,755,989)   (2,513,966)           --
     Inventories....................................        (82,260)   (1,527,110)           --
     Other assets...................................      2,919,324        17,677       (56,401)
     Accounts payable -- trade......................      4,849,725       388,861     1,078,044
     Accrued expenses...............................      8,039,232     3,095,168     1,545,116
                                                      -------------   -----------   -----------
          Net cash provided by operating
            activities..............................     13,783,788     5,919,348     1,312,365
                                                      -------------   -----------   -----------
Cash flows from investing activities:
  Purchases of property and equipment...............     (4,015,434)   (1,923,554)   (1,038,702)
  Purchase of Orius Corp., net of cash acquired.....   (166,130,033)           --            --
  Investment in other entities......................       (100,000)           --            --
  Increase in accounts receivable -- related
     party..........................................                           --      (619,521)
                                                      -------------   -----------   -----------
          Net cash used for investing activities....   (170,245,467)   (1,923,554)   (1,658,223)
                                                      -------------   -----------   -----------
Cash flows from financing activities:
  Amounts paid for deferred financing costs.........    (12,391,361)           --            --
  Decrease in overdraft.............................             --      (164,525)           --
  Distributions paid to shareholders................     (6,141,864)   (1,160,000)           --
  Proceeds from notes payable -- bank...............    403,531,510            --
  Payments of notes payable -- bank.................   (256,131,105)   (2,562,200)      821,508
  Issuance of junior notes..........................        637,000            --            --
  Issuance of common stock..........................     67,867,196            --            --
  Issuance of preferred stock.......................        136,955            --            --
  Investment by LISN shareholders...................    112,239,334            --            --
  Advances from bank for construction costs.........             --       673,742       570,658
  Retirement of common stock........................   (127,410,625)           --            --
                                                      -------------   -----------   -----------
          Net cash provided by (used for) financing
            activities..............................    182,337,040    (3,212,983)    1,392,166
                                                      -------------   -----------   -----------
  Net increase in cash..............................     25,875,361       782,811     1,046,308
  Cash at beginning of period.......................      2,788,838     2,006,027       959,719
                                                      -------------   -----------   -----------
  Cash at end of period.............................  $  28,664,199   $ 2,788,838   $ 2,006,027
                                                      =============   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1999

                                                                1999         1998       1997
                                                             -----------   --------   --------
Supplemental information disclosure:
  Interest paid............................................  $ 9,172,948   $111,875   $159,519
  Income taxes paid........................................  $ 1,055,422   $     --   $     --
Non-cash activity:
  Deferred stock redemption................................  $ 7,885,450   $     --   $     --
  Deferred taxes resulting from conversion to C
     corporation...........................................    4,574,200         --         --
  Exchange of common stock for junior notes................   58,100,000         --         --
  Exchange of common stock for preferred stock.............   12,491,500         --         --
  Deemed dividend on preferred stock.......................      826,042         --         --
  Transfer of junior notes and accrued interest to Orius...   62,677,993         --         --
  Rollover of Orius Corp. common stock.....................   83,421,453         --         --
  Exchange of common stock for Orius Corp. common stock....   15,260,297         --         --
  Exchange of Series A preferred stock for Orius Series C
     participating, redeemable preferred stock.............   13,525,078         --         --
  Accretion associated with Series C participating,
     redeemable preferred stock............................   79,811,918         --         --

  The accompanying notes are an integral part of these consolidated financial statements.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1999

                                                                                          TOTAL
                                                                                      STOCKHOLDERS'
                                                COMMON STOCK            RETAINED       EQUITY (NET
                                          -------------------------     EARNINGS         CAPITAL
                                            SHARES        AMOUNT        (DEFICIT)      DEFICIENCY)
                                          ----------   ------------   -------------   -------------
Balance at December 1996................  11,000,000   $     11,000   $          --   $      11,000
  Adjustment for LISN Holdings, Inc. and
     LISN Inc. combination..............                                  2,962,416       2,962,416
  Net income............................                                  4,168,014       4,168,014
                                          ----------   ------------   -------------   -------------
Balances at December 31, 1997...........  11,000,000         11,000       7,130,430       7,141,430
  Distributions to S Corporation
     stockholders.......................                                 (1,160,000)     (1,160,000)
  Net income............................                                 12,266,230      12,266,230
                                          ----------   ------------   -------------   -------------
Balances at December 31, 1998...........  11,000,000         11,000      18,236,660      18,247,660
  Distributions to S Corporation
     stockholders.......................                                 (6,141,864)     (6,141,864)
  Effects of recapitalization
     transaction:
     Retirement of common stock.........  (9,514,990)        (9,515)   (127,401,110)   (127,410,625)
     Issuance of common stock...........   5,055,480     67,731,151                      67,731,151
     Exchange of common stock for junior
       notes and Series A redeemable
       preferred stock..................  (5,080,050)   (52,608,384)    (17,983,116)    (70,591,500)
     Conversion to C corporation........                                 (4,577,600)     (4,577,600)
     Accretion of amounts due for
       redemption of common stock.......                                (11,511,641)    (11,511,641)
  Proceeds from private placement of
     Strips.............................       9,730        136,045                         136,045
  Effects of December 15, 1999
     transaction with Orius Corp.:
     Issuance of Orius common stock to
       LISN shareholders................   9,867,780
     Investment by LISN shareholders....   7,518,040     10,101,540                      10,101,540
     Exchange of former Orius
       shareholder interests............   6,169,490      8,254,163                       8,254,163
     Accretion associated with Series C
       participating, redeemable
       preferred stock including
       dividends........................                                (79,811,918)    (79,811,918)
  Net income............................                                  8,724,705       8,724,705
                                          ----------   ------------   -------------   -------------
Balances at December 31, 1999...........  25,025,480   $ 33,616,000   $(220,465,884)  $(186,849,884)
                                          ==========   ============   =============   =============

  The accompanying notes are an integral part of these consolidated financial statements.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997

1. BASIS OF PRESENTATION

OVERVIEW

     Orius Corp. (Orius or the Company), a holding company with no independent operations, is the parent of NATG Holdings, LLC (NATG) and is the successor to LISN Holdings, Inc. (LISN, formerly Arion, Inc.). NATG is engaged in the business of providing telecommunications infrastructure services in the continental United States.

     Prior to the Orius/LISN transaction discussed below, LISN and Orius Corp. and its subsidiaries operated separate businesses. During 1999, LISN underwent a recapitalization, and later in 1999 LISN and Orius entered into a business combination. See Note 15 for further discussion. The 1998 and 1997 financial statements presented herein are those of LISN. The 1999 statement of income presents the operation of only LISN through December 14, 1999 and includes the operations of NATG from December 15, 1999 through December 31, 1999.

LISN RECAPITALIZATION

     On May 28, 1999, Arion, Inc. (Arion) entered into a Recapitalization Agreement whereby, Arion was renamed LISN Holdings, Inc. The assets of Arion were then transferred to Arion Sub, Inc., a wholly-owned subsidiary of Arion. Also, on May 28, 1999, the shareholders of LISN, Inc. contributed all of their shares to Arion. Arion was formed in 1997 to purchase and warehouse LISN's inventory. The combination of LISN Holdings, Inc. and LISN, Inc. has been accounted for in a manner similar to a pooling of interests, as Arion and LISN were owned by the same shareholders in exactly the same ownership percentages and share amounts, and both the ownership and assets of the combined entity were identical before and after the two companies were combined. Accordingly, the 1998 Arion financial statements have been restated and referred to here as LISN Holdings, Inc. LISN, Inc. continued to operate as a wholly-owned subsidiary of Arion. In connection with this reorganization, Arion entered into a $75,000,000 credit facility that was utilized to pay off all outstanding debt of LISN, Inc. as of May 27, 1999, and to finance the redemption of Arion's outstanding shares. For further information, see Note 3.

ORIUS/LISN TRANSACTION

     On December 15, 1999, Orius and LISN entered into a business combination in which the former stockholders of LISN acquired control of Orius and its subsidiaries. Accordingly, LISN is considered the acquiring corporation and corporate predecessor for accounting purposes. Also in connection with the transaction, the Company entered into a $275,000,000 loan and credit facility and a $100 million bridge loan that were utilized to pay off all the outstanding debt of the Company and LISN as of December 14, 1999 (the valuation date). For further information, see Note 5.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates made in the preparation of these financial

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

statements include those related to the revenue recognized and costs and expenses associated with contracts in process at period end, allowances for doubtful accounts, and the estimated lives of long-lived assets. Actual results could differ from those estimates and such differences may be material to the financial statements.

REVENUE RECOGNITION

     Prior to the Orius/LISN transaction, substantially all of the Company's revenues were earned from contracts under fixed price arrangements. For fixed price contracts, the Company recognizes revenue and the related costs under the percentage-of-completion method. Revenues and earnings from these contracts are recognized as the related costs are incurred based on the relationship of costs incurred to total estimated contract costs. Costs and estimated earnings in excess of billings for contracts-in-progress represents revenue recognized but not yet billed. Billings in excess of costs and estimated earnings represents billings on contracts for which costs have not yet been incurred and revenue and earnings have not been recognized.

     In connection with the Orius/LISN transaction, the Company assumed and continues to offer contracts that provide for payments for units delivered by the Company. These contracts generally entitle the Company to revenue for each unit of work completed. Accordingly, the Company accounts for revenue and related costs associated with these types of contracts using the units-of-delivery revenue recognition method. Revenue is recognized as the related units are completed, and costs allocable to the delivered units are recognized as the cost of earned revenue. Unbilled revenues consist of work-in-process on contracts based on management's estimate of work performed, but not billed. All costs associated with unbilled revenues are recorded as expenses in the same period as the unbilled revenue.

     Additionally, the Company recognizes revenues from short-term contracts with duration less than two weeks under the completed contract method. Billings and costs are accumulated on the balance sheet, and no profit is recorded before completion or substantial completion of the work.

     At the time a loss on any contract becomes known, the entire amount of the estimated loss is accrued.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents. For purposes of the consolidated statements of cash flows, the Company considers these to be cash equivalents.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 39 years. Leasehold improvements are amortized over the remaining term of the facilities' lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the period. Expenditures for maintenance and repairs are expensed as incurred.

INVENTORY

     Inventories are stated at the lower of cost, on a first-in, first-out basis, or market. Inventory consists of items purchased for use in projects and substantially all of the Company's inventories can be used in multiple projects.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

INCOME TAXES

     For federal tax purposes and in selected states, LISN had elected to be treated under Subchapter S of the Internal Revenue Code. As such, all income, expenses, and tax credits were passed through to the individual stockholders. State taxes were paid by LISN and recorded in general and administrative expenses in 1998 and 1997.

     Effective May 28, 1999, LISN converted to a C Corporation and accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the use of the liability method of computing deferred income taxes. Under this method deferred income taxes are recorded to reflect the income tax consequences on future years of temporary differences between the income tax and financial reporting bases of assets and liabilities as of the balance sheet date. Under the liability method, deferred income taxes are adjusted for tax rate changes as they occur. A net deferred tax liability of $4,577,600 was established on May 28, 1999 as a result of the conversion to a C corporation.

     The Company and its subsidiaries file a consolidated federal income tax return. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of the Company's financial instruments approximate the recorded values due to the relatively short terms of the instruments and the floating interest rate on a substantial portion of the Company's debt. The Company has entered interest rate cap arrangements, but the fair values of those caps approximate their recorded values.

INTANGIBLE ASSETS

     The excess of the purchase price over the fair market value of the tangible net assets of acquired businesses (goodwill) is amortized on a straight-line basis over its estimated useful life of 25 years. The appropriateness of the carrying value of goodwill is reviewed periodically by the Company at a subsidiary level. An impairment loss for the difference between fair value and recorded value is recognized when the projected undiscounted future cash flows are less than the carrying value of goodwill. No impairment loss has been recognized in the period presented. Amortization expense from the date of the Orius/LISN transaction and included in these financial statements was $602,498 for 1999. The intangible assets at December 31, 1999 are net of accumulated amortization of $602,498.

     Included in other assets are intangible assets for deferred financing costs which are amortized over the term of the related debt facility. At December 31, 1999 deferred financing costs of $9,876,058 are included in other assets. For 1999, $755,267 of amortization expense related to these costs has been included in interest expense.

CONCENTRATIONS OF CREDIT RISK

     Substantially all of the Company's accounts receivable are due from companies within the telecommunications industry located throughout the United States. Credit is extended based on an evaluation of the customer's financial condition and, generally, collateral is not required. Credit losses are provided for in the consolidated financial statements.

     The Company maintains various bank accounts and at times, amounts may be in excess of FDIC insurance limits.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

STOCK OPTION PLANS

     In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation," which was effective for the Company beginning August 1, 1996. SFAS No. 123 requires expanded disclosures of stock based compensation arrangements with employees, and encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. Under SFAS No. 123, companies are permitted, however, to continue to apply Accounting Principle Board (APB) Opinion No. 25, which recognized compensation based on the intrinsic value of the equity instrument awarded. The Company applies APB Opinion No. 25 to its stock based compensation awards to employees. See Note 19.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes standards for the accounting and reporting of derivative instruments, including certain derivative instruments imbedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as other assets or liabilities in the statement of financial position, and measure those instruments at fair value. This statement is effective for the Company's 2001 financial statements. Due to the complexity of this statement, the Company is still evaluating its impact, if any, on our financial statements.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition" (SAB 101), which affects the recognition and disclosures about revenues. SAB 101 is applicable for the Company's fourth quarter 2000 financial statements. Management expects its adoption will not be significant to the financial statements.

3. RECAPITALIZATION

     On May 28, 1999, the Company sold 50.554778 shares of common stock for $70,250,000 (less $2,518,849 of transaction related fees) and redeemed 95.149888 shares for $133,910,625 (less $6,500,000 which remained in the Company to fund employee bonuses which were recorded as expenses). An additional $11,454,413 will be redeemed during 2000 and is reflected as a liability at December 31, 1999. Also on May 28, 1999, 41.81114 shares of common stock were converted to Junior Notes (see Note 12) payable in the amount of $58,100,000 and 8.9894 shares of common stock were exchanged for 8.989394 shares of Series A Preferred stock with a market value of $12,491,500. In accordance with the Recapitalization Agreement, an additional 5.67469 shares of common stock were to be redeemed for $7,885,450 on January 2, 2000.

4. STOCK SPLIT

     The LISN Board of Directors authorized a stock split (10,000 to 1) effective August 16, 1999 resulting in 146,042.82 shares of common stock outstanding and 89,894 shares of Preferred Series A stock outstanding. All share amounts presented in these financial statements have been restated to reflect the share split.

5. ORIUS/LISN TRANSACTION

     On December 15, 1999, LISN's former shareholders acquired control of Orius and its wholly-owned subsidiary, NATG, through the following steps:

     - Former LISN shareholders, members of management and certain co-investors invested an aggregate cash amount of $112.2 million in LISN immediately prior to the transaction. In exchange for this

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

       investment, a "strip" of Orius securities were issued comprised of $41.3 million of junior subordinated notes, $60.8 million of Series C redeemable preferred stock and $10.1 million of common stock.

     - Former LISN shareholders exchanged LISN common stock, preferred stock and junior subordinated notes for a similar strip of securities issued by Orius.

     - NATG borrowed $328.5 million under the new multi-tranche senior credit facilities and the senior subordinated term loan, and repaid approximately $256.1 million of LISN and Orius indebtedness.

     - Convertible preferred stock, junior subordinated notes, warrants and a portion of the common stock of Orius were redeemed. This redemption included put and call arrangements with certain Orius security holders which will require payment of approximately $54.9 million and the issuance of additional strips of Orius securities in the first half of 2000. See Notes 15 and 21.

     - Orius management rolled over approximately one-half of the value of their equity interests in Orius for a strip of securities comprised of $30.4 million in aggregate principal amount of Orius junior subordinated notes, $44.7 in preferred stock and $8.3 million in common stock.

     Although LISN is the acquiring corporation for accounting purposes (because former LISN shareholders acquired approximately 75% of common equity interests) the transaction resulted in LISN becoming a wholly-owned subsidiary of NATG, which is a wholly-owned subsidiary of Orius. As the accounting predecessor, LISN's historical financial statements are the historical financial statements of Orius and include the results of Orius' operations from December 15, 1999 through December 31, 1999.

     Of the total purchase price of $314.5 million, $163.7 million was paid in cash to Orius stockholders in connection with the redemption for their existing equity interests, $83.5 million represents the value of the Orius securities which were retained by Orius stockholders or exchanged for new Orius equity, $61 million represents the amount of cash paid to Orius stockholders to redeem their equity securities pursuant to the put/call arrangements (of which $54.9 million remains outstanding at December 31, 1999) and $6.3 million represents transaction related expenses. The purchase price of $314.5 million exceeded the fair value of the tangible net assets acquired by $360.5 million, which is being amortized on a straight-line basis over 25 years.

     The excess purchase price over the fair value of the assets acquired has been allocated to goodwill. While the various synergies of the Orius/LISN combination are readily identifiable, the company believes that these are not reliably measurable and, accordingly, considers these to be elements of goodwill.

6. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     In addition to the recapitalization discussed in Note 3 and the Orius/LISN transaction discussed in Note 5, Orius acquired twelve companies at various times during 1998 and 1999 prior to the Orius/LISN transaction. The following unaudited pro forma financial information represents the unaudited results of operations as if the Orius/LISN transaction and the twelve Orius acquisitions had occurred on January 1 of each year (in thousands):

                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1999           1998
                                                              ------------   ------------
Revenues....................................................    $508,386       $341,097
Net income (loss)...........................................       7,092        (10,600)

     The pro forma results do not necessarily represent results which would have occurred if the combination had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

7. ACCOUNTS RECEIVABLE

     The allowance for doubtful accounts was $916,601 and $252,000 at December 31, 1999 and 1998, respectively. Included in accounts receivable at December 31, 1999 are unbilled receivables of $13,532,519 and retainage of $8,188,908.

     The balances billed but not paid by customers pursuant to retaining provisions in customer contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company's experience with similar contracts, the majority of the retention balances at December 31, 1999 are expected to be collected within the next twelve months. Unbilled accounts receivable relate to the Company's unit based contracts and represent revenue the Company is entitled to based upon the units delivered as of the balance sheet date.

8. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     Contracts totaling $174.5 million and $57.4 million were in process at December 31, 1999 and December 31, 1998, respectively. Costs and estimated earnings, and related billings on uncompleted projects at December 31 are as follows:

                                                                  1999          1998
                                                              ------------   -----------
Costs and estimated earnings on uncompleted contracts.......  $107,039,766   $40,008,845
Billings to date............................................    82,364,332    33,376,424
                                                              ------------   -----------
Net costs and earnings in excess of billings................  $ 24,675,434   $ 6,632,421
                                                              ============   ===========
Costs and estimated earnings in excess of billings..........    27,098,079     7,025,078
Billings in excess of costs and estimated earnings..........    (2,422,645)     (392,657)
                                                              ------------   -----------
Net costs and earnings in excess of billings................  $ 24,675,434   $ 6,632,421
                                                              ============   ===========

9. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following as of December 31, 1999 and 1998:

                                                          ESTIMATED
                                                         USEFUL LIFE      1999          1998
                                                         -----------   -----------   -----------
Land...................................................                $   519,250   $    99,250
Building and improvements..............................  3-39 years      7,026,897     2,152,599
Office equipment.......................................   3-6 years      5,598,133     1,027,062
Vehicles...............................................     5 years      9,558,244       903,581
Machinery and equipment................................    10 years     23,539,784       482,515
                                                                       -----------   -----------
                                                                        46,242,308     4,665,007
Less: accumulated depreciation.........................                 (1,842,677)   (1,278,168)
                                                                       -----------   -----------
Property and equipment, net............................                $44,399,631   $ 3,386,839
                                                                       ===========   ===========

     Depreciation expense amounted to $606,767, $383,469 and $179,247 for the years ended December 31, 1999, 1998 and 1997, respectively.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

10. ACCRUED LIABILITIES

     Accrued liabilities consist of the following as of December 31, 1999:

                                                                 1999          1998
                                                              -----------   ----------
Accrued compensation & benefits.............................  $19,761,433   $5,021,189
Accrued post acquisition adjustments........................    8,570,441           --
Accrued interest............................................    1,655,952           --
Other.......................................................    4,062,939      852,909
                                                              -----------   ----------
                                                              $34,050,765   $5,874,098
                                                              ===========   ==========

     Included in accrued liabilities are post acquisition adjustments related to companies acquired by NATG prior to the Orius/LISN transaction. Pursuant to certain of the purchase agreements, the Company will be required to give additional consideration of cash and Orius common stock to the former acquired company shareholders upon attainment of specified financial criteria over the period ended December 31, 1999 and the year ended December 31, 2000. The amount of cash and shares to be issued cannot be determined until the periods expire and the attainment of the criteria is established. The Company accounts for this additional consideration when the specified financial criteria are achieved and it is probable it will be paid. At December 31, 1999, based upon the attainment of fiscal 1999 targets for certain acquisitions, additional consideration of $3.0 million has been recorded as additional purchase price and included as a liability to the former stockholders of the acquired companies. If targets are achieved in 2000, the Company may be obligated to pay additional consideration of $2.9 million and issue up to 120,000 shares of common stock. Additionally, at December 31, 1999, certain purchase price adjustments in the amount of approximately $5.6 million related to 1999 acquisitions have also been recorded.

11. INVESTMENTS

     During 1999, LISN purchased 49% interests in two telecommunications infrastructure companies for aggregate consideration of $100,000. LISN also entered into credit agreements totaling $1.15 million with these investees pursuant to which LISN is committed to loaning funds for the investees' working capital. The Company accounts for these investments under the equity method.

     Losses of $468,000 were recorded as part of other expense for 1999 which represented the Company's 49% interest in the losses of the investees and charges associated with anticipated losses on loans made under the credit agreement to one of the investees. The investment value at December 31, 1999 is zero.

12. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     As of December 31, 1998, the Company had a line of credit which allowed it to borrow up to $10.0 million. The line of credit expired in May 1999. There were no borrowings on this line of credit as of December 31, 1998.

     On May 28, 1999, in connection with the Recapitalization Agreement (see
Note 3), LISN entered into a new $100.0 million Credit Agreement with BankBoston. N.A. ("BankBoston"). The balance due of $75.0 million plus accrued interest of $1,689,522 was repaid in connection with the Orius/LISN transaction. Unamortized deferred financing fees of $2,269,239 were written off resulting in an extraordinary charge to income of $1,372,239, net of tax benefits of $897,000.

     The Company moved into a new building in Amherst, Ohio in January 1998. The Company entered into a 15 year mortgage note for $1.2 million with an annual fixed interest rate of 9%, and monthly principal payments of $6,911 plus interest through March 16, 2013. The balance due on this debt was $1.2 million as of December 31, 1998. The outstanding balance was repaid in connection with the Orius/ LISN transaction.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

     On December 15, 1999, NATG entered into a new credit agreement with Deutsche Bank Securities Inc., Bankers Trust and a syndication of banks. The new credit agreement includes a revolving credit facility, in an aggregate amount not to exceed $100 million at any time, maturing on December 15, 2004, and a $275 million senior secured term loan credit facility. The term loan facility is allocated among a $75 million Term loan A with a letter of credit facility, maturing on December 15, 2004; and a $200 million Term loan B facility, maturing on December 15, 2006. At December 31, 1999, the total letters of credit issued under the $100 million revolving credit facility and the $75 million Term A loan facility were approximately $9.3 million and $46.5 million, respectively.

     Amounts under the revolving credit facility and Term loan A facility bear interest, at NATG's choice, of either the Federal Funds Rate plus 0.50% or the Eurodollar rate, in each case plus an applicable margin of 0.75% to 2.00% and 1.75% to 3.00%, respectively, determined on the most recent total debt to EBITDA ratio. Amounts under Term loan B facility bear interest, at NATG's choice, of either Bankers Trust Prime Rate or the Federal Funds Rate plus 0.50%, in either case plus a margin of 2.50%. Loans made under the revolving credit facility and the Term loan A facility are collateralized by a pledge of all of the assets of the Company and its subsidiaries. The credit facility also contains affirmative and negative covenants relating to NATG's operations.

     On December 15, 1999, NATG also entered into a credit agreement with various lending institutions for a $100 million senior subordinated bridge loan (the Bridge Loan) maturing December 15, 2007. Amounts under the Bridge Loan bear interest at the lower of LIBOR plus 6.5% or 16% per annum.

     At December 31, 1999, long-term debt and capital lease obligations consisted of the following:

                                                                  1999
                                                              ------------
Bank credit facilities:
  Revolving credit facility, maturing on December 15, 2004;
     interest rate of prime or Federal Funds Rate plus 0.50%
     or Eurodollar Rate, plus a margin of 0.75% to 2.0% or
     1.75% to 3.0%, respectively, determined based on the
     most recent total debt to EBITDA ratio.................  $         --
  Term loan A, amortizing with final payment due December
     15, 2004; interest rate of prime or Federal Funds Rate
     plus 0.50% or Eurodollar Rate, plus a margin of 0.75%
     to 2.0% or 1.75% to 3.0%, respectively, determined
     based on the most recent total debt to EBITDA ratio....    28,531,511
  Term loan B, amortizing with final payment due December
     15, 2006; interest rate of prime or Federal Funds Rate
     plus 0.50%, in either case plus a margin of 2.5%.......   200,000,000
  Senior subordinated bridge loan maturing December 15,
     2007; interest rate of LIBOR plus 6.5%.................   100,000,000
  Junior subordinated notes including accrued interest of
     $671,505 maturing on the later of December 15, 2009 or
     the first anniversary of the date on which any debt
     raised in a high yield offering is repaid; See Note 12;
     interest rate of 12%...................................   134,972,505
Other debt and capital lease obligations....................     3,362,350
                                                              ------------
Total debt and capital lease obligations....................   466,866,366
Less current portion........................................    (5,505,387)
                                                              ------------
Long-term debt..............................................  $461,360,979
                                                              ============

     In order to manage its interest rate risk, the Company entered into interest rate cap agreements with aggregate notional amounts of $68.9 million at December 31, 1999. These agreements limit the Company's exposure to increases in LIBOR over 8%. The premiums paid for the interest rate caps were deferred and are being amortized over the life of the caps and recognized as interest expense.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

CAPITAL LEASE OBLIGATIONS AND EQUIPMENT LOANS

     Certain subsidiaries have obligations outstanding under capital leases and other equipment financing arrangements. The remaining obligations are payable in monthly installments expiring at various dates through June 2003.

MATURITIES

     At December 31, 1999, the estimated aggregate annual repayments for long-term debt and capital lease obligations are as follows:

Maturities for fiscal years ending:
  2,000.....................................................  $  5,505,387
  2,001.....................................................     7,128,321
  2,002.....................................................     8,280,205
  2,003.....................................................     9,538,802
  2,004.....................................................    11,441,146
  Thereafter................................................   424,972,505
                                                              ------------
                                                              $466,866,366
                                                              ============

12. JUNIOR SUBORDINATED NOTES

     On May 28, 1999, in connection with the Recapitalization Agreement, LISN junior subordinated notes were issued for an aggregate principal balance of $58.1 million in exchange for common stock. These notes bear interest at a rate of 12% per annum compounded quarterly. On August 31, 1999, LISN issued an additional $637,000 in junior notes in association with a private placement (see
Note 14).

     In connection with the Orius/LISN transaction, these notes were exchanged for $62.6 million of Orius junior subordinated notes representing the aggregate unpaid principal and accrued interest outstanding at December 15, 1999.

     In addition to the $62.6 million of junior subordinated notes exchanged with the former LISN note holders, Orius junior subordinated notes were issued to Orius management in the amount of $30.4 million in partial exchange for the rollover of their equity value, and to new and existing investors in the amount of $41.3 million in partial exchange for their cash investment.

     The Orius junior subordinated notes bear interest at a rate of 12% per annum. A maximum of 40% of the interest is payable in cash beginning January 15, 2001 and the remainder is deferred and accrues as additional principal. Cash interest may be paid by Orius only to the extent Orius has available funds. NATG is limited by the terms of its debt agreements as to the amount of dividends which may be paid to Orius. In the event of default by Orius, the holders of the junior notes are prohibited from seeking remedy against NATG until all senior debt obligations are repaid.

13. LISN SERIES A PREFERRED STOCK

     On May 28, 1999 the Company authorized 200,000 shares of Series A Preferred Stock, par value $.01 per share. These shares bear interest at 12% per annum paid in kind (no dividends to be received until liquidity event). These shares rank senior to the common stock as to dividends and distributions upon the Company's liquidation, winding up and dissolution. These shares are subordinated to all of the Company's current and future liabilities and shall be redeemed on December 31, 2019.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

     In connection with the Orius/LISN transaction, these shares were converted into shares of Orius Series C preferred stock and at December 31, 1999 no shares of the Series A preferred stock remain outstanding.

14. PRIVATE PLACEMENTS OF LISN STRIPS

     During 1999, LISN sold to its employees strips of its securities for $10,000 each. Each strip consisted of 10.7586 shares of LISN's Company's Class B common stock, 10.8306 shares of LISN's Series A preferred stock, and $7,000 principal 12% Junior Subordinated Notes. LISN raised $910,000 through these sales resulting in the issuance of 979.03 shares of common stock and 985.58 shares of Series A preferred stock for $136,045 and $136,955, respectively.

15. SECURITIES SUBJECT TO PUT AND CALL ARRANGEMENTS

     At December 31, 1999, securities subject to put and call arrangements are as follows:

                                                                 1999
                                                              -----------
Securities subject to put and call arrangements:
  Series B preferred stock..................................  $39,420,000
  Redeemable common stock...................................   15,526,000
                                                              -----------
                                                              $54,946,000
                                                              ===========

     As discussed in Notes 1 and 5, certain of the Orius securities are subject to put and call arrangements whereby Orius Corp. has a call and the security holders have a put. In March 2000, the Series B preferred stock and a portion of the redeemable common stock were redeemed by Orius Corp. In connection with those redemptions, NATG borrowed $41.1 million from its credit facilities and paid Orius Corp. the funds. It is expected that the remainder of the redeemable common stock will be retired by the Company in the first half of 2000 and NATG will be required to fund that redemption through borrowings from its credit facilities.

16. SERIES C REDEEMABLE PARTICIPATING PREFERRED STOCK

     The Orius Series C participating preferred stock accrues dividends daily at a rate of 12% per annum based on a liquidation value of $1,000 per share and participates in any dividends paid to holders of the common stock. Upon a liquidation of the Company, the holders of the Series C preferred stock would be entitled to receive the liquidation value of their stock plus accrued and unpaid dividends prior to any distributions to the holders of common stock. The Series C preferred stock will be redeemed on December 31, 2019 at its purchase price, plus accrued dividends and the liquidation value of the common stock into which it is convertible.

     Upon an initial public offering, the Series C preferred stock is convertible at the option of the holders of a majority of the Series C preferred stock into shares of Series D preferred stock and common stock. Each share of Series C preferred stock is convertible into (1) a number of shares of Series D preferred with a liquidation value equal to $1,000 plus accrued and unpaid dividends on the Series C preferred stock, plus (2) a number of shares of common stock equal to $1,000 divided by the conversion price of the Series C preferred stock.

     The Series D preferred stock is similar in rights and preferences to the Series C preferred stock but is not convertible into common stock and is redeemable by the company at any time. In addition, the holders of majority of the Series D preferred stock can cause the company to redeem some or all of their shares of Series D preferred stock at any time.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

     At December 31, 1999, the total recorded value of the Series C preferred stock has been determined based upon a purchase price of $1,000 per share, accrued and unpaid dividends of $995,918 and a value per common share of $1.34. The purchase price of $1,000 per share and the value per common share of $1.34 were based upon the values of the preferred and common stock purchased in connection with the Orius/LISN transaction. Subsequent value per common share and accretion will be adjusted quarterly based on the Company's performance, recent transactions and comparable trading multiples.

     The amount attributable to the accretion to the redemption value of the Series C preferred stock of $78,816,000 is recorded as a direct reduction of retained earnings and is a reduction of income available to common shareholders and reflects the adjustment to the fair value of the preferred stock held by the former LISN shareholders.

17. INCOME TAXES

     The components of the provision for income taxes for the period ended December 31, 1999 are:

                                                                 1999
                                                              ----------
Current
  Federal...................................................  $2,866,250
  State.....................................................   1,109,517
                                                              ----------
                                                               3,975,767
                                                              ----------
Deferred....................................................      47,346
  Federal...................................................      16,754
                                                              ----------
  State.....................................................      64,100
                                                              ----------
          Total tax provision...............................  $4,039,867
                                                              ==========

     The types of temporary differences between the tax bases of assets and liabilities and their net financial reporting amounts that give rise to the deferred liabilities and assets at December 31, 1999 are as follows:

                                                                 1999
                                                              -----------
Accrued liabilities and reserves............................  $   870,906
Other.......................................................      146,521
                                                              -----------
Total deferred tax assets...................................    1,017,427
                                                              -----------
Unbilled accounts receivable................................    4,272,295
Accumulated depreciation and amortization...................    5,468,413
Reversal of cash basis......................................      931,371
Contract differences........................................      249,385
Other.......................................................      636,640
                                                              -----------
Total deferred tax liabilities..............................   11,558,104
                                                              -----------
Net deferred tax liability..................................  $10,540,677
                                                              ===========

     The expected provision for income taxes at the statutory Federal income tax rate and the actual provision for the period ended December 31, 1999 differs due primarily to the effects of state taxes and non-deductible goodwill amortization.

18. PROFIT SHARING AND 401(k) PLANS

     The Company has a profit sharing plan covering all eligible employees, as defined in the plan, which provides, in part, for annual discretionary Company contributions not to exceed the maximum amount allowable as a deduction for income tax purposes. Company contributions, included in general and

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

administrative expenses, were $1,050,000, $500,000 and $200,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

     The Company has a 401(k) plan for all eligible employees. Effective with the payroll dates after January 1, 1998, the Company contribution rate was 75% of the first 5% of compensation contributed by the employee. Total Company contributions amounted to $317,294, $221,501 and $61,685 for the years ended December 31, 1999, 1998 and 1997, respectively.

19. STOCK OPTION PLAN

     On July 19, 1999, the shareholders of the Company approved the Management Equity Agreement Plan (the "Plan"). The Plan authorized the granting of stock options for an aggregate of 3,398 shares of common stock to certain officers and key employees of the Company at an option price of $138.96 which is the estimated fair value on the effective date of the grant. The Options may be exercised only to the extent they have vested. As long as an employee investor remains employed by the Company or its Subsidiaries, 10% of such employee investor's options will become vested annually on March 31 of each year for a five year period commencing March 31, 2000 (each a "Vesting Date"). An additional 10% of an employee investor's options may vest and become exercisable on each Vesting Date, subject to achievement by the Company of target operating performance levels for the Company's then most recently completed fiscal year, which performance targets shall be determined annually in advance by the Board. All remaining options shall vest and become exercisable on July 19, 2006 as long as such employee investor has been and remains continuously employed by the Company as of such date. Upon sale of the Company, all or any portion of the options which have not previously vested shall become vested and exercisable upon the occurrence of such event. The options shall expire on July 19, 2009, if not earlier exercised. No options had vested as of December 31, 1999.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for measuring compensation expense. The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". If the Company had adopted the measurement criteria for calculating compensation expense prescribed by SFAS 123, there would have been no effect on the Company's consolidated financial statements for the nine months ended December 31, 1999.

     In connection with the LISN/Orius transaction, these options were equitably adjusted and converted into options of Orius common stock.

20. SEGMENTS

     Prior to the Orius/LISN transaction on December 15, 1999, the Company operated as one segment in the internal telecom service market providing engineering, furnishing and installation of network equipment and related components and maintenance services. Subsequent to the transaction and to strategically manage its business, the Company has designated an additional operating segment. The external telecom services segment provides installation, design engineering and maintenance of fiber optic, coaxial and copper cable networks for the telecom industry.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

     Identifiable assets for each operating segment at December 31, 1999 are as follows:

                                                                  1999
                                                              ------------
Internal telecom services...................................  $ 91,905,511
External telecom services...................................   152,597,325
                                                              ------------
Total identifiable assets...................................   244,502,836
                                                              ------------
Goodwill....................................................   359,881,615
Corporate...................................................    17,593,381
                                                              ------------
Total assets................................................  $621,977,832
                                                              ============

     Revenues and operating income for the year ended December 31, 1999 are primarily related to the internal telecom services operating segment.

21. COMMITMENTS AND CONTINGENCIES

LEASES

     The Company occupies certain facilities under noncancelable lease agreements classified as operating leases expiring at various dates through fiscal 2002, some of which have options to renew. The Company also leases certain vehicles and equipment under noncancelable operating agreements. Aggregate rental expense was approximately $559,000 and $313,000 for the years ended December 31, 1999 and 1998, respectively. Future minimum lease commitments under these leases are as follows:

                                                               OPERATING
                                                                LEASES
                                                              -----------
For fiscal years ending:
  2000......................................................  $ 2,967,589
  2001......................................................    2,562,525
  2002......................................................    2,431,040
  2003......................................................    2,282,787
  2004......................................................    1,712,527
  Thereafter................................................      382,307
                                                              -----------
                                                              $12,338,775
                                                              ===========

CREDIT LINES ISSUED TO INVESTEES

     As discussed in Note 10, the Company has made loan commitments to two investees. Any loans made pursuant to these commitments are exclusively for working capital purposes. At December 31, 1999, open commitments under these loan agreements total $890,000.

LITIGATION

     The Company is involved in litigation from time to time in the ordinary course of its business. In the opinion of management, it is expected that the ultimate resolution of these matters will not have a material effect on the Company's consolidated financial position or results of operations and cash flows.

22. RELATED PARTY TRANSACTIONS

     Certain subsidiaries of NATG lease administrative offices from partnerships and corporations of which certain officers of the subsidiaries are the general partners or shareholders. The total expense under these arrangements for the period December 15, 1999 to December 31, 1999, was insignificant. Future minimum

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY LISN HOLDINGS, INC.)

lease commitments under these arrangements are $140,715 in 2000, $121,500 in 2001, $83,070 in 2002 and $33,768 in 2003.

23. SUBSEQUENT EVENTS

     On January 31, 2000, the Company purchased Irwin Utilities of Texas, Inc. for $16.8 million.

     On February 9, 2000, NATG and Orius Capital Corp. (the "Issuers"), a wholly owned subsidiary of NATG, issued $150 million of 12 3/4% Senior Subordinated Notes due 2010 (the Notes). The proceeds from the Notes were used to repay the Bridge Loan and a portion of the Senior Term B. The Notes are fully and unconditionally guaranteed by the Company and all operating subsidiaries. Because (i) the direct and indirect subsidiaries are wholly owned by the Company, (ii) there are no nonguarantor direct or indirect subsidiaries, (iii) the guarantees and all direct and indirect subsidiaries are full and unconditional, and joint and several and (iv) management has determined that the financial statements of the guarantors would not be material to investors, financial information of the Issuers and the guarantor subsidiaries has not been disclosed in these financial statements. Additionally, there are no significant restrictions on the Issuers' ability to obtain funds from the subsidiaries by dividend or loan.

     During March 2000, Orius exercised its option to purchase $39.4 million of its outstanding preferred stock and $1.7 million of its common stock. The funds for the exercise of the call options were obtained from the Company's credit facilities and the payment to Orius was reflected as a decrease in the Orius Corp. securities subject to put and call arrangements.

     On March 9, 2000, the Orius Board of Directors authorized a 10 for 1 stock split. All share amounts presented in these financial statements have been restated to reflect the split.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Directors
of Orius Corp.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Orius Corp. and its subsidiaries (formerly NATG Holdings, Inc.) at December 14, 1999 and December 31, 1998, and the results of their operations and their cash flows for the year ended December 31, 1998 and the period ended December 14, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP
Chicago, Illinois

March 31, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

Stockholder and Board of Directors of
Kenya Corporation and Subsidiary
Sheboygan, Wisconsin

     We have audited the accompanying consolidated balance sheet of Channel Communications, Inc. (f/k/a Kenya Corp.) as of December 31, 1997, and the related consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of Kenya Corporation and subsidiary as of December 31, 1997, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with generally accepted accounting principles.

                                        /s/ WILLIAMS YOUNG, LLC

Madison, Wisconsin
February 27, 1998

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

                          CONSOLIDATED BALANCE SHEETS

                 AS OF DECEMBER 14, 1999 AND DECEMBER 31, 1998

                                                                  1999          1998
                                                              ------------   -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  5,513,136   $ 2,252,303
  Accounts receivable, net..................................   101,953,422    33,673,017
  Inventory.................................................    13,966,393     9,542,743
  Costs and estimated earnings in excess of billings, net...    10,340,896            --
  Other current assets......................................     4,932,153       852,481
                                                              ------------   -----------
          Total current assets..............................   136,706,000    46,320,544
Property and equipment, net.................................    37,794,883    15,474,071
Goodwill, net...............................................   102,430,132    26,860,511
Deferred financing costs, net...............................     4,835,284     1,400,527
Other assets, net...........................................     4,583,608       917,986
                                                              ------------   -----------
                                                              $286,349,907   $90,973,639
                                                              ============   ===========
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Current portion of long term debt.........................  $ 10,696,082   $ 5,864,268
  Borrowings under credit facility..........................    13,500,000     6,750,000
  Accounts payable..........................................    22,196,695     8,288,999
  Accrued liabilities.......................................    20,049,076     5,889,749
  Other liabilities.........................................     1,751,450     3,277,386
                                                              ------------   -----------
          Total current liabilities.........................    68,193,303    30,070,402
                                                              ------------   -----------
Long term debt, less current portion........................   157,848,906    42,649,585
Deferred income tax liability...............................     5,718,317     2,594,697
                                                              ------------   -----------
Total liabilities...........................................   231,760,526    75,314,684
                                                              ------------   -----------
Convertible preferred stock.................................    86,355,722     7,340,649
Value of redemption rights associated with junior
  subordinated convertible note.............................     9,417,349       493,358
                                                              ------------   -----------
                                                                95,773,071     7,834,007
                                                              ------------   -----------
Stockholders' equity (deficit):
  Warrants..................................................       868,538            --
  Common stock, par value $.01 per share; 51,804,555 shares
     authorized; 14,437,509 and 10,897,151 shares issued and
     outstanding at December 14, 1999 and December 31, 1998,
     respectively...........................................           140           105
  Additional paid-in capital................................    31,483,834     7,427,745
  Retained earnings (accumulated deficit)...................   (73,536,202)      397,098
                                                              ------------   -----------
          Total stockholders' (deficit) equity..............   (41,183,690)    7,824,948
                                                              ------------   -----------
          Total liabilities and stockholders' (deficit)
             equity.........................................  $286,349,907   $90,973,639
                                                              ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

                       CONSOLIDATED STATEMENTS OF INCOME

    FOR THE PERIODS ENDED DECEMBER 14, 1999, AND DECEMBER 31, 1998 AND 1997

                                                                                      CHANNEL
                                                           1999          1998          1997
                                                       ------------   -----------   -----------
Revenues.............................................  $314,821,066   $81,550,425   $20,267,800
Expenses:
  Direct costs.......................................   237,651,744    59,896,854    15,256,758
  General and administrative.........................    39,721,043     8,645,007     2,260,758
  Depreciation and amortization......................    10,293,153     3,758,708       823,602
                                                       ------------   -----------   -----------
          Total operating expenses...................   287,665,940    72,300,569    18,341,307
                                                       ------------   -----------   -----------
          Income from operations.....................    27,155,126     9,249,856     1,926,493
Other expense (income):
  Interest expense, net..............................    14,006,556     2,507,395       (66,314)
  Other income.......................................      (173,317)      (72,345)      (69,812)
                                                       ------------   -----------   -----------
          Total other expenses.......................    13,833,239     2,435,050      (136,126)
                                                       ------------   -----------   -----------
  Income before provision from income taxes and
     extraordinary item..............................    13,321,887     6,814,806     2,062,619
Provision for income taxes...........................     6,133,638     3,328,290      (137,387)
                                                       ------------   -----------   -----------
          Income before extraordinary charge.........     7,188,249     3,486,516
Extraordinary charge for debt retirement, net of tax
  benefit of $578,000................................       770,000            --            --
                                                       ------------   -----------   -----------
Net income...........................................  $  6,418,249   $ 3,486,516   $ 2,200,006
                                                       ============   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

     FOR THE PERIODS ENDED DECEMBER 14, 1999 AND DECEMBER 31, 1998 AND 1997

                                                                                      CHANNEL
                                                         1999            1998          1997
                                                     -------------   ------------   -----------
Cash flows from operating activities:
  Net income.......................................  $   6,418,249   $  3,486,516   $ 2,200,006
Adjustments to reconcile net income to net cash
  (used in) operating activities:
  Provision for uncollectible accounts.............        874,880        405,284        14,047
  Depreciation and amortization....................     10,293,153      3,758,708       823,602
  Extraordinary Charge.............................        770,000             --            --
  Amortization of deferred financing costs.........        636,502        166,919            --
  Loss (gain) on disposal of assets................             --         53,150       (13,705)
  Deferred income tax benefit......................        272,546       (307,439)     (220,276)
  Charge associated with stock compensation........      5,814,000             --            --
  Changes in assets and liabilities:
     (Increase) in accounts receivable.............    (40,727,147)    (3,859,919)   (2,982,762)
     (Increase) in inventories.....................     (3,593,650)    (9,542,743)           --
     (Increase) in costs and estimated earnings in
       excess of billings..........................     (6,701,936)            --            --
     (Increase) in other assets....................     (7,046,518)       114,337        95,673
     Increase in accounts payable and accrued
       liabilities.................................     16,845,962      2,318,033      (112,602)
     (Decrease) in other liabilities...............       (977,343)      (641,807)   (2,185,326)
                                                     -------------   ------------   -----------
          Net cash (used in) operating
            activities.............................    (17,121,302)    (4,048,961)   (2,381,343)
                                                     -------------   ------------   -----------
Cash flows from investing activities:
  Capital expenditures.............................     (8,924,866)    (3,923,200)     (211,947)
  Proceeds from the sale of assets.................             --         75,510        57,542
  Collection on notes receivable from
     stockholder...................................             --             --       548,614
  Purchases of subsidiaries, net of cash acquired,
     including payment to accounting acquiror in
     1998..........................................    (93,644,558)   (40,934,547)           --
                                                     -------------   ------------   -----------
          Net cash (used in) investing
            activities.............................   (102,569,424)   (44,782,237)      394,209
                                                     -------------   ------------   -----------
Cash flows from financing activities:
  Borrowings on notes payable and line of credit...    302,441,669     61,306,677            --
  Principal payments on notes payable and line of
     credit........................................   (184,012,666)   (13,434,749)           --
  Amounts paid for deferred financing costs........     (5,449,944)    (1,567,446)           --
  Distributions paid to stockholders...............             --         (6,117)   (2,593,439)
  Proceeds from issuance of common stock...........      2,403,123             --            --
  Proceeds from issuance of convertible preferred
     stock, net of costs...........................      7,569,377      4,438,500            --
                                                     -------------   ------------   -----------
          Net cash provided by financing
            activities.............................    122,951,559     50,736,865    (2,593,439)
                                                     -------------   ------------   -----------
Net increase in cash and cash equivalents..........      3,260,833      1,905,667    (4,580,573)
Cash and cash equivalents at beginning of year.....      2,252,303        346,636     4,927,209
                                                     -------------   ------------   -----------
Cash and cash equivalents at end of year...........  $   5,513,136   $  2,252,303   $   346,636
                                                     =============   ============   ===========
Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest.........................................  $  11,832,699   $  2,306,701   $    19,858
                                                     =============   ============   ===========
  Income taxes.....................................  $   6,109,426   $  2,769,243   $ 2,185,326
                                                     =============   ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

     FOR THE PERIODS ENDED DECEMBER 14, 1999 AND DECEMBER 31, 1998 AND 1997

                                                                                                       RETAINED         TOTAL
                                    COMMON STOCK         COMMON STOCK                  ADDITIONAL      EARNINGS     STOCKHOLDERS'
                                  -----------------   -------------------                PAID-IN     (ACCUMULATED      EQUITY
                                  SHARES    AMOUNT      SHARES     AMOUNT   WARRANTS     CAPITAL       DEFICIT)       (DEFICIT)
                                  ------   --------   ----------   ------   --------   -----------   ------------   -------------
Balance at December 31, 1996....    275    $ 27,500           --      --          --   $       386   $  8,512,674   $  8,540,560
  Distributions.................                                                                       (2,593,439)    (2,593,439)
  Net Income....................                                                                        2,200,006      2,200,006
                                   ----    --------   ----------    ----    --------   -----------   ------------   ------------
Balance at December 31, 1997....    275      27,500           --      --          --           386      8,119,241      8,147,127
  Distributions.................                                                                         (166,787)      (166,787)
  Shares exchanged..............   (275)    (27,500)   2,779,387      27          --        27,473             --             --
  Cash payment to accounting
    acquiror....................                                                        (4,440,635)    (7,646,365)   (12,087,000)
  Common stock issued for
    acquisitions................                       8,117,764      78          --    11,840,521             --     11,840,599
  Accretion associated with
    junior subordinated
    convertible note............                                                                         (493,358)      (493,358)
  Accretion associated with
    convertible preferred stock,
    including dividends.........                                                                       (2,902,149)    (2,902,149)
  Net income....................                                                                        3,486,516      3,486,516
                                   ----    --------   ----------    ----    --------   -----------   ------------   ------------
Balance at December 31, 1998....     --          --   10,897,151     105          --     7,427,745        397,098      7,824,948
  Warrants issued...............                                             868,538                                     868,538
  Common stock issued for
    acquisitions................                       2,511,279      25                15,838,476                    15,838,501
  Other common stock
    issuances...................                       1,029,079      10                 2,403,613                     2,403,623
  Charge associated with stock
    compensation................                                                         5,814,000                     5,814,000
  Accretion associated with
    junior subordinated
    convertible note............                                                                       (8,923,991)    (8,923,991)
  Accretion associated with
    junior convertible preferred
    stock, including
    dividends...................                                                                      (71,427,558)   (71,427,558)
  Net income....................                                                                        6,418,249      6,418,249
                                   ----    --------   ----------    ----    --------   -----------   ------------   ------------
Balance at December 14, 1999....     --    $     --   14,437,509    $140    $868,538   $31,483,834   $(73,536,202)  $(41,183,690)
                                   ====    ========   ==========    ====    ========   ===========   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                DECEMBER 14, 1999 AND DECEMBER 31, 1998 AND 1997

1. COMMENCEMENT AND NATURE OF OPERATIONS

     North American Tel-Com Group, Inc. (NATG) was formed in 1997 to create a nationwide provider of comprehensive telecom infrastructure services. Prior to March 31, 1998, NATG had no substantive operations. As further discussed in Note 2, NATG entered into a series of transactions with four other companies on March 31, 1998 and NATG began its commercial operations (the Simultaneous Business Combination). Also discussed in Note 2, NATG went through a reorganization during 1999 that resulted in the formation of Orius Corp. and NATG became an indirect wholly-owned subsidiary of Orius Corp. (the Reorganization).

     Orius Corp. entered into a business combination with LISN Holdings, Inc. on December 15, 1999. That transaction was accounted for as a reverse acquisition purchase with LISN Holdings, Inc. being deemed the accounting acquiror. As a result of the acquisition by LISN Holdings, Inc., the 1999 financial statements present the operations for Orius Corp. and its subsidiaries (the Company) as of and for the period ended December 14, 1999.

2. THE SIMULTANEOUS BUSINESS COMBINATION AND THE REORGANIZATION

THE SIMULTANEOUS BUSINESS COMBINATION

     On March 31, 1998, NATG and several other parties simultaneously entered into a series of transactions and agreements including: a new stockholders' agreement; preferred stock coupled with a redemption agreement (Notes 9 and 10) and a junior subordinated note (Note 8) was issued to HIG Cable, Inc. (HIG), a subsidiary of HIG Capital Management; a credit facility and loan agreement were entered; and four stock exchange agreements were entered. The result of these transactions was the commencement of Orius' operations.

     Pursuant to the new stockholders agreement and the four stock exchange agreements, Channel Communications, Inc. (Channel); Cablemasters Corp. (Cablemasters); Excel Cable Construction, Inc. (Excel); and Mich-Com Cable Services Incorporated (Mich-Com) each exchanged its common stock for common stock of NATG and cash. In accordance with APB Opinion No. 16, Channel was deemed to be the accounting acquiror of the other companies involved in the Simultaneous Business Combination. This designation was made because after giving effect to the transactions on March 31, 1998, Channel held the largest percentage of voting common stock and was the largest entity involved in the Simultaneous Business Combination. Accordingly, the cash paid of $12.1 million to the former Channel shareholders was accounted for as a reduction of Channel's March 31, 1998 equity and no value was ascribed to the NATG shares of common stock received by the former Channel shareholders.

     The 1997 financial statements presented herein are those of Channel.

THE REORGANIZATION

     At December 31, 1998, the organization consisted of eight subsidiaries operating under NATG: Channel; Cablemasters; Excel; Mich-Com; U.S. Cable, Inc. (U.S. Cable); CATV Subscriber Services, Inc. (CATV); Statewide CATV, Inc. (Statewide); and Burn-Techs, Inc. (Burn-Techs). At December 31, 1998, the common stock of NATG was owned by the former owners of these companies and certain executive officers and founders of NATG. HIG Cable, Inc. owned all the outstanding preferred stock.

     On February 8, 1999, a reorganization occurred in connection with the acquisition of four companies and related financing. Orius Corp., a Delaware corporation, was formed, and it formed NATG Holdings, LLC (NATG Holdings), a Delaware limited liability company. Orius Corp. held all of the interest in NATG Holdings. NATG Holdings formed a subsidiary, NATG Merger Sub., which was merged with and

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

into NATG with NATG as the surviving corporation. As a result of the Reorganization, NATG became an indirect wholly owned subsidiary of Orius. The Reorganization resulted in all of the stockholders of NATG holding shares of Orius.

     Shares of common and preferred stock of NATG were converted into one-tenth of a share of common and preferred stock of Orius, respectively. This one-for-ten exchange was the same for all stockholders and has been reflected in these financial statements by restating all share amounts.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     The Company's operations consist primarily of installation, design, engineering, and maintenance services for the telecom industry in the United States.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include Orius Corp. and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates made in the preparation of these financial statements include those related to the revenue recognized and costs and expenses associated with contracts in process at period end, allowances for doubtful accounts, and the estimated lives of long-lived assets. Actual results could differ from those estimates and such differences may be material to the financial statements.

REVENUES

     Prior to the acquisitions made in 1999, substantially all of the Company's revenues were earned from contracts that provided for payments for units delivered by the Company. These contracts generally entitle the Company to revenue for each unit completed. Accordingly, the Company accounts for revenue and related costs associated with these types of contracts using the units-of-delivery revenue recognition method. Revenue is recognized as the related units are completed, and costs allocable to the delivered units are recognized as the cost of earned revenue. Unbilled revenues consist of work-in-process on contracts based on management's estimate of work performed, but not billed. All costs associated with unbilled revenues are recorded as expenses in the same period as the unbilled revenue. The Company also receives advances from customers related to certain of these contracts which are reflected as deferred revenues on the balance sheet.

     With the acquisitions discussed in Note 4, the Company assumed and began to offer contracts under fixed price arrangements. Consequently, the Company modified its revenue recognition policy to include these types of contracts. For fixed price contracts, the Company recognizes revenue and the related costs under the percentage-of-completion method. Revenues and earnings from these contracts are recognized as the related costs are incurred based on the relationship of costs incurred to total estimated contract costs. Costs and estimated earnings in excess of billings for contracts-in-progress represents revenue recognized but not yet billed. Billings in excess of costs and estimated earnings represents billings on contracts for which costs have not yet been incurred and revenue and earnings have not been recognized.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

     Additionally, NATG recognizes revenues from short-term contracts with duration less than two weeks under the completed contract method. Billings and costs are accumulated on the balance sheet, and no profit is recorded before completion or substantial completion of the work.

     At the time a loss on any contract becomes known, the entire amount of the estimated loss is accrued.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the time of purchase. For purposes of the consolidated statements of cash flows, the Company considers these to be cash equivalents.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation and amortization is computed over the estimated useful life of the assets utilizing the straight-line method. The estimated useful lives of the assets are:
buildings -- 20-30 years; leasehold improvements -- the term of the respective lease or the estimated useful life of the improvements, whichever is shorter; vehicles -- 3-7 years; equipment and machinery -- 3-7 years; computer software and hardware -- 3-5 years; and furniture and fixtures -- 5-7 years. Maintenance and repairs are expensed as incurred; expenditures that enhance the value of the property or extend its useful life are capitalized. When assets are sold or returned, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.

INVENTORY

     Inventories are stated at the lower of cost, on a first-in, first-out basis, or market. Inventory consists of items purchased for resale at cost based on terms of customer contracts. Accordingly, there is no cost other than the purchase price of the items purchased included in the carrying value. Substantially all of the Company's inventories can be used in multiple contracts.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values of the Company's financial instruments approximate their recorded values due to the relatively short-terms of the instruments and the floating interest rate of the Company's debt. CONCENTRATIONS OF CREDIT RISK

     Substantially all of the Company's accounts receivable are due from companies within the telecommunications industry located throughout the United States. Credit is extended based on an evaluation of the customer's financial condition and, generally, collateral is not required. Credit losses are provided for in the consolidated financial statements.

     The Company maintains various bank accounts and at times, amounts may be in excess of FDIC insurance limits.

INTANGIBLE ASSETS

     The excess of the purchase price over the fair market value of the tangible net assets of acquired businesses (goodwill) is amortized on a straight-line basis over estimated useful lives of 10 to 25 years. The appropriateness of the carrying value of goodwill is reviewed periodically by the Company at a subsidiary level. An impairment loss for the difference between fair value and recorded value is recognized

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

when the projected undiscounted future cash flows are less than the carrying value of goodwill. No impairment loss has been recognized in the period presented. Amortization expense was $3,321,242 and $766,953 for the fiscal periods ending December 14, 1999 and December 31, 1998, respectively. The intangible assets at December 14, 1999 and December 31, 1998 are net of accumulated amortization of $4,088,196 and $766,953, respectively.

     Deferred financing costs of $5,471,786 and $1,567,446 at December 14, 1999 and December 31, 1998, respectively, are being amortized over the term of the related debt facility. For the period ended December 14, 1999 and December 31, 1998, $636,502 and $166,919, respectively, of amortization expense related to these costs has been included in interest expense.

INCOME TAXES

     Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

     Prior to the transaction on March 31, 1998, the Company, with the consent of its stockholder, has elected to be an S corporation under the Internal Revenue Code. Therefore, no provision or liability for federal and state income taxes has been included for these periods.

STOCK OPTION PLANS

     In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation," which was effective for the Company beginning August 1, 1996. SFAS No. 123 requires expanded disclosures of stock based compensation arrangements with employees, and encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. Under SFAS No. 123, companies are permitted, however, to continue to apply Accounting Principle Board (APB) Opinion No. 25, which recognizes compensation based on the intrinsic value of the equity instrument awarded. The Company applies APB Opinion No. 25 to its stock based compensation awards to employees and properly discloses the required pro forma effect of applying SFAS No. 123 on net income included in Note 15.

RECLASSIFICATIONS

     Certain amounts presented in the prior year financial statements have been reclassified to conform to the current year presentation.

4. ACQUISITIONS

     Orius acquired seven companies during 1998 (excluding Channel) for total consideration of $39.6 million plus transaction related expenses of $1.2 million. The cash paid for acquisitions totaled $27.6 million (net of cash acquired of $3.0 million) and the value of the common stock issued totaled $11.8 million. Additionally, approximately $7.5 million of debt was assumed. All of the 1998 acquisitions were accounted for as purchases and were included in the Company's operations from the dates of acquisition. The total goodwill associated with these transactions was approximately $27.6 million.

     During 1999, five companies were acquired for total consideration of $107.75 million plus transaction related expenses of $1.65 million. Additionally, approximately $7.1 million of debt was assumed. Cash paid for the four acquisitions totaled $91.9 million (net of cash acquired of $4.8 million) and the value of common stock issued (2,511,279 shares) totaled $15.8 million. The purchase price of each acquisition is subject to a customary purchase price adjustment mechanism. All the 1999 acquisitions were accounted

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

for as purchases and were included in the results of operations from the date of acquisition. The goodwill associated with the 1999 acquisitions totaled $78.9 million.

     Pursuant to certain of the purchase agreements, the Company may be required to give additional consideration of cash and Orius common stock to the former acquired-company shareholders upon attainment of specified financial criteria over the periods ended December 31, 1999 and the year ending December 31, 2000. The amount of shares and cash to be issued cannot be determined until the periods expire and the attainment of the criteria is established. The Company accounts for this additional consideration when the specified financial criteria are achieved and it is probable it will be paid. At December 14, 1999, based upon the expected attainment of fiscal 1999 targets for certain acquisitions, additional consideration of $1.5 million has been recorded as additional purchase price and included as a liability to the former stockholders of the acquired companies. If targets are achieved in 2000, the Company may be obligated to pay additional consideration of $2.9 million and issue up to 120,000 shares of common stock.

     Since its commencement of operations, the following acquisitions have been made by Orius:

                                                ACQUISITION      PRIMARY           PRINCIPAL
                                                   DATE          LOCATION          CUSTOMERS
                                                -----------   --------------   ------------------
Cablemasters Corp.............................    3/31/98      Pennsylvania         Cable TV
Excel Cable Construction, Inc.................    3/31/98        Florida            Cable TV
Mich-Com Cable Services Incorporated..........    3/31/98        Florida            Cable TV
U.S. Cable, Inc...............................    6/30/98        Missouri           Cable TV
CATV Subscriber Services, Inc.................    8/31/98     North Carolina        Cable TV
State Wide CATV, Inc..........................    8/31/98        Florida            Cable TV
Burn-Techs, Inc...............................    8/31/98        Florida       Telecommunications
Schatz Underground Cable......................    2/26/99        Missouri      Telecommunications
Copenhagen Utilities & Construction,..........    2/26/99         Oregon       Telecommunications
Das-Co of Idaho...............................    2/26/99         Idaho        Telecommunications
Network Cabling Services......................    2/26/99         Texas         Network Services
Texel Corporation.............................    5/25/99        Virginia       Network Services

     The following unaudited pro forma financial information represents the unaudited pro forma results of operations as if the aforementioned acquisitions completed during the periods ended December 31, 1998 and December 14, 1999 had been completed on January 1, 1998. These pro forma results give effect to increased interest expense for acquisition-related debt and amortization of related goodwill. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have been achieved had these acquisitions been completed on January 1, 1998 nor are the results indicative of the company's future results of operations (in thousands and unaudited).

                                                              PERIOD ENDED    YEAR ENDED
                                                              DECEMBER 14,   DECEMBER 31,
                                                                  1999           1998
                                                              ------------   ------------
Revenues....................................................    $341,368       $264,740
Net income..................................................    $ 10,236       $  9,777

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

5. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     At December 14, 1999, contracts accounted for using the percentage-of-completion method totaling $89.7 million were in process. Costs and estimated earnings, and related billings on uncompleted projects at December 14, 1999 are as follows (in thousands):

Costs and estimated earnings on uncompleted contracts.......  $41,189,851
Billings to date............................................   30,848,955
                                                              -----------
Net costs and estimated earnings in excess of billings......   10,340,896
                                                              ===========
Costs and estimated earnings in excess of billings..........   10,955,078
Billings in excess of costs and estimated earnings..........     (614,182)
                                                              -----------
Net costs and estimated earnings in excess of billings......  $10,340,896
                                                              ===========

6. ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                              DECEMBER 14,   DECEMBER 31,
                                                                  1999           1998
                                                              ------------   ------------
Contract billings...........................................  $ 84,751,120   $23,673,522
Unbilled accounts receivable................................     9,606,214     7,519,615
Retainage...................................................     8,197,404     2,818,579
                                                              ------------   -----------
                                                               102,554,738    34,011,716
Less allowance for doubtful accounts........................      (601,316)     (338,699)
                                                              ------------   -----------
Accounts receivable, net....................................  $101,953,422   $33,673,017
                                                              ============   ===========

     The balances billed but not paid by customers pursuant to retaining provisions in customer contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company's experience with similar contracts, the majority of the retention balances at December 14, 1999 are expected to be collected within the next twelve months. Unbilled accounts receivable relate to the Company's unit based contracts and represent revenue the Company is entitled to based upon the units delivered as of the balance sheet date.

7. PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost less accumulated depreciation and consist of the following:

                                                              DECEMBER 14,   DECEMBER 31,
                                                                  1999           1998
                                                              ------------   ------------
Land, building and leasehold improvements...................  $  4,247,324   $   616,258
Vehicles....................................................    13,823,791    12,957,646
Equipment and machinery.....................................    28,276,378     7,579,213
Office equipment, including furniture and fixtures, and
  computer equipment and software...........................     5,367,356       770,931
                                                              ------------   -----------
                                                                51,714,849    21,924,048
  Less: accumulated depreciation............................   (13,919,966)   (6,449,977)
                                                              ------------   -----------
Property and equipment, net.................................  $ 37,794,883   $15,474,071
                                                              ============   ===========

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

     Certain subsidiaries of the Company have entered into lease arrangements accounted for as capitalized leases. The carrying value of assets under capital leases at December 14, 1999 and December 31, 1998 was $950,227 and $474,326, net of accumulated depreciation of $283,895 and $76,628, respectively. Assets under capital leases are included as a component of vehicles and equipment and machinery.

8. DEBT AND CAPITAL LEASE OBLIGATIONS

                              BANK CREDIT FACILITY

                                                              DECEMBER 14,   DECEMBER 31,
                                                                  1999           1998
                                                              ------------   ------------
Bank credit facility:
  Revolving credit facility, maturing on April 1, 2005;
     interest rate of LIBOR or Federal Funds Rate plus
     0.50%, in either case plus a margin of 2.00% or 0.50%,
     respectively...........................................  $         --   $  6,750,000
  Revolving credit facility, maturing on February 26, 2004;
     interest rate of LIBOR or Federal Funds Rate plus
     0.50%, plus a margin ranging from 2.25% to 3.00% for
     LIBOR and 1.25% to 2.00% for Federal Funds Margin based
     on leverage ratio, beginning June 30, 1999.............    13,500,000             --
  Term loan, amortizing with final payment due April 1,
     2003; interest rate of LIBOR or Federal Funds plus
     0.50%, in either case plus a margin of 2.00% or 0.50%,
     respectively...........................................            --     27,625,000
  Term loan, amortizing with final payment due April 1,
     2005; interest rate of LIBOR or Federal Funds plus
     0.50%, in either case plus a margin of 2.375% or
     0.876%, respectively...................................            --     18,950,000
  Term loan A, amortizing with final payment due December 1,
     2003; interest rate of LIBOR or Federal Funds plus
     0.50%, plus a margin ranging from 2.25% to 3.00% for
     LIBOR and 1.25% to 2.00% for Federal Funds. Margin
     based on leverage ratio, beginning
     June 30, 1999..........................................    92,400,000             --
  Term loan B, amortizing with final payment due December 1,
     2004; interest rate LIBOR on Federal Funds Rate plus
     0.50%, in either case plus a margin of 3.75% or 2.75%,
     respectively...........................................    57,600,000             --
  Term loan C, amortizing with final payment due December 1,
     2005; interest rate LIBOR on Federal Funds Rate plus
     0.50%, in either case plus a margin of 5.00% or 4.00%,
     respectively...........................................    14,231,464             --
  Junior subordinated convertible note, due April 15, 2005,
     interest rate of 9.00%.................................     1,150,000      1,063,750
  Other debt and capital lease obligations..................     3,163,524        875,103
                                                              ------------   ------------
          Total debt and capital lease obligations..........   182,044,988     55,263,853
  Less: current portion.....................................   (24,196,082)   (12,614,268)
                                                              ------------   ------------
  Long-term debt............................................  $157,848,906   $ 42,649,585
                                                              ============   ============

     On February 26, 1999, NATG Holdings entered into a new credit agreement with Merrill Lynch, Pierce Fenner & Smith Incorporated and PNC Bank, National Association ("PNC"), as joint lead arrangers and a new syndication of banks ("New Credit Agreement"). The New Credit Agreement, which was amended on May 24 and September 23, 1999, includes a $50.0 million revolving credit facility,

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

maturing in five years, and a $168.5 million senior secured term loan credit facility. The term loan facility is allocated among a $95.5 million Term A facility, maturing on December 1, 2003; a $58 million Term loan B facility, maturing of December 1, 2004; and a $15 million Term loan C facility, maturing on December 1, 2005. NATG Holdings borrowed under the New Credit Agreement to complete its acquisitions in February and May 1999 and to repay substantially all indebtedness of NATG, and terminate all commitments to make extensions of credit to NATG, under NATG's old credit facility with PNC.

     Amounts under the revolving credit facility and term loan facility bear interest, at NATG Holdings' choice, at either LIBOR plus an applicable margin or the higher of PNC's corporate base rate of interest or the Federal Fund Rate plus 0.50% (the "ABR"), in each case plus an applicable margin. For LIBOR loans, the margin is 3.00% for the revolving credit facility and Term loan A facility, 3.75% for the Term loan B facility and 5.00% for the Term loan C facility. For ABR loans, the margin is 2.00% for the revolving facility and Term loan A facility, 2.75% for the Term loan B facility and 4.00% for the Term loan C facility. Outstanding amounts under the revolving credit facility and term loan facility are secured by substantially all of NATG Holdings' assets and the pledge of all the outstanding shares of common stock of each of Orius' direct and indirect subsidiaries, including NATG. The credit facility also contains affirmative and negative covenants relating to NATG Holdings' operations.

     As a result of the termination and repayment of the indebtedness outstanding under the old credit facility, the deferred financing costs associated with the old credit facility totaling $1,348,000 were written off resulting in an extraordinary charge to income of $770,000, net of tax benefits of $578,000.

CAPITAL LEASE OBLIGATIONS AND EQUIPMENT LOANS

     In addition to the borrowings under the credit facility, certain subsidiaries have obligations outstanding under capital leases and other equipment financing arrangements. The remaining obligations are payable in monthly installments expiring at various dates through June 2003.

MATURITIES

     At December 14, 1999, the estimated aggregate annual repayments for notes payable and capital lease obligations are as follows:

Maturities for fiscal years:
  2000......................................................  $ 24,196,082
  2001......................................................    24,348,597
  2002......................................................    27,073,905
  2003......................................................    26,905,927
  2004......................................................    48,861,646
  Thereafter................................................    30,658,831
                                                              ------------
                                                              $182,044,988
                                                              ============

JUNIOR SUBORDINATED CONVERTIBLE NOTE

     On March 31, 1998, the Company sold to HIG a $1,000,000, 9% junior subordinated convertible note, due April 15, 2005 (the Junior Convertible Note). The debt may be converted at any time, at the option of HIG or at the Company's option upon an initial public offering, into 692,627 shares of the Company's common stock. As further discussed in Note 10, the Company and HIG entered into a redemption agreement that gives HIG certain rights to put its converted common stock to the Company. Due to the conversion feature of the Junior Convertible Note coupled with the redemption rights of HIG, the liability

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

associated with the Junior Convertible Note is adjusted at each balance sheet date to the greater of the principal plus interest due or the fair market value of the converted common stock. At December 14, 1999, the fair market value of the common stock is estimated at $13.38 per share. Accordingly, the liability for the Junior Convertible Note is recorded at $9,267,349. The amount attributable to the accretion to the fair value of the converted common stock for the periods ended December 14, 1999 and December 31, 1998 of $8,923,991 and $493,358, respectively, is recorded as a reduction of retained earnings and on a separate line in the balance sheet. The interest charge for the periods ended December 14, 1999 and December 31, 1998 totaled $90,000 and $63,500, respectively and was recorded as interest expense.

9. CONVERTIBLE PREFERRED STOCK

     During 1998, The company issued 10,000 shares of Series A Convertible Preferred Stock (Series A Preferred) to HIG for $4,438,500, net of $61,500 of issue costs. The Series A Preferred has an 8% cumulative dividend, is convertible to shares of Orius common stock, has full voting rights on an as-if converted basis and its conversion is at the discretion of HIG. Further, HIG was given certain redemption rights discussed in Note 10. In connection with the Reorganization discussed above, the number of shares of common stock into which the Series A Preferred was convertible was changed to 3,116,828. At December 14, 1999 and December 31, 1998, the total recorded value of the Series A Preferred has been determined based upon the convertible common shares into which the Series A Preferred was convertible as of those dates at $2.34 per common share and $13.38 per common share, respectively. The 1998 per common share price was based upon the pricing of the February 26, 1999 Series B Convertible Preferred Stock discussed below and the value of the common stock used in the December 15, 1999 transaction with LISN Holdings, Inc. discussed in Note 19. The accretion to estimated fair value and dividends during the periods ended December 14, 1999 and December 31, 1998 was $34,993,495 and $2,902,149, respectively.

     In connection with the acquisitions on February 26, 1999, HIG Cable West, Inc. purchased 7,596.38 shares of Series B Convertible Preferred Stock (Series B Preferred) for $7,569,377. The Series B Preferred has the same rights as the Series A Preferred and may be converted into 3,252,290 shares of Orius Corp. common stock. At December 14, 1999, the recorded value of the Series B Preferred has been determined based upon the converted common shares of 3,252,290 at $13.38 per share, or $43,515,640. The accretion to estimated fair value and dividends from February 26, 1999 to December 14, 1999 totaled $36,434,063.

10. HIG REDEMPTION RIGHTS

     The Company entered into a redemption agreement on March 31, 1998 with HIG (the Redemption Agreement) that allows HIG to redeem its converted shares of common stock derived from the Series A and Series B Preferred and Junior Convertible Note. Pursuant to the Redemption Agreement, HIG may cause the Company to redeem its converted shares of common stock at the earlier of a sale of the Company, a merger involving the Company, commencement of liquidation or bankruptcy proceedings, or April 15, 2005. Conversion can only occur for all of the shares of Preferred Stock at once and the junior Convertible Note must be converted at the same time. The redemption value of the converted shares of common stock is the greater of fair market value at the date of redemption or the initial purchase price for the Preferred Stock and junior Convertible Note plus any accumulated and unpaid dividends and interest. In the event of an initial public offering of Orius common stock, HIG's redemption rights are terminated.

11. WARRANTS TO PURCHASE COMMON STOCK

     In connection with entering the new credit agreement on February 26, 1999, the Company issued to the joint lead arrangers and certain of the banks that participated in the new credit agreement warrants to

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

purchase a total of 371,853 shares of common stock. The warrants expire March 31, 2009 and entitle the holders to purchase common stock for $.01 per share. The warrants are exercisable any time after the consummation of an initial public offering, September 30, 2003 or in the event of a merger or other change of control.

     The estimated fair market value of the warrants at the date of issuance of $868,538 has been reflected in the separate component of stockholders' equity entitled warrants. An offsetting amount has been reflected as a discount or reduction of the Company's long-term debt. The $858,538 of discount is being recognized as interest expense using the effective interest method over 66 months which is the weighted average life of the credit agreement components including the full capacity of the revolver and the Term A, B and C loans.

12. ISSUANCE OF COMMON STOCK

     On February 26, 1999, the Company issued to certain of its then existing stockholders 1,029,079 shares of common stock in exchange for cash of $2,403,623.

13. INCOME TAXES

     Effective January 1, 1997, Channel elected to be treated as an S corporation for income tax purpose as allowed under the Internal Revenue Code. With this conversion, the Company's net deferred tax balance of $220,276 was reversed as a credit to the provision for income taxes. The tax liabilities for the year ended December 31, 1997 were the responsibility of the individual shareholder. In connection with the transaction on March 31, 1998, the Company's S corporation status was terminated. With this termination, the Company was required to recognize a deferred tax liability and corresponding charge to income of $330,254 with payment to be spread over four years.

     The components of the provision for income taxes for the periods ended December 14, 1999 and December 31, 1998 are as follows:

                                                                 1999         1998
                                                              ----------   ----------
Current
  Federal...................................................  $3,512,646   $2,912,700
  State.....................................................   1,770,446      723,029
                                                              ----------   ----------
                                                               5,283,092    3,635,729
                                                              ----------   ----------

Deferred....................................................     267,205     (555,460)
  Federal...................................................       5,341      (82,213)
                                                              ----------   ----------
  State.....................................................     272,546     (637,693)
                                                              ----------   ----------
          Total tax provision...............................  $5,555,638   $2,998,036
                                                              ==========   ==========

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

     The types of temporary differences between the tax bases of assets and liabilities and their net financial reporting amounts that give rise to the deferred liabilities and assets at December 14, 1999 and December 31, 1998 are as follows:

                                                                 1999         1998
                                                              ----------   ----------
Allowance for doubtful accounts.............................  $  525,750   $  463,327
Other.......................................................     146,521      103,088
                                                              ----------   ----------
          Total deferred tax assets.........................     672,271      566,415
                                                              ----------   ----------
Accumulated depreciation and amortization...................   5,718,307    1,893,553
Reversal of cash basis......................................     931,371    1,267,559
Other.......................................................     886,025           --
                                                              ----------   ----------
          Total deferred tax liabilities....................   7,535,703    3,161,112
                                                              ----------   ----------
          Net deferred tax liability........................  $6,863,432   $2,594,697
                                                              ==========   ==========

     A reconciliation of the expected provision for income taxes at the statutory Federal income tax rate and the actual provision for the period ended December 14, 1999 and December 31, 1998 are as follows:

                                                                1999                1998
                                                          -----------------   -----------------
                                                            AMOUNT      %       AMOUNT      %
                                                          ----------   ----   ----------   ----
Expected total tax at statutory rate....................  $3,753,360   35.0   $2,317,034   34.0
State taxes, net of federal benefit.....................   1,150,673   10.7      519,677    6.8
Nondeductible amortization..............................     919,821    8.6      268,452    2.8
Other, net..............................................    (268,216)  (2.5)    (107,127)  (1.5)
                                                          ----------   ----   ----------   ----
                                                          $5,555,638   51.8   $2,998,036   42.1
                                                          ==========   ====   ==========   ====

14. EMPLOYEE BENEFIT PLANS

     Certain subsidiaries of the Company have defined contribution plans that provide retirement benefits to all employees that elect to participate. Under the plans, participating employees may defer up to 15% of their base pre-tax compensation. Generally, the Company's contributions to the plans are discretionary.

15. STOCK OPTION PLANS

     The Company has reserved 518,045 shares of common stock under its 1998 Incentive Stock Option Plan (the "Plan") which was approved by the stockholders on March 30, 1998. The Plan provides for the granting of options to key employees. Options are exercisable over a period of 10 years. A summary of the status of the Plan as of December 14, 1999 and December 31, 1998 and the changes during the years then ended is presented below:

                                                                                     WEIGHTED
                                                                                     AVERAGE
                                                                        PRICE PER    EXERCISE
                                                              SHARES      SHARE       PRICE
                                                              -------   ----------   --------
Options granted.............................................  340,060   $4.83-8.69    $5.46
                                                              -------   ----------    -----
Options outstanding, December 31, 1998......................  340,060    4.83-8.69     5.46
                                                              -------   ----------    -----
Options granted.............................................  366,820    6.76-8.69     7.37
Options forfeited...........................................   54,868    4.83-8.69     5.99
                                                              -------   ----------    -----
Options outstanding, December 14, 1999......................  652,012   $4.83-8.69    $6.55
                                                              =======   ==========    =====

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

     Grants of options under the plan are accounted for using the intrinsic value method. Accordingly, no compensation cost has been recognized for grants made to date. There would have been no difference in net income for the period ended December 31, 1998 had compensation cost been determined under the provisions of SFAS 123 regarding the minimum fair value of each grant. For purposes of this calculation in 1998, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model. The weighted-average assumptions used in determining fair value as disclosed for SFAS 123 were risk-free interest rates ranging from 5.0% to 5.7% and an option life of six years. There would have been no difference in net income for the period ended December 14, 1999 because the Company accelerated the vesting of all options in connection with the transaction discussed in Note 19. As a result of the acceleration, compensation expense of $5,814,000 was recognized and that amount would have been approximately the same under SFAS No. 123.

16. MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

     The operating subsidiaries obtain contracts from both public and private concerns. For the periods ended December 14, 1999 and December 31, 1998, and 1997 approximately 36%, 56%, and 72%, respectively, of the contract revenues were from three customers (TCI, Time Warner, and MediaOne), with the largest customer representing approximately 16% and 24%, for the two most recent periods, respectively, of the contract revenues.

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade accounts receivable. The three customers noted above represent a significant portion of the Company's customer base. As of December 14, 1999 and December 31, 1998, the total outstanding trade receivables from these customers was approximately $37.4 million and $13 million, respectively, or 38% and 50%, respectively, of the Company's outstanding trade receivables.

17. COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries have entered operating leases covering office facilities, vehicles and equipment that have non-cancelable terms in excess of one year. Certain of these leases contain renewal provisions and generally require the Company to pay insurance, maintenance, and other operating expenses. Total expense incurred under operating lease agreements for the periods ended December 14, 1999 and December 31, 1998 and 1997, were approximately $4,325,647, $1,183,300 and $352,913, respectively.

For fiscal years ending:
  2000......................................................  $ 2,669,705
  2001......................................................    2,250,375
  2002......................................................    2,159,168
  2003......................................................    2,045,102
  2004......................................................    1,459,250
  Thereafter................................................      382,307
                                                              -----------
  Total payments............................................  $10,965,907
                                                              ===========

18. RELATED PARTY TRANSACTIONS

     Certain subsidiaries of the Company lease administrative offices from partnerships and corporations of which certain officers of the subsidiaries are the general partners or shareholders. The total expense under these arrangements was $1,145,747 during the period ended December 14, 1999. The future minimum lease commitments under these arrangements are $700,814 in 2000, $365,140 in 2001, $329,140 in 2002 and 2003 and $55,028 in 2004.

          ORIUS CORP. AND SUBSIDIARIES (FORMERLY NATG HOLDINGS, INC.)

19. SUBSEQUENT EVENTS

     On December 15, 1999, the Company merged with LISN Holdings, Inc. In connection with that transaction, all Orius common stock and common stock equivalents (including the Series A and B Preferred Stock, Junior Convertible Note and stock options) were either cashed out or exchanged for new securities at an equivalent value of $13.38 per share. Additionally, all of the Orius debt was retired.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Orius Corp.

     In our opinion, the accompanying balance sheets and the related statements of operations and of cash flows present fairly, in all material respects, the financial position of U.S. Cable, Inc. at September 30, 1997 and June 30, 1998, and the results of its operations and its cash flows for the year ended September 30, 1997 and the nine months ended June 30, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                            /s/ PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
April 1, 1999

                                U.S. CABLE, INC.

                                 BALANCE SHEETS

                      SEPTEMBER 30, 1997 AND JUNE 30, 1998

                                                                 1997          1998
                                                              -----------   -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 4,251,340   $ 2,069,038
  Accounts receivable.......................................    2,426,636     3,771,432
  Deferred billings.........................................    1,393,030     2,706,321
  Inventory.................................................      315,112       204,609
  Prepaid expenses..........................................      105,678        81,133
  Income tax receivable.....................................           --       574,211
                                                              -----------   -----------
          Total current assets..............................    8,491,796     9,406,744
                                                              -----------   -----------
Property and equipment, net.................................    1,465,180     1,079,415
                                                              -----------   -----------
Other assets................................................      235,111       176,255
                                                              -----------   -----------
          Total assets......................................  $10,192,087   $10,662,414
                                                              ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $   167,433   $        --
  Accounts payable..........................................      665,798     1,014,495
  Accrued payroll and payroll taxes.........................    3,294,402     3,026,879
  Accrued expenses..........................................       74,351        30,918
  Income taxes payable......................................      103,389            --
                                                              -----------   -----------
          Total current liabilities.........................    4,305,373     4,072,292
                                                              -----------   -----------
Long-term debt..............................................      649,187            --
                                                              -----------   -----------
Shareholders' equity:
  Redeemable common stock, no par value, 40,000 shares
     authorized; 36,720 (1997) and 27,356 (1998) shares
     issued and outstanding.................................      901,541     1,904,022
  Retained earnings.........................................    6,329,855     4,686,100
  Less treasury stock, 16,267 (1997) shares at cost.........   (1,993,869)           --
                                                              -----------   -----------
          Total shareholders' equity........................    5,237,527     6,590,122
                                                              -----------   -----------
          Total liabilities and shareholders' equity........  $10,192,087   $10,662,414
                                                              ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                                U.S. CABLE, INC.

                            STATEMENTS OF OPERATIONS

                     FOR THE YEAR ENDED SEPTEMBER 30, 1997
                       AND THE PERIOD ENDED JUNE 30, 1998

                                                                 1997          1998
                                                              -----------   -----------
Revenues....................................................  $16,111,159   $12,354,223
                                                              -----------   -----------
Cost of revenues:
  Materials.................................................      404,374       466,178
  Subcontracting fees.......................................    6,299,154     5,006,676
  Direct labor..............................................    1,860,541     1,445,939
  Overhead expenses.........................................    3,543,693     2,326,318
                                                              -----------   -----------
          Total cost of revenues............................   12,107,762     9,245,111
                                                              -----------   -----------
Gross profit................................................    4,003,397     3,109,112
General and administrative expenses.........................    2,175,709     3,440,357
                                                              -----------   -----------
Income (loss) from operations...............................    1,827,688      (331,191)
                                                              -----------   -----------
Other (income) expenses:
  Interest income...........................................     (125,026)     (134,320)
  Interest expense..........................................       58,885        30,150
  Miscellaneous.............................................      (22,738)     (145,101)
                                                              -----------   -----------
          Total other (income)..............................      (88,879)     (249,271)
                                                              -----------   -----------
Income (loss) before income taxes...........................    1,916,567       (81,974)
Provision (Benefit) for income taxes........................      766,725       (19,598)
                                                              -----------   -----------
Net income (loss)...........................................  $ 1,149,842   $   (62,376)
                                                              ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                                U.S. CABLE, INC.

                            STATEMENTS OF CASH FLOWS

                     FOR THE YEAR ENDED SEPTEMBER 30, 1997
                       AND THE PERIOD ENDED JUNE 30, 1998

                                                                 1997         1998
                                                              ----------   -----------
Cash flows from operating activities
  Net income (loss).........................................  $1,149,842   $   (62,376)
                                                              ----------   -----------
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Gain on investments, net..................................      (2,599)      (29,629)
  Gain on sale of equipment, net............................     (40,028)      (70,947)
  Depreciation..............................................     458,508       334,187
  Equity in earnings of affiliated company..................      (8,398)      (20,259)
  Deferred income tax provision.............................     (25,000)       15,000
  Changes in assets and liabilities
     Accounts receivable....................................     774,118    (1,344,796)
     Deferred billings......................................     650,560    (1,313,291)
     Inventory..............................................      71,361       110,503
     Other assets...........................................       6,396        24,545
     Accounts payable.......................................    (421,080)      348,697
     Accrued payroll and payroll taxes......................     894,596      (267,523)
     Accrued expenses.......................................     (18,385)      (43,433)
     Income taxes payable/receivable........................      78,569      (692,600)
                                                              ----------   -----------
          Total adjustment..................................   2,418,618    (2,949,546)
                                                              ----------   -----------
Net cash provided (used) by operating activities............   3,568,460    (3,011,922)
                                                              ----------   -----------
Cash flows from investing activities:
  Purchases of property and equipment.......................    (699,134)     (493,830)
  Proceeds from sale of property and equipment..............     146,856       616,355
  Proceeds from distributions of investment earnings........      30,654            --
  Proceeds from sale of investments.........................          --       120,049
  Net increase in cash value of life insurance..............     (15,026)      (11,305)
                                                              ----------   -----------
Net cash (used in) provided by investing activities.........  $ (536,650)  $   231,269
                                                              ----------   -----------
Cash flows from financing activities:
  Proceeds from borrowing on long-term debt.................     391,730            --
  Principal payments on long-term debt......................    (561,999)     (816,620)
  Payments of dividends to shareholders.....................    (207,392)     (205,056
  Sales of treasury stock...................................   1,132,328     1,620,027
  Purchases of treasury stock...............................    (391,730)           --
                                                              ----------   -----------
Net cash provided by financing activities...................     362,937       598,351
                                                              ----------   -----------
Net decrease increase in cash and cash equivalent...........   3,394,747    (2,182,302)
Cash and cash equivalent --
  Beginning of year.........................................     856,593     4,251,340
                                                              ----------   -----------
Cash and cash equivalent --
  End of year...............................................  $4,251,340   $ 2,069,038
                                                              ==========   ===========

    The accompanying notes are an integral part of the financial statements.

                                U.S. CABLE, INC.

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                     FOR THE YEAR ENDED SEPTEMBER 30, 1997
                     AND FOR THE PERIOD ENDED JUNE 30, 1998

                                               COMMON STOCK                        TREASURY STOCK
                                            -------------------    RETAINED     --------------------
                                            SHARES     AMOUNT      EARNINGS     SHARES     AMOUNT
                                            ------   ----------   -----------   ------   -----------
BALANCE AT SEPTEMBER 30, 1996.............  36,720   $  232,174   $ 5,387,405   19,697   $(2,065,100)
  Net income..............................                          1,149,842
  Dividends paid..........................                           (207,392)
  Purchases of 1,822 shares...............                                       1,822      (391,730)
  Sales of 5,252 shares...................              669,367                 (5,252)      462,961
                                            ------   ----------   -----------   ------   -----------
BALANCE AT SEPTEMBER 30, 1997.............  36,720   $  901,541   $ 6,329,855   16,267   $(1,993,869)
  Net loss................................                            (62,376)
  Dividends...............................                           (205,056)
  Sales of 6,903 shares...................            1,017,666                 (6,903)      602,361
  Retirement of 9,364 shares..............  (9,364)     (15,185)   (1,376,323)  (9,364)    1,391,508
                                            ------   ----------   -----------   ------   -----------
BALANCE AT JUNE 30, 1998..................  27,356   $1,904,022   $ 4,686,100       --   $        --
                                            ======   ==========   ===========   ======   ===========

    The accompanying notes are an integral part of the financial statements.

                                U.S. CABLE, INC.

                         NOTES TO FINANCIAL STATEMENTS

                       THE YEAR ENDED SEPTEMBER 30, 1997
                     AND FOR THE PERIOD ENDED JUNE 30, 1998

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of certain significant accounting policies followed in the preparation of the financial statements.

PRINCIPAL ACTIVITIES

     U.S. Cable, Inc. (the "Company,") incorporated on December 12, 1963, is a cable installation contractor for cable companies throughout the United States. During the course of its business, the Company grants unsecured credit to its customers.

BASIS OF ACCOUNTING

     The Company's policy is to prepare its financial statements on the accrual basis of accounting.

REVENUE RECOGNITION

     Revenue is recorded as units and footages are actually installed. If the unit price of a contract is determined to be below estimated cost, the entire estimated ultimate loss is accrued.

DEFERRED BILLINGS

     Deferred billings consist of unbilled accounts receivable for work performed prior to the balance sheet date. All costs associated with the deferred billings are also recognized as expenses as of the balance sheet date.

ACCOUNTS RECEIVABLE

     Accounts receivable include amounts that represent retainage on contracts which is collectible at the conclusion of the contracts. Retainage included in the accounts receivable balance totaled $288,770 and $607,200 as of September 30, 1997 and June 30, 1998, respectively. Historically, the Company has not experienced any significant bad debts or pricing adjustments and, accordingly, there is no provision for bad debts or other allowances recorded as of any balance sheet date.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include all highly liquid investments purchased with original maturities of three months or less.

INVENTORY

     Inventory is stated at the lower of cost, on a first-in, first-out (FIFO) basis, or market. Inventory consists primarily of purchased materials used in the installation of cable systems.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using various accelerated and straight-line methods. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to expense as incurred. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and resulting gain or loss included in other income.

                                U.S. CABLE, INC.

TREASURY STOCK

     The Company's common stock is no par value. When common stock is repurchased, it is recorded as treasury stock at the cost of repurchase. When treasury stock is sold, treasury stock is reduced by the lesser of the sale price or original cost with any excess proceeds over cost used to increase common stock. All treasury stock was retired during the period ended June 30, 1998.

INCOME TAXES

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes, which have not been material, are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The fair values of the Company's financial instruments approximate the carrying values due to their short-term maturities.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

     Estimates are used in the Company's revenue recognition of work-in-process, costs associated with the work-in-progress, allowances for doubtful accounts, depreciation and amortization, and in the estimated lives of assets.

NOTE 2 -- STATEMENT OF CASH FLOWS

     For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                                                                1997      1998
                                                              --------   -------
Cash paid during the year for:
Interest....................................................  $ 59,714   $49,732
                                                              ========   =======
Income taxes................................................  $713,156   $83,791
                                                              ========   =======

                                U.S. CABLE, INC.

NOTE 3 -- PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following:

                                                                 1997          1998
                                                              -----------   -----------
Land........................................................  $   140,075   $        --
Buildings and improvements..................................      414,903            --
Vehicles....................................................    1,170,674     1,398,052
Construction equipment......................................      848,179       885,981
Office equipment............................................      117,477        68,701
                                                              -----------   -----------
                                                                2,691,308     2,352,734
Accumulated depreciation....................................   (1,598,441)   (1,614,133)
                                                              -----------   -----------
          Total.............................................  $ 1,092,867   $   738,601
                                                              ===========   ===========

NOTE 4 -- INVESTMENT IN AFFILIATED COMPANY

     The Company has an investment in an affiliated company which is accounted for using the equity method of accounting. The total investment was $19,026 at September 30 1997. The Company sold its interest in the affiliated company during 1998 for $62,144 resulting in a gain of $38,789. Cash received from the affiliates in the form of distributions has not been significant.

NOTE 5 -- LONG-TERM DEBT

     Long-term debt at September 30, 1997 consists of the following:

                                                                1997
                                                              ---------
Promissory note to shareholder with annual installments of
  $83,143 plus interest at the one-year U.S. Treasury Bill
  rate determined at each anniversary.......................  $ 415,714
Promissory note to shareholder payable in monthly
  installments of $1,032 including interest at 8.75% secured
  by certain land...........................................     37,232
Promissory note to shareholder payable in monthly
  installments of $1,032 including interest at 8.75% secured
  by certain land...........................................     37,232
Promissory note to shareholder, payable in annual
  installments of $65,288 plus interest (tied to the rate on
  US Treasury Bills)........................................    326,442
                                                              ---------
          Total.............................................    816,620
Less current portion........................................   (167,433)
                                                              ---------
          Total.............................................  $ 649,187
                                                              =========

NOTE 6 -- INCOME TAXES

     The components of the provision for income taxes are:

                                                              SEPTEMBER 30,   JUNE 30,
                                                                  1997          1998
                                                              -------------   --------
Current:
  Federal...................................................    $664,369      $(20,676)
  State.....................................................     127,356       (13,922)
                                                                --------      --------
                                                                 791,725       (34,598)
Deferred....................................................     (25,000)       15,000
                                                                --------      --------
Total tax provision (benefit)...............................    $766,725      $(19,598)
                                                                ========      ========

                                U.S. CABLE, INC.

     The difference between income tax expense (or benefit) calculated by multiplying the Federal statutory rate by income (or loss) before income taxes and the reported amount of income tax expense (or benefit) is due state taxes and nondeductible meals and entertainment expenses. Deferred tax assets and liabilities are not significant.

NOTE 7 -- RETIREMENT PLAN

     The Company has a qualified 401(k) profit sharing plan covering all full-time employees employed one year. The Company matches 100% of the employee deferral amount up to 2.5% of the employee's compensation. Total Company contributions were $38,937 for the year ended September 30, 1997, and $30,845 for the period ended June 30, 1998.

NOTE 8 -- COMMON STOCK

     All of the common stock of U.S. Cable, Inc., is subject to an agreement between the company and its shareholders who have the right to require the Company to repurchase shares at fair market value in the event of death, retirement and certain financial hardships.

NOTE 9 -- CONCENTRATIONS OF BANK BALANCE

     The Company maintains accounts with a bank totaling $4,251,340 and $2,069,038 at September 30, 1997 and June 30, 1998, respectively. The cash at this bank is primarily invested in cash equivalents.

NOTE 10 -- CONCENTRATION OF CUSTOMERS

     Sales to three major customers; Media One, Time Warner and Cox Communications, who operate cable television networks, for the year ended September 30, 1997 and the period ended June 30, 1998 were $13,889,838 and $10,857,676, respectively representing 95%, 86% and 88% of sales, respectively. Account receivable from the three major customers at September 30, 1997 and June 30, 1998 were $3,475,362, and $6,102,784, and, respectively representing 91% and 94% of account receivable balance, respectively.

NOTE 11 -- DIVIDEND

     The Board of Directors of the Company declared and paid the dividends of $11 and $8 per share for the year ended September 30, 1997 and the period ended June 30, 1998, respectively.

NOTE 12 -- RELATED PARTY TRANSACTIONS

     The Company paid consultancy fees of $250,000 to its shareholders for the period ended June 30, 1998 in connection with the negotiation of the sale of the Company's common stock to North American Tel-Com Group, Inc. ("NATG"). These amounts were recorded as administrative expenses.

     The Company sold certain land, buildings, construction equipment and other investments to a shareholder for $672,894 during the period ended June 30, 1998 resulting in a gain of approximately $110,000 which was recorded as miscellaneous income. Management believes the prices paid by the shareholder approximated fair market value.

     The Company sold and purchased shares of common stock to certain employees of the Company during all the periods presented. The share prices for these transactions were determined by a formula which management believes resulted in share prices that approximated the fair value of the common stock. There were no differences between the formula prices per share and the prices per share paid or received by the company. Accordingly, no compensation expense was recorded in the financial statements for any of these transactions.

                                U.S. CABLE, INC.

NOTE 13 -- LEASE COMMITMENT

     Prior to June 30, 1998, the Company sold its building to a shareholder and leased it back commencing from July 1, 1998 under a capital lease agreement. Under the capital lease agreement, the Company is required to pay the annual lease payment for a term of five years commencing from July 1, 1998. The lease payments are as follows:

1999........................................................  $ 60,000
2000........................................................    60,000
2001........................................................    60,000
2002........................................................    60,000
2003........................................................    60,000
                                                              --------
                                                               300,000
Less: Imputed interest......................................   (54,567)
                                                              --------
                                                              $245,433
                                                              ========

NOTE 14 -- SALE OF COMMON STOCK

     On June 30, 1998 the Company's shareholders entered into a stock exchange agreement with NATG. Pursuant to that transaction, all the shares of the Company's common stock were exchanged for cash and shares of NATG common stock. The financial statements of the Company as of and for the period ended June 30, 1998 do not reflect the share exchange agreement.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
of Das-Co of Idaho, Inc.:

     In our opinion, the accompanying balance sheet and the related statements of income, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Das-Co of Idaho, Inc. (the "Company") at February 26, 1999, and the results of its operations and its cash flows for the period January 1, 1999 through February 26, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
August 16, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
of Das-Co of Idaho, Inc.

     In our opinion, the accompanying balance sheets and the related statements of income, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Das-Co of Idaho, Inc. (the "Company") at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Boise, Idaho
May 3, 1999

                             DAS-CO OF IDAHO, INC.

                                 BALANCE SHEET

                                                                              DECEMBER 31,
                                                          FEBRUARY 26,   -----------------------
                                                              1999          1998         1997
                                                          ------------   ----------   ----------
ASSETS
Current assets:
     Cash and cash equivalents..........................  $ 1,498,988    $  826,986   $  283,383
     Accounts receivable................................    5,213,097     4,551,536    4,182,269
     Unbilled accounts receivable for
       contracts-in-process.............................      390,136       433,416      844,114
     Inventory..........................................      213,501       166,881      159,526
     Other current assets...............................       19,087         3,213       59,412
                                                          -----------    ----------   ----------
          Total current assets..........................    7,334,809     5,982,032    5,528,704
Property and equipment, net.............................    2,966,524     3,097,182    3,422,112
                                                          -----------    ----------   ----------
          Total assets..................................  $10,301,333    $9,079,214   $8,950,816
                                                          ===========    ==========   ==========
LIABILITIES
Current liabilities:
     Current portion of long-term debt..................  $   175,780    $  208,500   $  206,180
     Accounts payable...................................    2,359,590     1,258,516      683,810
     Accrued liabilities................................      205,482       115,662      127,982
     Profit sharing contribution payable................       16,667       100,000      100,000
     Deferred revenue...................................           --       306,669           --
                                                          -----------    ----------   ----------
          Total current liabilities.....................    2,757,519     1,989,347    1,117,972
Long-term debt..........................................      284,829       284,828      510,154
                                                          -----------    ----------   ----------
          Total liabilities.............................    3,042,348     2,274,175    1,628,126
                                                          -----------    ----------   ----------
Contingencies and Commitments (Note 8)..................           --            --           --

STOCKHOLDERS' EQUITY
Common stock, par value $1 per share; 5,000 shares
  authorized and issued (including 1,200 shares held in
  treasury).............................................        5,000         5,000        5,000
Retained earnings.......................................    7,259,292     6,805,346    7,322,997
                                                          -----------    ----------   ----------
          Total.........................................    7,264,292     6,810,346    7,327,997
Less treasury stock, at cost............................       (5,307)       (5,307)      (5,307)
                                                          -----------    ----------   ----------
          Total stockholders' equity....................    7,258,985     6,805,039    7,322,690
                                                          -----------    ----------   ----------
          Total liabilities and stockholders' equity....  $10,301,333    $9,079,214   $8,950,816
                                                          ===========    ==========   ==========

    The accompanying notes are an integral part of the financial statements.

                             DAS-CO OF IDAHO, INC.

                              STATEMENTS OF INCOME

                        FOR THE PERIOD AND YEARS ENDED:

                                                       JANUARY 1, 1999
                                                           THROUGH             DECEMBER 31,
                                                        FEBRUARY 26,     -------------------------
                                                            1999            1998          1997
                                                       ---------------   -----------   -----------
Revenues.............................................    $5,292,295      $21,778,456   $19,126,148
                                                         ----------      -----------   -----------
Costs and expenses:
  Cost of revenues...................................     3,639,454       15,415,090    13,682,534
  Selling, general and administrative................       402,357        3,900,768     3,502,691
                                                         ----------      -----------   -----------
          Total......................................     4,041,811       19,315,858    17,185,225
                                                         ----------      -----------   -----------
Income from operations...............................     1,250,484        2,462,598     1,940,923
Other income (expense):
  Interest income....................................         9,121           86,981        62,683
  Interest expense...................................        (5,659)         (42,914)      (72,991)
  Gain (loss) on disposal of assets..................            --           (4,238)        6,848
                                                         ----------      -----------   -----------
Income before income tax provision...................     1,253,946        2,502,427     1,937,463
Provision for income taxes...........................            --               --            --
                                                         ----------      -----------   -----------
          Net income.................................    $1,253,946      $ 2,502,427   $ 1,937,463
                                                         ==========      ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                             DAS-CO OF IDAHO, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                            COMMON STOCK                                  TOTAL
                                           ---------------    RETAINED     TREASURY   STOCKHOLDERS'
                                           SHARES   AMOUNT    EARNINGS      STOCK        EQUITY
                                           ------   ------   -----------   --------   -------------
Balance at December 31, 1996.............  5,000    $5,000   $ 6,715,534   $(5,307)    $ 6,715,227
Net income...............................                      1,937,463                 1,937,463
Distributions............................                     (1,330,000)               (1,330,000)
                                           -----    ------   -----------   -------     -----------
Balance at December 31, 1997.............  5,000     5,000     7,322,997    (5,307)      7,322,690
Net income...............................                      2,502,427                 2,502,427
Distributions............................                     (3,020,078)               (3,020,078)
                                           -----    ------   -----------   -------     -----------
Balance at December 31, 1998.............  5,000     5,000     6,805,346    (5,307)      6,805,039
Net income...............................                      1,253,946                 1,253,946
Distributions............................                       (800,000)                 (800,000)
                                           -----    ------   -----------   -------     -----------
Balance at February 26, 1999.............  5,000    $5,000   $ 7,259,292   $(5,307)    $ 7,258,985
                                           =====    ======   ===========   =======     ===========

    The accompanying notes are an integral part of the financial statements.

                             DAS-CO OF IDAHO, INC.

                            STATEMENTS OF CASH FLOWS

                        FOR THE PERIOD AND YEARS ENDED:

                                                        JANUARY 1, 1999
                                                            THROUGH             DECEMBER 31,
                                                          FEBRUARY 26,     -----------------------
                                                              1999            1998         1997
                                                        ----------------   ----------   ----------
Increase (decrease) in cash and cash equivalents from:
OPERATING ACTIVITIES:
  Net income..........................................     $1,253,946      $2,502,427   $1,937,463
  Adjustments to reconcile net cash provided by
     operating activities:
     Depreciation and amortization....................        131,229         937,988      883,658
     (Gain) loss on disposal of assets................             --           4,238       (6,848)
  Changes in assets and liabilities:
     Accounts receivable..............................       (661,561)       (369,267)  (1,439,915)
     Unbilled accounts receivable for
       contracts-in-process...........................         43,280         410,698     (352,258)
     Inventories......................................        (46,620)         (7,355)    (139,356)
     Other current assets.............................        (15,875)         56,199      (15,852)
     Accounts payable.................................      1,101,074         574,706       30,677
     Accrued liabilities..............................         89,820         (12,320)      62,631
     Deferred revenue.................................       (306,669)        306,669           --
     Other............................................        (83,902)             --           --
                                                           ----------      ----------   ----------
  Net cash inflow from operating activities...........      1,504,722       4,403,983      960,200
                                                           ----------      ----------   ----------
INVESTING ACTIVITIES:
     Capital expenditures.............................             --      (1,014,322)    (758,280)
     Proceeds from sale of assets.....................             --          90,362        6,848
                                                           ----------      ----------   ----------
  Net cash outflow from investing activities..........             --        (923,960)    (751,432)
                                                           ----------      ----------   ----------
FINANCING ACTIVITIES:
     Principal payments on long-term debt.............        (32,720)       (223,006)    (177,713)
     Distributions....................................       (800,000)     (2,713,414)  (1,330,000)
                                                           ----------      ----------   ----------
  Net cash outflow from financing activities..........       (832,720)     (2,936,420)  (1,507,713)
                                                           ----------      ----------   ----------
  Net cash inflow (outflow) from all activities.......        672,002         543,603   (1,298,945)
  Cash and cash equivalents at beginning of year......        826,986         283,383    1,582,328
                                                           ----------      ----------   ----------
  Cash and cash equivalents at end of year............     $1,498,988      $  826,986   $  283,383
                                                           ==========      ==========   ==========
Supplemental disclosure of cash flow information:
  Cash paid for interest..............................     $    4,448      $   42,914   $   72,991
  Noncash investing and financing activities:
     Distribution of equipment to stockholders........     $       --      $  306,664   $       --

    The accompanying notes are an integral part of the financial statements.

                             DAS-CO OF IDAHO, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     DAS-CO of Idaho, Inc. (the Company) is primarily engaged in the business of installing underground utility, telephone, and cable transmission lines. The Company is headquartered in Nampa, Idaho, and has offices in Twin Falls and Pocatello, Idaho. The Company performs work under contracts with utility and communications companies primarily in the Western United States.

     On February 26, 1999 (the "acquisition date"), the Company was sold to North American Tel-Com Group, Inc.(NATG) headquartered in West Palm Beach, Florida, (the acquisition).

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences may be material to the financial statements.

     Revenue: Revenues from contracts are recognized as the related costs are incurred based on the relationship of costs incurred to total estimated contract costs. Unbilled accounts receivable for contracts-in-process represents revenue recognized but not billed. Deferred revenue represents billings on contracts for which costs have not yet been incurred and revenue has not been recognized. At the time a loss on a contract becomes known, the entire amount of the estimated loss is accrued.

     Cash and cash equivalents: Cash and cash equivalents include cash balances on deposit with banks, overnight repurchase agreements, and various other financial instruments purchased with a remaining maturity of three months or less. At times, balances on deposit with banks may exceed amounts insured by the Federal Deposit Insurance Corporation.

     Inventory: Inventories are stated at the lower of cost, on a first-in, first-out basis, or market.

     Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization is computed over the estimated useful life of the assets utilizing the straight-line method. The estimated useful lives of the assets are: leasehold improvements -- the term of the respective lease or the estimated useful life of the improvements, whichever is shorter; vehicles -- 5 years; equipment and machinery -- 5 years; computer equipment -- 3-5 years; and other equipment -- 10 years. Maintenance and repairs are expensed as incurred; expenditures that enhance the value of the property or extend its useful life are capitalized. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.

     Income Taxes: Prior to the acquisition date, the Company was an S corporation for income tax purposes, and accordingly, any income tax liabilities for the periods prior to acquisition were the responsibility of the respective stockholders.

     Subsequent to the acquisition date, the Company became part of the consolidated group for federal income tax purposes.

                             DAS-CO OF IDAHO, INC.

2. ACCOUNTS RECEIVABLE:

     Accounts receivable consist of the following:

                                                                               DECEMBER 31,
                                                           FEBRUARY 26,   -----------------------
                                                               1999          1998         1997
                                                           ------------   ----------   ----------
Contract billings........................................   $4,385,190    $4,117,007   $4,180,459
Retainages...............................................      827,907       434,529        1,810
                                                            ----------    ----------   ----------
          Total..........................................   $5,213,097    $4,551,536   $4,182,269
                                                            ==========    ==========   ==========

     The balances billed but not paid by customers pursuant to retainage provisions in customer contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company's experience with similar contracts in recent years, retainages are expected to be collected within twelve months.

3. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following:

                                                                             DECEMBER 31,
                                                        FEBRUARY 26,   -------------------------
                                                            1999          1998          1997
                                                        ------------   -----------   -----------
Land and leasehold improvements.......................  $   282,400    $   282,400   $   267,601
Equipment and machinery...............................    5,083,807      5,149,400     5,224,075
Vehicles..............................................    2,274,269      2,274,269     2,048,723
Office equipment......................................      252,865        252,865       256,175
Computer equipment....................................      128,337        128,337       134,337
                                                        -----------    -----------   -----------
                                                          8,021,678      8,087,271     7,930,911
Less accumulated depreciation and amortization........   (5,055,154)    (4,990,089)   (4,508,799)
                                                        -----------    -----------   -----------
Property and equipment, net...........................  $ 2,966,524    $ 3,097,182   $ 3,422,112
                                                        ===========    ===========   ===========

4. DEBT:

     Long-term debt consists of the following:

                                                                               DECEMBER 31,
                                                            FEBRUARY 26,   ---------------------
                                                                1999         1998        1997
                                                            ------------   ---------   ---------
Contract payable with monthly payments of $19,802,
  including interest at 7.062%, due April 2001; equipment
  is pledged as collateral................................   $ 460,609     $ 493,328   $ 704,606
Contract payable with monthly payments of $1,099,
  including interest at 7.9%, due November 1998; equipment
  is pledged as collateral................................          --            --      11,728
                                                             ---------     ---------   ---------
                                                               460,609       493,328     716,334
Less current portion......................................    (175,780)     (208,500)   (206,180)
                                                             ---------     ---------   ---------
Total long-term debt......................................   $ 284,829     $ 284,828   $ 510,154
                                                             =========     =========   =========

     At February 26, 1999, the Company had an unsecured $1 million revolving line of credit available through a financial institution, bearing interest at 2% over the LIBOR index rate (7.94% at February 26, 1999). The note was guaranteed by the stockholders. There were no amounts outstanding at February 26,

                             DAS-CO OF IDAHO, INC.

1999 and December 31, 1998 and 1997. As part of the acquisition, the line of credit agreement was terminated.

     Maturities of long-term debt at February 26, 1999 are as follows:

1999........................................................   $175,780
2000........................................................    223,583
2001........................................................     61,246
                                                               --------
                                                               $460,609
                                                               ========

5. PROFIT SHARING PLAN:

     The Company sponsors a 401(k) profit sharing plan covering substantially all full-time employees. Company discretionary contributions to the plan totaled $16,667, $100,000 and $100,000 for 1999, 1998 and 1997, respectively.

6. TRANSACTIONS WITH RELATED PARTY:

     During 1999, the Company leased office and shop facilities from businesses owned by a related party on a month-to-month basis. On February 26, 1999 these lease agreements were restructured to require minimum annual lease payments of $168,744 for each of the next five years. Rental expense for these leases totalled $169,200, $155,000 and $28,124 for 1997, 1998 and 1999, respectively.

7. MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK:

     In 1999, revenues from two customers represented approximately 67% and 21%; in 1998, revenues from three customers represented approximately 41%, 13%, and 12% of total revenue; and in 1997, revenues from three customers represented approximately 50%, 16%, and 15% of total revenue.

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company grants credit, generally without collateral, to its customers, which include utility companies, telecommunications providers and commercial companies located primarily in the Western United States. Consequently, the Company is subject to potential credit risk related to changes in business and economic factors throughout the Western United States.

8. CONTINGENCIES AND COMMITMENTS:

     The company is subject to lawsuits and other legal claims in the normal course of its operations. Management believes that the resolution of any such lawsuits and legal claims, if any, will not have a material impact on the Company's financial position, results of operations or cash flows.

9. SALE OF COMMON STOCK

     On February 26, 1999 the Company's shareholders entered into a stock exchange agreement with NATG. Pursuant to the agreement, all the shares of the Company's common stock were exchanged for cash and shares of NATG common stock. The financial statements of the Company as of and for the period ended February 26, 1999 do not reflect the share exchange agreement.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Schatz Underground Cable, Inc. and Orius Corp.

     We have audited the accompanying balance sheet of Schatz Underground Cable, Inc. as of December 31, 1998 and 1997, and the related statements of income, retained earnings and cash flows for the two years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schatz Underground Cable, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the two years ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ MILHOUSE, MARTZ & NEAL, L.L.P.

Maryland Heights, Missouri
February 17, 1999

                         SCHATZ UNDERGROUND CABLE, INC.

                                 BALANCE SHEET

                           DECEMBER 31, 1998 AND 1997

                                                                 1998          1997
                                                              -----------   -----------
ASSETS
Current assets:
  Cash (Note 12)............................................  $ 2,080,720   $   917,337
  Accounts receivable, trade (Notes 1, 4 & 11)..............    5,533,608     4,947,062
  Inventory (Notes 1, 2 & 4)................................      873,287       391,886
  Prepaid expenses..........................................      269,579       210,762
  Deferred income tax benefit (Note 6)......................    1,193,204        47,200
  Prepaid income taxes......................................           --            --
                                                              -----------   -----------
          Total current assets..............................    9,950,398     6,514,247
Property, plant and equipment (Notes 1 & 3).................    7,483,645     6,858,690
Other assets (Note 1).......................................       19,332        13,615
                                                              -----------   -----------
          Total assets......................................  $17,453,375   $13,386,552
                                                              ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable, line of credit (Note 4)....................  $        --   $        --
  Notes payable, current (Note 5)...........................    2,543,486     2,115,383
  Accounts payable..........................................      540,973       535,598
  Accrued salaries..........................................    3,672,358       473,300
  Accrued income taxes......................................      225,784       448,877
  Other accrued expenses....................................      268,775       200,469
  Customer deposits.........................................      316,498       386,233
                                                              -----------   -----------
          Total current liabilities.........................    7,567,874     4,159,860
Notes payable, long-term (Note 5)...........................    4,182,397     3,829,194
Deferred income taxes (Note 6)..............................      163,769       186,000
Stockholders' equity:
  Common stock, $1 par value; authorized 30,000 shares;
     issued and outstanding 1,000 shares....................        1,000         1,000
  Paid-in capital...........................................        7,392         7,392
  Retained earnings.........................................    5,530,943     5,203,106
                                                              -----------   -----------
          Total stockholders' equity........................    5,539,335     3,211,498
                                                              -----------   -----------
          Total liabilities and stockholders equity.........  $17,453,375   $13,386,552
                                                              ===========   ===========

    The accompanying notes are an integral part of the Financial Statements.

                         SCHATZ UNDERGROUND CABLE, INC.

                   STATEMENT OF INCOME AND RETAINED EARNINGS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                 1998           1997
                                                              -----------    -----------
Revenues, net...............................................  $31,254,221    $29,530,683
Direct costs................................................   21,065,985      2,229,328
                                                              -----------    -----------
  Gross margin..............................................   10,188,236      7,237,398
General and administrative expenses.........................    9,136,881      4,948,418
                                                              -----------    -----------
  Income from operations....................................    1,051,355      2,288,980
Other income (expense):
  Interest income...........................................       61,373         33,031
  Other income..............................................       34,699         56,104
  Gain on sale of equipment.................................       41,249         (4,282)
  Interest expense..........................................     (636,850)      (582,709)
  Total other expense.......................................     (499,529)      (497,856)
                                                              -----------    -----------
  Income before provision for income taxes..................      551,826      1,791,124
Provision for income taxes (Note 6):
  Current...................................................    1,392,224        728,420
  Deferred..................................................   (1,168,235)       (20,084)
                                                              -----------    -----------
                                                                  223,989        701,336
                                                              -----------    -----------
  Net income................................................      327,837      1,082,788
Retained earnings, beginning of year........................    5,203,106      4,120,318
                                                              -----------    -----------
  Retained earnings, end of year............................  $ 5,530,943    $ 5,203,106
                                                              ===========    ===========

    The accompanying notes are an integral part of the Financial Statements.

                         SCHATZ UNDERGROUND CABLE, INC.

                            STATEMENT OF CASH FLOWS

                     FOR THE YEARS ENDED DECEMBER 31, 1998

                                                                   1998           1997
                                                                -----------    -----------
Cash flows from operating activities:
  Net income................................................    $   327,837    $ 1,082,788
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Gain on disposal of property, plant and equipment......        (41,249)         4,282
       Depreciation and amortization........................      2,200,018      1,972,539
       Deferred taxes.......................................     (1,168,235)       (20,084)
       Changes in assets and liabilities:
          Increase in accounts receivable...................       (586,546)       (43,572)
          Increase in inventory.............................       (481,401)       468,387
          Increase in prepaid expenses......................        (58,817)       (11,326)
          Increase in prepaid income taxes..................             --         28,209
          Increase in other assets..........................         (5,717)        (4,143)
          Increase in accounts payable......................          5,375          1,886
          Increase in accrued expenses......................      3,267,364       (226,840)
          Decrease in customer deposits.....................        (69,735)        35,895
          Decrease in accrued income taxes..................       (223,093)       448,877
                                                                -----------    -----------
          Net cash provided by operating activities.........      3,165,801      4,059,959
                                                                -----------    -----------
Cash flows from investing activities:
  Purchase of property, plant and equipment.................     (2,917,848)    (2,705,201)
  Proceeds from sale of property and equipment..............        134,124         32,890
                                                                -----------    -----------
          Net cash used by investing activities.............     (2,783,724)    (2,672,311)
                                                                -----------    -----------
Cash flows from financing activities:
  Payments on and proceeds from line of credit, net.........             --     (1,225,000)
  Loan proceeds -- long term................................      2,223,266      4,860,170
  Payments on long-term debt................................     (1,251,960)    (4,111,675)
  Payments to stockholder, net..............................       (190,000)      (190,000)
                                                                -----------    -----------
          Net cash provided by (used for) financing
            activities......................................        781,306       (696,505)
                                                                -----------    -----------
Net increase in cash........................................      1,163,383        691,143
Cash, beginning of year.....................................        917,337        226,194
                                                                -----------    -----------
Cash, end of year...........................................    $ 2,080,720    $   917,337
                                                                ===========    ===========
Schedule of noncash investing and financing transactions:
  Cost of property, plant and equipment purchased...........    $ 2,944,135    $ 2,807,580
  Net book value of trade-ins...............................        (26,287)      (102,739)
                                                                -----------    -----------
          Cash paid for property, plant and equipment.......    $ 2,917,848    $ 2,705,201
                                                                ===========    ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest...............................................    $   636,850    $   583,524
     Income taxes...........................................      1,627,615        251,334

    The accompanying notes are an integral part of the Financial Statements.

                         SCHATZ UNDERGROUND CABLE, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     The Company is a provider of installation, design, engineering and maintenance services for the telecom industry. The company operates in the St. Louis metropolitan area, as well as throughout the United States.

REVENUE AND COST RECOGNITION

     Revenues from fixed price contracts are recognized on the percentage-of-completion method for individual contracts. Revenues are recognized based on fixed prices per contract for amount of work performed. Changes in job performance, estimated profitability and final contract settlements may result in revisions to costs and income, and are recognized in the period in which the revisions are determined.

     Contract costs include all direct materials, subcontracts, labor costs and those indirect costs related to contract performance. General and administrative costs are charged to expenses as incurred.

CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE, TRADE

     Trade accounts receivable are recorded net of allowance for doubtful accounts of $40,000 at December 31, 1998 and 1997.

INVENTORY

     Materials are valued at cost on the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost. Depreciation has been provided for in the financial statements using accelerated methods over the estimated useful lives. Repairs and maintenance are charged to expense in the year incurred. Additions and improvements are capitalized.

OTHER ASSETS

     At December 31, 1998 and 1997, other assets consist of the following:

                                                               1998      1997
                                                              -------   -------
Deposits....................................................  $11,715   $13,615
Construction in progress....................................    7,617        --
                                                              -------   -------
                                                              $19,332   $13,615
                                                              =======   =======

ACCRUED HEALTH INSURANCE

     During 1997 and through May 31, 1998, employees and their dependents were provided comprehensive health care coverage under a self-funded plan. The Company pays the first $50,000 in medical expenses per covered individual per year. Any additional costs are paid by the Plan's underwriters. Premiums due the underwriters are accrued and paid monthly. The Company's self-funded liability is accrued based on actual claims filed. The reserve liability for accrued health insurance benefits payable was $52,466 at December 31, 1997. The Company ceased to be self-funded on June 1, 1998 and paid all remaining self-funded liability; therefore, no liability exists at December 31, 1998.

                         SCHATZ UNDERGROUND CABLE, INC.

LEASE AGREEMENTS

     Annual rentals pertaining to leases which convey merely the right to use property are charged to current operations. Leases which are in substance installment purchases of property are recorded as acquisitions with the asset and the related obligation recorded in the balance sheet.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of financial instruments have been estimated by management to approximate fair value.

ADVERTISING

     The costs of advertising are expensed as incurred.

2. RESTRICTED CASH

     At December 31, 1997, $7,500 of cash has been segregated to fund the insurance company draws in connection with the health plan benefit discussed in
Note 1.

3. INVENTORY

     Inventory consists of the following:

                                                                1998       1997
                                                              --------   --------
Work-in-process.............................................  $865,046   $369,512
Materials...................................................     8,241     22,374
                                                              --------   --------
                                                              $873,287   $391,886
                                                              ========   ========

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                                 1998          1997
                                                              -----------   -----------
Trucks, automobiles, equipment and tools....................  $15,217,306   $13,311,204
Office furniture and equipment..............................      216,662       156,592
Buildings and improvements..................................    1,661,519     1,489,684
Land........................................................      350,000       350,000
                                                              -----------   -----------
                                                               17,445,487    15,307,480
Less accumulated depreciation...............................    9,961,842     8,448,790
                                                              -----------   -----------
                                                              $ 7,483,645   $ 6,858,690
                                                              ===========   ===========

     Depreciation expense was $2,200,018 for year ended December 31, 1998.

5. NOTE PAYABLE, LINE-OF-CREDIT

     The Company has an annually renewable agreement for a $2,000,000 line-of-credit with Jefferson Bank and Trust Company, which provides for accounts receivable and inventory financing. Borrowings bear interest at 1/2% above the Bank's prime rate and are secured by accounts receivable, inventory, and personal guaranty of the stockholder.

                         SCHATZ UNDERGROUND CABLE, INC.

     At December 31, 1998 and 1997, no amount had been drawn against the line-of-credit.

6. NOTES PAYABLE

                                                                 1998         1997
                                                              ----------   ----------
Note payable, stockholder, payable in quarterly installments of $47,500 plus interest at 9% Matures December 31,
  2005......................................................  $1,330,000   $1,520,000
Note payable, Jefferson Bank and Trust Company, payable in
  monthly installments of $8,929 including interest at 8.5%.
  Matures March 22, 2001 with outstanding balance due;
  secured by real estate and a personal guaranty of the
  stockholder...............................................     805,415      842,383
Note payable, Jefferson Bank and Trust Company, payable in
  monthly installments of $33,333 plus interest at prime
  plus 1/2%. Matures April 22, 2001, secured by equipment
  and a personal guaranty of the stockholder................     933,333    1,353,333
Note payable, Jefferson Bank and Trust Company, payable in
  monthly installments of $25,000 plus interest at prime
  plus 1/2% Matures April 22, 2001; secured by equipment and
  a personal guaranty of the stockholder....................     700,000    1,000,000
Note payable, Jefferson Bank and Trust Company, payable in
  monthly installments of $50,000 plus interest at prime
  plus 1/2%. Matures February 20, 2002 Secured by equipment
  and personal guarantee of the stockholder.................   1,900,000           --
Note payable, Jefferson Bank and Trust Company, interest
  only at prime plus 1/2%. Maximum borrowings of $1,200,000
  to finance equipment purchased during 1997. Matures April
  22, 1998 secured by equipment and a personal guaranty of
  the stockholder. The intent is to refinance the note over
  four years commencing March 20, 1998. At December 31,
  1997, this note is classified as a current liability......          --    1,173,423
Note payable, Jefferson Bank and Trust Company, interest
  only of prime plus 1/2%. Matures February 20, 1999.
  Secured by equipment and personal guarantee of the
  stockholders..............................................     996,689           --
Note payable, individual, payable in monthly installments of
  $1,822 including interest at 10.0% 5 year amortization.
  Matures March 15, 2002 secured by a freightliner truck....      60,446       75,438
                                                              ----------   ----------
                                                               6,725,883    5,944,577
Less current portion........................................   2,543,486    2,115,385
                                                              ----------   ----------
                                                              $4,182,397   $3,829,194
                                                              ==========   ==========

     Maturities of debt for 1999 and the succeeding years are as follows:

                                                                AMOUNT
                                                              ----------
1999........................................................  $2,543,486
2000........................................................   1,552,089
2001........................................................   1,764,932
2002........................................................     295,376
2003........................................................     190,000
Thereafter..................................................     380,000
                                                              ----------
                                                              $6,725,883
                                                              ==========

7. INCOME TAXES

     The Corporation provides for deferred income taxes for temporary differences between the financial and income tax reporting of accrued shareholder bonus, depreciation, accrued vacation and allowance for doubtful accounts.

                         SCHATZ UNDERGROUND CABLE, INC.

8. RELATED PARTY TRANSACTIONS

     The Company has a note payable with the stockholder as explained in Note 5.

     The Company leases additional facilities and real estate from the stockholders at $2,550 and $2,000 a month, respectively, under month-to-month leases.

9. RETIREMENT PLAN

     The Company has a retirement plan (401k) which covers all employees meeting minimum age and service requirements. The Company makes a matching contribution of 25% of the first 4% of compensation an employee contributes. The Company made $47,241 in matching contributions for the year ended December 31, 1998.

     Under the plan, the Company can make discretionary contributions to the plan. For the year ended December 31, 1998, no discretionary contributions were made.

10. LEASE COMMITMENTS

     The Company currently leases a facility in Kansas City under a long-term lease expiring May 30, 1999. Minimum rental commitments under this lease are as follows:

YEAR ENDED
DECEMBER 31,
------------
1999........................................................  $17,500
                                                              =======

     The Company leases equipment under month-to-month leases. The Company also leases a facility at Nixa and real estate in Villa Ridge from the stockholder under month-to-month leases.

11. MAJOR CUSTOMERS

     Sales to four major customers were approximately $26,221,856 for the year ended December 31, 1998, representing 83.7% of total sales for the year.

12. CREDIT RISK

     The Company is involved in construction for various levels of government and therefore issues credit under binding construction contracts to these agencies. The Company also is engaged in commercial construction and issues credit under binding construction contracts to various companies.

13. CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the organization to credit risk include cash on deposit with one financial institution amounting to $2,070,597 at December 31, 1998, which was insured for up to $100,000 by the U.S. Federal Deposit Insurance Corporation.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of Orius Corp.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, retained earnings and of cash flows present fairly, in all material respects, the financial position of CATV Subscriber Services, Inc. and its subsidiary (the "Company") at December 31, 1997 and August 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1997 and the eight months ended August 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                            /s/ PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
April 23, 1999

                 CATV SUBSCRIBER SERVICES, INC. AND SUBSIDIARY

                                 BALANCE SHEETS

                    AT DECEMBER 31, 1997 AND AUGUST 31, 1998

                                                              DECEMBER 31,    AUGUST 31,
                                                                  1997           1998
                                                              ------------    -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................   $   31,100     $   231,418
  Accounts receivable, net..................................    5,976,705       4,713,417
  Deferred billings.........................................    1,364,080       2,975,188
  Inventory.................................................           --         138,421
  Prepaid expenses & other current assets...................      134,848         493,941
                                                               ----------     -----------
          Total current assets..............................    7,506,733       8,552,385
                                                               ----------     -----------
Property and equipment, net.................................    1,837,508       2,154,989
                                                               ----------     -----------
Other assets................................................       47,887          24,031
                                                               ----------     -----------
          Total assets......................................   $9,392,128     $10,731,405
                                                               ==========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................   $3,108,447     $   190,676
  Capital lease obligation, current.........................      246,763         347,445
  Accounts payable..........................................      883,702         465,882
  Amounts due to -- NATG....................................           --       3,317,768
  Accrued costs in excess of billings.......................      784,000       1,709,503
  Accrued payroll and payroll taxes.........................       42,406         120,491
  Accrued expenses..........................................      912,431       1,063,840
                                                               ----------     -----------
          Total current liabilities.........................    5,977,749       7,215,605
                                                               ----------     -----------
Long-term liabilities:
  Notes payable.............................................      582,043         251,060
  Capital lease obligation, noncurrent......................      192,698         319,818
  Deferred income tax payable...............................      159,093         188,947
                                                               ----------     -----------
          Total long-term liabilities.......................      933,834         759,825
                                                               ----------     -----------
Shareholders' equity:
  Common stock, par value $10; 10,000 shares authorized;
     1,615 (1997) and 1,806 (1998) shares issued and
     outstanding............................................       16,150          18,060
  Paid-in capital...........................................        5,015         813,700
  Retained earnings.........................................    2,459,380       1,924,215
                                                               ----------     -----------
          Total shareholders' equity........................    2,480,545       2,755,975
                                                               ----------     -----------
          Total liabilities and shareholders' equity........   $9,392,128     $10,731,405
                                                               ==========     ===========

    The accompanying notes are an integral part of the financial statements.

                 CATV SUBSCRIBER SERVICES, INC. AND SUBSIDIARY

                            STATEMENTS OF OPERATIONS

                    FOR THE YEAR ENDED DECEMBER 31, 1997 AND
                        THE PERIOD ENDED AUGUST 31, 1998

                                                              DECEMBER 31,   AUGUST 31,
                                                                  1997          1998
                                                              ------------   -----------
Revenues....................................................  $21,546,731    $19,411,946
                                                              -----------    -----------
  Cost of revenues:
  Materials.................................................      489,937        404,313
  Subcontracting fees.......................................    8,302,304      8,333,115
  Direct labor..............................................    6,096,415      4,505,819
  Overhead expenses.........................................    4,375,972      3,070,671
                                                              -----------    -----------
          Total cost of revenues............................   19,264,628     16,313,918
                                                              -----------    -----------
Gross profit................................................    2,282,103      3,098,028
General and administrative expenses.........................    1,972,025      3,493,019
                                                              -----------    -----------
(Loss) income from operations...............................      310,078       (394,991)
                                                              -----------    -----------
Other (income) expense:
  Interest expense, net.....................................      333,332        289,788
  Miscellaneous.............................................       31,170             --
                                                              -----------    -----------
          Total other (income) expense......................      364,502        289,788
                                                              -----------    -----------
Loss before income taxes....................................      (54,424)      (684,779)
Income tax benefit..........................................       (1,725)      (247,564)
                                                              -----------    -----------
Net loss....................................................  $   (52,699)   $  (437,215)
                                                              ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                 CATV SUBSCRIBER SERVICES, INC. AND SUBSIDIARY

                            STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      AND THE PERIOD ENDED AUGUST 31, 1998

                                                                 1997           1998
                                                              -----------    -----------
Cash flows from operating activities:
Net (loss)..................................................  $   (52,699)   $  (437,215)
                                                              -----------    -----------
Adjustment to reconcile net (loss) to net cash used in
  operating activities:
  Loss on sale of equipment.................................       31,509             --
  Depreciation expense......................................      505,639        296,369
  Provision for bad debt....................................      385,017      1,014,578
  Deferred income tax provision.............................       33,813       (354,734)
  Changes in assets and liabilities
     Accounts receivable....................................   (2,065,764)       248,710
     Deferred billings......................................   (1,364,080)    (1,611,108)
     Inventory..............................................           --       (138,421)
     Prepaid and other current assets.......................       (5,387)        25,495
     Other assets...........................................       (3,164)        23,856
     Accounts payable.......................................      844,807       (417,820)
     Accrued costs in excess of billings....................      784,000        925,503
     Accrued payroll and payroll taxes......................       17,437         78,085
     Accrued expenses.......................................      (12,990)       151,409
     Accrued income taxes...................................     (359,198)            --
                                                              -----------    -----------
          Total adjustment..................................   (1,208,361)       241,922
                                                              -----------    -----------
Net cash used in operating activities.......................  $(1,261,060)   $  (195,293)
                                                              -----------    -----------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (254,448)      (271,421)
  Proceeds from sale of property and equipment..............       19,920             --
  Net (increase) in cash value of life insurance............       (9,993)            --
                                                              -----------    -----------
Net cash (used in) investing activities.....................     (244,521)      (271,421)
                                                              -----------    -----------
Cash flows from financing activities:
  Proceeds from borrowing on long-term debt.................    9,366,314        257,350
  Principal payments on long-term debt......................   (7,913,819)    (3,506,104)
  Payment of capital lease obligation.......................     (320,075)      (114,627)
  Amounts received from NATG................................           --      3,317,768
  Payment of dividends......................................           --        (97,950)
  Proceeds from issuance of stock...........................           --        810,595
                                                              -----------    -----------
Net cash provided by financing activities...................    1,132,420        667,032
                                                              -----------    -----------
Net increase (decrease) in cash and cash equivalent.........     (373,161)       200,318
Cash and cash equivalent -- Beginning of year...............      404,261         31,100
                                                              -----------    -----------
Cash and cash equivalent -- End of year.....................  $    31,100    $   231,418
                                                              ===========    ===========
Non-Cash Transactions:
  Capital lease obligations.................................  $   207,242    $   342,429
                                                              ===========    ===========

    The accompanying notes are an integral part of the financial statements.

                 CATV SUBSCRIBER SERVICES, INC. AND SUBSIDIARY

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  FOR THE YEAR ENDED DECEMBER 31, 1997 AND THE
                          PERIOD ENDED AUGUST 31, 1998

                                                      NUMBER OF
                                                    SHARES ISSUED
                                                         AND         COMMON      RETAINED     PAID-IN
                                                     OUTSTANDING      STOCK      EARNINGS     CAPITAL
                                                    -------------    -------    ----------    --------
BALANCE AT DECEMBER 31, 1996......................      1,615        $16,150    $2,512,079    $  5,015
  Net loss........................................                                 (52,699)
                                                        -----        -------    ----------    --------
BALANCE AT DECEMBER 31, 1997......................      1,615        $16,150    $2,459,380    $  5,015
  Net loss........................................                                (437,215)
  Dividends paid..................................                                 (97,950)
  Issuance of 191 shares..........................        191          1,910                   808,685
                                                        -----        -------    ----------    --------
BALANCE AT AUGUST 31, 1998........................      1,806        $18,060    $1,924,215    $813,700
                                                        =====        =======    ==========    ========

    The accompanying notes are an integral part of the financial statements.

                 CATV SUBSCRIBER SERVICES, INC. AND SUBSIDIARY

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of certain significant accounting policies followed in the preparation of the financial statements.

COMPANY'S ACTIVITIES

     CATV Subscriber Services, Inc. (the Company), incorporated in North Carolina in March 1972, is a provider of infrastructure services to cable television system operators.

BASIS OF ACCOUNTING

     The Company's policy is to prepare its financial statements on the accrual basis of accounting. The consolidated financial statements include the accounts of CATV Subscriber Services, Inc., and its wholly owned inactive subsidiary, Arizona Cable Concepts, Inc. Intercompany accounts have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

     Estimates are used in determining the Company's revenue recognition of work-in-progress, costs associated with the work-in-progress, allowances for doubtful accounts, depreciation and amortization, and in the estimated useful lives of assets.

REVENUE RECOGNITION

     Revenue is recorded as units and footages are actually installed. If the unit price of a contract is determined below cost, the entire estimated ultimate loss is accrued.

DEFERRED BILLINGS

     Deferred billings consist of unbilled accounts receivable on work performed prior to December 31, 1997 and August 31, 1998. All costs associated with the deferred billings are also recognized as expenses as of the balance sheet date.

ACCRUED COSTS IN EXCESS OF BILLINGS

     Accrued costs in excess of billings represents estimated cost required to complete the current units of production in excess of amounts billed for those units of production.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include all highly liquid investments purchased with original maturities of three months or less.

INVENTORY

     Inventory is stated at the lower of cost, on a first-in, first-out (FIFO) basis, or market, and consists of materials purchased for installation of cable television networks.

                 CATV SUBSCRIBER SERVICES, INC. AND SUBSIDIARY

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using various accelerated and straight-line methods for income tax and financial statement purposes. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to expense as incurred. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and resulting gain or loss included in current income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values of the Company's financial instruments approximate their carrying value due to the short-term maturities of these financial instruments.

INCOME TAXES

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and certain reserves recorded for book purposes that are not currently deductible for tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE 2 -- STATEMENT OF CASH FLOWS

     For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                                                             YEAR ENDED       EIGHT MONTHS
                                                            DECEMBER 31,    ENDED AUGUST 31,
                                                                1997              1998
                                                            ------------    ----------------
Cash paid during the year for:
  Interest................................................    $333,332          $289,788
                                                              ========          ========
  Income taxes............................................    $359,198          $201,983
                                                              ========          ========

NOTE 3 -- ACCOUNTS RECEIVABLE

     Accounts receivable consisted of the following at December 31, 1997 and August 31, 1998:

                                                                 1997          1998
                                                              ----------    -----------
Trade receivables...........................................  $5,433,509    $ 5,097,585
Retainage...................................................     928,213        745,732
Allowance for doubtful accounts.............................    (385,017)    (1,129,900)
                                                              ----------    -----------
Accounts receivable, net....................................  $5,976,705    $ 4,713,417
                                                              ==========    ===========

     Retainage consists of amounts that are not due until the completion of a contract. The allowance for doubtful accounts was increased by $997,374 during 1998 for the write-off of receivables from St. Martin Cable TV, FWI, (SMCTV). The Company filed a claim against SMCTV in mid-1997 and has received only insignificant payments since that time. During 1988, the Company elected to not pursue the collection of the receivable due to costs associated with doing so.

                 CATV SUBSCRIBER SERVICES, INC. AND SUBSIDIARY

NOTE 4 -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                  1997           1998
                                                               -----------    -----------
Land.......................................................    $    37,018    $        --
Office building............................................         93,628             --
Leasehold improvements.....................................          2,344          2,344
Automobiles and trucks.....................................      2,315,510      2,820,681
Equipment and tools........................................      1,684,571      1,847,788
Furniture and fixtures.....................................        147,568        223,676
                                                               -----------    -----------
                                                                 4,280,639      4,894,489
Accumulated depreciation...................................     (2,443,131)    (2,739,500)
                                                               -----------    -----------
          Total............................................    $ 1,837,508    $ 2,154,989
                                                               ===========    ===========

NOTE 5 -- LONG-TERM DEBT

     Long-term debt at December 31, 1997 and August 31, 1998, consists of the following:

                                                                   1997         1998
                                                                ----------    --------
Notes payable to BB&T Bank with monthly installments of
  $33,333 plus interest at prime plus 1.5%. Secured by St.
  Martin Cable TV system and all Company assets.............    $  987,993    $     --
Note payable to BB&T Bank. Monthly interest payable at prime plus 2% and a principal due upon demand. Secured by all
  Company assets............................................     2,341,991          --
Notes payable to Ford Motor Credit payable in monthly
  installments ranging from $405 to $906 with terms of 36 to
  60 months: interest ranges from 8.25% to 10.95%...........       308,970     387,401
Notes payable to GMAC Financial Services with 48 monthly
  payments of principal and interest of $795; interest at
  9.50%.....................................................        17,726      12,474
Notes payable to Mazda American Credit payable in 36 monthly
  installments of $1,198; interest at 8.25%.................            --      37,128
Other equipment loans.......................................        33,810       4,733
                                                                ----------    --------
          Total.............................................     3,690,490     441,736
Less current portion........................................     3,108,447     190,676
                                                                ----------    --------
          Total.............................................    $  582,043    $251,060
                                                                ==========    ========

                 CATV SUBSCRIBER SERVICES, INC. AND SUBSIDIARY

     Maturities of long-term debt for each of the 5 years subsequent to August 31, 1998 are as follows:

1999........................................................  $190,676
2000........................................................   130,655
2001........................................................    79,940
2002........................................................    33,770
2003........................................................     6,695
                                                              --------
                                                              $441,736
                                                              ========

     On August 30, 1998, NATG loaned the Company $3,317,768 which was used to repay certain of the Company's indebtedness.

NOTE 6 -- INCOME TAXES

     The components of the provision (benefit) for income taxes for the year ended December 31, 1997 and the period ended August 31, 1998:

                                                                1997        1998
                                                              --------    ---------
Current:
  Federal...................................................  $(30,918)   $  93,238
  State.....................................................    (4,620)      13,932
                                                              --------    ---------
                                                               (35,538)     107,170
                                                              --------    ---------
Deferred:
  Federal...................................................    29,417     (308,619)
  State.....................................................     4,396      (46,115)
                                                              --------    ---------
                                                                33,813     (354,734)
                                                              --------    ---------
Total tax benefit...........................................  $ (1,725)   $(247,564)
                                                              ========    =========

     The effective income tax rate for 1997 and 1998 varies from the federal statutory rate of 34% due primarily to state taxes, as detailed above, and certain non-deductible entertainment expenses.

     Deferred tax assets in the amount of $389,000 due to reserves for the St. Martin receivable are included in prepaid expenses and other current assets as of August 31, 1998. The deferred tax liabilities of $159,093 and $188,947 at December 31, 1997 and August 31, 1998, respectively consist primarily of tax depreciation in excess of book. There are no other significant deferred tax amounts recorded as of December 31, 1997 or August 31, 1998.

NOTE 7 -- CONCENTRATION OF CUSTOMERS

     The Company's customer base is highly concentrated with customers operating cable television networks. For the year ended December 31, 1997 and the eight months ended August 31, 1998 and as of those dates, five customers Media One, Falcon Communications, Cox Communications, Charter Communications and Time Warner, accounted for approximately 77% and 87%, respectively, of net revenues and accounts receivable.

                 CATV SUBSCRIBER SERVICES, INC. AND SUBSIDIARY

NOTE 8 -- LEASE COMMITMENT

     The Company and its subsidiary maintain various capital leases for equipment. Future minimum lease payments for each of the years subsequent to August 31, 1998 are as follows:

1999........................................................  $347,445
2000........................................................   180,425
2001........................................................    93,469
2002........................................................    45,924
                                                              --------
                                                              $667,263
                                                              ========

NOTE 9 -- SUBSEQUENT EVENT

     On August 31, 1998, the company's shareholders entered into an agreement to exchange all of the common stock of CATV for cash and stock of the Company. The effect of this stock exchange agreement has not been reflected in these accounts.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder of
TEXEL Corporation and the
Board of Directors of Orius Corp.

     In our opinion, the accompanying balance sheets and the related statements of operations, changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of TEXEL Corporation (the Company) as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Baltimore, Maryland
May 14, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder of
TEXEL Corporation

     In our opinion, the accompanying balance sheet and the related statement of operations, changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of TEXEL Corporation (the "Company") at May 24, 1999, and the results of its operations and its cash flows for the period from January 1, 1999 through May 24, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Washington, D.C.
June 11, 1999

                               TEXEL CORPORATION

                                 BALANCE SHEETS

                                                                   DECEMBER 31,           MAY 24,
                                                             ------------------------   -----------
                                                                1997         1998          1999
                                                             ----------   -----------   -----------
ASSETS
Current assets:
  Cash and cash equivalents................................  $1,395,669   $ 3,144,841   $   798,383
  Accounts receivable......................................   4,725,915     7,172,628     9,303,721
  Costs in excess of billings on uncompleted contracts.....     177,080       644,353       616,624
  Prepaid expenses.........................................      52,570            --         5,168
                                                             ----------   -----------   -----------
          Total current assets.............................   6,351,234    10,961,822    10,723,896
Property and equipment, net................................     195,395       920,046     1,039,447
                                                             ----------   -----------   -----------
          Total assets.....................................  $6,546,629   $11,881,868   $11,763,343
                                                             ==========   ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................  $  757,528   $ 2,028,443   $ 1,357,170
  Accrued expenses.........................................     414,636       618,298       550,118
  Billings in excess of costs on uncompleted contracts.....      40,351        73,153       240,819
                                                             ----------   -----------   -----------
          Total current liabilities........................   1,212,515     2,719,894     2,148,107
Deferred rent..............................................          --       198,065       329,284
                                                             ----------   -----------   -----------
          Total liabilities................................   1,212,515     2,917,959     2,477,391
                                                             ----------   -----------   -----------
Shareholders' equity:
  Common stock, par value $1.00, authorized 1,000 shares;
     issued and outstanding 200 shares.....................         200           200           200
  Retained earnings........................................   5,333,914     8,963,709     9,285,752
                                                             ----------   -----------   -----------
          Total shareholders' equity.......................   5,334,114     8,963,909     9,285,952
                                                             ----------   -----------   -----------
          Total liabilities and shareholders' equity.......  $6,546,629   $11,881,868   $11,763,343
                                                             ==========   ===========   ===========

   The accompanying notes are an integral part of these Financial Statements.

                               TEXEL CORPORATION

                            STATEMENTS OF OPERATIONS

                                                            FOR THE YEARS ENDED      JANUARY 1, 1999
                                                               DECEMBER 31,              THROUGH
                                                         -------------------------       MAY 24,
                                                            1997          1998            1999
                                                         -----------   -----------   ---------------
Contract and service revenue...........................  $21,832,078   $29,648,953     $11,669,426
Cost of sales..........................................   14,989,003    20,633,959       7,029,802
                                                         -----------   -----------     -----------
          Gross profit.................................    6,843,075     9,014,994       4,639,624
Selling, general and administrative expenses...........    1,265,074     1,862,802         745,253
                                                         -----------   -----------     -----------
          Income from operations.......................    5,578,001     7,152,192       3,894,371
Other (income) expense
  Interest income......................................     (102,617)     (127,621)         44,172
  Other expense........................................      101,730        88,145          (3,627)
                                                         -----------   -----------     -----------
Net Income.............................................  $ 5,578,888   $ 7,191,668     $ 3,934,916
                                                         ===========   ===========     ===========
Pro Forma Tax Provision (Unaudited):
  Income before income taxes...........................  $ 5,578,888   $ 7,191,668     $ 3,934,916
  Pro forma provision for income taxes.................    2,120,000     2,732,800       1,495,250
                                                         -----------   -----------     -----------
          Total........................................  $ 3,458,888   $ 4,458,868     $ 2,439,666
                                                         ===========   ===========     ===========

   The accompanying notes are an integral part of these Financial Statements.

                               TEXEL CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                            FOR THE YEARS ENDED      JANUARY 1, 1999
                                                               DECEMBER 31,              THROUGH
                                                         -------------------------       MAY 24,
                                                            1997          1998            1999
                                                         -----------   -----------   ---------------
Cash flows from operating activities:
  Net income...........................................  $ 5,578,888   $ 7,191,668     $ 3,934,916
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation......................................       83,767       101,434          51,185
     Changes in:
       Accounts receivable.............................     (735,921)   (2,446,713)         (2,549)
       Prepaid expenses................................      (52,570)       52,570      (2,131,093)
       Billings in excess of costs.....................       40,351        32,802          (5,168)
       Accounts payable................................      193,091     1,270,915         167,666
       Accrued expenses................................       30,805       203,662        (671,273)
       Costs in excess of billings.....................      (97,607)     (467,273)        (68,180)
       Deferred rent...................................           --       198,065          27,729
                                                         -----------   -----------     -----------
          Net cash provided by operating activities....    5,040,804     6,137,130         131,219
                                                         -----------   -----------     -----------
  Cash flows from investing activities:
  Purchases of property and equipment..................      (89,460)     (826,085)      1,434,452
                                                         -----------   -----------     -----------
          Net cash used in investing activities........      (89,460)     (826,085)       (174,162)
                                                         -----------   -----------     -----------
  Cash flows from financing activities:
  Distributions to stockholder.........................   (4,751,016)   (3,561,873)          6,125
                                                         -----------   -----------     -----------
          Net cash used in financing activities........   (4,751,016)   (3,561,873)       (168,037)
                                                         -----------   -----------     -----------
Increase in cash and cash equivalents..................      200,328     1,749,172      (3,612,873)
Cash and cash equivalents, beginning of year...........    1,195,341     1,395,669      (3,612,873)
                                                         -----------   -----------     -----------
Cash and cash equivalents, end of year.................  $ 1,395,669   $ 3,144,841     $(2,346,458)
                                                         ===========   ===========     ===========

   The accompanying notes are an integral part of these Financial Statements.

                               TEXEL CORPORATION

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998
                       AND THE PERIOD ENDED MAY 24, 1999

                                                     COMMON   COMMON    RETAINED
                                                     SHARES   STOCK     EARNINGS        TOTAL
                                                     ------   ------   -----------   -----------
Balance at January 1, 1997.........................   200      $200    $ 4,506,042   $ 4,506,042
  Net income.......................................    --        --      5,578,888     5,578,888
  Distributions to shareholder.....................    --        --     (4,751,016)   (4,751,016)
                                                      ---      ----    -----------   -----------
Balance at January 1, 1998.........................   200       200      5,333,914     5,334,114
  Net income.......................................    --        --      7,191,668     7,191,668
  Distributions to shareholder.....................    --        --     (3,561,873)   (3,561,873)
                                                      ---      ----    -----------   -----------
Balance at December 31, 1998.......................   200       200      8,963,709     8,963,909
  Net income.......................................    --        --      3,934,916     3,934,916
  Distributions to shareholder.....................    --        --     (3,612,873)   (3,612,873)
                                                      ---      ----    -----------   -----------
Balance at May 24, 1999............................   200      $200    $ 9,285,752   $ 9,285,952
                                                      ===      ====    ===========   ===========

   The accompanying notes are an integral part of these Financial Statements.

                               TEXEL CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

     Texel Corporation (the "Company") was incorporated in 1983 under the laws of the Commonwealth of Virginia. The Company is a provider of premise wiring services, primarily in the Washington, D.C. metropolitan area. The Company's corporate headquarters are located in Reston, Virginia and as of April 30, 1999, the Company had two regional field offices in Columbia, Maryland and Richmond, Virginia.

     Effective May 25, 1999 all of the Company's outstanding shares were sold to Orius Corporation. See subsequent event Note 11.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONTRACT REVENUE

     The Company recognizes revenue from contracts in process on the percentage of completion method of accounting based on contract costs incurred to date compared with total estimated contract costs. Contract costs include all direct labor, material, subcontract, depreciation, and other direct project costs related to contract performance. General and administrative costs are charged to expense as incurred.

     Service revenue is recognized when the work is complete. This work is primarily short term and completed within five days or less.

     Revenues recognized in excess of amounts billed are classified as current assets under costs in excess of billings, and amounts billed in excess of revenues recognized to date are classified as current liabilities as billings in excess of costs. Contract retentions are included in accounts receivable.

     Included in accounts receivable are unbilled amounts which represent revenue billable for completed contracts. Such amounts were billed within 60 days of year end.

INCOME TAXES

     The Company elected subchapter S-Corporation status effective January 1, 1984. As an S-Corporation, the shareholder reports profits or losses of the Company, for Federal and State income tax purposes, on his individual income tax return. As an S-Corporation, the Company was not subject to certain income taxes at the corporate level. Substantially all payments made to the shareholder are in the form of S-Corporation shareholder distributions. In conjunction with the sale of the Company's outstanding stock, the Company's S-Corporation filing status will be terminated and the Company will begin to be taxed as a C-Corporation for federal and state income tax purposes. Pro forma income taxes are calculated at a combined federal and state tax rate of 38%.

CASH AND CASH EQUIVALENTS

     Cash equivalents are highly liquid short-term investments readily convertible into cash. Cash equivalents consist primarily of time deposits and certificates of deposit with various financial institutions. These investments are carried at cost, which approximates market and mature within 90 days and therefore are subject to minimal risk.

PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost. The cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in the income. Renewals and betterments are capitalized. Repairs and maintenance are charged to expense when incurred.

                               TEXEL CORPORATION

     Depreciation is computed using the straight-line and accelerated methods over the following estimated useful lives:

Furniture and fixtures......................................   7.5 years
Machinery and equipment.....................................   5.5 years
Automobiles.................................................   5.5 years
Computer software...........................................   5.5 years

     Leasehold improvements are amortized over the shorter of the life of the lease or the life of the asset. Such periods generally approximate seven years.

     Depreciation expense in 1997, 1998 and 1999 was $83,767, $101,434 and $51,185 respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's assets and liabilities approximate fair value due to the short-term maturity of these financial instruments.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates.

3. MAJOR CUSTOMERS

     Sales to individual customers representing more than 10% of total sales were approximately $5,933,000, $11,246,000 and $4,159,000 in 1997, 1998 and
1999, respectively. These amounts represent sales to 2 customers in each year.

4. ACCOUNTS RECEIVABLE

     Accounts receivable consisted of the following at December 31, 1997 and 1998 and May 24, 1999:

                                                         1997         1998        1999
                                                      ----------   ----------   --------
Contract billings...................................  $4,261,637   $4,924,667   $ 54,984
Unbilled accounts receivable........................     360,083    1,845,201    334,366
Retainage...........................................      44,012      345,424     19,628
Rebates and other...................................      60,183       57,336     26,549
                                                      ----------   ----------   --------
          Total.....................................  $4,725,915   $7,172,628   $930,372
                                                      ==========   ==========   ========

     The balances billed but not paid by customers pursuant to retainage provisions in customer contracts will be due upon completion of the contracts and acceptance by the customer. Based on the Company's experience with similar contracts in recent years, the retention balances at December 31, 1997 and 1998 and May 24, 1999 are expected to be collected within twelve months of year end.

                               TEXEL CORPORATION

5. PROPERTY AND EQUIPMENT

     Property and equipment, stated at cost, consisted of the following at December 31, 1997 and 1998 and May 24, 1999:

                                                       1997         1998         1999
                                                     ---------   ----------   ----------
Leasehold improvements.............................  $   3,413   $  687,427   $  687,427
Automobiles........................................    345,061      424,502      551,242
Machinery and equipment............................    292,938      338,392      316,630
Computer software..................................     83,891       83,891       83,891
Furniture and fixtures.............................     50,598       67,774       87,300
                                                     ---------   ----------   ----------
                                                       775,901    1,601,986    1,726,490
Less accumulated depreciation......................   (580,506)    (681,940)    (687,043)
                                                     ---------   ----------   ----------
          Property and equipment, net..............  $ 195,395   $  920,046   $1,039,447
                                                     =========   ==========   ==========

6. COSTS AND BILLINGS ON UNCOMPLETED CONTRACTS

                                                             1997         1998          1999
                                                           ---------   -----------   -----------
Costs incurred on uncompleted contracts..................  $ 387,343   $ 2,673,895   $ 2,298,410
Billings on uncompleted contracts........................   (250,614)   (2,102,695)   (1,922,605)
                                                           ---------   -----------   -----------
                                                           $ 136,729   $   571,200   $   375,805
                                                           =========   ===========   ===========
Costs in excess of billings on uncompleted contracts.....    177,080       644,353       616,624
Billings in excess of costs on uncompleted contracts.....    (40,351)      (73,153)     (240,819)
                                                           ---------   -----------   -----------
                                                           $ 136,729   $   571,200   $   375,805
                                                           =========   ===========   ===========

7. LEASE COMMITMENTS

     The Company leases office space at various locations under noncancelable operating leases expiring through 2005. Each lease agreement provides for an annual escalation of 3%.

     Certain office space is leased from Trison LLC, a real estate company owned by the sole shareholder of the Company. The lease requires monthly payments of approximately $33,000 over a 7-year term, with a 5-year renewal option. Based on the terms of the lease, the Company received 10-month rent abatement in return for making necessary leasehold improvements to the office space. The rent abatement is recognized on a straight line basis over the term of the lease. Rent expense for office space for the year ended December 31, 1998 was $307,323.

     Minimum rental payments due under noncancelable operating leases are as follows:

                                                        RELATED
                                                         PARTY       OTHER      TOTAL
                                                       ----------   -------   ----------
1999.................................................  $  231,076   $21,456   $  252,530
2000.................................................     396,130    18,059      414,189
2001.................................................     396,130    16,798      412,928
2002.................................................     396,130    17,303      413,433
2003.................................................     396,130     8,779      404,909
Thereafter...........................................     594,196        --      594,196
                                                       ----------   -------   ----------
          Total future minimum lease payments........  $2,409,792   $80,935   $2,492,187
                                                       ==========   =======   ==========

                               TEXEL CORPORATION

8. ACCRUED EXPENSES

     Accrued expenses were comprised of the following at December 31, 1997 and 1998 and May 24, 1999:

                                                            1997       1998      1999
                                                          --------   --------   -------
Salaries, wages and benefits............................  $196,244   $273,352   $38,570
Profit sharing..........................................   115,304    177,399        --
Vacation accrual........................................    49,448     59,012     7,149
Other...................................................    53,640    108,535     9,292
                                                          --------   --------   -------
          Total.........................................  $414,636   $618,298   $55,011
                                                          ========   ========   =======

9. PROFIT SHARING PLAN

     A defined contribution retirement plan is maintained by the Company. All full-time employees who have attained the age of twenty-one and completed one year of service are eligible to participate in the plan. The participants may elect to make a contribution up to 15% of their compensation not exceeding $9,500 in 1998 as defined by the plan. The Company matches 20% of employee contributions up to 4% of the employee's compensation. Vesting of Company contributions occur ratably over a 7-year period. The Company also provides a discretionary contribution to the profit sharing plan. During 1997, 1998 and 1999 approximately $125,000, $177,000 and 0, respectively, was expensed related to this contribution.

10. OTHER RELATED PARTY TRANSACTIONS

     The president and sole shareholder of the Company is the 30% shareholder of Texel Systems, Inc., which is a company that performs certain phone and cable system installation services. The Company occasionally uses Texel Systems, Inc. as a subcontractor on its projects, and vice-versa. Total revenue and expense recorded by the Company for services provided to or obtained from Texel Systems, Inc. was approximately $44,000 and $173,000, respectively in 1998 and $5,000 and $15,000, respectively in 1999.

11. SUBSEQUENT EVENT

     On May 25, 1999, the Company's sole shareholder sold all of the Company's outstanding stock to Orius Corp. for cash and Orius common stock totaling approximately $39 million.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
  and Stockholders of Hattech, Inc.

     We have audited the accompanying balance sheets of Hattech, Inc. as of December 31, 1999, 1998 and 1997, and the related statements of income and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hattech, Inc. as of December 31, 1999, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ OFFUTT CHILDERS & PUTMAN, P.C.
---------------------------------------------------------

Vienna, Virginia
August 16, 2000

                                 HATTECH, INC.

                                 BALANCE SHEETS

                            MARCH 31, 2000 AND 1999

                                                                 2000         1999
                                                              ----------   ----------
                                                                    (UNAUDITED)
                                       ASSETS

CURRENT ASSETS
  Cash......................................................  $  (14,858)  $    3,668
  Accounts receivable -- billed, net of allowance...........   3,447,129    5,952,939
  Accounts receivable -- unbilled...........................   1,396,401       94,046
  Notes receivable..........................................      11,500       11,583
  Notes receivable -- Stockholders..........................          --    1,012,396
  Inventory.................................................   1,520,521    1,031,206
  Other current assets......................................     136,535       12,431
                                                              ----------   ----------
     TOTAL CURRENT ASSETS...................................   6,497,228    8,118,269
INVESTMENT..................................................          --       40,433
PROPERTY AND EQUIPMENT, net.................................     968,345      517,617
DEPOSITS....................................................      12,995       11,564
                                                              ----------   ----------
     TOTAL ASSETS...........................................  $7,478,568   $8,687,883
                                                              ==========   ==========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes payable.............................................  $3,165,173   $1,098,364
  Notes payable -- stockholders.............................     523,566      244,575
  Capital lease obligations, current........................      65,733      118,741
  Accounts payable and accrued expenses.....................     566,899    1,588,486
  Accrued salaries and related liabilities..................     826,870      778,729
  Accrued profit sharing contribution.......................     150,477      118,719
  Deferred revenue..........................................          --      785,714
                                                              ----------   ----------
     TOTAL CURRENT LIABILITIES..............................   5,298,718    4,733,328
LONG TERM LIABILITIES
  Capital lease obligations, noncurrent.....................      24,807       62,514
  Deferred rent.............................................      41,326       27,649
                                                              ----------   ----------
          TOTAL LIABILITIES.................................   5,364,851    4,823,491
                                                              ----------   ----------
STOCKHOLDERS' EQUITY
  Common stock, $.01 par value, 9,000 shares authorized, 304
     shares issued and outstanding..........................           3            3
  Paid in capital...........................................   1,012,394    1,012,394
  Retained earnings.........................................   1,101,320    2,851,995
                                                              ----------   ----------
     TOTAL STOCKHOLDERS' EQUITY.............................   2,113,717    3,864,392
COMMITMENTS
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............  $7,478,568   $8,687,883
                                                              ==========   ==========

                      (See notes to financial statements)

                                 HATTECH, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                     QUARTERS ENDED MARCH 31, 2000 AND 1999

                                                                 2000         1999
                                                              ----------   ----------
                                                                    (UNAUDITED)
REVENUE.....................................................  $7,056,928   $6,931,505
                                                              ----------   ----------
DIRECT EXPENSES
  Labor.....................................................   1,603,921    1,453,067
  Subcontractors............................................     426,200      879,000
  Materials.................................................     790,441      741,073
  Meals, travel and lodging.................................   1,292,218      802,982
  Other.....................................................     457,482      398,206
                                                              ----------   ----------
     TOTAL DIRECT EXPENSES..................................   4,570,262    4,274,328
                                                              ----------   ----------
GROSS PROFIT................................................   2,486,666    2,657,177
                                                              ----------   ----------
INDIRECT EXPENSES
  Other indirect expenses...................................   2,387,997    1,755,417
  Depreciation..............................................     112,318       38,500
                                                              ----------   ----------
     TOTAL INDIRECT EXPENSES................................   2,500,315    1,793,917
                                                              ----------   ----------
Operating Income (Loss).....................................     (13,649)     863,260
                                                              ----------   ----------
OTHER (INCOME) EXPENSES
  Interest income...........................................          --           --
  Gain/loss on investment...................................          --           --
  Interest expense..........................................     104,180       25,320
                                                              ----------   ----------
     TOTAL OTHER (INCOME) EXPENSES..........................     104,180       25,320
                                                              ----------   ----------
NET INCOME (LOSS)...........................................    (117,829)     837,940
RETAINED EARNINGS, beginning of quarter.....................   1,219,149    2,014,055
STOCKHOLDER DISTRIBUTIONS...................................          --           --
                                                              ----------   ----------
RETAINED EARNINGS, end of quarter...........................  $1,101,320   $2,851,995
                                                              ==========   ==========

                      (See notes to financial statements)

                                 HATTECH, INC.

                            STATEMENTS OF CASH FLOWS
                     QUARTERS ENDED MARCH 31, 2000 AND 1999

                                                                 2000         1999
                                                              -----------   ---------
                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $  (117,829)  $ 837,940
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................      112,318      38,500
     Changes in assets and liabilities:
       Accounts receivable..................................    1,585,567    (739,956)
       Other current assets.................................     (112,932)     36,757
       Inventory............................................      114,247    (408,677)
       Deposits.............................................           --          --
       Accounts payable and accrued expenses................     (737,733)    457,407
       Accrued salaries and related liabilities.............     (479,322)    537,946
       Accrued profit sharing contribution..................          477      37,500
       Deferred revenue.....................................     (142,857)   (214,286)
       Deferred rent........................................        3,417       3,417
                                                              -----------   ---------
          Net cash provided by operating activities.........      225,353     586,548
                                                              -----------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in notes receivable..............................        4,000      (1,583)
  Capital expenditures......................................      (56,169)    (53,461)
                                                              -----------   ---------
          Net cash used in investing activities.............      (52,169)    (55,044)
                                                              -----------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in note payable -- line of credit................   (1,230,226)   (501,223)
  Principal payments under capital lease obligations........      (38,961)    (27,359)
                                                              -----------   ---------
          Net cash used in financing activities.............   (1,269,187)   (528,582)
                                                              -----------   ---------
NET INCREASE (DECREASE) IN CASH.............................   (1,096,003)      2,922
CASH, beginning of quarter..................................    1,081,145         746
                                                              -----------   ---------
CASH, end of quarter........................................  $   (14,858)  $   3,668
                                                              ===========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the quarter for interest.................  $   114,670   $  43,920
                                                              ===========   =========

                      (See notes to financial statements)

                                 HATTECH, INC.

                         NOTES TO FINANCIAL STATEMENTS

                            MARCH 31, 2000 AND 1999

1. BASIS OF PRESENTATION

     The accompanying unaudited financial statements have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes that the disclosures made are adequate to make the information presented not misleading. Accordingly, these unaudited financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in this prospectus. Reported interim results of operations are based in part on estimates, and are not necessarily indicative of those expected for the year.

2. NOTES RECEIVABLE -- STOCKHOLDERS

     The Company issued 154 shares of common stock in March 1999 in exchange for notes receivable. The notes receivable were collected on December 30, 1999.

3. SUBSEQUENT EVENT

     In May, 2000, the Company became a wholly owned subsidiary of Orius Corp.

                                 HATTECH, INC.

                                 BALANCE SHEETS

                        DECEMBER 31, 1999, 1998 AND 1997

                                                              1999          1998        1997
                                                           -----------   ----------   --------
ASSETS

Current assets:
  Cash...................................................  $ 1,081,145   $      746   $124,623
  Accounts receivable -- billed, net of allowance........    4,093,097    2,576,913    174,827
  Accounts receivable -- unbilled........................    2,336,000    2,730,116    112,280
  Notes receivable.......................................       15,500       10,000         --
  Inventory..............................................    1,634,768      622,529         --
  Other current assets...................................       23,603       49,188         --
                                                           -----------   ----------   --------
          Total current assets...........................    9,184,113    5,989,492    411,730
Investment...............................................           --       40,433     40,433
Property and equipment, net..............................    1,024,494      502,656         --
Deposits.................................................       12,995       11,564        400
                                                           -----------   ----------   --------
          Total assets...................................  $10,221,602   $6,544,145   $452,563
                                                           ===========   ==========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable..........................................  $ 4,395,399   $1,599,587   $147,904
  Notes payable -- stockholders..........................      523,566      244,575         --
  Capital lease obligations, current.....................       92,957      114,957         --
  Accounts payable and accrued expenses..................    1,304,632    1,131,079     52,519
  Accrued salaries and related liabilities...............    1,306,192      240,783     54,818
  Accrued profit sharing contribution....................      150,000       81,219         --
  Deferred revenue.......................................      142,857    1,000,000         --
                                                           -----------   ----------   --------
          Total current liabilities......................    7,915,603    4,412,200    255,241
Long term liabilities:
  Capital lease obligations, noncurrent..................       36,544       93,657         --
  Deferred rent..........................................       37,909       24,232         --
                                                           -----------   ----------   --------
          Total liabilities..............................    7,990,056    4,530,089    255,241
                                                           -----------   ----------   --------
Stockholders' equity:
  Common stock, $.01 par value, 9,000 shares authorized,
     304 and 150 shares issued and outstanding...........            3            1          1
  Paid in capital........................................    1,012,394           --         --
  Retained earnings......................................    1,219,149    2,014,055    197,321
                                                           -----------   ----------   --------
          Total stockholders' equity.....................    2,231,546    2,014,056    197,322
Commitments
                                                           -----------   ----------   --------
          Total liabilities and stockholders' equity.....  $10,221,602   $6,544,145   $452,563
                                                           ===========   ==========   ========

                      (See notes to financial statements)

                                 HATTECH, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                            1999          1998         1997
                                                         -----------   -----------   ---------
Revenue................................................  $31,847,052   $20,279,804   $ 713,785
                                                         -----------   -----------   ---------
Direct expenses
  Labor................................................    6,830,519     2,629,488     261,516
  Subcontractors.......................................    3,349,390     6,710,977      24,277
  Materials............................................    3,710,892     2,351,472          --
  Meals, travel and lodging............................    5,065,561     1,514,481     152,664
  Other................................................    1,069,644       524,007          --
                                                         -----------   -----------   ---------
          Total direct expenses........................   20,026,006    13,730,425     438,457
                                                         -----------   -----------   ---------
Gross profit...........................................   11,821,046     6,549,379     275,328
                                                         -----------   -----------   ---------
Indirect expenses
  Other indirect expenses..............................   10,622,163     4,482,074     164,415
  Depreciation.........................................      274,868       111,475      12,318
                                                         -----------   -----------   ---------
          Total indirect expenses......................   10,897,031     4,593,549     176,733
                                                         -----------   -----------   ---------
Operating income.......................................      924,015     1,955,830      98,595
                                                         -----------   -----------   ---------
Other (income) expenses
  Interest income......................................      (50,093)           --          --
  Gain/loss on investment..............................       (9,567)           --      31,618
  Interest expense.....................................      235,846       107,096       5,001
                                                         -----------   -----------   ---------
          Total other (income) expenses................      176,186       107,096      36,619
                                                         -----------   -----------   ---------
Net income.............................................      747,829     1,848,734      61,976
Retained earnings, beginning of year...................    2,014,055       197,321     235,345
Stockholder distributions..............................   (1,542,735)      (32,000)   (100,000)
                                                         -----------   -----------   ---------
Retained earnings, end of year.........................  $ 1,219,149   $ 2,014,055   $ 197,321
                                                         ===========   ===========   =========

                      (See notes to financial statements)

                                 HATTECH, INC.

                            STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                            1999          1998         1997
                                                         -----------   -----------   ---------
Cash flows from operating activities:
  Net income...........................................  $   747,829   $ 1,848,734   $  61,976
  Adjustments to reconcile net income to net cash used
     in operating activities:
     Depreciation and amortization.....................      274,868       111,475      12,318
     Bad debt expense..................................       11,079            --
     (Gain) loss on investment.........................       (9,567)           --      31,618
     Inventory reserve.................................       20,000            --
     Changes in assets and liabilities:
       Accounts receivable.............................   (1,133,147)   (5,019,922)   (287,107)
       Other current assets............................       25,585       (49,188)         --
       Inventory.......................................   (1,032,239)     (622,529)         --
       Deposits........................................       (1,431)      (11,164)       (400)
       Accounts payable and accrued expenses...........      173,553     1,078,560      42,997
       Accrued salaries and related liabilities........    1,065,409       185,965      54,818
       Accrued profit sharing contribution.............       68,781        81,219          --
       Deferred revenue................................     (857,143)    1,000,000          --
       Deferred rent...................................       13,677        24,232
                                                         -----------   -----------   ---------
          Net cash used in operating activities........     (632,746)   (1,372,618)    (83,780)
                                                         -----------   -----------   ---------
Cash flows from investing activities:
  Proceeds from investment.............................       50,000            --     130,000
  Increase in notes receivable.........................       (5,500)      (10,000)         --
  Capital expenditures.................................     (750,649)     (334,708)    (12,318)
                                                         -----------   -----------   ---------
          Net cash (used in) provided by investing
            activities.................................     (706,149)     (344,708)    117,682
                                                         -----------   -----------   ---------
Cash flows from financing activities:
  Proceeds from issuance of stock......................    1,012,396            --          --
  Increase in note payable -- line-of-credit...........    2,795,812     1,496,338     153,249
  Principal payments of long term debt.................           --       (44,655)     (5,345)
  Principal payments under capital lease obligations...     (125,170)      (70,809)         --
  Increase in notes payable -- stockholders............      278,991       244,575          --
  Stockholder distributions............................   (1,542,735)      (32,000)   (100,000)
                                                         -----------   -----------   ---------
          Net cash provided by financing activities....    2,419,294     1,593,449      47,904
                                                         -----------   -----------   ---------
Net increase (decrease) in cash........................    1,080,399      (123,877)     81,806
Cash, beginning of year................................          746       124,623      42,817
                                                         -----------   -----------   ---------
Cash, end of year......................................  $ 1,081,145   $       746   $ 124,623
                                                         ===========   ===========   =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest...............  $   215,855   $    88,496   $   5,001
                                                         ===========   ===========   =========

                      (See notes to financial statements)

                                 HATTECH, INC.

                         NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997

NOTE 1 -- ORGANIZATION AND BUSINESS

     Hattech, Inc. (the Company) was incorporated in the Commonwealth of Virginia on January 23, 1995. The Company provides engineering and installation of telecommunications equipment services to customers throughout the United States.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH

     For purposes of the statement of cash flows, cash consists of demand deposits held in banks.

     The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk for amounts in excess of the insured limits.

ACCOUNTS RECEIVABLE

     The Company maintains its books and records on the accrual basis of accounting. Accounts receivable are reported at their gross value, less an allowance for doubtful accounts as deemed necessary. The allowance for doubtful accounts was $5,149 at December 31, 1999. There was no allowance for doubtful accounts at December 31, 1998 and 1997. Unbilled accounts receivable consist primarily of sales to customers which cannot be billed until the project is substantially complete.

REVENUE RECOGNITION

     Revenue on time and material contracts is recognized on the basis of billable rates times hours delivered plus materials expense incurred. Revenue on fixed-price contracts is recognized on the basis of percentage-of-completion using a method which approximates costs incurred in relation to the estimated costs. Losses on contracts are provided for in the period in which they are first determined.

     Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.

INVENTORY

     Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The Company's inventory is comprised primarily of materials and cable.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Property and equipment under capital leases are stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value of the property at the inception of the lease.

     Depreciation on property and equipment is calculated using the straight-line and accelerated methods over the estimated useful lives of the assets, generally 3 to 10 years. Property and equipment held under capital leases which contain a bargain purchase option or transfer of ownership are depreciated in the same manner described above. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

                                 HATTECH, INC.

ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

     The Company elected to be taxed as an "S" Corporation effective January 1, 1996 under the Internal Revenue Code. Consequently, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income.

NOTE 3 -- INVESTMENT

     The Company had a 42% interest as a general partner in a joint venture that designed and installed telecommunication equipment for customers overseas. The joint venture is reflected on the accompanying balance sheets at December 31, 1998 and 1997 using the equity method of accounting.

     The Company and its partner in the joint venture were in litigation over the value of the Company's interest in the joint venture. The litigation was settled during 1999. As part of the settlement, the Company received $50,000 and the joint venture was dissolved.

NOTE 4 -- PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31:

                                                                 1999        1998      1997
                                                              ----------   --------   -------
Equipment...................................................  $  605,179   $247,756   $ 7,735
Computer equipment and software.............................     473,689    271,153    10,486
Furniture and fixtures......................................     180,760     50,703        --
Building improvements.......................................     122,725     62,740        --
Vehicles....................................................      46,057         --        --
                                                              ----------   --------   -------
                                                               1,428,410    632,352    18,221
          Less accumulated depreciation.....................     403,916    129,696    18,221
                                                              ----------   --------   -------
                                                              $1,024,494   $502,656   $    --
                                                              ==========   ========   =======

NOTE 5 -- NOTE PAYABLE

     The Company has a line-of-credit with a bank which provides for borrowings up to $7,500,000 ($5,000,000 at December 31, 1998 and $500,000 at December 31,
1997). Borrowings are limited to eligible accounts receivable and eligible inventory, as defined in the Loan and Security Agreements. The current line-of-credit matures on September 30, 2000. Borrowings bear interest at .5% (1% at December 31, 1998 and 1.375% at December 31, 1997) above the prime rate as published in the Wall Street Journal and are secured by all of the Company's assets, assignment of life insurance policies on the stockholders, and deeds of trust on the stockholders' residences. Borrowings are also guaranteed by the Company's stockholders and their spouses. At December 31, 1999, 1998 and 1997, $4,395,399, $1,599,587 and $103,249, respectively, were outstanding.

     In addition, the Company had a $50,000 term loan as of December 31, 1997 with the same bank. The loan agreement was dated July 14, 1997 with the loan maturing on July 14, 2000. The loan was to be

                                 HATTECH, INC.

repaid in 35 principal payments of $1,380 and one final principal and interest payment of $1,713.99. Monthly payments of accrued interest were also due at a rate of 1.375% over the prime rate (initial rate of 9.875%). The loan was secured by all of the Company's assets, assignment of life insurance policies on the stockholders and deeds of trust on the stockholders' residences. The term loan was included in the $5,000,000 line-of-credit agreement executed in 1998.

NOTE 6 -- NOTES PAYABLE -- STOCKHOLDERS

     The stockholders' loaned the Company funds during 1999 and 1998. The loans are evidenced by notes that are unsecured and bear interest at 6% per annum. The notes are subordinate to the line-of-credit described in Note 5.

     The aggregate amount of notes payable to stockholders at December 31, 1999 and 1998 was $523,566 and $244,575, respectively.

     Interest expense incurred during 1999 and payable to the stockholders' at December 31, 1999 was $14,675. There was no interest expense incurred to the stockholders during 1998.

NOTE 7 -- COMMON STOCK

     There were no transactions affecting common stock in 1998. The following is a summary of transactions affecting common stock during the year ended December 31, 1999:

                                                               COMMON STOCK     ADDITIONAL
                                                              ---------------    PAID-IN
                                                              SHARES   AMOUNT    CAPITAL
                                                              ------   ------   ----------
Balance, January 1, 1999....................................   150       $1     $       --
Issuance of stock...........................................   154        2      1,012,394
                                                               ---       --     ----------
Balance, December 31, 1999..................................   304       $3     $1,012,394
                                                               ===       ==     ==========

     The Company issued 154 shares of common stock in 1999 in exchange for notes receivable. The notes receivable were collected on December 30, 1999

     The Company issued 68 shares of common stock at par value ($.68) to the current stockholders during 1997.

NOTE 8 -- LEASES AND COMMITMENTS

     The Company is obligated under various capital leases for a vehicle, computers and equipment that expire throughout the next four years. At December 31, 1999 and 1998, the gross amount of capital leases included in the Company's property and equipment was as follows:

                                                                1999        1998
                                                              --------    --------
Equipment...................................................  $223,700    $223,700
Computer equipment and software.............................    55,723      55,723
Vehicle.....................................................    46,057          --
                                                              --------    --------
                                                               325,480     279,423
  Less accumulated amortization.............................   146,476      51,419
                                                              --------    --------
                                                              $179,004    $228,004
                                                              ========    ========

                                 HATTECH, INC.

     The Company also has noncancellable operating leases for office and warehouse facilities that expire over the next three years. Some of the operating leases include scheduled rent escalations and also require the Company to pay its proportionate share of building expenses as additional rent. The aggregate cash payments for leases with rent escalations are being expensed ratably over the related lease term resulting in deferred rent.

     Future minimum lease payments under noncancellable operating leases and the present value of future minimum capital lease payments as of December 31, 1999 are:

                                                              CAPITAL     OPERATING
                  YEAR ENDING DECEMBER 31,                     LEASES       LEASES
                  ------------------------                    --------    ----------
2000........................................................  $100,495    $  597,463
2001........................................................    20,335       473,799
2002........................................................    10,739       470,544
2003........................................................     8,055            --
                                                              --------    ----------
                                                               139,624    $1,541,806
                                                                          ==========
Less interest at rates ranging from 6.21% to 15.31%.........    10,123
                                                              --------
Present value of net minimum capital lease payments.........   129,501
Less current portion........................................    92,957
                                                              --------
Obligations under capital leases, noncurrent................  $ 36,544
                                                              ========

     The Company's rental expense for operating leases in 1999 and 1998, including additional rent of $109,472 and $107,974, was $768,194 and $645,370, respectively. Amortization of assets recorded under capital leases during 1999 and 1998 was $95,057 and $51,419, respectively, and is included in depreciation expense.

     The Company has the right to terminate its primary lease for office and facilities space under certain conditions.

NOTE 9 -- CONCENTRATIONS

     The Company was the primary provider of field engineering and installation services for one of its customers. The Company also provided warehouse and staging facility services for the customer. The services were provided pursuant to a Services Agreement that commenced February 1, 1998 and terminated February 1, 2000.

     Revenue generated from this customer comprised approximately 70%, 97% and 100% of total revenue for the years ended December 31, 1999, 1998 and 1997, respectively. Approximately 58%, 90% and 100% of billed and unbilled accounts receivable at December 31, 1999, 1998 and 1997, respectively, are due from this customer.

     Two other customers had balances that approximated 15% and 11% of total accounts receivable at December 31, 1999.

     The Company obtains the majority of its inventory from two suppliers. Although no formal purchase agreement exists, the Company believes the relationships will continue.

     The Company has an agreement effective July 1, 1997 with a union that covers approximately 39% of the Company's labor force in 1999. The agreement terminates on June 30, 2002.

                                 HATTECH, INC.

NOTE 10 -- PROFIT SHARING

     The Company amended its 401(k) Profit Sharing Plan (the Plan) in 1999 and 1998 to eliminate minimum age and length of service requirements. The Plan allows eligible employees to defer a portion of their annual compensation, subject to the limits in Section 401(k) of the Internal Revenue Code. The Company, at its discretion, may make profit sharing contributions to the Plan. Such contributions vest ratably over a five year period. The Company made profit sharing contributions of $150,000 and $81,219 in 1999 and 1998, respectively.

NOTE 11 -- EMPLOYEE STOCK BASED COMPENSATION

     The Company adopted an Employee Stock Based Compensation Agreement in December 1999. The agreement entitles participants to receive compensation in the form of "stock based compensation units," as defined in the agreement. The board of directors, at its discretion, grants "stock based compensation units." The agreement provides for ratable vesting over a five-year period.

     The value of each "stock based compensation unit" is determined at the end of each fiscal year through the year ending December 31, 2003, at which time the final value of the "stock based compensation units" will be determined. The value of each "stock based compensation unit" is determined by a formula defined in the agreement.

     In the event that there is a change in control transaction, as defined in the agreement, prior to December 31, 2003, participants will be entitled to receive their vested portion of the "stock based compensation units" within 60 days of the change in control. Participants that remain with the Company after a change in control will continue to receive compensation equal to the amount they would have received, on each vesting date, had there not been a change in control.

     The value of the "stock based compensation units" at December 31, 1999 was $46,999 and is included in the accompanying financial statements as an expense and a liability.

NOTE 12 -- 1998 FINANCIAL STATEMENTS RESTATED

     Certain errors, resulting in the overstatement of reported net income in the Company's previously issued 1998 unaudited financial statements, have been corrected as a result of the audits for the years ended December 31, 1998 and 1997. The changes to retained earnings at December 31, 1997 and to the 1998 statement of income and retained earnings are summarized as follows:

                                                              RETAINED
                                                              EARNINGS   NET INCOME
                                                              --------   ----------
As previously reported......................................  $139,850   $1,906,205
  Overstatement of revenues.................................   112,280     (112,280)
  Overstatement of salaries.................................   (54,809)      54,809
                                                              --------   ----------
As restated.................................................  $197,321   $1,848,734
                                                              ========   ==========

NOTE 13 -- NONCASH INVESTING AND FINANCING ACTIVITIES

     Capital lease obligations of $46,057 and $279,423 were incurred in 1999 and 1998, respectively, when the Company entered into leases for a vehicle and computer and office equipment.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Management of
Copenhagen Utilities & Construction, Inc.
and the Board of Directors of Orius Corp.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, retained earnings and of cash flows present fairly, in all material respects, the financial position of Copenhagen Utilities & Construction, Inc. (the "Company") at December 31, 1997 and 1998 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
/s/ PRICEWATERHOUSECOOPERS LLP
Portland, Oregon
May 20, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Orius Corp.:

     In our opinion, the accompanying balance sheet and the related statements of income, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Copenhagen Utilities & Construction, Inc. (the "Company") at February 26, 1999, and the results of its operations and its cash flows for the period January 1, 1999 through February 26, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.
/s/ PRICEWATERHOUSECOOPERS LLP
Chicago, Illinois
September 11, 2000

                   COPENHAGEN UTILITIES & CONSTRUCTION, INC.

                          CONSOLIDATED BALANCE SHEETS

                DECEMBER 31, 1997 AND 1998 AND FEBRUARY 26, 1999

                                                             1997          1998          1999
                                                          -----------   -----------   -----------
ASSETS
Current assets:
  Cash..................................................  $ 1,100,760   $ 1,638,845   $   432,586
  Short-term investments................................      750,000       750,000       750,000
  Accounts receivable, net..............................    5,522,908     3,980,602     3,320,332
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..............................    2,438,416     2,217,739     1,990,349
  Deferred income taxes.................................       16,000        21,000        21,000
  Prepaid expenses and other current assets.............       76,300       105,938        91,560
  Income taxes receivable...............................                     94,103        94,103
                                                          -----------   -----------   -----------
          Total current assets..........................    9,904,384     8,808,227     6,699,930
Vehicles, equipment and leasehold improvements, net.....    2,098,858     1,835,429     1,781,108
                                                          -----------   -----------   -----------
          Total assets..................................  $12,003,242   $10,643,656   $ 8,481,038
                                                          ===========   ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................  $ 2,519,770   $ 1,300,495   $ 1,271,245
  Accrued liabilities...................................    2,548,086     3,185,607       650,663
  Long-term debt, current portion.......................       61,023       129,364       129,364
  Billings in excess of costs and estimated earnings on
     uncompleted contracts..............................      780,404       250,437       278,032
                                                          -----------   -----------   -----------
          Total current liabilities.....................    5,909,283     4,865,903     2,329,304
Long-term debt..........................................      835,277        28,032         2,423
                                                          -----------   -----------   -----------
          Total liabilities.............................    6,744,560     4,893,935     2,331,727
                                                          -----------   -----------   -----------
Contingencies (Note 12)
Stockholders' equity:
  Common stock:
     Voting; 10,000 shares authorized, 2,496 issued and
       outstanding in 1997 and 1998, par value $.02.....           50            50            50
     Nonvoting; 90,000 shares authorized, 59,904 shares
       issued and outstanding in 1997 and 1998, par
       value $.02.......................................        1,198         1,198         1,198
     Additional paid-in capital.........................                    651,319       651,319
     Retained earnings..................................    5,257,434     5,097,154     5,496,744
                                                          -----------   -----------   -----------
          Total stockholders' equity....................    5,258,682     5,749,721     6,149,311
                                                          -----------   -----------   -----------
          Total liabilities and stockholders' equity....  $12,003,242   $10,643,656   $ 8,481,038
                                                          ===========   ===========   ===========

    The accompanying notes are an integral part of the Financial Statements.

                   COPENHAGEN UTILITIES & CONSTRUCTION, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998
          AND FOR THE PERIOD JANUARY 1, 1999 THROUGH FEBRUARY 26, 1999

                                                              1997          1998          1999
                                                           -----------   -----------   ----------
Contract revenue.........................................  $48,377,526   $35,191,894   $3,877,516
Contract costs...........................................   39,166,200    27,092,236    2,639,110
                                                           -----------   -----------   ----------
     Gross profit........................................    9,211,326     8,099,658    1,238,406
General and administrative expenses......................    6,888,750     8,541,112      634,467
                                                           -----------   -----------   ----------
     Income (loss) from operations.......................    2,322,576      (441,454)     603,939
                                                           -----------   -----------   ----------
Other (income) expense:
  Interest income........................................     (207,866)     (238,701)     (19,033)
  Interest expense.......................................       43,126        68,882        8,795
  (Gain) loss on disposal of assets......................       (3,238)      (35,355)          --
                                                           -----------   -----------   ----------
                                                              (167,978)     (205,174)     (10,238)
                                                           -----------   -----------   ----------
     Income (loss) before income tax provision...........    2,490,554      (236,280)     614,177
Income tax provision (benefit)...........................      900,000       (76,000)     214,587
                                                           -----------   -----------   ----------
     Net income (loss)...................................    1,590,554      (160,280)     399,590
Retained earnings, beginning of year.....................    3,816,880     5,257,434    5,097,154
Dividends paid...........................................     (150,000)           --           --
                                                           -----------   -----------   ----------
Retained earnings, end of period.........................  $ 5,257,434   $ 5,097,154   $5,496,744
                                                           ===========   ===========   ==========

    The accompanying notes are an integral part of the Financial Statements.

                   COPENHAGEN UTILITIES & CONSTRUCTION, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998
          AND FOR THE PERIOD JANUARY 1, 1999 THROUGH FEBRUARY 26, 1999

                                                             1997          1998          1999
                                                          -----------   -----------   -----------
Cash flows from operating activities:
  Net income (loss).....................................  $ 1,590,554   $  (160,280)  $   399,590
                                                          -----------   -----------   -----------
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization......................      635,084       839,632       160,000
     Gain on disposal of assets.........................       (3,238)      (35,355)           --
     Net changes in operating assets and liabilities:
       Accounts receivables.............................      645,554)    1,542,306       660,280
       Prepaid expenses and other current assets........      (21,264)      (29,638)       14,378
       Costs and estimated earnings in excess of
          billings on uncompleted contracts.............     (549,642)      220,677       227,390
       Deferred income tax..............................       11,000        (5,000)           --
       Billings in excess of costs and estimated
          earnings on uncompleted contracts.............      180,963      (529,967)       27,595
       Accounts payable.................................        2,550    (1,219,275)       29,250
       Accrued liabilities..............................    1,164,688     1,072,971    (2,534,944)
       Income taxes payable (receivable)................     (259,754)     (529,553)           --
                                                          -----------   -----------   -----------
          Total adjustments.............................      514,833     1,326,798    (1,474,551)
                                                          -----------   -----------   -----------
          Net cash provided by (used in) operating
            activities..................................    2,105,387     1,166,518    (1,074,961)
                                                          -----------   -----------   -----------
Cash flows from investing activities:
  Proceeds from disposal of assets......................       23,300        38,500            --
  Purchase of vehicles, equipment and leasehold
     improvements.......................................     (449,190)     (464,648)     (105,679)
  Purchase of short-term investments....................     (750,000)           --            --
                                                          -----------   -----------   -----------
          Net cash used in investing activities.........   (1,758,190)     (426,148)     (105,679)
                                                          -----------   -----------   -----------
Cash flows from financing activities:
  Dividends paid........................................     (150,000)           --            --
  Contributions from shareholders.......................           --       109,085            --
  Payments on long-term debt............................     (720,223)     (311,370)      (25,609)
                                                          -----------   -----------   -----------
          Net cash used in financing activities.........     (870,223)     (202,285)      (25,609)
                                                          -----------   -----------   -----------
          Net increase (decrease) in cash...............       59,274       538,085    (1,206,259)
Cash at beginning of year...............................    1,041,486     1,100,760     1,638,845
                                                          -----------   -----------   -----------
Cash at end of year.....................................  $ 1,100,760   $ 1,638,845   $   432,586
                                                          ===========   ===========   ===========
Supplemental disclosure of noncash investing and
  financing transactions:
  Notes payable assumed by a related party recorded as
     additional paid-in capital.........................  $        --   $   542,234   $        --
                                                          ===========   ===========   ===========
  Equipment purchased with notes payable................  $   405,277   $   114,700            --
                                                          ===========   ===========   ===========
Supplemental disclosure of cash flow information:
  Cash paid for income taxes............................  $ 1,148,754   $   458,553            --
                                                          ===========   ===========   ===========
  Cash paid for interest................................  $    72,336   $    51,290            --
                                                          ===========   ===========   ===========

    The accompanying notes are an integral part of the Financial Statements.

                   COPENHAGEN UTILITIES & CONSTRUCTION, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

     Copenhagen Utilities & Construction, Inc. (the "Company,") an Oregon corporation since 1975, operates in Oregon, Washington, California and Nevada. The Company is a provider of installation, design, engineering and maintenance services for the telecom industry. The Company also provides installation services for gas and water utilities. The Company is located in Clackamas, Oregon and Sacramento, California.

     These financial statements include the accounts of a special purpose entity, Excel Equipment LLC, and is owned by the same shareholders as the Company. On December 31, 1998, in preparation for the sale of the outstanding shares of stock of the Company as discussed in Note 13, substantially all assets of Excel were transferred to the Company, and the Company assumed a portion of the Company's long-term debt. In connection with this transfer amounts owing related entities by Excel totaling $542,234 was not assumed by the Company and accordingly, was recorded as a contribution of capital.

     Following is a summary of the Company's significant accounting policies:

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents. The cost of these investments approximates fair value. At times, temporary cash investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. The Companies deposits in high credit quality investments with reputable financial institutions.

SHORT-TERM INVESTMENTS

     Short-term investments are stated at fair market value as of the balance sheet date. Unrealized holding gains or losses are reported in the balance sheet as a separate component of stockholders' equity until realized. Realized gains and losses are included in operations.

     The Company reported no unrealized gains or losses as the market value of short-term investments approximated their cost at December 31, 1997 and 1998 and February 26, 1999.

ACCOUNTING FOR LONG-TERM CONTRACTS

     The accompanying financial statements have been prepared using the percentage-of-completion method of accounting for long-term contracts. This accounting method provides for the recognition of revenue on contracts which are not yet completed. The amount of revenue recognized is based on the percentage that contract costs incurred to date bear to estimated total contract costs, except that anticipated losses are recognized in their entirety without reference to percentage-of-completion. Contract costs include all subcontracts, direct labor and benefits, materials and allocated equipment and indirect costs.

     The Company allocates equipment and indirect costs to each contract based on equipment usage and direct labor rates. These rates are reviewed and adjusted periodically to reflect changes in the Company's total equipment and indirect costs.

     Revisions in estimated costs and earnings are reported in the accounting period in which the facts requiring revisions become known.

     Profits and losses from service and minor installation contracts are recognized in the period the work is completed.

                   COPENHAGEN UTILITIES & CONSTRUCTION, INC.

OPERATING CYCLE

     Assets and liabilities related to long-term contracts are included in current assets and current liabilities in the accompanying balance sheets as they will be liquidated in the normal course of contract completion, although this may require more than one year.

VEHICLES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Vehicles, equipment and leasehold improvements are stated at cost. Maintenance and repairs of a routine nature are charged to operations as incurred; additions and improvements are capitalized. Gains and losses from sales or retirements are included in operations.

     Depreciation is computed by accelerated methods over the estimated useful lives of the related assets, which are as follows:

Construction vehicles and equipment.........................       5 years
Office furniture and equipment..............................  5 to 7 years
Leasehold improvements......................................      15 years

     Amortization of leasehold improvements is classified as depreciation expense for financial reporting.

INCOME TAXES

     Deferred income taxes are provided for the expected future income tax effect of differences between the tax basis of assets and liabilities and their financial reporting amounts. At the balance sheet date, based on enacted tax laws and statutory tax rates applicable to the years in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

     The Company's cash and accounts receivable subject the Company to concentrations of potential credit risk. The Company limits its risk by depositing cash only with established financial institutions which maintain high credit standings. The Company limits its exposure to losses on accounts receivable by maintaining a broad customer base and performing the majority of its contracts for public agencies.

     The Company has a long-term service contract to provide service for one major customer. The Company had total revenues of $16,521,016, $15,219,596 and $1,648,875 for fiscal years 1997 and 1998 and the period January 1, 1999 through February 26, 1999, which comprises approximately 34.2%, 43.5% and 42.5%, respectively.

2. SHORT-TERM INVESTMENTS:

     Short-term investments at December 31, 1997 and 1998 and February 26, 1999 consist of municipal bonds with an approximately 5.60% effective annual yield. The market value of these investments approximated cost.

                   COPENHAGEN UTILITIES & CONSTRUCTION, INC.

3. ACCOUNTS RECEIVABLE:

     Accounts receivable consist of the following at December 31, 1997 and 1998 and February 26, 1999:

                                                        1997         1998         1999
                                                     ----------   ----------   ----------
Construction contracts.............................  $4,134,239   $3,533,164   $3,021,724
Retainage on construction contracts................   1,398,669      457,438      308,608
                                                     ----------   ----------   ----------
                                                      5,532,908    3,990,602    3,330,332
Less allowance for uncollectible accounts..........      10,000       10,000       10,000
                                                     ----------   ----------   ----------
                                                     $5,522,908   $3,980,602   $3,320,332
                                                     ==========   ==========   ==========

     Retainage billed but not due until contract completion is $1,398,669, $457,438 and $308,608 at December 31, 1997 and 1998 and February 26, 1999,
respectively. The Company expects to collect the retainage over the next year upon contract completion.

4. LONG-TERM CONTRACTS IN PROGRESS:

     Following is a summary of long-term contracts in progress for the years ended December 31, 1997 and 1998 and the period January 1, 1999 to February 26, 1999:

                                 1997                         1998                         1999
                       -------------------------   --------------------------   --------------------------
                        ESTIMATED                   ESTIMATED                    ESTIMATED
                          TOTAL       CONTRACT        TOTAL        CONTRACT        TOTAL        CONTRACT
                        CONTRACT       TO DATE      CONTRACT       TO DATE       CONTRACT       TO DATE
                       -----------   -----------   -----------   ------------   -----------   ------------
Contract costs.......  $43,967,855   $30,758,952   $45,321,883   $ 42,768,316   $25,697,740   $ 16,293,513
Gross profit.........    6,403,291     3,318,369     9,450,258      9,111,308     4,266,046      3,146,683
                       -----------   -----------   -----------   ------------   -----------   ------------
  Contract revenue...  $50,371,146    34,077,321   $54,772,141     51,879,624   $29,963,786     19,440,196
                       ===========                 ===========                  ===========
Less billings........                (32,419,309)                 (49,912,322)                 (17,727,879)
                                     -----------                 ------------                 ------------
  Net
    underbillings....                $ 1,658,012                 $  1,967,302                 $  1,712,317
                                     ===========                 ============                 ============

                                                        1997         1998         1999
                                                     ----------   ----------   ----------
Costs and estimated earnings in excess of billings
  on uncompleted contracts.........................  $2,438,416   $2,217,739   $1,990,349
Billings in excess of costs and estimated earnings
  on uncompleted contracts.........................    (780,404)    (250,437)    (278,032)
                                                     ----------   ----------   ----------
                                                     $1,658,012   $1,967,302   $1,712,317
                                                     ==========   ==========   ==========

                   COPENHAGEN UTILITIES & CONSTRUCTION, INC.

5. VEHICLES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

     Vehicles, equipment and leasehold improvements at December 31, 1997 and 1998 and February 26, 1999:

                                                        1997          1998          1999
                                                     ----------    ----------    ----------
Construction vehicles and equipment..............    $5,633,278    $5,995,829    $6,101,508
Office furniture and equipment...................       338,780       500,407       500,407
Leasehold improvements...........................       126,786       126,786       126,786
                                                     ----------    ----------    ----------
                                                      6,098,844     6,623,022     6,728,701
Less accumulated depreciation....................     3,999,986     4,787,593     4,947,593
                                                     ----------    ----------    ----------
                                                     $2,098,858    $1,835,429    $1,781,108
                                                     ==========    ==========    ==========

6. LINE OF CREDIT:

     The Company maintains an operating line of credit agreement with U.S. Bank which renews annually in May. Funds are available to a maximum of $750,000, subject to availability of collateral (80% of eligible accounts receivable). Borrowings under this agreement bear interest at the bank's prime lending rate. There were no outstanding borrowings under the line of credit agreement at December 31, 1997 or 1998 or February 26, 1999.

     The line of credit agreement contains certain restrictive covenants related to the Company's current ratio, net worth and debt to equity ratio. The Company was in compliance with all requirements at February 26, 1999.

     The Company maintains a term-financing line of credit agreement with U.S. Bank for equipment acquisitions. Under this agreement, the Company may borrow up to $750,000 (not to exceed 80% of the sales price of equipment acquired). Borrowings bear interest at the bank's prime lending rate plus one-half percent. Loans are amortized over three to five years. There were no outstanding borrowings under the equipment line of credit agreement at December 31, 1997 or 1998 or February 26, 1999.

7. LONG-TERM DEBT:

     Long-term debt consists of the following at December 31, 1997 and 1998 and February 26, 1999:

                                                                1997       1998       1999
                                                              --------   --------   --------
Contracts payable to Case Credit Corporation (12) and
  Western Traction Company (1) in aggregate monthly average
  installments of $11,775, including interest ranging from
  6% to 7.90%; maturing in November 1999; collateralized by
  construction equipment....................................  $284,138   $157,396   $131,787
Related party long-term debt:
  Leota Johnson, monthly installments of $3,533, including
     interest of 7.5%; maturing in February 2010............   353,470         --         --
  Johnson Family Trust monthly installments of $2,581,
     including interest of 7.5%; maturing in February
     2010...................................................   258,692         --         --
                                                              --------   --------   --------
                                                               896,300    157,396    131,787
Less amount due within one year.............................    61,023    129,364    129,364
                                                              --------   --------   --------
                                                              $835,277   $ 28,032   $  2,423
                                                              ========   ========   ========

                   COPENHAGEN UTILITIES & CONSTRUCTION, INC.

8. INCOME TAXES:

     The income tax provision (benefit) reported in the accompanying statements of operations and retained earnings consist of the following for the years ended December 31, 1997 and 1998 and the period January 1, 1999 to February 26, 1999:

                                                1997                                  1998                       1999
                                ------------------------------------   -----------------------------------   ------------
                                 CURRENTLY      DEFERRED                CURRENTLY     DEFERRED                CURRENTLY
                                  PAYABLE      PROVISION                 PAYABLE      PROVISION                PAYABLE
                                (RECEIVABLE)   (BENEFIT)     TOTAL     (RECEIVABLE)   (BENEFIT)    TOTAL     (RECEIVABLE)
                                ------------   ----------   --------   ------------   ---------   --------   ------------
Federal.......................    $790,000      $ 8,000     $798,000     $(71,000)     $ 2,000    $(69,000)    $190,982
State.........................      99,000        3,000      102,000                    (7,000)     (7,000)      23,605
                                  --------      -------     --------     --------      -------    --------     --------
                                  $889,000      $11,000     $900,000     $(71,000)     $(5,000)   $(76,000)    $214,587
                                  ========      =======     ========     ========      =======    ========     ========
Effective tax rate............                                  36.1%                                (32.2)%
                                                            ========                              ========

                                        1999
                                --------------------
                                DEFERRED
                                PROVISION
                                 BENEFIT     TOTAL
                                ---------   --------
Federal.......................     $--      $190,982
State.........................     --         23,605
                                   --       --------
                                   $--      $214,587
                                   ==       ========
Effective tax rate............                  34.9%
                                            ========

     The income tax provision (benefit) result in effective rates which differ from the statutory rate primarily due to the effect of state income taxes.

     Deferred income taxes are recognized for the expected future income tax effect of differences between the tax bases of assets and liabilities and their financial reporting amounts (temporary differences). Following is a summary of temporary differences and the related deferred income tax effect as of December 31, 1997 and 1998 and February 26, 1999:

                                            1997                       1998                       1999
                                  ------------------------   ------------------------   ------------------------
                                   AMOUNT OF     DEFERRED     AMOUNT OF     DEFERRED     AMOUNT OF     DEFERRED
                                   TEMPORARY    INCOME TAX    TEMPORARY    INCOME TAX    TEMPORARY    INCOME TAX
SOURCES OF TEMPORARY DIFFERENCES  DIFFERENCES     EFFECT     DIFFERENCES     EFFECT     DIFFERENCES     EFFECT
--------------------------------  -----------   ----------   -----------   ----------   -----------   ----------
Accrued insurance reserves......    $35,000      $12,000       $25,000      $10,000      $ 25,000      $10,000
Allowance for uncollectible
  accounts receivable...........     10,000        4,000        10,000        4,000        10,000        4,000
State tax net operating losses
  net of federal provision......                               165,000        7,000       165,000        7,000
                                                 -------                    -------                    -------
Deferred income tax benefit.....                 $16,000                    $21,000                    $21,000
                                                 =======                    =======                    =======

     Recoverable income taxes totaling $94,103 reported in the accompanying December 31, 1998 and February 26, 1999 balance sheets result from federal and state estimated tax payments which exceeded the Company's current income tax obligations.

9. OPERATING LEASE COMMITMENTS:

     The Company leases office and shop facilities in Clackamas, Oregon and Sacramento, California from its stockholders under lease agreements which require the Company to pay certain operating costs such as property taxes, insurance and utilities in addition to the basic rent.

     The combined rent commitment under these leases is $19,000 per month through February 2004, exclusive of operating costs.

     Rent expense charged to operations under all operating leases, including the leases with the Company's stockholders described above, totaled approximately, $1,719,100, $1,085,000 and $180,300 for 1997 and 1998 and for the
period January 1, 1999 through February 26, 1999, respectively. Rent expense paid to a related party was $168,000 for each of the years ended 1997 and 1998 and $28,650 for the period January 1, 1999 to February 26, 1999.

                   COPENHAGEN UTILITIES & CONSTRUCTION, INC.

10. EMPLOYEE BENEFIT PLANS:

RETIREMENT PLANS:

     The Company's hourly field employees and certain salaried employees participate in a multi-employer money purchase pension plan sponsored by the Associated General Contractors of America, Inc. Contributions charged to operations under this plan totaled approximately $683,000, $604,000 and $34,000 for 1997 and 1998 and the period January 1, 1999 through February 26, 1999, respectively.

     The Company maintains a defined contribution retirement plan under provisions of Internal Revenue Code Section 401(k) for its eligible employees not covered by the money purchase pension plan described above. The plan requires the Company to match 50% of employee contributions, to a maximum Company contribution of 3% of the employee's annual compensation (up to specified limits set by law). The plan also allows for discretionary contributions to be determined annually by the Company's Board of Directors. Contributions charged to operations under this plan totaled approximately, $64,000, $54,000, and $7,000 for the years ended December 31, 1997 and 1998 and the period January 1, 1999 through February 26, 1999, respectively.

INCENTIVE BONUS PLAN:

     The Company has an incentive bonus plan for certain key employees under which the employees can share in profits which the Company earns in excess of predetermined norms. Bonuses earned under this formula have been paid or accrued as of year-end. Bonuses paid by the Company were $4,035,000 and $5,218,500 during fiscal years 1997 and 1998, respectively. No bonuses were paid or accrued for the period January 1, 1999 through February 26, 1999.

11. RECAPITALIZATION:

     In July 1997 the Company's stockholders recapitalized the Company by creating a second class of (nonvoting) capital stock to facilitate business succession plans. The stockholders exchanged 1,248 shares of $1 par value voting common stock for 2,496 of voting common stock and 59,904 shares of nonvoting common stock.

12. CONTINGENCIES:

     The Company is a party to certain claims and suits arising out of the conduct of its business. While there can be no assurance as to their ultimate outcome, management does not believe these matters will have a material adverse effect on its consolidated financial condition or operating results.

13. SUBSEQUENT EVENT:

     On February 26, 1999, the stockholders of the Company sold all outstanding shares of stock to the Orius Corporation of West Palm Beach, Florida for cash and common stock.

                                  (ORIUS LOGO)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of estimated expenses, to be paid solely by Orius Corp., of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee.........   $66,000
NASD filing fee.............................................    25,500
Nasdaq National Market listing fee..........................         *
Blue Sky fees and expenses (including attorneys' fees and
  expenses).................................................         *
Printing expenses...........................................         *
Accounting fees and expenses................................         *
Transfer agent's fees and expenses..........................         *
Legal fees and expenses.....................................         *
Miscellaneous expenses......................................         *
                                                               -------
          Total.............................................   $     *
                                                               =======

---------------

*  To be provided by Amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  General Corporation Law

     We are incorporated under the laws of the State of Florida. Section
607.0850 of the Florida Business Corporation Act provides for indemnification of a corporation's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.

     The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under a corporation's Articles of Incorporation or Bylaws or any agreement between officers and directors and a corporation. Our Bylaws provide for the indemnification of directors, former directors and officers to the maximum extent permitted by Florida law. Our Bylaws also provide that we may purchase and maintain insurance on behalf of a director or officer against liability asserted against the director or officer in such capacity. Prior to the consummation of this offering, we expect to enter into agreements that provide for indemnification for our officers and directors in addition to the indemnification provided for in our restated certificate of incorporation and bylaws.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In the three years preceding the filing of this Registration Statement, the Registrant sold the following securities that were not registered under the Securities Act. No underwriting discounts or commissions were paid in connection with any of these sales.

     The Registrant acquired Irwin Utilities of Texas in January 2000, Fenix Communications, Inc. and Midwest Splicing & Activation, Inc. in April 2000 and Hattech, Inc. in May 2000. As partial consideration for the purchase of these companies, the Registrant issued the former owners shares of its common stock, series C preferred stock and junior subordinated notes in the amounts set forth below. These issuances were exempt from registration under Section 4(2) of the Securities Act as transactions not involving a public offering.

                                                          COMMON     SERIES C    JUNIOR SUBORDINATED
ACQUISITION                                               STOCK      PREFERRED          NOTES
-----------                                             ----------   ---------   -------------------
Irwin.................................................  269,052.30   2,128.76       $1,471,244.00
Fenix.................................................  114,347.21     904.72          625,278.70
Midwest Splicing......................................   16,313.09     932.21          735,622.00
Hattech...............................................   33,685.08   2,086.85        1,669,861.94

     In January 2000, the Registrant sold Mr. Mercurio, the Registrant's president and chief executive officer, 188,810 shares of its common stock for $252,633, which was paid for by Mr. Mercurio through the issuance of a promissory note, in a transaction exempt from registration under Section 4(2) of the Securities Act as a transaction not involving a public offering.

     In December 1999, the Registrant and LISN Holdings, Inc. entered into a series of transactions that resulted in LISN becoming a wholly owned subsidiary of the Registrant. In connection with the LISN acquisition, LISN's former shareholders exchanged an aggregate amount of $62,642,399.34 of LISN's junior subordinated notes, 90,879.51 shares of LISN's preferred stock and 90,275.69 shares of LISN's common stock for an aggregate of 11,455,629.8 shares of the Registrant's class B common stock, 90,637.70 shares of the Registrant's series C preferred stock and $62,642,399.34 in aggregate principal amount of the Registrant's junior subordinated notes. These issuances were exempt from registration under Rule 506 of Regulation D and under Section 4(2) of the Securities Act. LISN's former shareholders also exchanged options to purchase 2,906 shares of LISN common stock for options to purchase an aggregate of 1,071,029 shares of the Registrant's class B common stock and 7,238 shares of the Registrant's series C preferred stock. The issuance of these options was made in reliance on Rule 701 under the Securities Act.

     Also in connection with the LISN acquisition, the Registrant's shareholders exchanged an aggregate of 13,856,473.34 shares of the Registrant's common stock for an aggregate of 47,957.03 shares of the Registrant's series C preferred stock, $33,144,527.87 in aggregate principal amount of the Registrant's junior subordinated notes and $103,401,483.17 in cash. These issuances were exempt from registration under Section 3(a)(9) of the Securities Act.

     On May 24, 1999, as partial consideration for the acquisition of Texel Corporation, the Registrant issued 1,030,335.03 shares of its common stock to Texel's former shareholder. This issuance was exempt from registration under
Section 4(2) of the Securities Act as a transaction not involving a public offering.

     On February 26, 1999, an indirect subsidiary of the Registrant was merged with and into North American Tel-Com Group, Inc. As a result of the merger, North American Tel-Com became an indirect subsidiary of the Registrant. In the merger, each issued and outstanding share of North American Tel-Com common stock was converted into one-tenth of one share of the Registrant's common stock and each issued and outstanding share of North American Tel-Com preferred stock was converted into one-tenth of one share of the Registrant's preferred stock. As a result of the merger, 10,517,561 shares of North American Tel-Com common stock were converted into 10,897,151 shares of the Registrant's common stock and 100,000 shares of North American Tel-Com series A preferred stock were converted into 10,000 shares of the Registrant's series A preferred stock. These issuance were exempt from registration under Section 4(2) of the Securities Act as a transaction not involving a public offering.

     In connection with the merger with North American Tel-Com, the Registrant issued to HIG Cable West, Inc. 7,596.38 shares of the Registrant's series B preferred stock for $7,596,380 in cash, or $1,000 per share, and issued 1,029,079 shares of its common stock to 18 of the employees of North American Tel-Com for an aggregate sum of $2.4 million or $2.34 per share of common stock. These issuance were exempt from registration under Section 4(2) of the Securities Act as transactions not involving a public offering. The proceeds of these offerings were used to complete additional acquisitions in February 1999, as described below. The Registrant believes that the Section 4(2) exemption was available based on the financial and other information provided to (or made available to) the purchasers and the representations made by the purchasers in their subscription agreements as to their knowledge and experience in financial and business matters, their ability to evaluate the risks and merits of the prospective investment, the suitability of the investment for them and their ability to bear the risks of the investment. All purchasers represented that they purchased the shares for investment purposes only and received share certificates that were legended to restrict transferability except in compliance with the Securities Act.

     Also on February 26, 1999, the Registrant consummated the acquisitions of Network Cabling Services, Inc., Copenhagen Utilities & Construction, Inc. and DAS-CO of Idaho, Inc. In connection with the acquisition of all of Network Cabling's outstanding capital stock, the Registrant issued 300,000 shares of its common stock to six former shareholders of Network Cabling. In connection with the acquisition of all of Copenhagen Utilities' outstanding capital stock, the Registrant issued 1,147,100.85 shares of its common stock to two former Copenhagen Utilities shareholders as partial consideration for the purchase. In connection with the acquisition of all of DAS-CO's outstanding capital stock, the Registrant issued 37,003.27 shares of its common stock to a key employee of DAS-CO. These issuances exempt were from registration under Section 4(2) of the Securities Act as transactions not involving a public offering.

     In connection with the February 1999 acquisitions, the Registrant entered into a new credit facility and issued warrants to acquire 371,853.11 shares of its common stock to five members of the loan syndicate at an exercise price of $0.01 per share of common stock. The loan syndicate members included PNC Bank, N.A., Merrill Lynch Capital Corporation, Magnetite Asset Investors LLC, Heller Financial Inc. and Antares Capital Corp. These issuances were exempt from registration under Section 4(2) of the Securities Act as transactions not involving a public offering.

     Between February of 1999 and December of 1999, the Registrant issued options to purchase an aggregate of 652,012.15 shares of its common stock to its employees, which were cashed-out in connection with the LISN acquisition. On December 15, 1999, the Registrant issued options to purchase an aggregate of 35,000 shares of its common stock. These grants were exempt from registration under Rule 701 under the Securities Act.

     Between March 2000 and June 2000, the Registrant issued options to purchase an aggregate of 970,944 shares of its common stock to its employees in reliance on Rule 701 under the Securities Act.

     Between March of 2000 and September 1, 2000, the Registrant issued 185,394 shares of its common stock and 1,253 shares of its series C preferred stock to its employees upon the exercise of outstanding options in reliance on Rule 701 under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1            -- Form of Underwriting Agreement.**
          2.1            -- Agreement and Plan of Reorganization, dated November 8,
                            1999, by and among Orius Corp., Orius Merger Sub., Inc.
                            and LISN Holdings, Inc.+
          2.2            -- Amendment Number One to Agreement and Plan of
                            Reorganization, dated January 13, 2000, by and among
                            Orius Corp., Orius Merger Sub, Inc. and LISN Holdings,
                            Inc.+
          3.1            -- Third Restated Articles of Incorporation of Orius Corp.**
          3.2            -- Bylaws of Orius Corp.**
          4.1            -- Indenture, dated February 9, 2000, by and among NATG
                            Holdings, LLC and Orius Capital Corp. (the "Issuers"),
                            the Guarantors named therein (the "Guarantors") and
                            United States Trust Company of New York, as trustee (the
                            "Trustee").+

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          4.2            -- Supplemental Indenture, dated April 14, 2000, by and
                            among the Issuers, Fenix Communications, Inc., Fenix
                            Limited Partnership, the other Guarantors and the
                            Trustee.+
          4.3            -- Second Supplemental Indenture, dated July 11, 2000, by
                            and among the Issuers, Fenix Holdings, Inc., Fenix
                            Telecom Services Limited Partnership, Network
                            Comprehensive Telecom, L.P., Network Cabling Holdings,
                            Inc., Fenix Telecommunications Services, Inc., Irwin
                            Telecom Services, Inc., Midwest Splicing & Activation,
                            Inc., Hattech, Inc., the other Guarantors and the
                            Trustee.+
          5.1            -- Opinion of Akerman, Senterfitt & Eidson regarding the
                            validity of the securities offered hereby.**
         10.1            -- Amended and Restated Credit Agreement, dated July 5,
                            2000, among Orius Corp., NATG Holdings, LLC, Bankers
                            Trust Company, as Agent, and various lending
                            institutions, with Deutsche Bank Securities, as Lead
                            Arranger and Book Manager, Bank of America, N.A., as
                            Syndication Agent, and First Union National Bank, as
                            Documentation Agent.+
         10.2            -- Orius Corp. Investor Rights Agreement, dated November 8,
                            1999, by and among Orius Corp., Willis Stein & Partners
                            II, L.P., Willis Stein & Partners Dutch, L.P., LISN
                            Holdings, Inc. and each of the other shareholders listed
                            on the signature pages thereto.+
         10.3            -- 1999 Orius Management Equity Compensation Plan.+
         10.4            -- 2000 Long-Term Equity Incentive Plan.**
         10.5            -- Form of Incentive Stock Option Agreement.**
         10.6            -- 2000 Employee Stock Purchase Plan.**
         10.7            -- Employment Agreement, dated December 14, 1999, by and
                            between Orius Corp. and Joseph P. Powers.+
         10.8            -- Employment Agreement, dated December 14, 1999, by and
                            between Orius Corp. and Robert Agres.+
         10.9            -- Senior Management Agreement, dated November 8, 1999, by and between Orius Corp. and William J. Mercurio.+
         10.10           -- Employment Agreement, dated May 28, 1999, by and between
                            Donald J. Vanke and LISN, Inc.+
         10.11           -- Employment Agreement, dated June 30, 1998, by and between
                            William G. Mullen and U.S. Cable, Inc., as amended
                            pursuant to a Letter Agreement, dated September 24,
                            1999.+
         10.12           -- Consulting Agreement, dated May 30, 2000, between Orius
                            Corp. and Jack E. Reich.+
         10.13           -- Promissory Note, dated January 16, 2000, issued to
                            William J. Mercurio to Orius Corp.+
         21.1            -- Subsidiaries of Orius Corp.**
         23.1            -- Consent of PricewaterhouseCoopers LLP.*
         23.2            -- Consent of Milhouse, Martz & Neal L.L.P.*
         23.3            -- Consent of Williams, Young, LLC.*
         23.4            -- Consent of Offutt Childers & Putman, P.C.*
         23.5            -- Consent of Akerman, Senterfitt & Eidson (included in
                            Exhibits 5.1).*

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         24.1            -- Power of Attorney.*

---------------

 *  Filed herewith.

**  To be filed by amendment.

 + This exhibit is incorporated by reference to Orius Corp.'s Registration Statement on Form S-4, File No. 333-36952, originally filed with the SEC on May 12, 2000. Orius Corp. agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.

  (b) Financial Statement Schedules.

     The following financial statement schedules are included in this Registration Statement:

     Schedule II Valuation and Qualifying Accounts

     All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described under Item 20 or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Orius Corp. has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on September 18, 2000.

                                            Orius Corp.

                                            By:   /s/ WILLIAM J. MERCURIO
                                              ----------------------------------
                                                     William J. Mercurio
                                                President and Chief Executive
                                                            Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 and Power of Attorney have been signed by the following persons in the capacities on September 18, 2000.

                 SIGNATURES                                       CAPACITY
                 ----------                                       --------

           /s/ WILLIAM J. MERCURIO              President and Chief Executive Officer,
---------------------------------------------   Director (Principal Executive Officer)
             William J. Mercurio

                      *                         Chief Financial Officer (Principal Financial
---------------------------------------------   and Accounting Officer)
               Robert E. Agres

                      *                         Director
---------------------------------------------
               Donald J. Vanke

                      *                         Director
---------------------------------------------
               Gregory M. Barr

                      *                         Director
---------------------------------------------
            Robert C. Froetscher

                      *                         Director
---------------------------------------------
                Jack E. Reich

                      *                         Director
---------------------------------------------
                Avy H. Stein

         By: /s/ WILLIAM J. MERCURIO
---------------------------------------------
             William J. Mercurio
              Attorney in Fact

 * The undersigned by signing his name hereto, does sign and execute this Registration Statement on Form S-1 pursuant to the Power of Attorney executed by the above-named officers and directors of the Registrant and previously filed with the Commission.

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          1.1            -- Form of Underwriting Agreement.**
          2.1            -- Agreement and Plan of Reorganization, dated November 8,
                            1999, by and among Orius Corp., Orius Merger Sub., Inc.
                            and LISN Holdings, Inc.+
          2.2            -- Amendment Number One to Agreement and Plan of
                            Reorganization, dated January 13, 2000, by and among
                            Orius Corp., Orius Merger Sub, Inc. and LISN Holdings,
                            Inc.+
          3.1            -- Restated Articles of Incorporation of Orius Corp.**
          3.2            -- Bylaws of Orius Corp.**
          4.1            -- Indenture, dated February 9, 2000, by and among NATG
                            Holdings, LLC and Orius Capital Corp. (the "Issuers"),
                            the Guarantors named therein (the "Guarantors") and
                            United States Trust Company of New York, as trustee (the
                            "Trustee").+
          4.2            -- Supplemental Indenture, dated April 14, 2000, by and
                            among the Issuers, Fenix Communications, Inc., Fenix
                            Limited Partnership, the other Guarantors and the
                            Trustee.+
          4.3            -- Second Supplemental Indenture, dated July 11, 2000, by
                            and among the Issuers, Fenix Holdings, Inc., Fenix
                            Telecom Services Limited Partnership, Network
                            Comprehensive Telecom, L.P., Network Cabling Holdings,
                            Inc., Fenix Telecommunications Services, Inc., Irwin
                            Telecom Services, Inc., Midwest Splicing & Activation,
                            Inc., Hattech, Inc., the other Guarantors and the
                            Trustee.+
          5.1            -- Opinion of Akerman, Senterfitt & Eidson regarding the
                            validity of the securities offered hereby.**
         10.1            -- Amended and Restated Credit Agreement, dated July 5,
                            2000, among Orius Corp., NATG Holdings, LLC, Bankers
                            Trust Company, as Agent, and various lending
                            institutions, with Deutsche Bank Securities, as Lead
                            Arranger and Book Manager, Bank of America, N.A., as
                            Syndication Agent, and First Union National Bank, as
                            Documentation Agent.+
         10.2            -- Orius Corp. Investor Rights Agreement, dated November 8,
                            1999, by and among Orius Corp., Willis Stein & Partners
                            II, L.P., Willis Stein & Partners Dutch, L.P., LISN
                            Holdings, Inc. and each of the other shareholders listed
                            on the signature pages thereto.+
         10.3            -- 1999 Orius Management Equity Compensation Plan.+
         10.4            -- 2000 Long-Term Equity Incentive Plan.**
         10.5            -- Form of Incentive Stock Option Agreement.**
         10.6            -- 2000 Employee Stock Purchase Plan.**
         10.7            -- Employment Agreement, dated December 14, 1999, by and
                            between Orius Corp. and Joseph P. Powers.+
         10.8            -- Employment Agreement, dated December 14, 1999, by and
                            between Orius Corp. and Robert Agres.+
         10.9            -- Senior Management Agreement, dated November 8, 1999, by and between Orius Corp. and William J. Mercurio.+
         10.10           -- Employment Agreement, dated May 28, 1999, by and between
                            Donald J. Vanke and LISN, Inc.+

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.11           -- Employment Agreement, dated June 30, 1998, by and between
                            William G. Mullen and U.S. Cable, Inc., as amended
                            pursuant to a Letter Agreement, dated September 24,
                            1999.+
         10.12           -- Consulting Agreement, dated May 30, 2000, between Orius
                            Corp. and Jack E. Reich.+
         10.13           -- Promissory Note, dated January 16, 2000, issued to
                            William J. Mercurio to Orius Corp.+
         21.1            -- Subsidiaries of Orius Corp.**
         23.1            -- Consent of PricewaterhouseCoopers LLP.*
         23.2            -- Consent of Milhouse, Martz & Neal L.L.P.*
         23.3            -- Consent of Williams, Young, LLC.*
         23.4            -- Consent of Offutt Childers & Putman, P.C.*
         23.5            -- Consent of Akerman, Senterfitt & Eidson (included in
                            Exhibits 5.1).*
         24.1            -- Power of Attorney.*

---------------

 *  Filed herewith.

**  To be filed by amendment.

 + This exhibit is incorporated by reference to Orius Corp.'s Registration Statement on Form S-4, File No. 333-36952, originally filed with the SEC on May 12, 2000. Orius Corp. agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.